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15 STRATEGIC BRANDS

POWERS
IRELAND
TIA MARIA
PERNOD
UNITED KINGDOM
AMARO RAMAZZOTTI
GERMANY
WISER'S
CANADA
HIRAM WALKER LIQUEURS
SEAGRAM'S GIN
WILD TURKEY
UNITED STATES
DON PEDRO
PRESIDENTE
MEXICO
SOMETHING SPECIAL
VENEZUELA
MONTILLA
BRAZIL
SUZE
CLAN CAMPBELL
ABERLOUR
PASTIS 51
FRANCE
PASSPORT
CAMPO VIEJO
RUAVIEJA
SPAIN

30 LEADING LOCAL BRANDS

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POLAND/FRANCE
WYBOROWA
CZECH REPUBLIC
BECHEROVKA
RUSSIA
OLMECA
ARARAT
JAPAN
DITA
CAFÉ DE PARIS
KOREA
IMPERIAL
CHINA
ROYAL SALUTE
THAILAND
100 PIPERS
INDIA
ROYAL STAG
WYNDHAM ESTATE
AUSTRALIA

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PERNOD RICARD
ANNUAL REPORT 05/06
5

Key figures

SALES
In € million

4,836
3,534
3,611
6,066
02 (1)
03 (1)
04/05 (2)
05/06 (2)

CONTRIBUTION AFTER A & P EXPENSES
In € million

1,499
1,415
1,413
2,330
02 (1)
03 (1)
04/05 (2)
05/06 (2)

750
739
729
1,255
15.5%
20.9%
20.2%
20.7%
02 (1)
03 (1)
04/05 (2)
05/06 (2)

440
413
464
464
476
484
711
639
02 (1)
03 (1)
04/05 (2)
05/06 (2)
Net operating profit from ordinary activities
Net profit

EARNINGS PER SHARE/ DIVIDEND PER SHARE
In €

1.80
5.57
5.93
1.96
6.25
6.25
2.15
6.81
6.70
2.52
7.29
8.12
02 (1)
03 (1)
04/05 (2)
05/06 (2)
Dividend per share
Net earnings per share
Net earnings per share from ordinary activities

CHANGE IN NET DEBT
In € million

2,791
2,109
2,145
6,351
02 (1)
03 (1)
04/05 (2)
05/06 (2)

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6
Pernod Ricard in 2005/2006
Chairman's message
Key figures & analysis by Pierre Pringuet
History and growth
Events of the year 2005/2006
Strategy

Figures per region & per brand

SALES BY GEOGRAPHICAL AREA

In € million

3,408
651
835
1,330
592
3,419
708
770
1,360
581
3,611
980
740
1,352
539
6,066
1,717
1,681
2,014
654
02 (1)
03 (1)
04/05 (2)
05/06 (2)
Asia/Rest of the World
Americas
Europe
France

OPERATING PROFIT FROM ORDINARY ACTIVITIES BY GEOGRAPHICAL AREA

In € million

710
137
176
277
120
736
149
179
294
114
729
158
177
296
98
1,255
289
391
453
121
02 (1)
03 (1)
04/05 (2)
05/06 (2)
Asia/Rest of the World
Americas
Europe
France

15 STRATEGIC BRANDS

Ricard 5.6 -4%
Ballantine's 5.3 -11%
Chivas Regal 3.9 +11%
Malibu 3.3 +4%
Stolichnaya 2.6 +19%
Havana Club 2.4 +13%
Beefeater 2.3 -5%
Kahlúa 2.1 -5%
Jameson 2.1 +12%
Martell 1.3 +11%
The Glenlivet 0.5 +10%
Jacob's Creek 7.5 +1%
Mumm/Perrier-Jouët 0.8 0%
Montana 1.2 +3%
0
2
4
6
8

Total Top 15 : 40.8 millions of 9-litre cases

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8

Pernod Ricard in 2005/2006
Chairman's message
Key figures & analysis by Pierre Pringuet
History and growth
Events of the year 2005/2006
Strategy

30 years of history and growth

In euro

CREATION OF PERNOD RICARD

1975
Creation of Pernod Ricard
Creation of Pernod Ricard through the merger of two French anise-based spirits companies, Pernod and Ricard

Acquisition of Campbell Distillers
(scotch whiskies) and CDC (Dubonnet, Byrrh, etc.)

FIRST INTERNATIONAL ACQUISITIONS

1981
Acquisition of Austin Nichols Ltd
(producer and distributor of Wild Turkey bourbon)

1982
Takeover of SIAS MPA
the world's No. 1 producer of fruit preparations for dairy-based desserts

1984
Acquisition of Orangina

BUILDING A WORLDWIDE NETWORK

1985
Acquisition of Ramazzotti
(bitters) in Italy

1988
Acquisition of Irish Distillers
(Irish whiskeys: Jameson, Paddy, Bushmills and Powers)

1989
Acquisition of Orlando Wyndham
(wines) in Australia

1993
Creation of Havana Club International
(rum) in Cuba

160
150
140
130
120
110
100
90
80
70
60
50
40
30
20
10
1975
1980
1985
1990
1995

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PERNOD RICARD
ANNUAL REPORT 05/06
9

EVOLUTION OF PERNOD RICARD WORKFORCE FROM 1984 TO 2006

20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
17 602
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004/2005
2005/2006

%
100
80
60
40
20
0
89%
Outside France
1975
1980
1985
1990
1995
2000
2005

LARIOS
DRY GIN
MARTELL
CORDON BLEU
MALIBU
Ballantine's
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

CONSOLIDATION AND ORGANISATION

Implementation of regionalisation (Brand Owner subsidiaries and distribution subsidiaries)

1999

Acquisition of Yerevan Brandy Company

Acquisition of Agros and the international rights for Wyborowa

1997

Acquisition of Larios (gin) in Spain

Purchase of an equity stake in Jan Becher

STRATEGIC REFOCUSING

2006

Sale of Dunkin' Brands Inc. (Quick Service Restaurants)

Disposal of Glen Grant, Old Smuggler and Braemar

2005

Acquisition of Allied Domecq in partnership with Fortune Brands

Sale of Larios gin and The Old Bushmills Distillery

Sale of minority interest in Britvic Plc (soft drinks)

2002

Partnership agreements with Sogrape for distribution of Sandeman (port), and Kirin for distribution of Four Roses (bourbon)

Continued disposal of non-alcohol sector assets (BWG, SIAS-MPA, AGROS, etc.)

2001

Purchase of 38% of Seagram's Wines & Spirits businesses

Sale of Orangina-Pampryl and Yoo Hoo

Stock market price performance since 1975

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RICARD
BALLANTINE'S
CHIVAS REGAL
MALIBU
STOLICHNAYA
HAVANA CLUB
BEEFEATER
KAHLÚA
JAMESON
THE GLENLIVET

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ESTD
1801
THE PRINCE OF WHISKIES
CHIVAS REGAL
AGED 12 YEARS
PREMIUM SCOTCH
WHISKY
PRODUCE OF SCOTLAND
BLENDED SCOTCH WHISKY
CHIVAS BROTHERS LTD

3,9 million 9-litre cases

Volume sold in 2005/2006 (12 months)

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DEPUIS 1932
RICARD
APÉRITIF
45
ANISÉ
DEPUIS 1932
PASTIS de MARSEILLE
Paul Ricard
100 cl
CRÉATEUR
45%vol.
FRANCE

5.6 million 9-litre cases

Volume sold in 2005/2006 (12 months)

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MALIBU
TWELVE ISLANDS SHIPPING CO.
MALIBU
CARIBBEAN RUM
WITH NATURAL
COCONUT FLAVOR
21% ALC/VOL 750ML
TWELVE ISLANDS
SHIPPING CO.
3.3 million 9-litre cases
Volume sold in 2005/2006 (12 months pro forma)

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JACOB'S CREEK
ESTABLISHED 1847
JACOB'S CREEK®
SHIRAZ
CABERNET
VINTAGE

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MARTELL
FONDÉE EN 1715
CORDON BLEU
OLD CLASSIC COGNAC
J. Martell
1715
70cl e
40%vol
COGNAC
PRODUCED AND BOTTLED IN FRANCE
APPELLATION COGNAC CONTRÔLÉE
1.3 million 9-litre cases
Volume sold in 2005/2006 (12 months)

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Jameson
JQ-058548
JOHN JAMESON & SON LIMITED
JJ·S
JAMESON
Established Since 1780
SINE METU
Triple Distilled
IRISH WHISKEY
TRIPLE DISTILLED MATURED AND BOTTLED
IN IRELAND BY
John Jameson & Son
THE BOW STREET DISTILLERY
DUBLIN 7 IRELAND
PRODUCT OF
IRELAND

2.1 million 9-litre cases

Volume sold in 2005/2006 (12 months)

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Ballantine's
By Appointment to
THE LATE QUEEN VICTORIA
AND THE LATE KING EDWARD VII
Ballantine's
FINEST
FULLY MATURED
FINEST QUALITY
ESTD 1827
SCOTCH WHISKY
BLENDED & BOTTLED BY
GEORGE BALLANTINE AND SON LTD
DISTILLERS DUMBARTON SCOTLAND
70cl e
BOTTLED IN SCOTLAND
PRODUCT OF SCOTLAND
40% vol

5.3 million 9-litre cases

Volume sold in 2005/2006 (12 months pro forma)

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PERNOD RICARD
ANNUAL REPORT 05/06
57

SHARE PERFORMANCE OVER THE YEAR

Pernod Ricard
CAC 40
130
125
120
115
110
105
100
95
30.06.05
€132
30.06.05
4,229.35 pts
+16.70%
€ 155
+16.37%
4,965.96 pts
01.07.05
11.07.05
20.07.05
01.08.05
10.08.05
19.08.05
31.08.05
09.09.05
20.09.05
30.09.05
09.10.05
20.10.05
01.11.05
10.11.05
21.11.05
01.12.05
09.12.05
20.12.05
02.01.06
10.01.06
20.01.06
01.02.06
13.02.06
20.02.06
01.03.06
10.03.06
24.03.06
31.03.06
06.04.06
14.04.06
25.04.06
05.05.06
15.05.06
30.05.06
05.06.06
15.06.06
26.06.06
30.06.06

Pernod Ricard has
96,000
shareholders

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AÑEJO 7 AÑOS
RON PURO CUBANO
Havana Club
AÑEJO 7 AÑOS
EL RON DE CUBA

2.4 million 9-litre cases

Volume sold in 2005/2006 (12 months)

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70
Environmental and social responsibility
Commitments
Shareholders
Employees
Consumers
Environment
Clients & Suppliers

17,602 employees
at 30 June 2006

GROUP EMPLOYMENT DATA
WORKFORCE

Change in the number of employees worldwide since 1984

20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
17,602
14,674
2,928
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004/2005
2005/2006
Group
France
Rest of the world

Breakdown of workforce worldwide

at 30 june 2005
9%
10%
38%
10%
11%
22%
at 30 june 2006
9%
14%
34%
17%
9%
17%
Europe (excl. France)
France
South America
North America
Oceania
Asia

Claudia Sargaco, Finance Controller, Pernod Ricard Portugal.

Patrick Matthieu, production line leader.

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PERNOD RICARD
ANNUAL REPORT 05/06
71

BREAKDOWN OF THE WORKFORCE

Average age by region
at 30 june 2006

France 41.59
Europe (excl. Fr.) 41.28
Pacific 40.08
North America 39.55
Asia 38.76
South America 36.63
34 35 36 37 38 39 40 41 42

France 17.60
Europe (excl. France) 11.20
North America 9.60
Asia 7.50
South America 6.70
Pacific 6.40
0 2 4 6 8 10 12 14 16 18

Breakdown of workforce
by employment category

12.9%
34.1%
25.5%
27.5%
Production and distribution workers
Office staff
Foremen and supervisors
Executives and managers

BREAKDOWN OF EMPLOYEES BY TYPE OF EMPLOYMENT CONTRACT

Breakdown of workforce
by type of employment
contract

7.6%
92.4%
Permanent contracts
Fixed-term contracts

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THE GLENLIVET
SCOTCH WHISKY
GEORGE & J. G. SMITH
1824
THE GLENLIVET
SINGLE MALT SCOTCH WHISKY
GUARANTEED 12 YEARS OF AGE
"The single malt that started it all"
GEORGE & J. G. SMITH LTD 1824

0.5 million 9-litre cases

Volume sold in 2005/2006 (12 months)

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PERNOD RICARD
ANNUAL REPORT 05/06
75

WORKPLACE ACCIDENTS

FREQUENCY RATE

Frequency rate of workplace accidents

45
40
35
30
25
20
15
10
5
0
10.3
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2004/2005
2005/2006

ACCIDENT GRAVITY RATE

Gravity rate of workplace accidents

1
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
0.29
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004/2005
2005/2006

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78
Environmental and social responsibility
Commitments
Shareholders
Employees
Consumers
Environment
Clients & Suppliers

Training time
by category
15%
25%
34 %
26%
Production and distribution workers
Office staff
Foremen and supervisors
Executives and managers

PAYROLL

TOTAL PAYROLL

Payroll
per region
3%
7%
9%
37%
19%
25%
Europe (excl. France)
North America
France
Pacific
Asia
South America

PAYROLL CHARGES

European Works Council at Manzanares.

PERNOD RICARD EUROPEAN WORKS COUNCIL

PERNOD RICARD
Comité Européen
European Works Council
L'intégration d'Allied Domecq,
le partage des cultures
The Allied Domecq integration,
sharing cultures
2005

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Stolichnaya
Genuine Russian vodka
STOLICHNAYA
IMPORTED RUSSIAN VODKA
SPI
Stolichnaya vodka
40%VOL
70 CL
PRODUCED FOR S.P.I. GROUP
DISTILLED IN RUSSIA
RUSSIAN VODKA

2.6 million 9-litre cases

Volume sold in 2005/2006 (12 months pro forma)

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IMPORTED
IMPORTÉ
1820
BEEFEATER
GOLD MEDALS
SINCE 1873
LONDON
DRY GIN
DISTILLED FROM 100% GRAIN SPIRIT
DISTILLÉ À PARTIR D'ALCOOL DE GRAIN À 100%
DISTILLED AND BOTTLED IN THE U.K. BY
JAMES BURROUGH LONDON ENGLAND
DISTILLERS OF FINE GIN SINCE 1820
70 cl
40% vol.

2.3 million 9-litre cases

Volume sold in 2005/2006 (12 months pro forma)

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IMPORTED
KAHLÚA
LICOR DELICIOSO
LIQUEUR DE CAFE
KAHLÚA, S.A., FABRICA DE LICOR DE CAFE

2.1 million 9-litre cases

Volume sold in 2005/2006 (12 months pro forma)

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MUMM
CHAMPAGNE
MAISON FONDÉE EN 1827
G.H.MUMM
À REIMS-FRANCE
Brut
PRODUIT DE FRANCE
0.6 million 9-litre cases
Volume sold in 2005/2006 (12 months pro forma)

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96

Environmental and social responsibility
Commitments
Shareholders
Employees
Consumers
Environment
Clients & Suppliers

Miltonduff.

Strathisla.

Industrial scope

Whisky

North	South
Aberlour	Airdrie
Allt A Bhainne	Balgray
Glenallachie	Dalmuir
Longmorn	New Bridge
Strathisla-Glen Keith	Paisley
The Glenlivet	Strathclyde
Keith Bond	Dumbuck
Mulben	Westthorn
Glenburgie	Willowyard
Glendronach	Kilmalid-Newton
Glentauchers	
Miltonduff	
Tormore	
Scapa	

CANADA
90,800 t
Walkerville
Whisky, rum, vodka, gin
UNITED STATES
154,700t
2,900t
Mumm Napa:
Sparkling wine
Lawrenceburg Kentucky
Bourbon
Lawrenceburg Indiana
Whisky, gin, vodka
Fort Smith
Liquors, rum
Ensenada: Wine
Sonora: Brandy
MEXICO
9,800t
21,200t
Arandas: Tequila
Los Reyes: Brandy/liquors
IRELAND
Fox & Geese
Midleton Distillery
Whiskey
PORTUGAL
Bombarral
Whisky, brandy, tequila
BRAZIL
Whisky
3,000t
Wine
4,600t
Resende
Spirits
Suape
Spirits
ARGENTINA
Cafayate
Wine
San Juan, Mendoza, San Rafael:
Wine
25,900t
Livramento
Wine
Bella Vista
Spirits

Walkerville.

Ysios (Spain).

Cafayate.

San Juan.

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PERNOD RICARD
ANNUAL REPORT 05/06
97

SCOTLAND
179,600t
50,800t
ENGLAND
Kennington
Gin
POLAND
Poznan (2 sites)
Vodka
Karlovy Vary
Bohatice
Bitters
CZECH REPUBLIC
Lille, Bessan, Bordeaux, Marseille: Anis-based drinks
Cubzac: Sparkling wines
Thuir: Wine-based aperitifs
Cognac/Lignères (4 sites): Cognac
Reims, Épernay: Champagne
FRANCE
18,300t
Canelli
Sparkling wines, Bitters
ITALY
GEORGIA
4,000t
Telavi
Wine
ARMENIA
Yerevan
Armavir
Aygavan
Berd
Brandy
24,800t
SPAIN
130,800t
Manzanares: Rum
Dicastillo: Sparkling wines
Ruavieja: Liquors
Age, Alanis, Cinco Casas, Arienzo Elciego, Aura, Casa de la Viña, Jumilla, Logroño, Pazo de Villarey, Tarsus, Valencia, Muruarte, Ysios: Wines
GREECE
Mithylène
Ouzo
INDIA
Behror
Daurala
Whisky
Nashik
Kolhapur
14,100t
400t
AUSTRALIA
Wine
118,600t
Wyndham Estate
Rowland Flat
Richmond Grove
Russet Ridge
Morris Wines
Poet's Corner
Wickham Hill
NEW ZEALAND
Wine
Tamaki
Church Road
Corbans
Gisborne
Framingham
Brancott
52,400t
Raw materials
Grains
Grapes
Agave
Rice
101 industrial sites
the 5 main industrial sites of the Group

Nashik.

Wyndham Estate.

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MONTANA
NEW ZEALAND
MONTANA
NEW ZEALAND
Marlborough
SAUVIGNON BLANC
WINE OF NEW ZEALAND
1.2 million 9-litre cases
Volume sold in 2005/2006 (12 months pro forma)

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PERRIER JOUËT
CUVEE
BELLE EPOQUE
CHAMPAGNE
BRUT
PERRIER JOUËT
BELLE EPOQUE
1996
à Epernay-France
PRODUIT DE FRANCE

0.2 million 9-litre cases

Volume sold in 2005/2006 (12 months pro forma)

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154

Financial Report

General Information on the Company and its share capital

Corporate Governance

Report of the Chairman on internal control procedures Management Report

Management Report

Consolidated Financial Statements

Parent Company Financial Statements

Information on the reference document

Management Report

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170

Financial Report
General Information on the Company and its share capital
Corporate Governance
Report of the Chairman on internal control procedures Management Report
Management Report
Consolidated Financial Statements
Parent Company Financial Statements
Presentation and text of the resolutions proposed to the Annual General Meeting
Information on the reference document

Consolidated Financial Statements

176 Notes to the Consolidated Financial Statements

220 Statutory Auditors' Report on the Consolidated Financial Statements

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ANNUAL REPORT

2005

2006

[LOGO OF PERNOD RICARD]

15 STRATEGIC BRANDS

[GRAPHIC APPEARS HERE]

30 LEADING LOCAL BRANDS

Local brands are located on the map according to the country where the most sales are made of local branded products.

[GRAPHIC APPEARS HERE]

[GRAPHIC APPEARS HERE]

Successful integration of Allied Domecq and continued growth

As the world’s No. 2 Wines and Spirits group, Pernod Ricard holds a leading position on every continent. With 17,600 employees in more than 70 countries, the Group made sales of €6,066 million in 2005/2006.

Since its creation in 1975, Pernod Ricard has undergone sustained development, founded on both organic growth and successive acquisitions: the purchase of Allied Domecq in July 2005 is the most recent sign of the Group’s worldwide ambitions.

Building on its portfolio of major Premium brands, its presence on every continent and its decentralised organisation, Pernod Ricard intends to continue its momentum of international development.

Key figures

€6,066 million

Sales

+68%

Sales growth

€1,255 million

Operating profit from ordinary activities

+72%

Growth of operating profit from ordinary activities

20.7%

Operating margin rate

+32%

Growth of Net profit

Contents

PERNOD RICARD IN 2005/2006
02	Chairman’s message
04	Key figures & analysis by Pierre Pringuet
08	30 years of history and growth
10	Events of the year 2005/2006
12	Pernod Ricard’s major strategic objectives
16	15 STRATEGIC BRANDS
18	Chivas Brothers
21	Irish Distillers Limited
22	Ricard SA
24	Malibu-Kahlúa International
26	Havana Club International
27	The Stolichnaya Brand Organisation
28	Martell Mumm Perrier-Jouët
30	Orlando Wines & Pernod Ricard New Zealand
32	AN INTERNATIONAL STRATEGY ADAPTED TO EACH MARKET
34	Asia and Rest of the World
38	Americas
42	Europe (except France)
45	France
46	ENVIRONMENTAL AND SOCIAL RESPONSIBILITY
48	Commitments
50	Shareholders
64	Employees
80	Consumers
94	Environment
106	Clients & Suppliers
108	CORPORATE SPONSORSHIP
116	FINANCIAL REPORT

[GRAPHIC APPEARS HERE]

An exceptional year

[GRAPHIC APPEARS HERE]

The quicker-than-anticipated integration of Allied Domecq is a total success. Combined with the Group’s high-performing strategy and its dynamic operations, it has led to excellent results and new growth prospects the world over.

COMPLETE SUCCESS OF ALLIED DOMECQ’S INTEGRATION

Just three years after acquiring Seagram, Pernod Ricard went one step further by integrating Allied Domecq in record time. Completed in March 2006, less than a year after finalising the acquisition, this formidable operation is a spectacular illustration of the major role that we are continuing to play: consolidating our business segment.

This integration also shows our ability to complete business combinations of this kind successfully. In less than a year, 5,000 people joined us and the large number of Allied Domecq brands were perfectly integrated into our business, enabling Pernod Ricard to generate sales of over €6 billion.

The outcome is extremely positive for all aspects of the operation: lower costs of integration (which amounted to between €350 and €400 million as compared with the €450 million originally estimated); more rapid implementation of synergies (€270 million expected in the 2006/2007 financial year); disposals made under better conditions than anticipated... all this led to an impressive reduction in our indebtedness: at 30 June 2006, indebtedness had fallen sharply by €3.6 billion to €6.35 billion. This is a remarkable success. It has already led to results that are higher than expected: a 68% rise in sales, a 72% increase in operating profit from ordinary activities and a Net profit up 32%*.

These results are essential for us, because, through our growth, our goal is to grow our profits and to enhance our value creation even further.

STRONG GROWTH OF OUR HISTORICAL BRANDS

This growth is also due to the good increase in our historical brands: +2% in terms of volume and +4.3% in terms of sales**. The dynamism of our Premium brands confirms that we were right to focus our efforts on this area. To cite a few examples, Chivas Regal achieved record sales, the superior categories of Martell accelerated their growth everywhere, Jameson progressed strongly in both the United States and in Europe, and The Glenlivet in both Asia and the United States.

There are a lot of other examples and you will be able to read about them in this annual report. They all show that our strategy is well-founded: the development of strong local brands to bolster the “Premiumisation” of our portfolio – in other words, the priority given to high-margin upmarket products that meet the expectations of more and more consumers, including in emerging countries. Our fifteen strategic brands already represent half our profits.

These same brands represent almost 70% of our advertising expenses. These investments are essential. First of all, because competition is fierce in our industry. Even more profoundly, because at Pernod Ricard, we are brand builders. By strengthening their bonds with their customers, our brands are speeding up their growth and helping to create value for the

(*)	After taking into account acquisition and restructuring costs.
(**)	Excluding bulk spirits sales.

Group. In just a few years, the campaigns conducted with regard to Chivas Regal, Martell and The Glenlivet, to use the same examples, have enabled them to resume sustained growth. Our advertising expenditure has therefore been very largely offset by the profits generated.

STRENGTHENING OF OUR POSITIONS WORLD-WIDE

The synergies between our 15 strategic international brands and our 30 leading local brands allow us to strengthen our positions on an ongoing basis. Nearly 90% of our sales are generated outside France. We are naturally turning towards strong-growth markets as a first priority.

The integration of Allied Domecq enabled us to increase our presence in Asia and the Americas - two buoyant markets which now account for over half our sales. In the United States, by combining our businesses, we crossed a decisive threshold, doubling our sales in the process. In Asia, our growth was also outstanding.

In Europe, which was less impacted by the integration, we maintained our leadership in spite of a difficult environment, notably due to the good performances we achieved in Russia, Greece and Scandinavia.

SUSTAINABLE AND INTERDEPENDENT DEVELOPMENT

All the conditions for our current and future development would not however have been met without careful and responsible consideration for our environment in the broadest sense.

Progress is only worthwhile when shared. This philosophy, introduced from the start by Paul Ricard, continues to guide us in our constant quest for improvement. During this financial year, we decided to take another step forward in corporate citizenship with the publication of our Corporate and Social Responsibility Charter. Our Group, which has always pursued a progressive social policy, an economic model based on long-term profitability, and a strategy of environmental respect, decided to underline these principles in a Charter.

Publishing this Charter allows everyone, and in particular the many employees who recently joined us, to understand and share our vision of interdependent development. The principles are also concerned with product quality, responsible consumption, and respect for the environment, as well as with relationships with employees, shareholders and suppliers.

Honouring these commitments is the guarantee of success for the Group.

PERNOD RICARD SPIRIT: ANOTHER OF OUR STRENGTHS

Our results for the 2005/2006 financial year could not have been achieved without the mobilisation and commitment of everyone in the Group around the strong values that have guided it since its very beginnings.

We are convinced that the conviviality and entrepreneurship so highly valued by Pernod Ricard are vital in nourishing the unrelenting motivation of our teams in the four corners of the world. This is an ever stronger conviction which we now share with the 5,000 Allied Domecq employees who have joined us.

These values underpin our corporate culture. They are just one more asset to help us continue our determined and reasoned approach to our markets.

OUR CONTINUED GROWTH

We have everything it takes to increase our successes and boost our growth: an effective strategy, strong brands, powerful networks, an efficient organisation, global deployment and experienced teams, to name but a few of our assets.

The successful integration of Allied Domecq will serve to confirm the confidence shown by our shareholders in our ability to seize new opportunities for consolidation that further our interests. At the same time, we have demonstrated our capacity to continue reducing debt and to accelerate our internal growth. These are all solid guarantees for our future: a future of growth and shareholder value creation.

Patrick Ricard

Chairman and Chief Executive Officer

[GRAPHIC APPEARS HERE]

“Our results for 2005/2006 are proof of the excellence of our business model. The relevance of our strategy, the quality of our organisation and the successful integration of Allied Domecq give me complete confidence in the Group’s growth prospects and our potential for value creation.”

[GRAPHIC APPEARS HERE]

Key figures

Analysis by Pierre Pringuet

[GRAPHIC APPEARS HERE]

Pierre Pringuet,

Deputy Chief Executive Officer.

How would you describe the most recent financial year?

The 2005/2006 financial year could be described as remarkable in more ways than one: we completed operational integration of Allied Domecq (a year earlier than we had originally anticipated), while maintaining strong vitality in the Group’s historical brands, with vigorous organic growth of 4.4% in their contribution. I must warmly congratulate all of Pernod Ricard’s teams around the world for these accomplishments.

The Group’s results are a perfect reflection of this: the spectacular increase in Operating profit from ordinary activities (€1,255 million, up 72%) shows the formidable impact of Allied Domecq’s integration on the group’s activity; the no less impressive growth in the Net profit (€639 million, up 32%, and including both acquisition and restructuring costs) demonstrates that this acquisition has created value for our shareholders in its very first year.

Before the integration of Allied Domecq, what were your highest expectations? Were they fulfilled?

Our expectations were very clear. We wanted first of all to acquire a portfolio of excellent brands, complementary to our own. This initial expectation was met: our 15 strategic brands allow us to be present on every market segment with a leading international brand.

Our second objective was to reinforce our presence on certain growing markets. This is now accomplished: we have doubled in size in the United States and also gained considerable strength in Mexico and Canada; Spain is now the Group’s second largest market; we have extended our network to Eastern Europe; we now share market leadership in South Korea; and last but not least we are becoming a major player in Wines in the Pacific region.

Finally, we believed that the acquisition of Allied Domecq would be an extraordinary catalyst for the Group’s profitability: the results of the past financial year are ample proof of this, even with the new synergies not yet completely in play.

The integration of Allied Domecq took place faster than expected.

How do you explain its rapid implementation?

Allied Domecq’s operational integration, which was our main objective for this financial year, was completed on 31 March. This was made possible by our decentralised organisation: once the holding company had set the guidelines, integration was carried out region by region, country by country, as indicated by our experience with Seagram.

We are now entering what I would call the second phase of integration, that of re-launching the brands we acquired, in order to ensure the long-term success of the Allied Domecq acquisition. This will be the main objective for the 2006/2007 financial year. For our teams, this means defining new brand strategies (positioning, advertising, packaging). The Brand Owners are actively working on this, hand-in-hand with the distribution subsidiaries and everything should be ready by autumn 2006.

Key

figures

SALES

In € million

[CHART APPEARS HERE]

NET OPERATING PROFIT

FROM ORDINARY ACTIVITIES/

NET PROFIT

In € million

[CHART APPEARS HERE]

CONTRIBUTION AFTER

A & P EXPENSES

In € million

[CHART APPEARS HERE]

EARNINGS PER SHARE/

DIVIDEND PER SHARE

In €

[CHART APPEARS HERE]

OPERATING PROFIT FROM

ORDINARY ACTIVITIES/

OPERATING MARGIN RATE

In € million

[CHART APPEARS HERE]

CHANGE IN NET DEBT

In € million

[CHART APPEARS HERE]

(1)	At 31 December – French GAAP.
(2)	At 30 June - IFRS.

Figures

per region & per brand

SALES BY GEOGRAPHICAL

AREA

In € million

[CHART APPEARS HERE]

OPERATING PROFIT FROM

ORDINARY ACTIVITIES

BY GEOGRAPHICAL AREA

In € million

[CHART APPEARS HERE]

(1)	At 31 December – French GAAP – Wines & Spirits.
(2)	At 30 June – IFRS.

15 STRATEGIC BRANDS

Volume sold in 2005/2006 in millions of 9-litre cases

(12 months pro forma)

[CHART APPEARS HERE]

Total Top 15 : 40.8 millions of 9-litre cases

In July, Pernod Ricard announced a spectacular reduction of the Group’s debt. How was this achieved?

At 30 June 2006, debt was indeed around €6.35 billion, down by €3.6 billion since the Allied Domecq acquisition. This can be accounted for by a combination of favourable factors. To begin with, planned asset disposals took place faster and at higher prices than originally anticipated. In addition, significant savings were realised on restructuring costs and those related to the acquisition. And finally, our good results were reflected in Free Cash Flow.

The acquisition of Allied Domecq led to a significant reorganisation of the Group. Could you explain the main changes made?

Pernod Ricard’s organisation has been constantly evolving over the course of its history. In 1975 the Group was almost exclusively French, with only two subsidiaries outside France (in Switzerland and Spain): everywhere else was treated as export markets by the SEGM. The principle of regionalisation appeared in 1996 with the creation of Pernod Ricard Europe, Pernod Ricard Asia and Pernod Ricard Americas. In 2000, the purchase of Seagram made it necessary to reinforce regional structures. The acquisition of Allied Domecq in 2005 brought the process to its logical conclusion with four major regions alongside four major Brand Owners: this structure expresses the new reality of the Group.

“The acquisition of Allied Domecq is an extraordinary catalyst for the Group’s growth and profitability.”

[GRAPHIC APPEARS HERE]

Do these changes arising from the acquisition bring your decentralised organisational structure into question?

Not at all! We are very happy to welcome new colleagues and learn a great deal from the companies which we have acquired. Nonetheless, we are careful to preserve the specific characteristics which are our strength and decentralisation is one of them. This model is Pernod Ricard’s hallmark. It is founded on a pact of trust and the reciprocal loyalty which unites the Group with its employees. This highly reactive organisational model is a key to empowerment and motivation of our teams. The Group is attached to this very dynamic management model which allows it to offer motivating career opportunities to its employees, including those who have recently joined us.

The Group has become a major world player in Wines. What are your goals in this area?

Our portfolio is made up of distinguished wines whose prices range for the most part from €5 to €50 per bottle (except of course for Perrier-Jouët “Belle Epoque” sold at over €100): this market is very attractive due to its strong growth (+50% in 10 years, according to IWSR statistics) and nothing appears likely to reverse this trend in the foreseeable future. We are therefore in the right place here in our core business, that of brand builder.

In addition, there are obvious business synergies between wines and spirits. This is particularly true for champagne, a luxury product which is a perfect fit with our Ultra-Premium spirits range. Our presence in Champagne is entirely consistent with the Group’s “Premiumisation” strategy.

Will dividends reflect the good results registered during this financial year?

We are happy to confirm that this will be the case. During the Shareholders Meeting on 7 November, the Board of Directors will propose the payment of a dividend of €2.52 per share, a 17.2% increase. This corresponds to the distribution of one third of the Group’s profits, in complete continuity with previous practice. We want to ensure that our shareholders participate fully in the growth of profits, and in this way reward their loyalty.

What, in your opinion, will be the future growth drivers for the Group?

First of all, the combination of an outstanding brand portfolio and a truly worldwide distribution network constitutes the group’s key asset in ensuring this growth. It is now up to the “Brand Owners” as well as the distribution subsidiaries to fully exploit the formidable potential which this asset represents.

Next, the decentralised model which is at the root of the Group’s very strong entrepreneurial culture must remain the cornerstone of our operation, and I will do everything to ensure that nothing ever threatens it. This should not, of course, prevent us from implementing the pooling of our resources whenever possible, in our constant pursuit of increased efficiency.

Finally, Pernod Ricard’s rapid debt reduction allows us to envision new perspectives for external growth. The consolidation of the Wines & Spirits sector is not yet complete, and we clearly intend to be dynamic participants in this process.

30 years of history

and growth

[CHART APPEARS HERE]

EVOLUTION OF PERNOD RICARD WORKFORCE FROM 1984 TO 2006

[CHART APPEARS HERE]

PERCENTAGE OF GROUP SALES REPRESENTED BY SALES OF SPIRITS OUTSIDE FRANCE FROM 1975 TO 2006

[CHART APPEARS HERE]

[GRAPHIC APPEARS HERE]

Events of the year

2005

JULY

• Pernod Ricard exercises the early repayment option for its 2.5% OCEANE bonds, maturing 1st January 2008

1 Signature of Allied Domecq acquisition agreements on 26 July

• 27 July: division of brands and assets with Fortune Brands

AUGUST

• Irish Distillers announces the sale of The Old Bushmills Distillery and Bushmills brands to Diageo Plc

SEPTEMBER

2 Pernod celebrates its 200th anniversary

3 Agreement between Pernod Ricard and SPI Group for distribution of Stolichnaya

OCTOBER

4 Pernod Ricard keeps all Allied Domecq’s New Zealand wines (Montana), following Diageo’s decision not to exercise its purchase option

NOVEMBER

5 Announcement of the retirement of Richard Burrows, Managing Director

• Pernod Ricard receives the “European Enterprise of the Year” award granted by Financial News

DECEMBER

• Pernod Ricard announces the sale of Dunkin’ Brands Inc. to Bain Capital, The Carlyle Group and Thomas H. Lee Partners

• Pernod Ricard sells its entire stake in Britvic Plc

“Following the successful integration of Allied Domecq, Pernod Ricard is beginning the 2006/2007 financial year with confidence”

Patrick Ricard

Chairman and Chief Executive Officer

[GRAPHIC APPEARS HERE]

2006

JANUARY

• Pernod Ricard rationalises its structures: new organisation with 4 major regions and 4 Brand Owners

• Change of distributors for Pernod Ricard brands in the USA

6 Patrick Ricard wins the Andese Financier of the Year 2005 Award

7 Patrick Ricard elected Wine Enthusiast Man of the Year for 2005

8 Patrick Ricard elected “European Businessman of the Year” by Fortune Magazine

• Pernod Ricard finalises the disposal of Allied Domecq brands with Fortune Brands

FEBRUARY

• Pernod Ricard USA transfers its business units to Westchester County

MARCH

• Pernod Ricard & Corby Distilleries announce the link-up of their businesses on the Canadian market

• Pernod Ricard finalises the disposals of Glen Grant, Old Smuggler and Braemar to Campari

• Patrick Ricard named “Entrepreneur of the Year” at the Insead Trophies ceremony

9 Landmark figure of 2 million cases passed by Jameson

APRIL

• Pernod Ricard USA announces future closure of the Lawrenceburg, Ind. plant

10 The Group donates some 200 acres of pine forest along the Mediterranean coastline to the Conservatoire du Littoral (French coastal conservation organisation)

MAY

• Pernod Ricard announces the opening of negotiations with FKP Soyuzplodoimport concerning the rights for Stolichnaya in Russia and former CIS countries.

JUNE

11 Pernod Ricard publishes its global Corporate and Social Responsibility Charter

• Pernod Ricard ranked in the “FT Global 500” by FT Magazine (annual ranking of the top 500 worldwide companies in terms of market capitalisation)

JULY

• Pernod Ricard renews its distribution contract for Zubrowka Polish Vodka

• New organisation for Pernod Ricard Europe, Pernod Ricard Americas and Pernod Ricard Asia

[GRAPHIC APPEARS HERE]

Pernod Ricard’s major strategic objectives

[GRAPHIC APPEARS HERE]

Over the years, Pernod Ricard has constantly sought to refine its strategy. The Group has progressively returned to its core business – Wines & Spirits – through divestment of its non-alcoholic activities to finance notably the purchase of Seagram and Allied Domecq. In 2005, Pernod Ricard took a further step forward with the acquisition of Allied Domecq, thus becoming the world No. 2 in Wines & Spirits. Today, the Group is concentrating on its 15 key brands with a clearly defined strategy: “Premiumisation” of its portfolio and strengthening of its positions on growth markets.

PERNOD RICARD’S STRATEGY IS ARTICULATED AROUND 4 MAIN GOALS:

•	Investing strongly in the 15 key brands with global reach
•	Premiumisation of the portfolio by concentrating on upmarket products
•	Development on emerging markets
•	Debt reduction to allow pursuit of external growth

1 > INVESTMENT IN STRATEGIC BRANDS WITH GLOBAL REACH

Building a portfolio of international brands which are leaders on the major Wines & Spirits market segments has guided the Group’s strategy since its creation.

The various external growth operations carried out by Pernod Ricard have allowed the company to build a portfolio of brands which are among the most prestigious in its sector. These today constitute the Group’s “Top 15” among which Ricard, the Group’s symbolic brand. In 1988, Pernod Ricard acquired Irish Distillers (Jameson); in 1989, the Group turned to the “New World” with the purchase of Orlando Wyndham(Jacob’s Creek); in 1993, Pernod Ricard finalised an agreement with Cuban companies leading to the creation of Havana Club International (Havana Club); 2001 was marked by the acquisition of Seagram (Chivas Regal, Martell, The Glenlivet, etc.). Finally, in 2005, the purchase of Allied Domecq completed the portfolio of key brands (Ballantine’s, Malibu, Kahlúa, Beefeater, Stolichnaya, Mumm, Perrier-Jouët, Montana).

Pernod Ricard has demonstrated its ability to develop the potential of the brands acquired by boosting their sales and extending their distribution to new markets. This was the case in particular for Chivas Regal and Martell.

Over the past four years, Pernod Ricard has succeeded in re-launching these brands, whose sales had previously been constantly eroding. New positioning and new advertising campaigns, together with the strength of Pernod Ricard’s distribution network, have allowed them to return to very strong growth, contributing significantly to the improved profitability of the Group.

2 > “PREMIUMISATION” OF THE PORTFOLIO: A MOTOR FOR MORE PROFITABLE GROWTH

Pernod Ricard’s strategy is orientated today towards “Premiumisation” of its portfolio and notably of its 15 key brands. This leads to increased investments in developing the “premium quality” products of the Group’s key brands.

When observing trends in the Wines & Spirits sector, it can be noted that in the past 30 years, in both the United States and Europe, consumers drink less, but better. In these countries, sociological change is characterised in particular by rising income and education levels, the evolving role of women and the emergence of new attitudes. These are all factors which allow an ever greater number of consumers to consume premium quality products.

In order to satisfy their desire for quality and luxury, consumers are willing to pay higher prices for more exclusive products. These Premium brands have three objectives: to maintain impeccable quality, to offer a real difference, and to carry an emotional dimension.

At the same time, in emerging countries such as India or China, improvements in the standard of living lead consumers to look for better quality products than those traditionally offered locally. In China, this trend translates into strong growth of sales for Premium and Super Premium brands of Scotch whisky and cognac.

“This dual trend, which we have discerned in both developed and emerging countries, we have named market ‘Premiumisation’,” summarises Jean-Paul Richard, Group Vice-President, Marketing.

For a company which must create value for its shareholders, the Premium brands are essential: they are growing very rapidly and generate large margins. Market “Premiumisation” is thus an essential element of the Group’s strategy today, as evidenced by the rapid expansion of premium products for the Group’s strategic brands: Martell XO, Chivas Regal 18-year-old, Ballantine’s 21-year-old, The Glenlivet 25-year-old, etc.

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BUILDING A PORTFOLIO OF GLOBAL BRANDS WHILE RESPECTING LOCAL CULTURES AND TRADITIONS

At Pernod Ricard, globalisation and respect for traditions coexist in harmony.

Preserving trades and expertise while respecting their local cultures extends beyond the scope of sustainable development: it is the very foundation of the Group’s success.

In most cases, this expertise has existed for several generations. At Havana Club for example, the production of Cuban rum involves ageing in casks for the entire range: each ageing cycle, each oak barrel, each drop of sugar cane alcohol is the fruit of a long and secret tradition held by the “Maestro Ronero”.

In the case of Chivas Regal, the profession of Master blender is not limited to a few basic techniques. While an acute sense of smell is indispensable, talent, experience and passion are essential to being able to evaluate the various whiskies each day in order to understand their interactions.

In creating wines, an in-depth knowledge of the vineyard soils is essential. Rather than marcs, Mumm buys grapes in order to control the pressing process, crucial to a Champagne’s quality. Each territory has its own local press, built of wood in the traditional manner. The grape harvest is carried out manually, without bruising, in order to obtain clear juice.

Another traditional trade: cooperage. Pernod Ricard uses talented coopers who are dedicated to conserving and improving the Master distillers’ work in the best possible conditions. Exposed to harsh treatment, barrels need regular repairs. At Chivas Brothers, tens of thousands of barrels are checked each year. Tightening hoops, replacing staves or heating the casks in order to restore their maturation abilities require true expertise.

DECENTRALISED MANAGEMENT STRUCTURE

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3 > ENTERING EMERGING MARKETS

Internationalisation has been one of the Group’s strategic aims since its creation, to such an extent that nearly 90% of its sales are now generated outside France. In the future, Pernod Ricard intends to reinforce its positions in emerging markets which are also those which generate the strongest growth. The acquisition of Allied Domecq has made it possible to strengthen the Group’s presence in Asia, but also in Central Europe and South America.

To achieve a global presence, Pernod Ricard relies on local brands which are leaders on their markets.

By strengthening distribution networks on their respective markets, local brands allow the Group to enter high-potential emerging markets and to progressively introduce on them their global strategic brands. In India for example, where imported products are highly taxed, the Group sells local whiskies. In exchange, the network thus created allows Pernod Ricard to promote Chivas Regal on this market.

The “local leader” brands constitute what Jean-Paul Richard, Group Vice-President, Marketing, calls “fortress brands”. Strongly established in a country, they occupy a leadership position on their markets and give Pernod Ricard strategic entry to growth markets.

They guarantee sufficient sales to finance necessary structures, something which the international brands are not always able to do. Thus, a local brand provides the Group with a sales network, a marketing team and the expertise needed for its market. These vital resources and substantial profitability allow Pernod Ricard to invest significantly and effectively in the development of its global brands on emerging markets.

testimonial

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JEAN-PAUL RICHARD

Group Vice-President, Marketing

“Taking decisions as close to the consumer as possible in a decentralised Group”

Decentralisation allows us to take decisions as near as possible to the consumer. We cannot know how a South American consumer will react from Paris. Two measures need to be adopted: firstly, to set a global strategy, and then adapt it to local needs and the habits of each country. Secondly, to be able to react quickly on every market. This is why the managing directors of Group subsidiaries around the world are fully in charge in their areas: all approach their job as if they were running their own companies. In its business sector, this decentralised organisational approach clearly distinguishes Pernod Ricard from other operators. Based on transparency, this approach creates a strong, federating culture for all employees within the Group. The entrepreneurial spirit is shared and encouraged and is at the very heart of this highly motivating culture.

Concretely, the Group’s organisation involves a Holding company with subsidiaries. While the Holding company concentrates on strategic management and control of the Group’s business activity, the subsidiaries take operational decisions within their own geographical areas. There are two types of subsidiary:

•	production companies which are Brand Owner;
•

distribution companies for these brands on key markets. Operational decisions are made jointly by the Brand Owners and the distribution subsidiaries. Brand Owners develop marketing strategies, and distribution subsidiaries adapt them to national markets. Autonomous and responsible, operational subsidiaries thus remain very close to their consumers and able to respond to specific cultural situations.

PROFILE

Since joining the Group in 1974, Jean-Paul Richard has successively held the positions of Organisation Engineer at Pampryl in 1977, Director for Supermarket Distribution at Cusenier in 1984, Regional Director for Ricard in 1986 and then Marketing Director for Ricard SA. He has been Group Vice-President, Marketing since 2001.

“The acquisition of Allied Domecq was part of a clear strategy of international development.”

Emmanuel Babeau,

Group Deputy Managing

Director in charge of Finance

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This configuration also favours strong synergies between global and local brands. Thanks to the breadth of its brand portfolio, the Group is able to let each of its subsidiaries, in every country in which it is present, benefit from a comprehensive offering in each category.

From this perspective, establishing Pernod Ricard structures in each country and developing its global brands depend above all on the strength of the local brands. This is why, whenever necessary, the Group is careful to preserve their leadership through the implementation of rejuvenation strategies. This was the case in particular this year for Seagram’s Gin, the No. 1 gin in North America.

Another advantage is that, when a region is in crisis and imported products become too expensive, local brands at more affordable prices maintain and possibly even increase their sales. Pernod Ricard is thus able to maintain its presence in the region and finance its structure while awaiting recovery.

This strategy has allowed Pernod Ricard efficient entry into high-potential markets. The Group is particularly well placed on emerging markets such as India, China, Russia, Thailand, Mexico or Brazil.

It makes over 50% of its profits in high-growth areas (Asia, the Americas).

4 > OUTLOOK: PURSUING EXTERNAL GROWTH

Pernod Ricard’s final strategic aim: to ensure the Group’s development through external growth.

Following the acquisition of Seagram in 2001 and of Allied Domecq in 2005, Pernod Ricard intends to continue to be a dynamic player in the consolidation of the Wines & Spirits sector. This objective requires above all a reduction of indebtedness. And in fact, since the Allied Domecq acquisition, the Group’s indebtedness has been reduced much more quickly than expected. Debt has fallen by €3.6 billion in 11 months, creating a situation which will soon allow Pernod Ricard “to once again be in a position to invest.”

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testimonial

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EMMANUEL BABEAU

Group Deputy Managing

Director in charge of Finance

“The acquisition of Allied Domecq was part of a clear strategy of international development.”

Before the purchase of Seagram, Pernod Ricard was an essentially European Group, without a fully international dimension. However, the strongest growth prospects were on the American and Asian continents. Seagram thus allowed us to orient ourselves towards these markets. Even after this acquisition, however, more than 60% of our profits were still achieved in Europe. In order to expand our international dimension even further, to spread our risks and to gain exposure in strong growth areas, we chose to turn to Allied Domecq. This Group seemed to complement us perfectly in terms of geographic presence and brand portfolio.

PROFILE

Emmanuel Babeau joined the Pernod Ricard Group in 1993 as an Internal Auditor in the Holding company. In 1996, he became Group Financial Services Manager. He was appointed Financial Director of Pracsa (now Pernod Ricard España) in 1997 and in 2001 he became Vice-President, Development with the Holding company. In 2003, he became Group Vice-President, Finance. He was appointed Deputy Managing Director in charge of Finance on 1 September 2006.

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15 STRATEGIC BRANDS

The Pernod Ricard brand portfolio was substantially enriched through the acquisition of Allied Domecq. Of the Group’s 15 strategic brands, eight were integrated following the Allied Domecq acquisition. 2005/2006 was thus mainly dedicated to integrating these newcomers and defining appropriate marketing strategies. The Group has not, however, neglected its seven other key brands and its local brands, for which it has maintained two ongoing priorities: developing the “Premiumisation” of its portfolio and taking advantage of all growth opportunities, particularly in emerging markets.

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International advertising campaign (outside France).

THE CHIVAS LIFE

Chivas Regal ’s excellent results also testify to the success of the “The Chivas Life” campaign. Continued in 2005/2006 notably with the launch of a new “Waterfall” advertisement, it now covers more than 100 markets and represents a total investment of 55 million euros.

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International campaign Chivas 18-years-old, launched in 2006.

Chivas Brothers

Acquired by Pernod Ricard in 2001 through the purchase of Seagram, Chivas Brothers is the world’s 2nd producer of scotch whisky. In addition to its star brand, Chivas Regal, which is present in more than 100 countries, the prestigious Ballantine’s brand has now been integrated into this ensemble through the Group’s acquisition of Allied Domecq. The Glenlivet and Beefeater, among the Group’s other flagship brands, round out the product range.

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CHIVAS REGAL

AN OUTSTANDING BRAND

In 2005/2006, Chivas Regal continued its remarkable growth on the Premium Scotch market by reaching 3.9 million cases sold (+11%), the highest level ever achieved by the brand.

The brand achieved spectacular growth in Asia. Sales grew by over 50% in a single year in China, where Chivas Regal is the number one imported spirits brand. Results were also very good in Malaysia, Hong Kong, Singapore and Vietnam.

More generally, Chivas Regal progressed on nearly all its markets. The brand achieved significant growth in Central and South America, most particularly in its principal market, Venezuela (+20%), but also in Brazil, Chile and Columbia.

In the United States, sales retreated slightly. In Europe, Chivas Regal progressed, notably in France, Greece, the United Kingdom and Russia. As an indication of the brand’s success in Greece, Chivas Regal was recognised by the Hellenic Management Association as one of the “outstanding brands” on the Greek market.

Chivas 18-year-old, the brand’s top quality label, also reflected Chivas Regal’s successful performance. Following a successful re-launch in 2004, Chivas 18-year-old registered exceptional growth of 59% this year. Applying a strategy of increased “Premiumisation,” the new campaign sublimates the Chivas 18-year-old bottle by presenting it like a jewel. Design and luxury are the key concepts governing the 18-year-old brand strategy, as expressed for example in its partnership with the prestigious design magazine Wallpaper: a recipe for success.

ASSESSMENT & OUTLOOK

CHRISTIAN PORTA

Chairman and CEO of Chivas Brothers

“The 2005/2006 results were excellent and we are getting ever closer to our objective: to become the world leader in scotch whisky and Premium gin. These strong performances are due to a combination of our teams’ dedication, increased advertising and promotional expenditure, and the positioning of our brands on the growing Premium and Super Premium segments. We have ambitious plans for both our historical and new brands, and have initiated a review of Ballantine’s and Beefeater to make them more attractive to our consumers.”

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PROFILE

After joining the Group in 1988, Christian Porta has been, successively, Internal Auditor, Group Financial Services Manager, Vice President, Administration and Finance of Pernod, Managing Director of Campbell Distillers (United Kingdom) then Chairman and CEO of Orlando Wyndham (Australia) until 2003.

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3,9 million 9-litre cases

Volume sold in 2005/2006 (12 months)

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An intermediate campaign was launched to highlight the Ballantine’s Finest packaging, which evokes refinement and elegance.

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“The Single Malt That Started It All” campaign. It highlights the fact that The Glenlivet was the first distillery in Speyside to obtain an official distilling license in 1824.

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The “intermediate” Beefeater ad. The objective was twofold: communicating on the notions of refreshment and vitality associated with the brand and evoking Beefeater’s English heritage.

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BALLANTINE’S

PERNOD RICARD’S NEW SCOTCH WHISKY

Distilled in Scotland for over a century, Ballantine’s is an internationally renowned scotch whisky. It perfectly rounds out the Group’s already prestigious whisky portfolio. A reorganisation phase followed the July 2005 acquisition, in order to weed out parallel distribution flows and correct the negative effects of overstocking just before the transfer. The brand’s growth (-11%) was affected by this transition.

The three Ultra Premium qualities, Ballantine’s 17-, 21-, and 30-year-old, alone accounted for around 1/3 of the brand’s contribution.

To support Ballantine’s development in Eastern and Western Europe, spending on advertising has already been increased.

An intermediate campaign was also launched to highlight the Ballantine’s Finest packaging, which evokes refinement and elegance. This transitional phase has allowed sales and marketing teams to reflect on the brand’s positioning; a new campaign and new packaging should be forthcoming in 2007.

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THE GLENLIVET

IMPOSES ITS PRESENCE

No. 2 among single malts, The Glenlivet achieved exceptional performances again this year. With growth of 10%, it is becoming an imposing presence on numerous markets. Already No. 1 in the USA, where the brand grew by 6%, The Glenlivet is now coming to the fore on new markets such as Asia, Australia and New Zealand. The brand is also progressing in Europe, notably in France (+43%) and in the Travel Retail sector.

As proof of its success and its status as a worldwide brand, The Glenlivet received highest honours at the prestigious International Wine and Spirit Competition (IWSC) in 2005. The Scotch brand also obtained The Morrison Bowmore Distillers Trophy for Single Malt Scotch Whisky (over 12-year-old) and for The Glenlivet 21-year-old Old Archive. Proud of its heritage and history, the brand created an advertising campaign entitled “The Single Malt That Started It All”.

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BEEFEATER

AUTHENTIC LONDON GIN

With the strength of a 180-year history behind it, Beefeater is one of the world’s best-known gins, with 2.3 million cases sold in more than 150 countries in 2005/2006. In 2005/2006, growth was slowed (-5%) by the inevitable transition period following the purchase of Allied Domecq. Some markets in Europe benefited from the takeover of distribution by Pernod Ricard, notably Russia (+48%), the Scandinavian countries and France.

Beefeater regained ground at the end of the period in its main markets, Spain and the United States. One of the brand’s current priority objectives is to be recognised as “The” Premium gin, by capitalising on its major asset: its London roots. To reach this goal, an “intermediate” advertising campaign was launched in 2006, staging the Beefeater bottle in the centre of a liquid interplay representing the British flag. This debut should be followed by other innovations, including the launch of a new packaging, a new international advertising campaign, a website and the reopening of a visitors’ centre intended for professionals in London by the end of 2006, on the site of the Beefeater distillery.

Irish Distillers Ltd

In 1966, the merger of three Irish distilleries – Jameson, Powers and Cork Distilleries – resulted in the birth of Irish Distillers. The company, which joined the Group in 1988, distils and distributes prestigious brands of Irish whiskey, gin and vodka, including Jameson, its star product. The acquisition of Allied Domecq has enabled it to enter a new phase by strengthening its international position.

JAMESON

PASSES THE 2 MILLION CASES MARK

2005/2006 was a decisive year for the Irish brand, which cleared the historic threshold of 2 million cases sold. With a 12% increase in worldwide sales, Jameson continues its double-digit growth and is 47th among the world’s 50 leading spirits brands.

While Jameson may have taken 216 years (from 1780 to 1996) to reach the 1 million cases mark, it took only ten more to reach 2 million. The objective of 3.5 million cases for 2010 seems credible in the context of this extraordinary rapid growth.

The brand is growing in all regions, notably in the United States (+21%), but also in Europe (+8%). South Africa is also becoming a significant market for the brand (6th market) with exceptional growth of 43%. Remarkable progress of between 65% and 85% was also recorded in Russia, China and Brazil.

NEW ADVERTISING CAMPAIGN

To support the brand’s dynamic performance, a new advertising campaign was launched at the end of 2005. Three commercials were produced using the slogan “Jameson Beyond the Obvious.”

The new adverts were directed by visionary director Jonas Ackerlund, who is perhaps best known for his innovative music videos having worked with Madonna or U2 among others. Launched in October 2005, they show Jameson “is there where you don’t expect it.”

In conjunction with this campaign, Jameson launched a new website giving life to the brand’s promise, “There’s more to Jameson than meets the eye.”

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JAMESON, PARTNER OF FILM

Jameson continues to be a favoured partner of film. The core of this commitment is the Dublin International Film Festival, which Jameson has just sponsored for the fourth year running. In March 2006, Jameson also entered into a 3-year partnership with the Tribeca Film Festival created by Robert de Niro. A new project which complements those the famous whiskey brand has established around the world: New Cinema (South Africa), Bangkok International Film Festival (Thailand), Thessaloniki Festival (Greece), Notodofilmfest.com (Spain) and the FC Venus Film Association (Finland).

+12%

WORLWIDE

SALES

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ASSESSMENT & OUT LOOK

PAUL DUFFY

Managing Director of Irish Distillers Ltd

“In 2006, sales of Jameson, Irish Distillers’ star brand, reached the historic threshold of two million cases. Since joining the Group, the brand has obtained global reach. The priority we have given to export has borne fruit: in 2005/2006, Jameson posted double-digit growth in 24 countries. The brand is ideally positioned to take advantage of the sustained growth of the quality spirits market. Its strengths, combined with Pernod Ricard’s leadership position on many markets, give Irish Distillers employees full confidence in the future.”

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PROFILE

Since joining the Group in 1994, Paul Duffy has been Vice President, Finance of Irish Distillers (Ireland), then Chairman and CEO of Pernod Ricard UK (United Kingdom) until 2005.

NEW ADVERTISING CAMPAIGN FOR PERNOD RICARD

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Campaign “Un Ricard, Un Vrai”, launched in France, beginning 2006.

RETURN OF RICARD SA

LIVE MUSIC

In 2006, Ricard SA brought back Ricard SA Live Music. Created in 1992, this 100% live free concert tours in France offering the public a panorama of current musical trends and the chance to discover new talents. Since its creation, nearly 1,200 artists have appeared on Ricard SA Live Music stages, performing for more than 6 million spectators at 440 free concerts.

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Ricard SA

A unique adventure: this has been Ricard’s path since its creation by Paul Ricard in 1932. The company’s success has always been based on constantly innovative social policies and communication techniques. In 2005/2006, Ricard has lost none of its vitality and remains the unrivalled anise-based spirits leader.

CONFIRMED LEADERSHIP ON THE ANISE-BASED SPIRITS MARKET

In France, on an anise market that accounts for 29% of the spirits market in 2005/2006, the Ricard brand confirmed its leadership, notably in supermarkets. On this channel, Ricard resumed growth over the final two months of the financial year: +4.1% in May and +4.8% in June (source: Iri panel). In the same year, Ricard progressed slightly on all export markets (except borders), but had to face a significant decrease in volumes at the Spanish, Andorran and Italian borders.

In Belgium, where it has just launched a new commercial, “Feel Sunny,” Ricard remains the No. 1 spirit on the market. In Switzerland, the brand strengthened its position, notably in the French-speaking region. Finally, Ricard is boosting its geographic distribution in Algeria and registered double-digit growth in Canada.

RICARD CAMPAIGNS FOR AUTHENTICITY...

The brand saw its spontaneous brand awareness increase by 3 points in France to reach 63%, as a result of the launch of the new advertising campaign at the beginning of 2006.

“Un Ricard, un vrai” is this campaign’s slogan. It consists of three visuals which proudly articulate Ricard’s genuine authenticity. The message is clear: Ricard, a heritage brand, says no to imitations and copies and lays claim to its consistent quality. Starting in February 2006, some 13,000 billboards have been installed throughout France.

... AND PROXIMITY

At the same time, Ricard has developed a direct marketing programme supported by the creation of a free magazine sent to its consumers three times a year. Called Place Ricard, it is the first spirits brand consumer magazine in France. This magazine publishes information on Ricard’s history and values, on brand and product news, and provides access to a shop of specialty products signed by major designers. Approximately 75,000 people have already subscribed to Place Ricard.

ASSESSMENT & OUT LOOK

PHILIPPE SAVINEL

Chairman and CEO of Ricard SA

“Our objective is clear: reverse the consumption trend, even if our environment is difficult and the market not very favourable. Our action plan has already borne fruit. 2005/2006 was marked by the reversal of the decline of Ricard sales on the French market, with a recovery over the first half of 2006. This can be attributed in part to the new Ricard advertising campaign. Reinforcing this positive factor were the reorganisation of the sales force and the launch of a major relationship marketing programme. The upturn must be maintained in 2006/2007. We are working on it.”

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PROFILE

Since joining Pernod Ricard in 1985, Philippe Savinel has been, successively, Vice President, Finance of Orangina, Vice President, Finance then Vice President, Domestic Sales of Ricard SA, then Managing Director of Irish Distillers Ltd (Ireland) until September 2005.

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5.6 million 9-litre cases

Volume sold in 2005/2006 (12 months)

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New Malibu international website.

The Malibu-Kahlúa team, from left to right :

S. Ricard, VP Communications ;

H. Gorman, Senior VP & General Counsel ;

T. Pourchet, Chief Financial Officer ;

S. Hunt, Chairman and CEO ; J. Criscione, VP

Operations ; C. Claquin, Senior VP marketing ;

Misses - J. Jarrett, VP, Human Ressources.

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TIA MARIA

No. 2 on the coffee liqueurs market with 680,000 cases sold worldwide, Tia Maria has enjoyed great success, particularly in the United Kingdom, Ireland, Spain, Argentina and the Netherlands. Considered the “sleeping beauty” of the Malibu-Kahlúa International brands portfolio, Tia Maria should benefit from new positioning aimed at extending its brand awareness to new markets.

Malibu-Kahlúa International

Malibu-Kahlúa International is the newest Pernod Ricard Brand Owner, responsible for the Malibu, Kahlúa and Tia Maria brand strategies. Officially operational since 3rd January 2006, Malibu-Kahlúa International has already reinforced its teams and deployed the necessary tools to support development of its products, two of which are among the Group’s 15 key brands.

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MALIBU

THE SPIRIT OF THE CARIBBEAN

No. 1 among coconut-fl avoured rums and sold yearly, in over 150 countries, Malibu has reached the threshold of 3 million cases. In 2005/2006, the brand posted growth of 4%. The Malibu range is extremely varied, with several flavours now complementing its star product, Malibu: Malibu Mango, Malibu Passion Fruit and Malibu Pineapple. In 2006, Malibu was named “Hot Brand” by the American magazine Impact. This award mirrors the brand’s growth in its main markets, such as the United States (+11%) and France (+10%). A new radio campaign was launched in the United States in May 2006, based on the “Malibu – seriously easygoing” marketing concept. The brand also continued its sustained growth in France, driven by the successful introduction of different flavours and the development of an effective intermediate advertising campaign. To support the brand’s growth, a new international website was launched last May.

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KAHLÚA

THE COFFEE LIQUEUR

The coffee liqueur, number one in the world, sold over 2.1 million cases in 2005/2006 (12 months) in more than 120 countries. Among the brand’s main markets are the United States, Canada, Japan, Australia and Mexico.

In the United States, Kahlúa holds a leading position in the liqueurs category. Since its acquisition by Pernod Ricard, Kahlúa is the focus of in-depth review aimed at redesigning its marketing strategy and defining the brand’s new orientations. The first effects of this major undertaking – beginning with new packaging – should be visible by the end of 2006.

ASSESSMENT & OUTLOOK

SIMON HUNT

Chairman and CEO of Malibu-Kahlúa International

“2006 has been a year of transition for Malibu-Kahlúa International and its brands. The new Brand Owner now has a primary objective: capitalise on worldwide opportunities emerging from the growth of the “cocktail culture,” increasing demand for lighter alcohols, and the success of the “coffee flavour.” The company and its brands can look forward to a promising future. As proof, the flavoured ranges, showing growth in all the zones, are enjoying increasing success. As 2007 approaches, we are fully prepared to meet the challenges that will make Malibu-Kahlúa International a world leader.”

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PROFILE

Simon Hunt joined Allied Domecq Spirits North America in 2003 as Vice President, Marketing. He had previously held various Marketing positions with United Distillers and Vintners North America, and was then Vice President, Innovation of Allied Domecq Spirits and Wines, Plc (United Kingdom).

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3.3 million 9-litre cases

Volume sold in 2005/2006 (12 months pro forma)

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AN EVER-INCREASING RECOGNITION BY PROFESSIONALS

Every two years, Havana Club unites some of the world’s best barmen in Havana for the International Havana Club Cocktail Grand Prix, a bartending competition recognised at the most prestigious levels. The 6th edition was held in February 2006 and barmen from 26 countries were invited to show their talent. Over the years, the Havana Club Grand Prix has become one of the profession’s most anticipated events.

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New international campaign (outside France)

Havana Club : “El Culto a la Vida”.

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Havana Club Máximo Extra Añejo, the first Ultra Premium rum.

Havana Club International

In the early 1990s, Pernod Ricard turned to Cuba for a rum of exceptional quality: Havana Club. An agreement with Cuban companies led to the creation of the Havana Club International S.A. distribution subsidiary in 1993. Success was on the agenda: sales have multiplied fivefold in ten years. Today, Havana Club is an international brand with 2.4 million cases sold.

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HAVANA CLUB

ANOTHER LANDMARK YEAR

With 2.4 million cases sold in 2005/2006, Havana Club recorded sales growth of 13% for the year: double-digit growth, like every year since 1993. Crowning this success, Havana Club became the 37th international Premium spirits brand (Source: Impact Databank) at the end of 2005.

The brand’s growth is seen both in Cuba, its top market in terms of volume, and on the export markets, with particularly exceptional performances in Germany (+15%), Greece (+47%), Chile (+91%) and Mexico (+27%).

HAVANA CLUB CELEBRATES LIFE

To support Havana Club’s ambition to become a world leader in spirits, a new communication strategy was developed in 2005/2006.

After several years of communicating around its Cuban origins, El Ron de Cuba, the brand decided to develop a new, more emotion-based campaign around Cubans’ irresistible vital energy and unique attitude towards life, with the slogan El Culto a la Vida (The Hymn to Life). This campaign, run on TV, billboards and in the press, was launched in 2006 in all major European countries except France.

“PREMIUMISATION” OF THE OFFER

The brand puts the emphasis on its aged rums, which distinguish it from the competition and are enjoying more rapid growth. The new campaign highlights Havana Club Añejo 7 Años, symbol of the brand’s quality, icon of Cuban rum and leader in its segment. In addition, after the 2004 launch of Havana Club Cuban Barrel Proof, the brand innovated again by creating Havana Club Máximo Extra Añejo, the first Ultra Premium rum. This is a unique rum, a blend of rare and extra old rums produced by Don José Navarro, Havana Club’s Premier Maestro Ronero and Cuba’s most experienced master rum maker.

ASSESSMENT & OUTLOOK

PHILIPPE COUTIN

CEO of Havana Club International

“Havana Club’s growth shows no signs of slowing down, either on the domestic market, buoyed by tourism, or in export to exactly 124 countries. One of the keys to our success is the recognised quality of our rums, all aged, and in particular of Havana Club Añejo 7 Años, considered the benchmark on the aged Premium rums market. Another key is the promotional work carried out by our distributors; we have decided to go one step further this year by launching an international communication campaign, which has received a promising response.”

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PROFILE

After joining the Group in 1991 as Research and Development Engineer, Philippe Coutin became Managing Director of Pernod Ricard Trinidad, then Managing Director of Pernod Ricard Rouss (Russia) until June 2004. Since September 2006, he has been Chairman and CEO of Pernod Ricard España.

The Stolichnaya Brand Organisation

Following an agreement reached with SPI Spirits (owner of the Stolichnaya brand outside CIS), Pernod Ricard has acquired exclusive international distribution rights. To support development of the brand in line with the Group’s decentralised organisation, a new Brand Owner structure called “The Stolichnaya Brand Organisation” was created. A winning gamble, as right from year one Stolichnaya has recorded spectacular growth.

STOLICHNAYA

THE WORLD’S BEST SELLING RUSSIAN VODKA

With 2.6 million cases sold on the world market (outside Russia), Stolichnaya is the best-selling and most renowned Russian vodka in the world.

Produced in Russia, this traditional vodka is distinguished by a quadruple distillation and quadruple filtering process. Its unique taste won it the “Best Vodka” award at the World Spirits Competition in 2005. Authenticity and quality explain its growing success.

SOLID GROWTH

In 2005/2006, Stolichnaya enjoyed sustained worldwide growth of around 19%. Results were very encouraging in the United States (+7%), in spite of the difficulties associated with a change of distributors; in fact, the brand passed the threshold of two million cases sold.

Moreover, distribution has resumed in Greece, Spain, the Benelux countries, the United Kingdom and Australia. In total this year, the brand has been launched or re-launched in over 50 markets via the Group’s subsidiaries.

AN EXTENDED RANGE

At the forefront of innovation, Stolichnaya was the first vodka to launch a flavoured range in the Americas. In 2006, a new flavour was born: Stoli Blueberry. For this launch, the brand organised a “Create a Stoli Blue Cocktail Contest.” Directed at barmen, this initiative aimed to rapidly increase awareness of this entirely new flavour. The launch, also supported by a new TV campaign, was received very positively by both professionals and the general public. The flavoured range now numbers eight variations, to which should also be added the deluxe Stoli Elit, the world’s first Ultra Premium vodka, which is enjoying growing success.

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STOLICHNAYA

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RUSSIAN VODKA

STOLICHNAYA, AUTHENTIC RUSSIAN VODKA

Combining winter wheat, fresh water and yeast, Stolichnaya uses a Russian quadruple distillation method dating back more than 500 years. While most vodkas are filtered only once, Stolichnaya is filtered four times, through quartz, charcoal, quartz again, and a very fine cloth. The result is a Russian vodka of great purity and high quality, mixing complex flavours and fragrances.

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New flavour Stoli Blueberi.

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ASSESSMENT & OUTLOOK

IAN JAMIESON

Chairman of The Stolichnaya Brand Organisation

“This first year of activity within Pernod Ricard has seen the creation of “The Stolichnaya Brand Organisation,” a team dedicated to developing the Stolichnaya brand. Although we put a lot of effort during this transition period into establishing our brand in a maximum of Group subsidiaries, Stolichnaya nevertheless recorded strong growth. The vodka segment’s dynamism, our subsidiaries’ solid presence on their markets and the incontestable strength of Stolichnaya, an authentic Russian vodka, give us great confidence in future growth.”

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PROFILE

Ian Jamieson joined Pernod Ricard following the acquisition of Allied Domecq. He had been with Allied Domecq for the past 17 years as Vice President, Liqueurs North America, Vice President, Sales of James Burrough Ltd, Vice President, Group Planning, Development and Communication, Vice President, Group Human Resources and President, Vodkas.

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MARTELL LAUNCHES ITS NEW XO

With a reinvented blend and a bottle designed in the form of an arch, the new XO perfectly reflects the Martell style. The new Martell XO has received two awards already, at the Annual Beverage Packaging Awards and the Class Awards 2006, where it swept up the Packaging Prize in the brandy and cognac category.

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Martell’s superior categories are among the main drivers of its strong performance.

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Martell Mumm Perrier-Jouët

Following the acquisition of Allied Domecq in 2005, Pernod Ricard created a single Brand Owner uniting Cognac and Champagne. Three words sum up this approach: grapes, France and luxury. The first is clear, as cognac and champagne both come from the vine; the second highlights the AOCs (appellations d’origine contrôlées) which govern these two categories born of French soil; the third refers to “Premiumisation” which is an integral part of the Group’s strategy.

MARTELL

INNOVATES FOR GROWTH

2005/2006 was another successful year for Martell, with growth of 11%. Development was especially strong again this year in Asia, where Martell recorded growth of 30%. China (+55%), Malaysia (+9%) and Singapore remain among the brand’s leading markets. Volumes also grew on buoyant markets such as Mexico (+3%), Russia (+29%) and the United States (+4%).

In perfect harmony with the Group’s overall “Premiumisation” strategy, Martell’s superior categories are among the main drivers of its strong performance. Martell XO (+48%) and Martell Cordon Bleu (+28%) were awarded a double Gold Medal at the last San Francisco World Spirits Competition.

In its constant pursuit of quality, Martell continued to break new ground in 2005 and 2006. Innovations included the new Martell XO, launched in China in July 2005, then in Europe and the United States. A new advertising campaign was designed to support the launch, based on the theme “Shape Your World”, in tribute to the inspired entrepreneurship and vision of the cognac’s creator, Jean Martell. Another major innovation was the successful redefinition of Noblige. Available in China since the end of November, it has been successfully introduced onto the other markets over time. Finally, Martell has taken over production of Cohiba cognac, launched by Bisquit in 1999. A unique blend of old Grande Champagne eaux-de-vie, it is, in its domain, the perfect alter ego for the famed Cuban cigars.

ASSESSMENT & OUTLOOK

LIONEL BRETON

Chairman and CEO of Martell Mumm Perrier-Jouët

“With the creation of the Martell Mumm Perrier-Jouët Brand Owner, 2005/2006 was a year of reunions, as the two companies had already worked together under the aegis of Seagram. The objective for Mumm Perrier-Jouët was thus to share Martell’s strong cultural values – in their Pernod Ricard incarnation – and to promote awareness of the advantages of the new organisation for the two champagne brands. The “grapes / France / luxury” approach inherent to the cognac / champagne business was accepted and understood by both employees and champagne grape growers, and firmly establishes the Group as a major player in this Wines and Spirits growth segment.”

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PROFILE

Since joining the Group in 1983, Lionel Breton has been, successively, Vice-President, Marketing of Pernod, Vice President, Africa-Americas of Orangina International; Managing Director, then Chairman and CEO of San Giorgio Flavors (Italy); Managing Director of Pracsa then of Pernod Ricard Larios (Spain); Managing Director of SIAS MPA and Chairman and CEO of Martell, which became Martell Mumm Perrier-Jouët in 2005.

MUMM ET PERRIER-JOUËT

THE ESSENCE OF SUPER PREMIUM

The universe of champagne is naturally associated with luxury, and two of the most prestigious brands of the sector, Mumm and Perrier-Jouët have joined Martell within the Martell Mumm Perrier-Jouët organisation: all three are among Pernod Ricard’s strategic brands.

2005/2006 was a transitional year marked by overstocking that had occurred before the takeover of Allied Domecq. Even so, and thanks to the Group’s distribution networks, Mumm and Perrier-Jouët maintained their volumes compared to the previous financial year.

An apprenticeship on champagne in general, and the specific characteristics of the two brands, was called for. More than 500 Group employees visited the two Maisons’ headquarters during the past year to upgrade their knowledge of this new “sparkling” world and thus become new ambassadors for champagne world-wide.

In 2005/2006, Mumm, the brand of Cordon Rouge (with the hallmark red ribbon), redeployed on the French market with a clearly defined value strategy. The brand was thus present on the beaches of Cannes during the Festival. The brand is also developing in Chinese Asia which has chosen the Mumm brand to get to know champagnes.

Among other significant events of 2005/2006 were the launch of Mumm Grand Cru and the Mumm Now pack in France in the spring of 2006; this novel presentation box contains a bottle of Mumm Cordon Rouge and a personal card, for use with a home delivery service. Already launched in the United Kingdom, this concept is now being prepared on other markets.

Proud of its heritage, G.H. Mumm also decided this year to change the presentation of its bottles in order to extend the famous Cordon Rouge to the entire range. This initiative aims to generate better product recognition, while also offering a guarantee to consumers who view it as a seal of quality.

Perrier-Jouët, famous for its “Belle Epoque” bottle with anemone blossoms painted by Emile Gallé, is among the market’s ten leading Premium quality champagnes. Already well-established in the United States, the United Kingdom and Switzerland, the brand experienced a significant resurgence with Japanese consumers, while in Russia it is becoming the most sought-after brand on the market. In France, Perrier-Jouët launched the new vintage 1998 Belle Epoque on 21st March of this year: a strongly symbolic date, the first day of spring, evoking the floral universe which is the emblem of the brand. Perrier-Jouët launched a new advertising campaign presenting the cellar master’s Muse. Perrier-Jouët’s artistic dimension is conveyed not only by visual imagery, but also through the catch line “Beauty is a form of Genius,” from Oscar Wilde, a great lover of Perrier-Jouët and a famous aesthete.

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A NEW ADVERTISING CAMPAIGN FOR MUMM

The Cordon Rouge, whose name refers to the insignia of the Legion of Honour, has appeared on the brand’s bottles since 1875. In 2005, G.H. Mumm honours it with an international campaign using the catch line, “G.H. Mumm has been wearing the Red Ribbon since 1875: a distinctive sign of excellence.” This prestigious advertisement aims to return the brand to its historic roots with a very modern twist.

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International campaign (outside France).

PERRIER-JOUËT AND L’ART

Through major artistic rendezvous such as the Fiac, Art Basel Miami, and the London opera bar, to name a few, Perrier-Jouët makes its mark on the art world, a highly appropriate realm for a company whose iconic “Belle Epoque” vintage bottle was created by the celebrated master glass artist Emile Gallé in 1902.

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Mumm, Cannes festival 2006.

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WELCOME

TO OUR PLACE

In 2006, Jacob’s Creek celebrates its 30th anniversary and launches a new brand platform based on its rich history and patrimony. Evoking authenticity, the new “Welcome to Our Place” advertising campaign invites discovery of Jacob’s Creek and the Barossa Valley region.

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MONTANA

TERROIR SERIES

To strengthen its leadership position and demonstrate its know-how, Montana has also broadened its Super Premium offering with the launch of the Montana Terroir Series range.

Orlando wines & Pernod Ricard New Zealand

Pernod Ricard is now a leading world player on the Premium wines market. Orlando Wines and Pernod Ricard New Zealand, owners of two of the Group’s strategic wine brands – Jacob’s Creek and Montana – work constantly to reinforce this leadership, both on the domestic market and internationally. This strategy has demonstrated its effectiveness once again this year.

JACOB’S CREEK

“30 YEARS OF SUCCESS”

With 7.5 million cases sold around the world in 2005/2006, in a difficult and highly competitive Australian wine market, Jacob’s Creek is doing well. The United Kingdom remains the brand’s main market. The strategy consists of developing the Reserve and Heritage ranges over the long term, to seduce new consumers. An active innovation policy is thus being pursued: the launch of Jacob’s Creek Sparkling Rosé in 2005 thus enabled the brand to take first place in the sparkling wines market. The United States is also a priority market for Jacob’s Creek. It is the biggest market for the Jacob’s Creek Reserve range, which registered very strong growth in 2005/2006.

Orlando Wines’ main challenge in 2006/2007 is pursuing the growth of Jacob’s Creek on an extremely competitive world market.

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MONTANA

THE SPIRIT OF NEW ZEALAND

Montana is the New Zealand wine most sold in the world. Every day, more and more consumers around the world discover New Zealand wine through Montana Marlborough Sauvignon Blanc. With vineyards in New Zealand’s main wine-growing regions, Montana offers a high quality range of wines on all the world’s markets. During this financial year, when the Pernod Ricard network took over the brand’s distribution, Montana posted growth of 3%, essentially due to its Sauvignon Blanc and Pinot Noir varieties. Growth was also stimulated by modernising packaging and the successful launch of Montana Classic East Coast Rosé. For 2006/2007, Montana has set itself new challenges: broadening its offering and increasing market share worldwide through a programme of improved communication around its four product lines: Classics, Reserve, Terroir and Letter Series.

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ASSESSMENT & OUTLOOK

LAURENT LACASSAGNE

Chairman and CEO of Pernod Ricard Pacific

“Our constant efforts to develop our strategic Jacob’s Creek and Montana brands, by consistently offering very high-quality wines, were rewarded by significant growth in 2005/2006, in spite of difficult market conditions. The key factors of this success were the many marketing initiatives: the new Jacob’s Creek advertising campaign, the renewal of packaging for our two brands and the launch of several new products. Our ambition for 2006/2007 is to pursue worldwide development for Jacob’s Creek and Montana by capitalising on the quality of our wines and our recent marketing initiatives.”

PROFILE

Since joining the Group in 1988, Laurent Lacassagne has been, successively, Vice-President, Administration and Finance of Besserat de Bellefon, of Cusenier, of SEGM (now Pernod Ricard Europe), Vice-President, Finance of Pernod Ricard, then Chairman and CEO of Orlando Wyndham (Australia), and since February 2006, Chairman and CEO of Pernod Ricard Pacific.

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7.5 million 9-litre cases

Volume sold in 2005/2006 (12 months)

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AN INTERNATIONAL STRATEGY

ADAPTED TO EACH MARKET

The past financial year saw significant changes in the Group’s geographical focus as a result of the integration of Allied Domecq. In Asia, Pernod Ricard remains the uncontested leader in Wines and Spirits and posted exceptional growth again this year. This is particularly true in South Korea, where the Group has strengthened its business considerably. The Americas also showed considerable vitality. No. 2 on the American continent, Pernod Ricard benefits from excellent opportunities in new high-growth categories. The year was also positive in Europe, which saw its volumes and financial results increase significantly. France experienced another stable year despite continuing difficult market conditions.

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CORDON BLEU:

NEW CAMPAIGN

IN ASIA

The “Only a Few Can Tell” campaign, launched in Asia in 2004, was renewed in July 2006 with the same objective: making Cordon Bleu the icon of the brand.

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STARRY BY DITA

This new flavour, with the natural fragrances of Asian star fruit, was launched successfully in October 2005. Less than 3 years after its launch, it is positioned as a “Star” product with more than 35,000 litres sold.

ASIA/

Rest of the World*

The 2005/2006 financial year confirmed the Asian market’s strong growth potential.

Chinese Asia chalked up yet another spectacular progression, while the acquisition of Allied Domecq enabled the Group to become leader on the South Korean market. The year was also rich in positive developments in Australia and New Zealand where Pernod Ricard has asserted itself as one of the main players on the wine market.

ASIA

GROWTH ENGINE FOR THE GROUP

As the world’s most dynamic zone and the growth engine for the Group, Asia chalked up spectacular advances. At the forefront are China, where sales volumes rose by 50% this year, and South Korea, where the Group saw its market share for whisky jump from 4% to 35%** following the acquisition of Allied Domecq.

India is also among the frontrunners, while Thailand experienced difficulties associated with an unstable political-economic situation.

CHINA TO THE FOREFRONT

China kept up a very strong performance in 2005/2006 with overall growth of 50% in terms of volumes.

Chivas Regal continued its sustained growth through numerous advertising and promotional operations inviting Chinese consumers to discover the brand’s optimistic universe, particularly through the “This is the Chivas Life” campaign. Martell is now the No.2 cognac in China. After the successful launch of the new XO, followed by the re-launch of Noblige on the VSOP+ segment, Martell is the brand that posted the strongest growth in the cognac category. Martell’s vitality was supported by major advertising campaigns evoking the brand’s universe of luxury and creative know-how. The Martell Elite Club is another example of the strategy of building privileged relationships with Asian consumers. Launched for the first time in Shanghai in 2001, it is growing without pause in China and was launched in Malaysia and Singapore in 2005. Royal Salute, the Ultra Premium scotch whisky also continued its double-digit growth.

ASSESSMENT & OUTLOOK

PHILIPPE DRÉANO

Chairman and CEO of Pernod Ricard Asia

"This year, we continued our sustained growth throughout the area, with double-digit growth for Chivas Regal and Martell. The acquisition of Allied Domecq, which was integrated under excellent conditions, was a great step forward in that it is a perfect fit with our existing operations. We have thus strengthened our presence on all markets, particularly South Korea, where we now share the leadership position. The brands acquired also enabled us to consolidate our presence in the whisky, champagne, liqueurs and white spirits categories. We are now the No. 1 international Wines and Spirits operator in the region. Our brand portfolio covers all the segments with strong brands and our strengthened distribution networks give us a significant competitive advantage over our rivals, which we intend to optimise in the coming years."

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PROFILE

Since joining Pernod Ricard in 1989, Philippe Dréano has been successively, Regional Vice-President, Export of Pernod International, Managing Director of Perithaï (Thailand), then Chairman and CEO of Pernod Ricard Japan until 2000.

STRONG GROWTH IN SOUTH KOREA AND RECOVERY IN JAPAN

South Korea benefited very particularly from the integration of Allied Domecq, with the Group’s whisky market share jumping from 4% to 35%**. Results obtained in 2005/2006 were also due to the successful merger of two entities, Pernod Ricard Korea and Jinro Ballantine’s Corporation (formerly Allied Domecq). The Ballantine’s brand maintained leadership on its segment, thanks especially to the superior categories (17-year-old and older). Moreover, the Mumm and Perrier-Jouët brands have been launched successfully to take advantage of Champagne’s strong growth potential.

In Japan, growth has picked up again. Among the brands that are advancing are Jacob’s Creek (+21%), The Glenlivet (+22%) and Café de Paris sparkling wine (+33%).

This latter brand is enjoying growing success, with more than 2 million litres sold in 2005/2006. A success built on innovation and the launch of new flavours: green apple, plum and raspberry.

INDIA: LOCAL BRANDS SHOWING VERY STRONG GROWTH

2005/2006 saw the integration of Pernod Ricard India and Pernod Ricard Gulf within the scope of Pernod Ricard Asia. India had a very good year, marked by growth of 18% in volumes. Pernod Ricard is now the 4th Wines and Spirits operator in terms of volumes in the country, and 2nd in terms of sales value. The strong growth of local brands explains these results in large measure.

Royal Stag (+13%) continued to be the growth engine on the Premium Indian whiskies segment, and Blender’s Pride also recorded a very fine progression (+41%). The launch of a new campaign entitled “The Legend from Scotland” supported the growth of 100 Pipers (+17%).

DIFFICULT SITUATION IN THAILAND

In spite of difficult market conditions associated with the rise in excise duties and an unstable political and economic environment, Pernod Ricard Thailand remains the leader in terms of volume, but also in innovation.

The year was marked by the launch of 100 Pipers Malt 8-year-old, the Premium extension of the successful 100 Pipers brand. Chivas Regal also kept a leading position, underpinned by the “Chivas Life in the City” promotional campaign.

(*) The “Rest of the world” includes the Pacific area and Africa.

(**) Source : IWSR 2004 – “Western Style Spirits”, excluding ready-to-drink beverages (“RTDS”), wine and wine–based aperitifs – Own Brands only (no agency volumes).

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LAUNCH

OF THE ROYAL SALUTE

“MARK OF RESPECT”

AWARD IN SOUTH KOREA

This prize, launched in 2005, was created to honour Korean personalities whose activities have marked the business, science, arts and culture spheres. In 2005, the award was presented to Chan Wook Park, winner of the Cannes Festival Grand Prix for the film Old Boy. The event benefited from extensive coverage both on the national television channels and in the daily and weekly press. This was an opportunity for Pernod Ricard to emphasise the values inherent to the brand: success, accomplishment, leadership, strength, nobility and generosity.

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PERNOD RICARD: No. 1 IN TRAVEL RETAIL IN ASIA

The acquisition of Allied Domecq strengthened the Group’s leadership position in the Travel Retail sector in Asia. Promotional campaigns dedicated to Pernod Ricard’s key brands – Chivas Regal, Royal Salute, Martell and Ballantine’s – continued to offer unique advantages and opportunities to airline passengers. The launch of the new Martell XO was supported by luxurious display cases and advertising campaigns in key Asian airports.

Martell Elite of the Year – Gala ceremony.

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MONTANA MODERNISES ITS PACKAGING

To support the dynamism of Montana, Pernod Ricard New Zealand orchestrated the rejuvenation of its packaging. The ridge decorating the label, considered out of fashion, has been replaced by a more contemporary mountain icon illustrating the brand’s origins.

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PACIFIC TRAVEL RETAIL:

A NEW REGIONAL AMBITION

The creation of a new regional structure in charge of the Travel Retail markets in Australia, New Zealand and the Pacific Islands is already bearing fruit. This distribution channel offers strong growth potential for Pernod Ricard Pacific and an opportunity for consumers to discover Super Premium spirits brands such as Chivas Regal 18-year-old, Martell Cordon Bleu and Ballantines 17-, 21- and 30-year-old.

PACIFIC

PERNOD RICARD PACIFIC, A SUCCESSFUL INTEGRATION

Following the acquisition of Allied Domecq, Orlando Wyndham Group (OWG) and Allied Domecq Wines New Zealand (ADWNZ) were merged to form a new entity, Pernod Ricard Pacific. Created in February 2006, the subsidiary plays a dual role: Brand Owner for the Group’s Australian and New Zealand wines and distributor of the entire Pernod Ricard brands portfolio for the Pacific region. The 2005/2006 financial year was marked both by the successful integration of Allied Domecq activities and by strong organic growth of the Group’s historical brands.

AUSTRALIA: SOLID GROWTH

All the strategic Wines and Spirits brands increased their market shares in Australia during the 2005/2006 financial year.

The growth of Jacob’s Creek (+7%) was essentially the result of the “Premiumisation” strategy, as witnessed by double-digit growth of the Reserve range and the launch of the Heritage range. The brand’s growth on the domestic market was supported by a variety of marketing initiatives organised around the launch of the new “Welcome to Our Place” communication campaign and new packaging. Another illustration of the success of the Premium brands is the remarkable development of the Wyndham Estate Bin range (+17%), which highlights the brand’s pioneer spirit (“Where Australian shiraz began”) across its entire marketing mix. Stoneleigh, a Super Premium New Zealand wine, also recorded a strong increase in sales (+7%), thanks to the success of Marlborough Sauvignon Blanc on the Australian market. The spirits brands posted good performances as well: Chivas Regal and Jameson increased their volumes by +8%.

TRANSFORMED DIMENSIONS IN NEW ZEALAND

2005/2006 was a key year for Pernod Ricard New Zealand. The acquisition of the Allied Domecq wine business, the leader on the New Zealand market, gave the Group a new dimension in New Zealand. Building on this market leader position, marketing initiatives were multiplied with the launch of new packaging for the key Montana, Stoneleigh and Corbans brands, and the introduction of four new wine ranges illustrating Pernod Ricard New Zealand’s firm intention to assert its know-how in the Super Premium wines segment. Among these novelties: the Montana Terroir Series, an upmarket offshoot of the Montana brand, and Triplebank, wines from the Awatere valley, Marlborough’s secret region.

The key brands of the spirits portfolio also recorded very good performances, confirming their growth potential.

ASSESSMENT & OUTLOOK

LAURENT LACASSAGNE

Chairman and CEO of Pernod Ricard Pacific

“Pernod Ricard Pacific has been operational since February 2006. The activities and brands acquired have been integrated successfully and our organisation has been smoothly established. At the same time, we have registered strong growth and our market shares have progressed for all the strategic brands. Our ambition for 2006/2007 is to once more generate profitable growth on our Australian and New Zealand domestic markets. Two major focuses: develop our four key wine brands: Jacob’s Creek, Montana, Wyndham Estate and Stoneleigh by capitalising on their quality, authenticity and pioneer spirit, and accelerate the growth of our spirits portfolio through targeted marketing programmes and the launching of new products.”

See profile page 30

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1.3 million 9-litre cases

Volume sold in 2005/2006 (12 months)

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14 MEDALS FOR MUMM CUVÉE NAPA

With the acquisition of Mumm Cuvée Napa, Pernod Ricard USA now has a beachhead in the world-renowned Napa Valley wine region. Mumm Napa has been one of the leading producers of Premium sparking wines in California for over 20 years. In 2005/2006, Mumm Cuvée Napa was one of the rare wines to have progressed on the North American market, with growth of 2%.

The 14 gold medals won in 2006, including a double “Best of Napa Valley” and “Best of California sparking wine” award, highlight and support the brand on its path to success, now under the aegis of Pernod Ricard USA.

CORBY DISTILLERIES LTD NAMED SUPPLIER OF THE YEAR

Corby Distilleries Ltd has been named Supplier of the Year by the Liquor Control Board of Ontario (LCBO), the most important regulator and biggest retailer of Wines and Spirits in Canada. This award recognises the excellence of the partnership with the LCBO for merchandising, promotional operations, logistics and other initiatives of the supplier network.

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Corby’s Andy Alexander (left) receiving the Supplier of the Year Award from Philip Olsson, Acting Chair of the LCBO.

Americas

The Americas Region is indisputably the one that has most benefited from the Allied Domecq acquisition. Pernod Ricard now has a leading position on the three North American markets, the United States, Canada and Mexico. In the United States, where the Group now ranks 5th*, the potential for growth is enormous. In Latin America, performances over the past year have been exceptional: Pernod Ricard is No. 1 on a market that just keeps growing.

NORTH AMERICA CONTINUES ITS RISE

Pernod Ricard has now become a key player on the rapidly-growing North-American market. The Group has leading positions in the main markets in the area: it is No. 2 in Canada and Mexico and No.5 in the United States where the group has doubled in size with the Allied Domecq acquisition.

In the United States, the Allied Domecq acquisition enabled Pernod Ricard to become a major player in extremely dynamic categories in which the Group’s presence had been weak, such as liqueurs or Premium vodka.

The expansion of the wine portfolio also made it possible to create a specialised sales force, whose positive effect will start to be felt over the next few months.

Pernod Ricard is now the 5th operator on the American market. 2005/2006 witnessed fine performances for Jameson (+21%), The Glenlivet (+7%), Wild Turkey (+3%) and Seagram’s Gin (+3%), as well as positive growth for former Allied Domecq brands: Malibu (+10%) and Stolichnaya (+8%).

Innovation was also an essential growth engine, as shown by the successful launches of Stoli Blueberry or Seagram’s Distiller’s Reserve Gin.

In order to take maximum advantage of this new portfolio, Pernod Ricard USA has restructured its distribution network by reinforcing its links to the country’s best distributors by offering them a unique partnership and market approach.

(*)	“Western Style” spirits (IWSR 2005).

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The top brands in the USA.

Seagram’s Gin International

advertising campaign (outside France).

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In Canada, Pernod Ricard became No. 2, entrusting exclusive distribution rights for its brands to Corby Distilleries Ltd (a former Allied Domecq subsidiary of which Pernod Ricard is the majority shareholder) for the next 15 years. Integration of the two companies was effective as of 1st April 2006. With the addition of the Pernod Ricard Canada brands, Corby, leader among Canadian whiskies with Wiser’s, is a formidable partner for the Canadian liquor boards.

Finally, in Mexico, Pernod Ricard – via its Casa Pedro Domecq subsidiary – has become co-leader with a market share of 28%* through its dominance on the brandies market with Presidente and Don Pedro, genuine reference brands for the Mexican consumer. The performances of these two brands, in decline for the past decade, have been stabilised since the takeover of Allied Domecq thanks to a new marketing and sales strategy. In another sector, Casa Pedro Domecq is leader on the Mexican wine market, a segment that is growing strongly.

Benefiting from the distribution strength of the new structure, the Group’s historical brands advanced significantly: Chivas Regal, Havana Club and Wyborowa grew respectively by +11%, +27% and +9%.

(**)	Source : IWSR 2004 – “Western Style Spirits”, excluding ready-to-drink beverages (“RTDS”), wine and wine–based aperitifs – Own Brands only (no agency volumes).

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SEAGRAM’S GIN

New packaging, new product and new advertising: the product line of the Seagram’s Gin brand is getting ready for an exceptional 2007. The brand launched new packaging for its Classic, Lime and Orange Twisted lines. A monogrammed letter “S” has replaced the Seagram escutcheon and a gilded selvage around the edge of the label gives the product a more Premium and contemporary look. In addition to the new look for its traditional products, the brand launched “Distiller’s Reserve,” a Premium gin with worldwide ambitions, and extended its Seagram’s Gin & Juice range with the launch of “Purple Rage.” To support these initiatives, the brand increased its advertising expenditures by 52% over the preceding year.

A S S E S S M E N T & O U T LO O K

MICHEL BORD

Chairman and CEO of Pernod Ricard Americas

“In 2005/2006, the Americas Region doubled in size. The creation of a single management structure – Pernod Ricard Americas – enables us to optimise the synergies between North and South America. In addition to strengthening our position in the United States, the acquisition of Allied Domecq gave us leadership positions in Mexico and Canada thanks to very strong local brands (Mexican brandy and Canadian whisky). The effect of these brands, associated with first class sales networks, will accelerate the growth of our international brands. The integration of these new activities, although complex, was completed in record time and without slowing the growth of our historic brands.”

P R O F I L E

Chairman and CEO of Martell then of Seagram in Venezuela, Michel Bord joined the Group in 1991 where he has been successively Managing Director of Pracsa (Spain) then Chairman and CEO of Pernod Ricard USA, based in New York, until 2006.

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Venezuela became the top market for Chivas Regal 18-year-old.

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MONTILLA LAUNCHES NEW PACKAGING AND A NEW ADVERTISING CAMPAIGN IN BRAZIL

Launched in 1957, Montilla, the drink with the “Pirate spirit,” and leader in the rum segment in Brazil, developed a wide-ranging marketing strategy aimed at bringing a more modern and daring touch to the brand. At the end of 2005, this complete renewal resulted in the creation of a new, more dynamic slogan, though still inspired by the famous “Pirate spirit”. It appears on all communication tools, starting with the new packaging: this has a more modern and sophisticated shape, a bright coloured label and the ever-present pirate, rejuvenated for the occasion. To support this strategy, Montilla has also developed a new commercial starring “the modern Pirate.”

STRONG POTENTIAL FOR GROWTH IN CENTRAL AND SOUTH AMERICA

This year again, this region displayed its full growth potential by posting spirits volume growth of 13% for Pernod Ricard’s historical portfolio. The Group, No. 1 in this area, benefits from the region’s very positive economic situation, which is enjoying its highest growth rates for the past twenty years.

Venezuela was undoubtedly the most dynamic market over the period, with growth of 20%. In 2005/2006, Venezuela became the top market for Chivas Regal 18-year-old, after a successful re-launch strategy that enabled the brand to increase retail sales fourfold. Chivas Regal 12-year-old was also well placed in the country, thanks to the “This is the Chivas Life” advertising campaign, which was awarded the prize for the best advertisement in Venezuela. Something Special Scotch whisky continued its spectacular growth, with sales up by 45%, to become the country’s 2nd whisky brand and 3rd spirits brand. Based on this success, the Group launched Something Special 15-year-old in April 2006.

In Argentina, the economic recovery continues, boosting consumption in its wake. Chivas Regal strengthened its leadership position with over 50% of the market for 12-year-old whiskies*. Ferret Capri, the bitter brand, registered strong growth for the second consecutive year (+14%). Finally, Pernod Ricard Argentina has become the 4th exporter of Argentine wines, due to the fine results obtained by Graffigna and Etchart, sold in more than 35 countries.

Brazil was not to be outdone, with growth of 11% in volumes. These very good results can be accounted for in part by the rebound of the local rum, Montilla (+12%) and the success of Orloff, the local vodka, with growth of 12%. In February, Orloff also launched its first lemon-flavoured line, Orloff Mix Lemon. From 2nd to 4th May 2006 in Sao Paulo, Pernod Ricard Brasil participated in the most important wine show in Latin America, Expovinis, with more than 11,000 visitors in 3 days. The Pernod Ricard stand was fully in keeping with its leadership on the wine market. Spaces were reserved and specially decorated for Almadén, the key Brazilian brand, with 12% growth.

(*)	Source : IWSR 2004 – “Western Style Spirits”, excluding ready-to-drink beverages (“RTDS”), wine and wine – based aperitifs – Own Brands only (no agency volumes).

Expovinis, the most important wine show in Latin America in may 2006.

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Orloff Mix Lemon, lemon-flavoured line of Orloff vodka.

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2.1 million 9-litre cases

Volume sold in 2005/2006 (12 months)

WYBOROWA: THE “EXQUISITE” ALTERNATIVE

The Vodka category is the most dynamic in Europe.

Wyborowa recorded rapid growth internationally, thanks to brand-building actions in the modern On Trade segment and positive reception of Wyborowa Exquisite, Single Estate.

Good news also in Poland, with revival of a positive trend in 2005/2006.

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Whiskies are growth drivers in Europe.

Europe

(except France)

This year, Europe recorded contrasting results due to an unfavourable economic situation. While Russia, Greece and the Scandinavian countries progressed rapidly, Italy and Germany had to cope with a more difficult environment. Europe, which nonetheless remains the Group’s primary region with more than 30% of volumes, was however able to derive benefits from the acquisition of Allied Domecq.

2005/2006: A SATISFACTORY YEAR

Despite a negative economic situation, organic sales growth (excluding bulk spirits sales) was +0.8% over 12 months thanks in particular to the positive trend recorded in the 4th quarter (+2.1%).

These results were obtained thanks to the very strong performances in Russia, Greece, Ireland and the Scandinavian countries. However, the year proved to be more difficult in Italy, due to large decrease in spirits consumption in the On Trade segment.

The growth of Chivas Regal (+1%), Jameson (+9%) and The Glenlivet (+3%) made up for the significant drop of Amaro Ramazzotti in Germany (due to technical effects in 2004/2005), of Ricard due to lower presence of buyers at the Spanish and Italian borders, and of Jacob’s Creek in the United Kingdom. The former Allied Domecq brands gradually resumed growth over the course of the year.

In addition, certain of the Group’s local brands performed well. This was notably the case for Olmeca (+37%) and Ruavieja (+16%).

SPAIN AND RUSSIA: TWO PRIORITY MARKETS FOR PERNOD RICARD EUROPE

In Spain, the Group’s 2nd market in terms of sales. Pernod Ricard intends to strengthen its leadership position. The objective is now to gain market share on a market that has reached maturity and pursue the strategy of “Premiumisation” of its portfolio.

In 2005/2006, in a difficult environment, the Group’s historical brands such as Chivas Regal, Havana Club and Jameson, did relatively well. Malibu and Beefeater resumed growth after post-acquisition destocking.

ASSESSMENT & OUTLOOK

THIERRY BILLOT

Chairman and CEO of Pernod Ricard Europe

“If growth in the zone suffered from an unfavourable economic situation, the 4th quarter of the financial year nevertheless witnessed growth of over 2%. The period experienced other positive developments: continued strong performance of the Russian market, sustained growth of Jameson on the principal European markets, and the growth of Havana Club in most countries in the area.

The integration of the Allied Domecq brands is now complete. Consolidating our positions in Western Europe, promoting strong growth in Eastern Europe and revitalising our Allied Domecq portfolio are the Group’s priorities in the Region.”

PROFILE

Since joining Pernod Ricard in 1982, Thierry Billot has been successively, Vice-President, Administration and Finance of Cusenier, Vice-president, Finance of Pernod Ricard, Managing Director, then Chairman and CEO of Austin Nichols (USA) and Chairman and CEO of Pernod until 2002.

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In Russia, a high-growth market, Pernod Ricard intends to keep its strong position. In 2005/2006, despite a restrictive regulatory context and an intensification of competitive pressure, Pernod Ricard recorded strong growth for its 15 strategic brands, in particular Chivas Regal, Jameson and Martell. Olmeca also did very well.

A COMPETITIVE POSITION SIGNIFICANTLY MODIFIED BY ALLIED DOMECQ

The integration of Allied Domecq significantly modified Pernod Ricard Europe’s competitive position. The Group’s European subsidiary is now able to aim for or consolidate its leadership on many markets.

It is also strengthening significantly on some brand/market combinations such as Ballantine’s and Beefeater in Spain or Malibu and Tia Maria in the United Kingdom.

The integration of Allied Domecq has also enabled Pernod Ricard Europe to develop its sales forces considerably and to complete coverage of the European territory. Pernod Ricard Europe has thus taken over six Allied Domecq distribution companies. The strong development generated in Central and Eastern Europe should also be mentioned.

However, the United Kingdom and Spain remain the two markets most impacted by the acquisition of Allied Domecq, with strong progression of their results and market share. The two of them alone account for 50% of the contribution acquired.

A NEW ORGANISATION BETTER ADAPTED TO MARKET REALITIES

To optimally manage these changes in the scope of its operations, Pernod Ricard Europe has entirely reviewed its organisation. Six “clusters” have thus been set up to keep decision-making centres as close as possible to the market and maintain the responsiveness of the teams, key elements for Pernod Ricard’s competitive advantage.

Jameson international campaign (outside France).

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OLMECA: PREMIUM TEQUILA RENOWNED IN EUROPE

Acquired during the Seagram operation, Olmeca is the tequila brand that has scored the strongest growth outside the United States and Mexico. Europe is thus one of the brand’s primary markets with remarkable growth of 37% in 2005/2006. The brand’s vitality is particularly notable in Russia. In 2006, a new Super Premium product came on line: Olmeca Tezon, 100% blue agave. The uniqueness of Olmeca Tezon lies in the exclusive production process called “Tahona”: a wheel made of volcanic stone crushes the agave to release the intensity of the juice and fibres. The tequila is then distilled twice, filtered and aged in oak barrels. Finally, the finished product is poured into hand-made bottles. Each bottle is numbered. At present, Olmeca Tezon has been launched in the United States, Russia, and in the Travel Retail network in Europe.

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JAMESON: A SERIES OF SUCCESSES

Pernod Ricard Europe accounts for over 50% of Jameson’s yearly sales: the solid growth in the region plays a vital role in the Jameson success story.

The region has some of Jameson’s most dynamic new markets: Russia and South Africa, as well as well-established markets like Ireland, where the brand grew by 13%.

A new TV campaign was launched in Europe in 2005 to support the brand’s international reach. The sponsorship that Jameson offers to world film is also essential to the brand’s image. Jameson’s association with high-visibility events like the Jameson Dublin Film Festival or the extremely innovative Notodofilmfest.com in Spain is a key success factor for the brand.

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CAMPO VIEJO,

THE QUINTESSENCE OF SPAIN

Domecq Bodegas, a Spanish Pernod Ricard subsidiary, is a leader on the market for still wines, with no less than 13 bodegas in the country’s finest wine-growing areas. This situation helps to consolidate the Group’s presence on the Premium wines segment. Campo Viejo, the flagship brand of Domecq Bodegas, is part of the history of the Rioja, a prestigious wine-growing region.

Campo Viejo, produced in a magical location known for its avant-garde architecture, is the concentrated essence of Spain and a symbol of its values: a love of life, shared experiences, conviviality, not to mention the passion for wine. The big efforts made to build the brand’s image were rewarded by growth of 14% in Spain in 2005/2006 and progress of 50% in the United Kingdom over the same period. This success can be accounted for by an ongoing search for quality, as can be seen from the legend surrounding this brand: in 1635, the mayor of the Town is said to have banned carts from driving over his land to avoid the vibrations they caused from adversely affecting the quality of the wine that was ageing in the town’s wine cellars!

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STRONG REGIONAL BRANDS

Amaro Ramazzotti is the success story of the last 15 years on the German spirits market. Pernod Ricard Deutschland has shown its ability to create a strong emotional bond between consumers and Amaro Ramazzotti based on its Italian roots. The Italians’ gift of looking on the bright side of life offers the brand a pertinent communication platform. With considerable investments both in the media and outside, Amaro Ramazzotti has become the No. 1 imported spirit on the German market. In 1989, Pernod Ricard’s German subsidiary distributed 30,000 cases of Amaro Ramazzotti. Sales have now reached around 1 million cases! With its Premium brand positioning, Amaro Ramazzotti has become one of the growth engines in its category (bitters) and is one of the biggest investors in advertising in Germany.

Since its acquisition by Pernod Ricard, in 1999, the Yerevan Brandy Company (YBC), has continually developed sales of ArArAt, a legend in the brandy industry.

ArArAt is an incarnation of the culture of Armenia, the cradle of Christian civilisation. Its intense taste and rich aromas make it a subtle beverage appreciated by men and women alike.

The ArArAt grapes ripen in a very sunny climate on vines cultivated on exceptional volcanic soil. The intensity of their aroma is sublimated by high-quality production methods and the know-how of the cellar Masters.

Russia remains the main market for ArArAt today. The new markets to capture in Europe, such as Ukraine, Belarus, the Baltic countries or even Germany have increased strongly. A new, more modern range, reflecting ArArAt’s premium brand positioning and its status as market leader, was launched in the spring of 2005; the launch was accompanied by a new communication campaign. The results of this campaign are already being seen, with a 36% increase in sales of Super Premium brandies over the 2005/2006 financial year.

Becherovka, the famous brand of Czech bitters was invented in 1807 by the Becher family in the spa town of Karlovy Vary. Pernod Ricard purchased this national icon in 1997. At the end of 2003, action was taken to re-launch the brand, with a new logo and a new communication campaign, to project a more modern brand image and take advantage of the new “Cocktail Culture”. This repositioning of the brand has been a great success.

Over a period of 3 years, Becherovka has experienced a spectacular increase in market share in the Czech Republic. The brand has also progressed in Slovakia, where sales have reached a million litres and is growing strongly in Germany, Hungary, Ukraine and Poland. Becherovka, an integral part of the Czech heritage and a national pride, will celebrate its 200th birthday in 2007.

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Amaro Ramazotti, ArArAt, and Becherovka international campaigns.

France

In 2005/2006, the reasons for the slightly disappointing performance in France were unchanged and are still creating an environment favouring a slowdown in consumption. Against this background, the Group’s strategic brands nevertheless enjoyed promising results. Despite an overall decrease of about 1% in sales in 2005/2006, a recovery was made in the latter part of the year and organic growth of +0.5% was achieved.

VITALITY OF WHISKIES AND WHITE SPIRITS

Jameson, Chivas Regal and Clan Campbell grew respectively by 6%, 10% and 3%. Clan Campbell, the leader in its category and notably on the discotheque market, launched a new bottle, “Night”, in February 2006. Co-leader on the malts market with growth of 10%, Aberlour, supported by a large-scale billboard campaign, pursued its “Premiumisation” strategy. Chivas Regal confirmed its position as the outright leader on the 12-year-old and older blended Scotch market. The white spirits market is also very dynamic. Seagram’s Vodka, launched in France in June 2005, delivered a remarkable performance in the On Trade segment alone (400,000 litres for the year). France is also the biggest market for Zubrowka (+4%) for Pernod Ricard. Wyborowa was no laggard, posting growth of 19%. Havana Club, up by 10%, has cleared the million bottle mark.

RICARD AND PASTIS 51 MAINTAIN THEIR LEADERSHIP ON THE ANISE-BASED SPIRITS MARKET

While the downturn in the anise market persists, the fact that the sales decline was checked in the second half of 2005/2006 should be mentioned. Ricard and Pernod are multiplying actions aimed at strengthening the Group’s leadership on this market. Ricard has thus launched a new, wideranging “Un Ricard, UN vrai” advertising campaign, with an ambitious relational marketing programme, “Place Ricard” and has brought back Ricard SA Live Music. For its part, Pastis 51 showed its creativity in the anise range by extending its series of specialty event bottles for the end-of-year holiday season and that of isothermal sleeves for the summer.

SUCCESSFUL INTEGRATION OF ALLIED DOMECQ BRANDS

The Allied Domecq brands have been fully integrated into the Group’s portfolio in France. Ballantine’s chalked up results higher than projected due to a strong breakthrough in the On Trade segment (+24%). For its part, Malibu, No. 1 in France for liqueurs with 17% market share, posted growth of 9%. Mumm recorded results in line with its objectives: +4%. Perrier-Jouët sales of its two lines, Grand Brut and Belle Epoque, remained stable with a recovery at the end of the financial year.

SUCCESS OF INNOVATIONS ON THE LIQUEURS MARKET

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Over the financial year, the liqueurs segment demonstrated its vitality, driven by a daring innovation strategy. Soho thus made a comeback with the launch of Soho Starfruit in November 2005. Another successful innovation: Gloss. Elected flavour of the year 2006 in the “Innovative Drinks” category, Gloss has the best score of all the novelties launched on the modern liqueurs market (LSA, June 2006).

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Place Ricard magazine.

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Pastis 51 isothermal sleeves.

ASSESSMENT & OUTLOOK

PHILIPPE SAVINEL

Chairman and CEO of Ricard SA

“Despite a continually unfavourable environment, Ricard SA strengthened its leadership in France with a market share now close to 20% in terms of value. Ricard’s sales stabilised and even showed significant recovery at the end of the financial year. All the other spirits experienced positive development.”

PIERRE COPPERE

Chairman and CEO of Pernod SA

“Pernod SA met its budget targets with a number of reasons for satisfaction: successful revival of Ballantine’s and Mumm; continued development of Aberlour, Havana Club, Zubrowka; the launch of Seagram’s Vodka and the end of the decline in Soho’s sales. These good performances, due to the unrelenting commitment of our staff, give us full confidence in the future.”

PROFILE

After joining the Group in 1979, Pierre Coppere was Sales Director of SEGM in Germany, Head of the Marketing group at SEGM Paris, Sales Director of Renault Bisquit, Managing Director of Pernod Ricard South-East Asia and Perithai (Thailand), Managing Director of Pernod Ricard Austria and Preco (Poland/Czech Republic/ Hungary), then Chairman and Chief Executive Officer of Pernod Ricard Nederland from 1998 to 2001.

See profile page 22

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ENVIRONMENTAL AND SOCIAL RESPONSIBILITY

The Sustainable Development concept has become an inescapable reality for corporate management over the years. Today, companies must unfailingly take into account social and environmental challenges when managing their long-term economic development. Of course they need to create value in the short term, but without affecting the ability of future generations to do likewise. Pernod Ricard has implemented a social policy which favours high-quality relationships with the Group’s employees as well as with the local communities where it operates. Its activity respects the environment, of which it has been acutely aware throughout its existence. Finally, because of its leadership position in Wines and Spirits, Pernod Ricard is particularly attentive to promoting responsible consumption of its products.

These principles, which serve as the very cornerstone of Sustainable Development, were formally laid down by Pernod Ricard in a Charter published in 2006. Honouring its commitments in this regard will guarantee the Group’s success over the long term.

Our

[Logo of Pernod Ricard]

PERNOD RICARD’S COMMITMENTS

THE CHALLENGES

THE GROUP’S RESPONSES

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SHAREHOLDERS

OFFER

an attractive investment

•	Ensuring transparent and ethical decision-making.
•	Promoting value creation for shareholders.
•	Communicating with shareholders directly and transparently.
•	Variety of information tools: Entreprendre magazine, Shareholders’ Guide, dedicated section of the website, toll-free number and e-mail address...
•	Creation of the Premium Club for Pernod Ricard shareholders in 2006.
•

Strategic choices which have proved to be profitable: the integration of Allied Domecq was a success. From March 2005 (before any rumours of the purchase) to June 2006, the Pernod Ricard share price rose by 43.9%.

•	Pernod Ricard’s share price increased over 39 fold between 1975 and 30 June 2006.
•	Net remuneration of Group shareholders has increased by 14.5% a year on average over the last 5 years.

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EMPLOYEES

DEVELOP

a relationship of trust

•	Developing employees’ personal and professional paths.
•	Rewarding performance and motivating employees.
•	Encouraging entrepreneurial spirit.
•	Promoting diversity.
•	Supporting social dialogue.
•	2.26% of payroll was devoted to training in the past twelve months.
•	One manager out of five is recruited internally. Around half the managers who joined the Group this year came from Allied Domecq.
•	Competitiveness of remuneration is regularly checked through routine surveys of market practice.
•	A majority of employees receive annual appraisals.
•	29% of employees participate in profit-sharing or incentive schemes rewarding collective performance.
•	The Group’s organisational principle is decentralisation. This allows everyone at every level in every subsidiary to feel responsible for decisions taken.
•	77% of Group employees are represented by employee representatives.

Commitment

to Sustainable Development

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CONSUMERS

PROMOTE

responsible consumption and offer quality products

•	Responding to evolving tastes and consumption trends.
•	Justifying the “Premium” status of our brands through flawless product quality.
•	Promoting prevention of risky alcohol consumption, particularly among young adults, drivers and pregnant women.
•	The Research and Development function has been reorganised into a network, promoting synergies between regional research centres and the central Pernod Ricard Research Centre.
•	Controls at every stage of production and storage and right up to stocking retail shelves. This year, 185 stores have been checked in 6 countries.
•	A policy of ISO 9001 certication of industrial sites: 79 sites certified out of 101.
•	Panels of experts oversee organoleptic consistency of brands.
•	Involvement in research on the effects of excessive consumption.
•	Strengthening of internal control procedures for advertising ethics: 50 campaigns controlled in 2005/2006.

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ENVIRONMENT

CONSERVE

natural resources

•	Limiting the impact of our business activity on the environment (promoting energy savings, recycling and the protection of water resources).
•	Extending the certication process to all subsidiaries.
•	Ensuring dissemination of best practises.
•	Implementation of environmental management systems.
•	Policy of ISO 14001 certication: 45 sites certified out of 101.
•	Follow up of the 25 Group indicators.
•	Distribution of good practice guides on prevention of major risks (fire, accidental spillage).
•	Cross-audits favouring sharing of experiences in 22 sites this year.
•	Increasing energy efficiency and preparation of a support tool for eco-design of packaging.

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CUSTOMERS & SUPPLIERS

SHARE

our ethics

•	Ensuring respect for ethical rules relating to employment law.
•	Guaranteeing compliance with ethical rules by the Group’s Purchasing function.
•	Sharing our commitment to the environment with suppliers.
•	Charters of ethics have been developed for the Purchasing function and “pilot purchasers”: they specify actions to be taken and attitudes to be displayed towards suppliers.
•	Pernod Ricard carries out an annual analysis of supplier performance at the Group level, including criteria relating to environmental awareness and ethical rules.
•	Inclusion of a Sustainable Development unit in the Purchasers’ training seminar, in order to increase buyer awareness of positive practices.
•	Progressive inclusion in every subsidiary’s general purchasing conditions of a “social and environmental responsibility” clause.

Transparency,

dialogue and value creation

THE PRINCIPLES OF CORPORATE GOVERNANCE

Pernod Ricard is very attentive to implementation of the principles of corporate governance. This is why the Group attaches a great deal of importance to the quality and skills of the persons sitting on its Board of Directors and management structures. It makes sure that the decisions taken are both in the interests of its shareholders and ensure the Group’s continuity: Shareholder value creation, transparency and ethics are requisites of all decisions made by Pernod Ricard’s management and supervisory bodies.

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Q&A WITH

DIDIER

PINEAU-VALENCIENNE

Member of the Board

of Directors and Chairman

of Pernod Ricard’s Audit Committee

How did you become a member of Pernod Ricard’s Board of Directors?

I became a Director at the request of Mr Patrick Ricard. I was very honoured to accept as I admire Pernod Ricard, and in particular its strategic choices and extraordinary, internationally-oriented development. It is a fascinating prospect to play a role in a Group that is open to the entire world.

How do you see your role, firstly on the Board of Directors and secondly, as a member of the Audit Committee?

These are two different roles, even if my responsibilities as part of the Audit Committee fit alongside my role as a director. I was already a member of the Audit Committee when I was invited to become its Chairman, a proposal which I naturally accepted. My role consists in ensuring that our obligations with regard to the French market authorities are duly complied with; controlling the quality, consistency and rapid provision of information; verifying compliance with the major principles of finance and accounting and assessing risks; overseeing the design of programmes providing for progress and improvement and monitoring their implementation.

On the Board of Directors, ethics and transparency are both extremely important. As a Director, I participate in – among other duties – defining strategic policies and their proper implementation, monitoring the budget, ensuring that the major principles of equilibrium guaranteeing the ability of the Group to finance its acquisitions are followed and also helping to choose senior management.

In your opinion, what are the main challenges involved in corporate governance?

It appears to me that one of the main challenges is transparency, as it is the vital guarantee of trust and therefore progress. I must say that Pernod Ricard is exemplary in this respect: it is unquestionably a Group which is extremely rigorous in ensuring compliance with procedures. Nothing is left to chance.

PROFILE

Didier Pineau-Valencienne has successively been Director of the Banque Parisienne pour l’Industrie; Chairman of the Société Carbonisation et Charbons Actifs (Ceca SA); Director of Management Control, Strategy and Planning at Rhône-Poulenc SA, Managing Director of the Polymers Division and Petrochemical Division and member of the Executive Committee of Rhône Poulenc. From 1981 to 1999, he was Chairman and CEO at Schneider SA.

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5.3 million 9-litre cases

Volume sold in 2005/2006 (12 months pro forma)

The Board of Directors

RESPONSIBILITIES AND COMPOSITION

The Board of Directors determines the Group’s strategy and oversees its implementation, subject to the powers that are granted to the Shareholders Meeting, by the bylaws or by French law. It is the corporate body responsible for defining and overseeing the company’s management. In this respect, alongside the General Management, it helps to ensure the proper functioning of the company based on the opinions and recommendations of the specialised Board committees.

The Board is composed of 13 Directors, 8 of whom have been elected for a period of 6 years and 5 of whom have a 4-year term of office. This reduction in the length of the term of office from 6 to 4 years was decided by the Extraordinary Shareholders Meeting of 17 May 2004. Five of the Directors currently have the status of independent Directors. They meet the criteria required to hold this status as set forth in the Consolidated Report on Corporate Governance which provides as follows: “A Director is deemed to be independent when he/she has no relations of any kind with the company, its Group or management, which could comprise the exercise of his/her independent judgment”.

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DIRECTORS

A	PATRICK RICARD

Chairman and Chief Executive Officer

B	PIERRE PRINGUET

Managing Director

C	BÉATRICE BAUDINET

Permanent representative of Paul Ricard SA

D	RICHARD BURROWS
E	FRANÇOIS GÉRARD
F	RAFAËL GONZALEZ-GALLARZA
G	FRANÇOISE HÉMARD
H	DANIÈLE RICARD

INDEPENDENT DIRECTORS

I	JEAN-DOMINIQUE COMOLLI
J	LORD DOURO
K	DIDIER PINEAU-VALENCIENNE
L	GÉRARD THÉRY
M	WILLIAM H. WEBB

THE BOARD OF DIRECTORS IN 2005/2006

Richard Burrows ceased to be a Managing Director on 31 December 2005 although he continues to remain a Company Director.

Jean-Claude Beton’s term of office as a Director, which expired at the Annual Shareholders Meeting of 10 November 2005, was not renewed as Jean-Claude Beton had decided not to seek a further term of office. At each of its meetings, the Board of Directors makes a detailed review of the state of business: growth of sales, financial results, net debt and cash flow.

During the financial year ended 30 June 2006, the Board of Directors met nine times with an attendance rate of 96%. It approved the annual and interim financial statements, took care of preparations for the Combined Shareholders Meeting and performed acts of day-to-day management. More specifically, following the acquisition of Allied Domecq, the Board examined and periodically discussed the conditions for integrating these new activities and also decided to dispose of a certain number of assets and, in particular, the QSR (Quick Service Restaurants). It also determined the terms and conditions for terminating the alliance entered into with Fortune Brands for the acquisition of Allied Domecq.

The Board of Directors has created four specialised committees:

Four committees examine the topics that are within the specific area of responsibility assigned to them and submit their opinions and recommendations to the Board: the Strategic Committee, the Audit Committee, the Remuneration Committee and the Appointments Committee.

REMUNERATION COMMITTEE

Chairman

JEAN-DOMINIQUE COMOLLI

Independent Director

Members

LORD DOURO

Independent Director

DANIÈLE RICARD (1)

WILLIAM H. WEBB (2)

Independent Director

(1) Until 21st September 2005.

(2) William H. Webb was appointed as a member of the Remuneration Committee as from 21st September 2005 to replace Danièle Ricard.

APPOINTMENTS COMMITTEE

This Committee was created on 21 September 2005.

Chairman

JEAN-DOMINIQUE COMOLLI

Independent Director

Members

LORD DOURO

Independent Director

DANIÈLE RICARD

Patrick Ricard, the Chairman of the Board of Directors, is also consulted with regard to appointments.

STRATEGIC COMMITTEE

Chairman

PATRICK RICARD

Members

FRANÇOIS GÉRARD

RAFAËL GONZALEZ-GALLARZA

DANIÈLE RICARD

The Strategic Committee met 6 times during the financial year 2005/2006. Its main responsibility is to prepare the strategy guidelines submitted for the approval of the Board of Directors.

AUDIT COMMITTEE

The Audit Committee was created on 29 January 2002.

Chairman

DIDIER PINEAU-VALENCIENNE

Independent Director

Members

FRANÇOIS GÉRARD

GÉRARD THÉRY

Independent Director

In addition to the functioning charter adopted in June 2002, the Audit Committee adopted internal regulations at the Board of Directors meeting on 18 March 2003. It met 6 times during the financial year 2005/2006, with an attendance rate of 100%.

Management structures

GROUP EXECUTIVE COMMITTEE IN 2005/2006

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The General Management organises meetings of the Group Executive Committee for the following purposes:

•	exchanging information on the general operation of the Group and each of its subsidiaries;
•	helping to develop strategy and action plans;
•	co-ordinating the management of human and financial resources, quality, research, etc.

The General Management organises meetings of the Group Executive Committee every six weeks and at an annual seminar to work on the medium-term plan, strategy and the main positions to be filled as well as deciding how to handle the cases of high potential managers. The Group Executive Committee met 7 times during the financial year 2005/2006.

MEMBERS

HOLDING COMPANY

A	PATRICK RICARD

Chairman and CEO

B	PIERRE PRINGUET

Managing Director

C	EMMANUEL BABEAU

Deputy Managing Director in charge of Finance

D	YVES FLAISSIER (1)

Vice-President, Human Resources

E	JEAN-PAUL RICHARD

Vice-President, Marketing

BRAND OWNERS
F	LIONEL BRETON

Chairman and CEO of Martell Mumm Perrier-Jouët

G	PIERRE COPPERE

Chairman and CEO of Pernod SA

H	CHRISTIAN PORTA

Chairman and CEO of Chivas Brothers

I	PHILIPPE SAVINEL

Chairman and CEO of Ricard SA

REGIONS

PERNOD RICARD AMERICAS
J	MICHEL BORD

Chairman and CEO of Pernod Ricard America

K	ALAIN BARBET

President and CEO of Pernod Ricard USA

L	FRANCESCO TADDONIO (2)

Chairman and CEO of the Central & South America region, integrated into Pernod Ricard Americas

PERNOD RICARD ASIA
M	PHILIPPE DREANO

Chairman and CEO of Pernod Ricard Asia

N	PARAM UBEROI

Chairman and CEO of Pernod Ricard South Asia integrated into Pernod Ricard Asia

PERNOD RICARD EUROPE
O	THIERRY BILLOT

Chairman and CEO of Pernod Ricard Europe

P	BRUNO RAIN (1)

Chairman and CEO of Pernod Ricard España

Q	PAUL DUFFY

CEO of Irish Distillers Ltd

PERNOD RICARD PACIFIC
R	LAURENT LACASSAGNE

Chairman and CEO of Pernod Ricard Pacific

(1)

Since 1st September 2006, Bruno Rain holds the position of Deputy Managing Director in charge of Human Resources, replacing Yves Flaissier who has decided to retire. Bruno Rain has been replaced by Philippe Coutin at the head of Pernod Ricard Iberia (which now includes Spain and Portugal).

(2)

Member of the Group Executive Committee until 1st September 2006. As from such date, he was appointed as Vice-President, Wines of the Pernod Ricard Group and is now one of the main Management Executives of the Holding Company.

The Group’s management is carried out by the Chairman and Chief Executive Officer and the Managing Director. The General Management arranges and leads meetings of the Group Executive Committee and meetings of the Holding Company’s Management. Four times a year, meetings are held with the direct subsidiaries. The budget, the three-year plan, and a review of business activities and strategy are discussed at such meetings.

HOLDING COMPANY MANAGEMENT EXECUTIVES

The General Management organises meetings of the Management of the Holding Company for the following purposes:

•	exchanging information on the general operation of the Group and on the actions taken or to be taken by each of the functional management departments;
•	preparing and coordinating the actions to be implemented by the Holding Company;
•	preparing for certain decisions to be made by the Group’s General Management.

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MEMBERS

In addition to Patrick Ricard and Pierre Pringuet, the following persons attend meetings of Holding Company Management:

A	EMMANUEL BABEAU

Deputy Managing Director in charge of Finance

B	GILLES BOGAERT

Vice-President, Audit and Development

C	JEAN CHAVINIER

Vice-President, Information Systems

D	IAN FITZSIMONS

Vice-President, General Counsel

E	YVES FLAISSIER (3)

Vice-President, Human Resources

F	ARMAND HENNON

Vice-President, Public Affairs–France

G	JEAN-PAUL RICHARD

Vice-President, Marketing

H	JEAN RODESCH

Vice-President, Institutional Affairs

I	JEAN-PIERRE SAVINA

Vice-President, Industrial Operations

J	FRANCISCO DE LA VEGA

Vice-President, Corporate Communication

DENIS FIÉVET

Vice-President, Financial Communication and Investors Relations, since 1st September 2006

BRUNO RAIN

Deputy Managing Director in charge of Human Resources since 1st September 2006

FRANCESCO TADDONIO

Vice-President, Wines since 1st September 2006

(3)	Until 1st September 2006. Since 1st September 2006, Bruno Rain holds the position of Deputy Managing Director in charge of Human Resources, replacing Yves Flaissier who has decided to retire.

Value creation

€14,5

billion

Market capitalisation at June 2006

SEEN IN THE PRESS

“A dose of growth acceleration, a volume of debt reduction, a dash of rising forecasts: the cocktail served up by Pernod Ricard on the publication of its annual sales figures for the period ended 30 June, was a real treat for the market.”

La Tribune – 28 July 2006

Shareholder value creation is a chief concern for Pernod Ricard. This commitment is reflected in the growth in the share price and the dividend. Pernod Ricard’s share price increased over 39 fold between 1975 and 2006 (average adjusted share price in 1975: €3.94 – closing share price on 30 June 2006: †155). During this same period, the average annual rate of growth of the net dividend amounted to nearly 12% while average inflation was 4.3%; the difference illustrates the increase in purchasing power for Pernod Ricard shareholders.

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Q&A WITH

FRANÇOIS DIGARD

Analyste chez Ixis Securities

What do you consider the main characteristics of the Group’s strategy?

Perhaps the main characteristic of the strategy in Wines & Spirits is consistency. Since the beginning of its internationalisation, Pernod Ricard has sought to take control of distribution of its products by buying up local brands and their networks over the last 30 years. The acquisition of 40% of Seagram’s assets in 2001, which increased volumes by 50%, gave this patient build-up a real worldwide dimension by providing the group with critical size in America and Asia and global brands.

On that very subject, how do you see the acquisition of Allied Domecq?

The existence of this network was the deciding factor in the acquisition of Allied Domecq. The volumes acquired (another 50% increase!) can be sold by the Pernod Ricard teams for a marginal additional cost. The resulting synergies (€270 million announced) made it possible to make an unbeatable offer for the British group while creating shareholder value. In a rare occurrence, the market reacted positively to this operation right from its announcement (12% increase in the share price in the month following the announcement of the offer), viewing the acquisition as totally consistent with the strategy and strongly accretive; as of June 2006, the increase in the share price had reached 37%.

What are the upcoming challenges and development prospects for Pernod Ricard?

Beyond the favourable financial impact, the acquisition of Allied Domecq is a major step for the group which now has brands in all categories.

Now that it has got past the period of “physical” integration, which could explain the erratic commercial performance in the second half of 2005/2006 (weak 3rd quarter but good 4th quarter), Pernod Ricard has to take up the challenge to grow by using all of its network’s resources. As debt has been reduced at an accelerated rate, selective acquisitions could still round out the portfolio but the share’s future development will primarily depend on the Group’s ability to simultaneously manage the growth of all its brands.

SHARE PERFORMANCE OVER THE YEAR

The Pernod Ricard share price continued to progress in 2005/2006, climbing 16.7% to close at €155 in the wake of the rise in the CAC 40 index. Marked by the integration of Allied Domecq, the year reflected the market’s doubts and hopes as it waited for the expected synergies and growth potential.

PERNOD RICARD: PROGRESS IN LINE WITH THE CAC 40 INDEX

[CHART APPEARS HERE]

After a remarkable performance in 2004/2005 when the share price largely outstripped the CAC 40, the Pernod Ricard share continued to progress in the 2005/2006 financial year, climbing 16.7% in line with the leading index of the Paris market.

Continued growth in Pernod Ricard’s historic brands, but above all the successful integration of Allied Domecq which was completed in accordance with the market’s expectations and with a quicker timeline than originally announced, account for this good performance.

This development reflects the confidence shown by shareholders in the quality of the strategic choices made by Pernod Ricard and the Group’s ability to deliver on the commitments made.

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Patrick Ricard meets the Group’s shareholders at the end of the Shareholders Meeting on 10 November 2005.

Pernod Ricard has 96,000 shareholders

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Shareholders Meeting, 10 November 2005.

1.34%

of the capital is held by Pernod Ricard employees

excluding Directors and Management

PERNOD RICARD

SHARE IDENTIFICATION

CODES

ISIN: FR0000120693

BLOOMBERG: RI FP

REUTERS: PERP.PA

PA DATASTREAM: F: RCD

THE ALLIED DOMECQ EFFECT IS CONFIRMED OVER TIME

From March 2005 (before rumours of an acquisition) to June 2006, Pernod Ricard’s share price rose 43.9%.

•	Growth curve of Pernod Ricard’s share price from March 2005 to June 2006 (closing price)

Period	3/05	4/05	5/05	6/05	7/05	8/05	9/05	10/05	11/05	12/05	1/06	2/06	3/06	4/06	5/06	6/06

Share price in € (closing price)	107.7	117.5	125.5	132	138.1	140.7	146.9	145.9	138.9	147.4	153	144.8	158.1	153.7	152.3	155

CHANGE IN NET DIVIDEND OVER THE LAST 5 FINANCIAL YEARS

Net remuneration of Group shareholders has increased by 14.5% a year on average over the last 5 years.

[CHART APPEARS HERE]

Due to its exceptional 18-month duration, two interim dividend payments and one dividend balance were paid in the 2004/2005 financial period.

An interim dividend of €1.12 per share was paid at the close of the financial year that began on 1 July 2005 and ended on 30 June 2006. The balance amounting to €1.40 per share will be distributed on 15 November 2006 subject to approval of the dividend by the Shareholders Meeting.

(1)

Figures restated taking into account the increase in share capital effective as from 13 December 2003 arising from the granting of one bonus share for each existing four shares, with the new shares being entitled to 2002 financial year dividends.

(2)	Pro forma 12-month period 2004/2005.
(3)	18-month financial period 2004/2005.
(4)	Subject to approval by the Shareholders Meeting of 7 November 2006.

OVERVIEW OF THE PERNOD RICARD SHARE

Pernod Ricard, created from the link-up of Pernod and Ricard, is listed on the Euronext Paris SA first Market (Premier Marché) of the Paris stock exchange, eligible for deferred settlement.

Pernod Ricard is a component of the CAC 40 index, accounting for 1.63% of this index’s value, which reflects its ranking as 23rd in terms of market capitalisation (situation at 30 June 2006). The share is also eligible for an Employees Savings Plan and the Deferred Settlement Service (SRD). As from 1 July 2005, the Pernod Ricard financial year begins on 1 July and closes on 30 June.

18-month share price performance

	Trading volume (thousands)	Trading value (€ millions)	Aver. Price (in €)	High (in €)	Low (in €)	Closing price (in €)

Jan. 05	7,330	809	110.36	114.80	106.20	108.60
Feb. 05	7,475	809	108.27	111.60	104.00	108.00
March 05	6,677	732	109.63	112.90	107.60	107.70
Apr. 05	19,358	2,269	117.20	125.90	103.50	117.50
May 05	5,932	719	121.29	126.40	117.10	125.50
June 05	11,980	1,582	132.09	140.00	124.70	132.00
July 05	16,702	2,227	133.35	139.70	128.80	138.10
Aug. 05	9,609	1,342	139.66	144.50	135.30	140.70
Sept. 05	11,154	1,633	146.40	150.90	140.10	146.90
Oct. 05	6,245	898	143.80	147.70	140.30	145.90
Nov. 05	12,546	1,760	140.30	146.40	136.10	138.90
Dec. 05	7,185	1,038	144.42	147.90	137.50	147.40
Jan. 06	7,699	1,160	150.71	156.50	146.80	153.00
Feb. 06	11,090	1,636	147.54	157.80	140.30	144.80
March 06	10,730	1,625	151.40	160.90	142.30	158.10
Apr. 06	5,509	857	155.62	159.40	151.00	153.70
May 06	8,389	1,278	152.30	155.90	147.20	152.30
June 06	8,997	1,357	150.85	157.10	144.90	155.00

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2.4 million 9-litre cases

Volume sold in 2005/2006 (12 months)

Promoting

dialogue with the shareholders

Pernod Ricard is committed to informing its shareholders in a direct and transparent manner. It therefore makes available to them a great variety of documents and constantly updated information on its Internet site. It also organises meetings and discussions throughout the year. These occasions were amplified in 2005/2006 with the creation of the “Club Premium”, the new club for Pernod Ricard shareholders.

10,000

shareholders members of the Club Prenium on 30 june 2006

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Q&A WITH

FRANCISCO

DE LA VEGA

Vice-President, Corporate

Communication at Pernod Ricard

Why was a shareholders’ club created?

Pernod Ricard maintains a privileged relationship with its shareholders based on mutual trust. Their loyalty is a source of strength for our Group which knows it can rely on their support in all phases of its development. In order to further strengthen this bond, the Group decided at the beginning of 2006 to create the “Club Premium”, which is open to shareholders holding more than 10 shares. Membership allows a shareholder to take advantage of exclusive offers and services. We wanted this club to serve as an additional illustration of the high-quality relationship between shareholders and the Group. This is why we have chosen to use the term “Premium” which is a symbol of quality and prestige and which also serves to describe our leading brands.

Why is access limited to shareholders with more than 10 shares?

Pernod Ricard already offers all of its shareholders certain benefits: special year-end offers for products and a subscription to Entreprendre, our half-yearly magazine. In order to distinguish the offers reserved for members of the Club, we felt it was necessary to introduce an access threshold. However, we first carried out a study of our shareholders so as to avoid making this threshold appear elitist, which would have gone against the Group’s culture. It turned out that more than 85% of the shareholders hold more than 10 shares - they are therefore a very large majority.

How would you assess the beginnings of the “Club Premium”?

Very positively, since after barely eight months, we already have more than 10,000 members. This enthusiasm reflects the shareholders’ strong commitment to the Group. We are now looking to offer them events that are likely to further increase their interest in the life of the Group. Many of them have thus had the chance to discover the newly opened Musée du Quai Branly as privileged guests, or to celebrate the 40th anniversary of the Paul Ricard Oceanographical Institute on the île des Embiez.

P R O F I L E

After joining the Group in 1987, Francisco de la Vega has been, successively, Alcohol Marketing Manager, Group Vice-President, Marketing, Chairman & CEO of Pernod Ricard Canada and Pernod Ricard Argentina until 2003.

REAL-TIME INFORMATION

VARIOUS INFORMATION TOOLS AVAILABLE TO THE SHAREHOLDER

•	Entreprendre: a magazine specifically dedicated to shareholders

Since 1983, Pernod Ricard has published an information magazine for its shareholders aimed at presenting the Group’s current news. Published twice a year in English, French and Spanish, Entreprendre offers its readers well-documented and carefully-presented information designed to share with them the culture, activities and strategy of the Group and its brands. Shareholders receive the magazine directly and any shareholder can request it by contacting Pernod Ricard Shareholder Services.

•	Internet: up-to-date and interactive information

The Pernod Ricard web site (http://www.pernod-ricard.com) is updated on a daily basis and offers privileged access to all company information. With its Shareholders page and now a section exclusively reserved for members of the “Club Premium”, the Group’s institutional portal enables users to follow the share price in real time and to watch, on a live or recorded basis, the proceedings of the Shareholders Meeting and all key financial communication events such as the presentation of the interim and financial year results.

Users can access all press releases and press kits online, as well as all documents provided at press conferences and analyst meetings. In addition, the Group’s publications can be downloaded: the annual reports since 1999, Entreprendre magazine and the Sustainable Development Charter.

In 2004, Pernod Ricard website was voted best corporate internet site in terms of content by a panel of 6,000 shareholders using Internet selected by Boursorama, a leading free portal to the French stock market, and ranked 7th best overall out of 116 sites reviewed. In May 2005, the web site also won the Top Com Bronze award granted by communication specialists.

•	Premium Newsletter

Club members receive this new quarterly publication launched in March 2006 which enables shareholders to follow the Group’s stock market, financial and commercial news. It takes a closer look at the main results, offers information on key brands, an overview of the Pernod Ricard share as well as a calendar of upcoming events.

•	The Pernod Ricard Shareholders’ Guide

Pernod Ricard has developed a specific guide for shareholders, which explains in user-friendly terms everything related to the Group, share and shareholders, including initiatives for shareholders.

The Premium newsletter: published quarterly to provide shareholder news to members of the new “Club Premium”.

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The issue of the Entreprendre magazine specially focusing on Sustainable Development, published on March 2006.

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THE “CLUB PREMIUM”,

HOW DOES IT WORK?

•	ACCESS: Any shareholder holding at least 10 registered or bearer shares may become a member of the Club.
•

MEMBERSHIP: Membership is free of charge and shareholders can register for membership on-line via the Internet site www.pernod-ricard.com/fr/clubpremium Membership entitles the shareholder to a personal membership card.

•

BENEFITS: Membership gives the shareholder detailed information on the life of the Group as well as providing exclusive offers and services related to its activities, particularly its products, its actions related to artistic sponsorship and environmental protection.

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AWARD-WINNING FINANCIAL COMMUNICATION

TOP COM SILVER AWARD FOR THE 2004/2005 ANNUAL REPORT

The Top Com jury - a leading French congress presenting awards in corporate communication - granted Pernod Ricard the Top Com Silver Award in the category of “Annual reports of listed companies”.

PERNOD RICARD, BEST CAC 40 COMPANY IN TERMS OF FINANCIAL INFORMATION ACCORDING TO A NOVAMÉTRIE STUDY IN FRANCE

45 French journalists representing all economic and financial information media were asked their opinion of the CAC 40 companies’ financial communication. Pernod Ricard came out top. Moreover, Pernod Ricard’s press department was ranked first.

Among the strong points mentioned: professionalism, trust built up with journalists, responsiveness, regularity, transparency and reliability of the information provided.

VARIED OPPORTUNITIES FOR SHAREHOLDERS TO MEET

•	The Shareholders Meeting

On 10 November 2005, nearly 1,400 shareholders took part in the General Meeting that was held at the Carrousel du Louvre, a prestigious site in the heart of Paris. It was an important opportunity for discussion with the Group’s management whose strategy was warmly applauded.

•	“Club Premium” events

The “Club Premium” offers novel opportunities for meeting and sharing experiences: a private visit to the new Musée du Quai Branly in July 2006, just a few days after its opening, and the discovery of the Group’s historic island, the Île des Embiez at the 40th anniversary of the Paul Ricard Oceanographic Institute, provided shareholders with opportunities to meet those responsible for the Group’s operations.

A RAPID RESPONSE TO SHAREHOLDER QUERIES

Shareholders may submit a query directly by sending an email to actionnaires@pernod-ricard.com. The Shareholder Service does its utmost to respond to shareholder queries in the shortest time possible.

Queries may also be submitted by dialling + 33(0)1 41 00 41 00 for calls from outside France and 0 800 880 953 (toll free) for calls from within France.

In addition, the Group has set up an information service reserved for members of the “Club Premium”. A toll free number for calls from within France as well as a special electronic messaging service are now up and running.

Toll free telephone number for calls from within France: 0 800 10 10 3000 Email: clubpremium@pernod-ricard.com

REGISTERED SHAREHOLDERS

Pernod Ricard has devised a buy/sell procedure for registered shareholders in collaboration with Société Générale, the Company’s transfer agent. Registered shareholders can trade in Pernod Ricard shares by calling Société Générale from outside of France on +33(0)2 51 85 50 00 or from within France toll free on 0 800 119 757.

Pernod Ricard’s shareholders have various occasions to meet: Annual Shareholders Meeting or, “Club Premium” events.

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Q&A WITH

FRANCIS WILLIEME

A Pernod Ricard individual shareholder

Why did you decide to become a shareholder of Pernod Ricard?

I am a long-time Group shareholder. In fact, I was already a shareholder of Ricard even before the link-up of the two companies and I thus became a shareholder of Pernod Ricard in 1975. There were several reasons for this choice: no doubt, Paul Ricard’s personality, the strong family values associated with the company and the Group’s steady performance.

Do you think that the shareholder receives satisfactory gratification and recognition, both in financial and human terms?

On the financial level, it is difficult not to be satisfied: I’ve increased the value of my capital very significantly, without ever being “disappointed” by the Group. Even when the CAC 40 was fluctuating enormously, the Pernod Ricard share held up well and was respectably consistent, while rising over the long term. I sincerely admire this group, which has been able to work its way up to an international scale, by taking measured and well-thought out risks, without ever failing in any of its acquisitions. Allied Domecq is the most recent illustration of this policy. The increase in financial value offered by the Group is combined with an entirely sincere consideration, close relationship and respect for the individual shareholder: I enjoy attending Shareholders Meetings because I really have the feeling of being part of the life of the Group and of being consulted about its development.

More specifically, are the tools that Pernod Ricard has created to keep its shareholders informed effective?

Yes, because we believe in them. We have the feeling that what we are told through the various forms of corporate communication – the annual report, Entreprendre, the Premium Newsletter – reflects the truth. The treatment of the information provided, while being specific to Pernod Ricard, also offers interesting perspectives on various subjects. All this means that we have the feeling that it’s a company that strives to stay close to its shareholders at all times.

PARTICIPATING AND VOTING AT SHAREHOLDERS MEETINGS

All Pernod Ricard shareholders may vote at Shareholders Meetings convened by the Board of Directors, regardless of the number of shares they hold. Pernod Ricard informs its shareholders of meetings through notices published in a French official publication, the Bulletin des Annonces Légales Obligatoires (BALO), in a major daily newspaper authorised to publish legal notices and in the national business and financial press.

Shareholders registered at least five days before the date of Shareholders Meetings may attend, be represented at them or vote by mail without the requirement to complete any special formality.

Bearer shareholders wishing to be represented or to vote by mail must block their shares five business days prior to the date of Shareholders Meetings with Pernod Ricard, or a designated financial institution.

Mail-in votes are taken into account only if the forms are received by Société Générale or Pernod Ricard at least three days before the Meetings. Mail voting forms can be obtained from Pernod Ricard.

Admission passes to Shareholders Meetings are available to all shareholders upon request to Pernod Ricard or a designated financial institution, subject, for bearer shareholders, to the presentation of a certificate showing that the shares have been blocked.

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1,400

shareholders present at the shareholders meeting in 2005

SHAREHOLDERS’ AGENDA

2006/2007 1st quarter sales:

26 October 2006

Combined Shareholders Meeting:

7 November 2006

2006/2007 2nd quarter sales:

25 January 2007

2006/2007 interim financial results:

8 March 2007

2006/2007 3rd quarter sales:

4 May 2007

Fostering employee loyalty

5,000

employees

from Allied Domecq have joined Pernod Ricard

The financial year 2005/2006 witnessed an increase of 43% in the Group’s workforce, with the number of employees increasing from 12,300 to 17,600 due to the effect of the Allied Domecq acquisition. This exceptional growth made it possible to strengthen the Group’s position where it was most needed, in North America, Oceania and Asia, leading to a substantial increase in its international presence. Whereas thirty years ago, at the time of the merger of the founding companies, nearly 100% of Pernod Ricard’s workforce was French, employees based in France today only represent 17% of total headcount.

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Q&A WITH

YVES FLAISSIER

Group Vice-President, Human Resources

From a human capital standpoint, what contribution has the Allied Domecq acquisition made to the Group?

The acquisition of Allied Domecq has not only enriched the Group through its brands and presence on international markets, but also through the quality and diversity of its Human Resources. We have thus integrated more than 5,000 new employees into Pernod Ricard.

How was the integration process carried out?

This process had been carefully prepared for by drawing on our experience of integrating Seagram. We were able to conduct this process even more quickly than expected, due in particular to the Group’s decentralised structure and effective coordination. We were able to foster the loyalty of key employees and those giving us a foothold in new markets, while strictly complying with all existing agreements.

How do you currently assess the results of the Allied Domecq integration?

A year after they became part of their new Group, we are proud to note that our principles of organisation and our Pernod Ricard ethics have been adopted by the employees who have joined us. Our family has recently grown enormously but with a joint passion and shared values.

PROFILE

Yves Flaissier joined the Group in 1982 where he held the positions of Vice-president, Sales, Managing Director and then Chairman and Chief Executive Officer of SIAS France. In October 1999, he became the Managing Director of SIAS MPA. In January 2001, he was appointed as Chairman and Chief Executive Officer of Agros and Wyborowa. In 2004, he was appointed as Vice-president, Human Resources for the Group. He announced his decision to retire as from 1 September 2006.

THE INTEGRATION OF ALLIED DOMECQ

The integration of Allied Domecq world-wide effectively began as early as 27 July 2005, i.e. the day after finalising the acquisition. That day, each of Allied Domecq’s 11,921 employees received an integration kit, containing several information documents: annual report, organisation chart and in particular the “Human Resources integration principles”. As the entire integration process had been carefully prepared for in advance, the Human Resources network was ready to welcome the new staff.

Even though all the Allied Domecq employees would not be joining Pernod Ricard, they all received the same information, with a tentative timetable, enabling them to assess their own situation immediately. There were three different categories of employees:

1.	Those who would be joining Pernod Ricard,
2.	Those who would be joining Fortune Brands,
3.	And finally, those who were clearly identified as belonging to non-strategic business lines, that were intended to be sold, like QSR in the United States.

As a result, approximately 3,000 employees immediately joined Fortune Brands, in line with the Allied Domecq asset sharing agreements and 1,000 others became aware of the fact that discussions were already under way for the purpose of selling the QSR business which they worked for.

Out of the 8,000 remaining employees, it was then necessary to identify those who would be definitively joining Pernod Ricard. The Human Resources department had set up a system to deal in priority with employees in the main key positions who quickly received a specific, attractive offer in order to retain them, at least for the crucial integration phase. In addition, most employees were given individual interviews, and a quick decision was then made, cutting short the period of uncertainty.

These discussions went smoothly, thanks to the commitments made by the Group and sent to each employee (see insert).

The process of downsizing the workforce transferred to Pernod Ricard, in order to bring the staff into line with the Group’s actual needs, took place quite naturally. With the exception of production staff whose numbers remained stable during the integration period, the sales and marketing departments and all support services were reorganised.

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THE JOINT UNDERTAKINGS MADE BY PERNOD RICARD AND FORTUNE BRANDS:

Pernod Ricard and Fortune Brands:

1.	Wish to do all they can to make the transition to their new companies as easy as possible for employees.
2.	Will ensure that each and every Allied Domecq employee receives fair treatment.
3.	Will respect each case and handle it with dignity.
4.	Will inform Allied Domecq employees in a transparent manner.
5.	Will hold discussions with the employees and their representative organisations.
6.	Will abide by the law and take into account specific local circumstances.
7.	Will provide job assistance measures to give special attention to employees who are being made redundant.

Testimonials

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GREECE

JUAN-MIGUEL CASELLAS

Chief Financial Officer of Pernod Ricard Hellas, and former Chief Financial Officer of ADSW Portugal

We all know that a merger is an unsettling experience, and in some cases even traumatic for those involved depending on personal circumstances and the market situation. The main accomplishment of Pernod Ricard was to shorten this unsettling experience by going as fast as possible. It was achieved thanks to the Group’s decentralised structure and the entrepreneurship that it encourages in all of its structures. The head office had sent the rules to follow, but each organisation went about the integration process within its own country.

What really impressed me at Pernod Ricard were the very strong mutual bonds between each employee and the company. This leads to employee loyalty that may be seen as surprising by someone from an environment in the USA or UK. However, as it generates a climate of trust, it makes it possible to accelerate the integration process. The most remarkable thing about Pernod Ricard and its employees is the way it lives its values on a day-to-day basis, despite the incredible growth it has experienced.

In my finance position, the big change is that, at Allied Domecq, what counted were the results for the next six months. At Pernod Ricard, on the other hand, without neglecting the short term, the strategy is always to strive for long-term profitability. It is great to be able to care about the future of our brands again!

Testimonials

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AMERICAS

JOANNE KLETECKA

Marketing Manager for Stolichnaya at Pernod Ricard USA

One of the salient points of this integration process was that it was the people from Pernod Ricard themselves who welcomed us onboard and not external consultants. This is more natural and more sincere! The employees of Allied Domecq received such a warm welcome that they felt at home straightaway. I really had the feeling that I was joining a new family.

In actual fact, I did not know much about Pernod Ricard USA prior to our integration. However, I immediately saw that we shared the same values. The people at Pernod Ricard are very pragmatic, open to new ideas, sharing best practices to implement the best approaches in the way of working.

My best experience was the annual Sales and Marketing meeting in Les Embiez. I realised how large and truly international the Group is. I must say that I was very impressed. It gave me a completely different view of the Group.

Synergies led to the closing of structures performing headquarters functions, in particular in Singapore, Westport, USA and above all Bristol in the UK (involving 359 people). These operations were made a lot easier by the favourable employment situation on the markets concerned. We should also stress that some employees were not happy at the prospect of holding positions where mobility would be required. Employees who did not accept this requirement, which is essential in a major international group, preferred in some cases to terminate their employment, particularly when their local markets were buoyant.

Most employee departures took place between September 2005 and the end of January 2006, offering an opportunity to rethink organisation and optimise job competencies. As Pernod Ricard had stopped hiring new staff in April 2005 when it announced its takeover bid, it was easier to find new jobs for the employees within the Group and, by the end of the six-month period originally announced, integration had globally been achieved.

As soon as the acquisition had been completed, induction seminars were organised, more specifically targeting managers, to enable them to understand Group organisation and Group values and ambitions and share these insights with their team members. Thus, the effectiveness of the integration process has now enabled the 5,000 new staff members to be fully-fledged Pernod Ricard employees.

CAREER DEVELOPMENT AND INTERNAL MOBILITY

INTERNAL PROMOTION

Career development for the Group’s executives is based on three basic principles:

1.	Any vacant position is offered first to the Group’s executives. This is a key means of giving priority to internal promotion.
2.	All positions that become vacant are initially reported to the Human Resources department of each subsidiary which can then submit applications from executives in their own company.
3.	The final choice is based on a medium- and long-term vision of executive career development.

PACIFIC

MICHELLE GORDON

Pernod Ricard New Zealand Customer Relations Manager

In New Zealand, the integration process took longer than in other countries as, in its agreements to acquire Allied Domecq, Pernod Ricard granted Diageo an option to purchase Montana. We only learnt that we were joining Pernod Ricard at the end of October 2005. Everyone was relieved. The Group preserved our integrity, made Montana one of its 15 key global brands and, what’s more, by asking us to distribute spirits, it provided us with a significant complementary business activity.

Pernod Ricard is a truly global organisation, which works as a network, embracing feedback and interaction throughout the world. This was demonstrated to us at the Pernod Ricard Pacific management conference, which was attended by both Patrick Ricard and Pierre Pringuet. Everyone had the opportunity to meet and talk with them and we were able to see how interested they were in our company. We felt that the entire Group organisation was mobilising to welcome us to the Group and help us to integrate. This was extremely reassuring after what had been a long period of uncertainty.

Testimonials

[GRAPHIC APPEARS HERE]

EXTERNAL HIRES

The Group also regularly hires new staff. In such cases, it targets executives who demonstrate an international perspective, mobility and professional skills but also adhere to Pernod Ricard’s values and culture; this makes it possible to incorporate them into the “PDR” process for career development once they have joined the Group.

THE “PDR”

(POTENTIAL DEVELOPMENT REVIEW)

•	Objective of the PDR:

The objective of the “PDR” is to provide a succession plan for each position of Chairman and Chief Executive Officer, Managing Director and member of the Management Committees of each of the Group’s subsidiaries, by identifying executives who would be capable of holding these positions, immediately or in the future.

•	PDR process

The PDR process is based on reviews of executives carried out at all levels of the Group structure, up to the highest level of Pernod Ricard’s General Management for key General Management posts with subsidiaries and management positions for functional departments.

The purpose of the process is to identify high-potential employees, i.e. those who will be able to assume, in the short- or medium-term, key positions as Managing Directors or Experts in functional areas.

The process takes place in 4 stages:

•	identifying their professional and language skills;
•	evaluating their professional qualities on the basis of a set of standards common to all the Group’s subsidiaries;
•	evaluating their potential for development and mobility;
•	defining an individual development plan aimed at enhancing all their skills.

As a logical follow-on measure, a review of the Group’s key positions is made to determine potential successors.

The Managing Director of each subsidiary thus proposes one or two possible successors for each of the current members of the subsidiary’s Management Committee.

[GRAPHIC APPEARS HERE]

At the top: Reynald Person, the Remueur (a skilled tradesman in the Champagne industry who twists and adjusts Champagne bottles regularly during the maturing process).

At the bottom: Margareth Guillaume, Product packager.

The PDR process.

[GRAPHIC APPEARS HERE]

[GRAPHIC APPEARS HERE]

RECRUITMENT COMMUNICATION

In 2005/2006, Pernod Ricard launched a recruitment communication campaign aimed at graduates of universities and the leading business schools, in the fields of sales, marketing and finance. Its objective is to identify the managers of tomorrow, who are capable of supporting and above all enhancing Group expansion.

“What will you do with your talents?” is a slogan used in several languages to attract high-potential young managers. The originality of our approach is that it has the Group’s young talents speak out to describe Pernod Ricard, how it functions, its values, and the possibilities for mobility and development it offers. There are 14 such ambassadors who then go on to act as mentors for new hires in their respective countries.

Testimonials

[GRAPHIC APPEARS HERE]

CHINA

ALEX ZHU

Marketing Director of Pernod Ricard China

In China, integrating new employees is an ongoing process, as our market is fast growing. Over a two-year period, Pernod Ricard China has increased in size from less than 200 employees to almost 400. My position puts me half-way between the Group’s Brand Owners and the five Chinese regional managers who are in charge of marketing. My duties offer me the opportunity to be a real entrepreneur. In China, the situation is ever-changing and this is therefore also a quality that we look for in our new recruits.

In this country, we constantly have to rethink, to be continually attentive to market and consumer needs and to be willing to breakthrough, because some ideas which could have been right one year ago may not be right any more. Naturally, we have the Group’s strategy to guide us but if we were not so largely independent in our implementation, we would not witness such development.

145

employees have moved

between Group subsidiaries from January 2005 to June 2006

MOVEMENTS WITHIN THE GROUP

Movements inside the group, which are a sign of career development for executives and internal mobility, enable employees to move from one company to another within the Group, without any limitations of geographical constraints or functional areas.

Thus, in 2005/2006, over the last 18 months, 145 employees have moved between companies, with 70 moves over the whole of 2005 and 75 new moves in the first half of 2006. Ten or so Allied Domecq executives were offered the possibility, as soon as they joined the Group, of working for a Group subsidiary in a completely different country from the one where they previously performed their activities.

DEVELOPMENT OF INTERNATIONAL MOBILITY

In response to demand and to facilitate mobility, the Group has developed a new status alongside that of expatriate, which is exclusively reserved for employees who are members of our subsidiaries’ Management Committees.

The principle underlying this mobility is the employee’s willingness to take up a position offered by a foreign subsidiary. The employee therefore accepts a position and remuneration in line with market practices in the host country. The Human Resources departments of the country of origin and the host country then study together the best social coverage available to the employee (in terms of health insurance, pension schemes, benefit funds, etc.). The individual concerned is therefore a local employee like the country’s native employees, but is also given special attention by the Human Resources department and enjoys certain advantages: an annual trip home, an installation allowance, payment of moving costs, etc.

INDUCTION SEMINARS

This year, 4 induction seminars have been arranged for a hundred staff members, including two special sessions for 43 senior executives and managers of Allied Domecq.

With their visits to various Group sites, these seminars are extremely effective at rapidly transmitting Pernod Ricard’s culture and demonstrating how the Group functions as well as the respective roles played by the Holding Company, Regions, Brand Owners and distribution companies.

The 7-day programme includes a visit to Chivas Brothers in Scotland, Irish Distillers in Dublin and various companies in France: Ricard in Marseille, Pernod in Créteil, Martell in Cognac and Mumm Perrier-Jouët in Reims/Epernay. Visits are also made to the head office of Pernod Ricard SA and the headquarters of the Pernod Ricard Europe region, in Paris.

[GRAPHIC APPEARS HERE]

On the left-hand side: Laura Robert, Tourist guide – Visitors service in Reims.

On the right-hand side: Magalie Marechal, Assistant cellar master and environmental manager at Mumm.

THE PERNOD RICARD PROFESSIONAL TRAINING CENTRE

The Pernod Ricard Professional Training Centre (CRPR) at the château de La Voisine, in the Rambouillet forest near Paris, is at the disposal of the Group’s subsidiaries. The purpose of this training centre is to develop the skills of executives in their respective businesses, and the training sessions provided are adapted to the specific requirements of the Wines & Spirits industry. Around 350 staff members followed these programmes during the past financial year.

Every year, each subsidiary can therefore register the employees they choose for one of the 33 sessions taking place in English, French or Spanish.

PERFORMANCE RECOGNITION

A MOTIVATING REMUNERATION POLICY

The remuneration policy introduced in the Group aims to attract, retain and reward talented employees. Surveys are carried out on a regular basis to ensure that the remuneration continues to maintain market competitiveness.

A bonus scheme is available for executives who are members of the Management Committees, with bonuses calculated on the basis of the achievement of both quantitative and qualitative objectives.

VARIABLE REMUNERATION

Since its creation, the Group has always encouraged its subsidiaries to promote variable, performance-based remuneration schemes. In France for example, employees receive part of their remuneration through profit-sharing schemes, based on each subsidiary’s results. In 2005/2006, 29% of the Group’s employees throughout the world received a share of profits.

EMPLOYEE SHAREHOLDERS

Pernod Ricard encourages employee shareholders in order to foster a sense of belonging to the Group.

Furthermore, in order to retain employees, or to reward outstanding achievements, the Group has a stock option distribution programme created over ten years ago which is offered to around 3% of the Group’s workforce every year.

[GRAPHIC APPEARS HERE]

THE PERNOD RICARD CHARTER

Every new Group employee is given the Pernod Ricard Charter in his or her native language, which includes among other things, a CODE OF PROFESSIONAL ETHICS which sets out the rules that must be strictly adhered to:

•	Abide by the law;
•	Act openly and transparently and be trustworthy;
•	Behave respectfully towards shareholders, customers, consumers, public authorities, suppliers, competitors and colleagues;
•	Guarantee quality and safety;
•	Respect the environment;
•	Put the Group’s interest ahead of personal interests in the performance of employment duties;
•	Offer equal opportunities and look for possibilities of professional development for all employees;
•	Comply with commitments made by professional organisations dealing with the social aspects of alcohol, and in particular personal alcohol consumption.

Testimonials

[GRAPHIC APPEARS HERE]

UK

PAUL SCANLON

Regional Commercial Director Americas, Chivas Brothers

Do you need any proof that Pernod Ricard is now a truly international and multicultural company? Well, in the Chivas marketing and sales team, we have 15 different nationalities coming from all parts of the world.

We tend not to impose our central brand strategies on markets without first consulting our colleagues from different countries to assess the cultural relevance of a new marketing concept. With the experience that we had ourselves acquired from the integration of Seagram, it was easy for us to understand our colleagues at Allied Domecq and to reassure them as to how Pernod Ricard functions.

17,602

employees

at 30 June 2006

83%

of the Group’s workforce

are based outside France

Claudia Sargaco, Finance Controller, Pernod Ricard Portugal.

[GRAPHIC APPEARS HERE]

Patrick Matthieu, production line leader.

[GRAPHIC APPEARS HERE]

GROUP EMPLOYMENT DATA

WORKFORCE

Change in the number of employees worldwide since 1984

[CHART APPEARS HERE]

From 1st July 2005 to 30 June 2006, due in particular to the integration of Allied Domecq, Pernod Ricard’s workforce grew by 43%, from 12,304 to 17,602 employees.

Breakdown of workforce worldwide

[CHART APPEARS HERE]

Today, 83% of the Group’s workforce are based outside France and 34% are based in Europe (excluding France). The integration of Allied Domecq has notably allowed to strengthen the Group’s positions in North America, Oceania, Asia but also in Europe.

Employees by region	France	Europe (excl. Fr.)	North America	South America	Asia	Pacific	Total

Jan. 03 – Dec. 03	3,081	4,521	1,318	1,199	1,007	1,128	12,254
July 04 – June 05	2,695	4,647	1,271	1,341	1,147	1,203	12,304
July 05 – June 06	2,928	6,212	2,966	1,601	1,511	2,384	17,602

BREAKDOWN OF THE WORKFORCE

The average age of Pernod Ricard Group employees is 40 years and 4 months:

•	40 years and 11 months for men,
•	38 years and 8 months for women.

The average length of service is 10 years and 7 months:

•	11 years and 4 months for men,
•	9 years and 11 months for women.

Average age by region at 30 june 2006

[CHART APPEARS HERE]

Average length of service by region at 30 June 2006

[CHART APPEARS HERE]

BREAKDOWN OF EMPLOYEES BY TYPE OF EMPLOYMENT CONTRACT

At 30 June 2006, the Group’s staff consisted of 16,258 employees with permanent contracts and 1,344 with fixed-term contracts.

	Permanent contracts	Fixed-term contracts	% Fixed-term contracts/Total

Jan. 03 – Dec. 03	11,555	699	6.0%
July 04 – June 05	11,354	950	7.7%
July 05 – June 06	16,258	1,344	7.6%

	France	Europe (excl. Fr.)	North America	South America	Asia	Pacific	Total

Permanent contracts	2,810	5,954	2,858	1,461	1,492	1,683	16,258
Fixed-term contracts	118	258	108	140	19	701	1,344

Total	2,928	6,212	2,966	1,601	1,511	2,384	17,602

Moderate use continues to be made of fixed-term contracts in the various regions except for the Pacific (Australia and New Zealand).

This region accounts for half of the Group’s fixed-term contracts due to the big demand for seasonal labour in the wine-growing sector.

Breakdown of workforce by employment category

[CHART APPEARS HERE]

40 years & 4 months

average age

of Pernod Ricard employees

Breakdown of workforce by type of employment contract

[CHART APPEARS HERE]

Breakdown of workforce by sector

[CHART APPEARS HERE]

Additions to permanent contractors

[CHART APPEARS HERE]

Employee departures

[CHART APPEARS HERE]

TEMPORARY EMPLOYMENT CONTRACTS

•	9,858 contracts were signed including 6,034 for France.
•	They represent 5.8% of the average workforce as against 5.3% last year.
•	An average of 24 days are worked per temporary worker.

BREAKDOWN OF WORKFORCE BY SECTOR OF ACTIVITY

Pernod Ricard has 4 main sectors of activity:

•	Production
•	Distribution/Logistics
•	Sales
•	Head office and holding company

The number of Production employees has increased significantly this year, with the percentage represented by these employees increasing from 34.2% to 40.3% of the total workforce. This is due to the former Allied Domecq business units

DISABLED EMPLOYEES

All the Group companies do not systematically count the number of disabled employees on their staff. In some countries, no distinction is made in this regard and the mere fact of creating a category of “disabled employees” would be seen as a type of discrimination.

In France, Group companies employed 94 disabled workers.

MOVEMENTS IN PERSONNEL

With the Allied Domecq acquisition, the number of employees joining or leaving the Group increased greatly over the past financial year.

Most of the additions to staff of employees under permanent contracts were due to the integration of Allied Domecq personnel. However, 23% were external hires.

In fact, over the financial year 2005/2006, 1,738 external hires were made, while around 5,000 employees joined the Group from Allied Domecq.

With regard to departures, the adjustments in the workforce required after the integration of Allied Domecq led to an increase in the number of redundancies and resignations. All redundancies took place in full compliance with the legislation in each of the countries concerned and in accordance with the provisions of the employment contracts of Allied Domecq employees.

Nonetheless, the 5.23% staff turnover rate in the Group remained similar to that for financial year 2004/2005 (4.89%).

	Turnover rate	Number of resignations	employees/ category

Production	2.91%	181	6,221
Office staff	7.04%	349	4,954
Foremen and supervisors	7.46%	323	4,328
Executives	3.49%	84	2,405

Total	5.23%	937	17,908

[GRAPHIC APPEARS HERE]

0.5 million 9-litre cases

Volume sold in 2005/2006 (12 months)

[GRAPHIC APPEARS HERE]

At the top: Philippe Lefl and, cellarman.

At the bottom: Danièle Bernard,

Accounts payable manager.

WORKING TIME

ORGANISATION OF WORKING TIME

Average working time (in hours) in 2005/2006

[CHART APPEARS HERE]

Average number of days worked in 2005/2006

[CHART APPEARS HERE]

OVERTIME

Overtime as a % of annual working time	12 months 30.06.2006	12 months 30.06.2005

France	0.5%	0.2%
Europe (excl. France)	1.5%	2.4%
Americas	6.9%	4.4%
Asia/Pacific	3.7%	2.8%

Group average	2.7%	2.4%

PART-TIME EMPLOYMENT

3.1% of Pernod Ricard’s employees work part-time. 72% of these part-time employees are women, 73% are production and distribution workers and office staff, 21% are foremen and supervisors and 6% are executives and managers. These 546 employees represent 386 full-time equivalents.

ABSENTEEISM

ABSENTEEISM BREAKDOWN (NUMBER OF DAYS)

	Illness	Maternity leave	Workplace accidents	Travel to work accidents	Other	Total number of days	Rate of absenteeism

France	20,411	3,590	1,608	424	2,063	28,096	4.81
Europe (excl. France)	50,308	17,945	1,428	5	1,026	70,712	4.77
Americas	14,400	4,524	2,094	14	871	21,903	1.98
Asia/Pacific	9,378	10,037	3,453	NC	1,121	23,989	2.54

Total/average	94,497	36,096	8,583	443	5,081	144,700	3.52

WORKPLACE ACCIDENTS

FREQUENCY RATE

	Frequency rate

	12 months 30.06.2006	12 months 30.06.2005	12 months 31.12.2003	Variation 2006/2005

France	13.8	20.4	22.1	-32%
Europe (excl. France)	6.9	2.9	7.6	138%*
Americas	8.8	9.2	16.6	-4%
Asia/Pacific	8.7	23.1	12.8	-62%

Total/average	10.3	12.1	13.6	-15%

Frequency rate of workplace accidents

[CHART APPEARS HERE]

(*)

A considerable drop in the frequency rate of workplace accidents can be observed despite the higher proportion of industrial and wine-growing activities resulting from the integration of Allied Domecq.

ACCIDENT GRAVITY RATE

	Accident gravity rate

	12 months 30.06.2006	12 months 30.06.2005	12 months 31.12.2003	Variation 2006/2005

France	0.35	0.57	0.76	-39%
Europe (excl. France)	0.15	0.07	0.24	114%
Americas	0.24	0.37	0.23	-35%
Asia/Pacific	0.46	0.53	0.48	-13%

Total/average	0.29	0.33	0.40	-12%

Gravity rate of workplace accidents

[CHART APPEARS HERE]

-15%

reduction in the frequency of workplace accidents

for the period from 1 July 2005 to 30 June 2006 vs 2004/2005

-12%

reduction in the gravity of workplace accidents

for the period from 1 July 2005 to 30 June 2006 vs 2004/2005

At the top: Susumu Omori, Finance Controller,

Pernod Ricard Japan.

At the bottom: Monique Painvain, Product packager.

[GRAPHIC APPEARS HERE]

41.5%

of the employees hired in 2005/2006

are women

Breakdown of workforce by gender

at 30 june 2006

[CHART APPEARS HERE]

Cathy Cellier, Personal Assistant,

European Affairs Division.

[GRAPHIC APPEARS HERE]

HEALTH AND SAFETY

Number of recipients of training in matter of Health and Safety

	12 months 30.06.2006	12 months 30.06.2005

France	488	349
Europe (excl. France)	956	656
North America	237	—
South America	457	349
Asia	—	78
Pacific	505	521

Group total	2,643	1,953

GENDER PARITY

BREAKDOWN BETWEEN MEN AND WOMEN

•	Women represent nearly one-third of Pernod Ricard’s workforce, i.e. a 0.8 point less than in 2004/2005. This can be accounted for by the impact of a less favourable breakdown at Allied Domecq.
•	41.5% of external hires in 2005/2006 were women.

CHANGE IN THE PROPORTION OF WOMEN IN THE GROUP

	Proportion			Women

	2005/2006	2004/2005	% variation	2005/2006	2004/2005

France	32.6%	32.7%	-0.1%	955	880
Europe (excl. France)	34.9%	36.2%	-3.5%	2,171	1,683
Americas	30.2%	29.1%	3.8%	1,378	759
Asia/Pacific	31.5%	33.4%	-5.6%	1,227	784

Total/average	32.6%	33.4%	-2.4%	5,731	4,106

PROPORTION OF WOMEN IN THE GROUP BY PROFESSIONAL CATEGORY

	2005/2006	% of women / category

Production and distribution workers	1,345	22%
Office staff	2,504	51%
Foremen and supervisors	1,356	30%
Executives and managers	526	23%

Total/average	5,731	32,6%

TRAINING

	Training costs (in thousand euros) 2005/2006	Costs per recipient (in euros) 2005/2006	Costs per employee (in euros) 2005/2006

France	2,715	1,369	923
Europe (excl. France)	5,818	2,001	899
Americas	5,261	1,431	1,145
Asia/Pacific	1,657	337	423

Total	15,451	1,145	862

In 2005/2006, 13,484 employees received training.

Over 15 million euros were invested for this purpose (+73%); this amount represents 2.26% of payroll.

The average cost as 1,145 euros per employee trained.

% of the training budget / payroll	2005/2006	2004/2005	Variation 2006/2005

France	2.09%	2.10%	-0.48%
Europe (excl. France)	2.25%	2.70%	-16.67%
Americas	2.85%	1.70%	67.65%
Asia/Pacific	1.51%	1.80%	-16.11%

Total	2.26%	2.19%	3.20%

INVESTMENT IN TRAINING

In thousand euros	Training costs 2005/2006	Training costs 2004/2005	Variation

France	2,715	2,419	12%
Europe (excl. France)	5,818	4,035	44%
Americas	5,261	1,203	337%
Asia/Pacific	1,657	1,263	31%

Total	15,451	8,920	73%

RECIPIENTS OF TRAINING

Number of recipients	Number of recipients 2005/2006	Number of recipients 2004/2005	Variation

France	1,983	1,687	18%
Europe (excl. France)	2,899	2,001	45%
Americas	3,677	2,070	78%
Asia/Pacific	4,925	2,886	71%

Total	13,484	8,644	56%

THE ANNUAL APPRAISAL

The purpose of the annual appraisal is to:

•	Carry out a joint performance review for the year and make an overall assessment;
•	Assess the achievement of specific objectives for the past year;
•	Make it possible to identify strong points and potential areas of improvement for the coming year;
•	Define and formally provide for the objectives to be met for the coming year.

This year, 58% of the Group’s workforce, all categories combined, received an annual appraisal.

+73%

in training costs

in 2005/2006

[GRAPHIC APPEARS HERE]

Nishant Jain,

Regional Sales Manager Pernod Ricard India.

Training time by category

[CHART APPEARS HERE]

[GRAPHIC APPEAR HERE]

European Works Council at Manzanares.

[GRAPHIC APPEAR HERE]

PAYROLL

TOTAL PAYROLL

The Group’s total payroll amounted to over 700 million euros on 30 June 2006.

In 2005/2006, variable remuneration paid in the form of salaries represented 7.6% of payroll, i.e. 50 million euros.

Payroll per region

[CHART APPEARS HERE]

PAYROLL CHARGES

The Group pays payroll charges in its subsidiaries amounting to the social charges provided for by law in the countries concerned or more. On a worldwide basis, the average charges payable by the employee amount to 16.04%, while the average payroll charges borne by the employer amount to 19.76%.

The average payroll charges in France are 21.12% for the employee and 44.69% for the employer.

PERNOD RICARD EUROPEAN WORKS COUNCIL

Half of Pernod Ricard’s employees now work in Europe. The Pernod Ricard European Committee (PREC) met at the end of 2005 at Pernod Ricard España in Manzanares, which made it possible to provide an update on the integration in progress and to present the Group’s prospects. Several former representatives of the Allied Domecq European Committee were invited to attend this meeting, to help to improve integration.

One of the topics discussed was also sustainable development, and in particular the social aspects.

Finally, in order to reflect the Group’s new size in Europe, it was decided to renew the composition of the European Committee before it is required. A new agreement was reached to this effect in 2006, leading to an increase in the number of delegates from 18 to 23. This new agreement will be implemented at the next European Works Council meeting.

[GRAPHIC APPEAR HERE]

2.6 million 9-litre cases

Volume sold in 2005/2006 (12 months pro forma)

Responsible

consumption & quality products

31%

of Worldwide Spirits growth between 1992 and 2005 resulted from new products (Source: IWSR)

Pernod Ricard attaches great importance to the quality of its products. To meet this objective, the Group is constantly innovating to improve its production methods. Innovation also aims at meeting consumer expectations by enabling existing brands to evolve and by creating new brands. Sensitive to its environment, Pernod Ricard also works to prevent risky consumption, particularly among young adults.

[GRAPHIC APPEARS HERE]

Q&A WITH

CLAUDE ALLÈGRE

Chairman of the Pernod Ricard Scientific Board

In your opinion, what is the role played by research in a company?

In the globalised modern world, where everything evolves so quickly, research and the resulting innovations – be they technological, sociological or economic - are essential to the company’s continuity. In tomorrow’s world, those that don’t evolve will disappear. The Wines & Spirits sector is no exception to the rule.

What form does research and innovation take at Pernod Ricard?

Research at Pernod Ricard covers a great variety of aspects: preservation of bottled beverages over time; taste; the quality of the raw materials and production processes; the mastery of yeasts used in fermentation; the fight against counterfeit products, a problem which is growing at an alarming rate.

What is the role of the Scientific Board in this context?

The topics for all of this essential research are determined through close interaction between the marketing department and the research department. The research may be outsourced or carried out internally within a research structure organised as a network. A scientific board composed of outside personalities plays a multi-faceted role in such a programme. It gives an opinion on research undertaken and the results achieved in relation to world research. It creates links between Pernod Ricard’s research and the outside world, for example to orientate and aid in the recruitment of excellence. This entire programme of research and innovation, which has now moved into an international context, should enable Pernod Ricard to achieve greater development than its competitors.

PROFILE

Professor at the French geophysical research institute IPGP (Institut de Physique du Globe de Paris) and former French Minister of Education.

OFFERING INNOVATIVE, HIGH-QUALITY PRODUCTS

INNOVATION SERVING THE MARKET

Following the integration of Allied Domecq and the consolidation of its brand portfolio, Pernod Ricard is adapting its organisation and methods of production and innovation to its new dimensions and ambitions.

Innovation is of major strategic importance. Putting innovation at the service of the market and consumers is an ongoing concern of the marketing and development teams, whether to launch new products or improve existing ones. Organoleptic characteristics (texture, taste, smell, and colour) and packaging are all opportunities for innovation.

As an example, just before the traditional summer holiday sales peak, Stolichnaya’s range was enriched by the addition of Stoli Blueberi. It was developed by closely involving bartenders in the choice of the concept and the final refinements. These professionals know consumers very well.

Olmeca Tézon, Super Premium tequila - 100% blue agave – is also innovating by introducing an exclusive production process: a wheel made of volcanic stone which crushes the agave to release the intensity of the juice and fibres. This mixture is fermented for 24 hours then distilled twice, filtered and put into oak barrels. The result is a tequila with extraordinary flavour, and a pronounced aroma and body.

Martell, for its part, pays tribute to the inventive and inspired spirit of its founder, in the design of its new XO: a new blend that favours the grapes from the two prestigious vineyards at the heart of the Cognac region - Grande Champagne and les Borderies – which best bring out the fineness and the elegance of the Martell style and have a greater ageing potential. This new XO is sold in a bottle that is also innovative, with an unusual, elegant design in the form of an arch, representing a subtle balance between tradition and modernity.

A final example: starting with a very rigorous selection of Chardonnay and Pinot Noir grapes, followed by fermentation in the bottle and a blend of several vintages, Jacob’s Creek Sparking Rosé has been elaborated to put Jacob’s Creek in the category of New World Premium Wines and meet the demand of a rapidly growing market for sparkling and rosé wines.

[GRAPHIC APPEARS HERE]

From top to bottom: the Olmeca Tezon range, the new Martell XO, Jacob’s Creek Sparling Rosé.

79

industrial sites

certified ISO 9001

on 30 June 2006

[GRAPHIC APPEARS HERE]

REORGANISATION OF RESEARCH & DEVELOPMENT

The integration of Allied Domecq’s brands has led Pernod Ricard to reorganise the Group’s Research & Development organisation and processes while respecting the principle of decentralisation which it values so highly.

The regional innovation support centres, located as close as possible to the marketing teams of the Brand Owners, have been bolstered to take into account the increase in the number of brands and the necessary skills levels.

A network organisation has been set up to foster synergies among the regional research centres and the Central Laboratory, allowing for the exchange of know-how, the sharing of resources and common research projects.

Two types of networks have been created: activity networks and expert networks.

The Research Centre (PRRC) located in France, has seen its role as the Group’s scientific referent reinforced:

•	it ensures conformity and quality of the strategic brands;
•	it maintains a high level of scientific expertise, in cross-disciplinary fields, of strategic importance for the brands’ development;
•	Finally, it coordinates and leads the organisation of the Research and Development networks.

In conjunction with this reorganisation of Research & Development, the central Research Centre has been attached to the Group’s Marketing Division in order to bring innovation strategy into line with market needs.

PRODUCT QUALITY CONTROL

Pernod Ricard’s number one commitment, as set forth in its global Sustainable Development Charter, is to “offer products of the highest quality to consumers”.

At each production site, this commitment translates into:

•

the development of a quality assurance system that meets the requirements of the ISO 9001 international standard. As at 30 June 2006, 79 out of the Group’s 101 industrial sites were certified in accordance with this standard;

•	the assurance of food safety through the use of systematic control plans, developed in accordance with the HACCP method (Hazard Analysis Critical Control Points).

The Group’s Quality, Safety, Environment Department supports this continuous quest for improvement by:

•	creating in 2006 two new best practice guides concerned with contamination risk management and risk analysis methodology;
•

defining common objectives at an annual conference. In this way the Group supports the development of the new ISO 22000 international standard. The first certifications are expected during the next financial year;

•

an annual audit of the presentation of its products in shops. Integrating the new strategic brands (Malibu, Kahlúa, Ballantine’s, Mumm, Stolichnaya, etc.), this year’s audit covers 200 shops located in Europe and the United States and offers a comparison of Pernod Ricard’s products with the main rival products;

•	setting up a process for bringing consumer complaints received by the distribution subsidiaries straight to the attention of the Brand Owner subsidiaries to ensure they are handled quickly.

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2.3 million 9-litre cases

Volume sold in 2005/2006 (12 months pro forma)

Promoting responsible consumption

300,000

breathalyser tests dispensed to French consumers each year

Among the general public and its employees, Pernod Ricard encourages responsible consumption that favours conviviality and discourages abuse and inappropriate consumption.

Concerned about the proper use of its products, the Group backs public health policies around the world to prevent risky consumption. For Pernod Ricard, responsible consumption begins with responsible communication.

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Q&A WITH

MARIO RUBIO

Mario Rubio has been a bar manager and bartender for ten years in Catalonia (Spain). He works for the Catalan chain Spit chupitos. He has attended the “You serve, you decide” training sessions of the Fundación Alcohol y Sociedad (Spanish Alcohol and Society Foundation) to which Pernod Ricard España belongs.

Why did you become interested in the training programme on responsible consumption and responsible service?

My job is to make cocktails, in a festive, night-time context: 95% of the people I serve ask for alcohol. I have been in this profession for ten years and so I’ve had the chance to see that some people know their limits and others don’t: every evening I’m confronted with the problem of responsible consumption. I also feel concerned by the issue of “responsible service”. When customers order a drink, we advise them according to their tastes and their capacity or lack of capacity to drink alcohol.

What did you get out of the training and how do you put into practice the insights gained during these sessions?

The training provided by the Alcohol and Society Foundation, particularly in hotel management schools, gives us the tools to evaluate our customers’ capacities to drink alcohol so as to best advise them. Among these tools are a comprehensive instructive manual, a summary leaflet and the 10 commandments of responsible service. It gave me guidelines, and sample phrases to use when explaining to customers that they have had too much to drink and that they should stop drinking in their own interest. I also learned the concept of the unit of alcohol and I now know how to recognise the limit beyond which alcohol consumption is no longer responsible. This helps me in my job every day. I also try to pass the information on to my staff and to train my teams in responsible service.

What do you think of the fact that a player in the Wines & Spirits market like Pernod Ricard sponsors the project “You serve, you decide”?

As I explained, this represents, first and foremost, very concrete support. Then, I feel that in a sector considered “frivolous”, this initiative helps to professionalise the nightlife world. And finally, I welcome initiatives that support responsible consumption. It’s in our interest that people get home safe and sound and that they come back again. A lot of customers come back to me the next day and say “you were right”.

A WORLDWIDE COMMITMENT

Pernod Ricard has pioneered the commitment to understanding the effects of excessive alcohol consumption and developing targeted prevention measures.

Having created in France, 35 years ago, the Institut de Recherches et d’Etudes sur les boissons (IREB) a unique example of a private body conducting research on alcohol, Pernod Ricard has also helped to found or participated in many organisations specialised in the prevention of risky situations or for population groups at risk: the Portman group in the United Kingdom, Entreprise & Prévention in France, Century Council in the USA, Meas in Ireland, the Alcohol and Society Foundation in Spain, etc.

Over the years these organisations have witnessed an increase in their resources and ever greater recognition of their legitimacy thanks to the relevance of their actions and the evaluation of their results.

But there has also been a legitimate rise in the expectations of authorities and NGOs, in particular with regard to ethical marketing, the prevention of underage drinking or binge drinking among the young, drink driving and the consumption of alcohol during pregnancy.

Pernod Ricard has therefore undertaken to anticipate these expectations on its new markets.

It has thus participated in the creation of the Forum PSR association in the Czech Republic and the HAFRAC association in Hungary.

In Australia, Pernod Ricard is an active member of the Winemakers Federation of Australia which is one of the founders of the new organisation Drink Wise whose objective is to raise 10 million Australian dollars per year to be spent on research and partnership actions supporting alcohol risk reduction. The initiative’s slogan is “moderation is always in good taste”.

In China, where automobile traffic and alcohol consumption outside the home are growing hand in hand, Pernod Ricard has undertaken to participate in unique partnership initiatives in support of safe driving.

A prevention guide describing the consequences of Underage

Drinking - Century Council USA.

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A new organisation to prevent alcohol misuse in Australia.

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A prevention campaign by an organisation that aims to curb excess drinking and drunken violence in the UK (Portman Group).

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CHINA:

PERNOD RICARD, A PIONEER IN SOCIAL RESPONSIBILITY

With the signing, in April 2005, of a tri-annual partnership agreement with the Road Traffic Safety Association of China (RTSAC), Pernod Ricard was a real pioneer in this country in social responsibility in connection with alcohol consumption. Beginning with the distribution of over one and a half million brochures for the prevention of drink driving, this action is now being supplemented by media partnerships, the opening of a specifically dedicated educational Internet portal www.nodrinkdrive.com.cn , a specific ongoing advertising campaign in the newspapers and a poster campaign and preventive actions at certain festive events will be coming soon. The traffic police in Shanghai will also extend this new campaign through its network. On a voluntary and systematic basis, Pernod Ricard China should soon add to its brand advertising a responsibility message to warn against the risks of combining drinking and driving and the purchase of alcohol by underage persons.

-42%

decrease in 3 years in the number of responsible vehicle accidents caused by Pernod Ricard employees in France.

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ALCOHOL AND PREGNANCY: A RISK THAT CAN BE AVOIDED

Pernod Ricard supports the recommendations of abstinence during pregnancy. Fetal alcohol syndrome (FAS), which has now gained scientific recognition, is a risk that can be entirely avoided through a targeted prevention policy.

In France, the Group provides ongoing support to health authorities and local government in implementing this policy, particularly thanks to the IREB and the association Entreprise & Prévention. From June to December 2006, a partnership prevention campaign aimed at pregnant women and health care professionals was carried out in the town of Le Havre.

IN THE FRONT LINE OF DIALOGUE WITH CIVIL SOCIETY

In 2006, Pernod Ricard become further involved in dialogue or partnership with stakeholders in the alcohol issue throughout the world. Here are a few examples:

In Europe:

•	Scotland: participating in the annual conference of the NGO “Alcohol Focus Scotland” devoted to alcohol risk reduction;
•	Greece: in collaboration with the spirits profession and the Government, drafting a code of advertising self-regulation enforceable on everyone;
•	Ireland: participation of Pernod Ricard as industry representative in a new panel for monitoring the advertising of alcoholic beverages;
•

Spain: presentation via the Fundación Alcohol y Sociedad (Alcohol and Society Foundation) of the official report on “teenagers and alcohol”, the result of 22,000 interviews with young people aged between 12 and 18;

•

European Union: participation in the round table of the European Policy Centre in charge of providing information for the Commission’s next Communication to the European Council on strategy in relation to reducing alcohol-related damage. Final meeting with European Commissioner, Markos Kyprianou, in charge of Health and Consumer Protection.

At world level:

Following the acquisition of Allied Domecq, Pernod Ricard joined the ICAP (International Center for Alcohol Policy) think tank responsible for promoting common public-private understanding on alcohol issues.

Two representatives of the Group were also invited to the major consultation undertaken in March 2006 by the World Health Organisation in Geneva following the resolution in 2005 on alcohol and the health risks caused by its use.

The all-new fixed electronic breathalyser terminal conceived by the association Entreprise & Prévention.

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EMPLOYEES ACTIVELY IMPLEMENTING THE GROUP’S COMMITMENT

For several years, the Group has involved its employees, in particular its sales teams, in social responsibility policy.

Since 2002, Pernod and Ricard in France have mobilised their sales forces with regard to the Road Safety Charter signed with the Transport Ministry.

The first assessment of the results showed that the objectives that had been assigned by the partnership had been surpassed with, in particular, a 42% decrease in 3 years in the number of responsible vehicle accidents, compared to the 30% target set.

The sales forces of the French subsidiaries are now also promoters in late-night establishments of the all-new electronic breathalyser terminal conceived by Entreprise & Prévention and approved by the public authorities. It resulted in the summer of 2006 in a national tour “Borne to stay alive”.

Pernod Ricard España has in turn made a commitment in this direction and its staff also have a good conduct guide as does the personnel of Pernod Ricard in the USA.

Evening events of the Havana Club brand in Spain have also provided a means of successfully testing out the diffusion to consumers of the tools and messages of the Alcohol and Society Foundation. This campaign should be carried out on a bigger scale for New Year 2007.

Q&A WITH

MARK ORR

Vice-President, Public Affairs of Pernod Ricard North America

What is the current situation in terms of alcohol consumption by underage drinkers in the United States?

Alcohol consumption by minors remains a problem today, even though the situation is improving. Over the last 10 years, the problem of ‘underage drinking’, as it is called here, has significantly diminished. Pernod Ricard does not sell its products to minors and works hard to fight this phenomenon.

Many critics claim, however, that advertising campaigns in the Wines & Spirits sector encourage young people to drink. What can you say about that?

The research carried out for more than a decade has not been able to show any causal link between advertising and an individual’s decision to drink alcohol. A recent study maintained that it could demonstrate this link, but it turned out that the methodology used and the findings presented were very unreliable.

Since 1985, the sector’s advertising expenditure has increased exponentially, while during the same period, alcohol consumption in the United States has decreased by more than 20% - additional proof that there is no causal link.

Nonetheless, has Pernod Ricard reviewed its advertising campaigns in the United States in order to ensure consistency with its commitment against underage drinking?

Pernod Ricard USA complies strictly with the requirements concerning advertising content and location that have been set by the Distilled Spirits Council in relation to advertising and marketing. For example, the Code requires at least 70% of the public targeted by the advertisement and its location to be 21 years of age or older. Other provisions require the content of the advertising to be in good taste and appropriate for a mature audience. I am happy to be able to say that our campaigns systematically satisfy all of these requirements.

PROFILE

Mark Orr joined Pernod Ricard in 1999 after having worked for almost 10 years with the Distilled Spirits Council of the USA. He is Vice-President, Public Affairs for Pernod Ricard North America.

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Campaign by The Drinkaware Trust.

THE

D-RUNKWARE

TRUST

HISTORIC PARTNERSHIP IN THE UNITED KINGDOM

Pernod Ricard UK has been involved since 2006 in the Drinkaware Trust, an organisation supported by the authorities on the basis of an objectives agreement but financed by producers and distributors of alcoholic beverages (with a three-year budget of £12 million): media, press and TV campaigns on risk prevention, systematic availability of information at points of sale (pubs and supermarkets), inclusion of the address of the dedicated information website www.drinkaware.co.uk on all the bottles of member companies. The Drinkaware Trust is managed by a Board of Directors made up of 13 independent members.

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2.1 million 9-litre cases

Volume sold in 2005/2006 (12 months pro forma)

Advertising Ethics

an obligation to get results

Since its creation in 1975, Pernod Ricard has endeavoured to respond to the questions raised by excessive or inappropriate alcohol consumption. The commercial communication of its products and its brands must therefore not only inform the public about quality, but also be fair and respectful of the expectations of both the public and public authorities. Today, the advertising of alcoholic beverages in the world is either regulated by law or in many countries subject to self-regulatory codes signed by professionals and applicable to everyone. However, in certain countries, freedom of communication takes precedence. The need for ethical marketing, whatever the local context, is a worldwide premise for Pernod Ricard, with an obligation to get results.

50

campaigns submitted for prior self-regulatory internal control, in 2005/2006

Q&A WITH

ARMAND HENNON

Vice-President, Public Affairs France

Since the acquisition of Allied Domecq, you have been one of the members of the advertising self-regulatory internal control committee. What is the purpose of the committee?

Pernod Ricard has signed many ethics codes in the world in relation to commercial communication. In this area as in others, the signature of Pernod Ricard and its executives must be backed up by its actions. And it is. This is the purpose of our activities.

Concretely, do you censure certain advertising?

We do not act as censors; we simply make sure that our marketing teams take into account that civil society and public authorities have specific expectations, given the questions of public health raised by the possible abuse of alcohol or its inappropriate use. This message is easy to get across since the Group has a long-standing culture of prevention which is promoted by the management.

What initial assessment can you make?

In the first year of the committee’s existence, we have examined about 50 advertising campaigns or specific operations (promotions, sponsoring, Internet sites, etc.). Only 5 campaigns or visuals for a campaign have been rejected or accepted only after alterations, i.e. 10%. Moreover, these were campaigns initiated by Allied Domecq that the new Brand Owners wanted to have reevaluated by our Committee. We have also given confidential advice concerning non-finalised pilot studies or ethical questions raised by our subsidiaries. The three members of this Committee, which comprises Rick Connor (Chivas Brothers), Tom Lalla (Pernod Ricard Americas) and myself, also often receive requests in relation to in-house training on self-regulation issues.

PROFILE

Armand Hennon joined the Group in 2000 as Vice-President, Public Affairs for France. He was previously Chief Executive of the association “Entreprise et Prévention”. He also held different positions on the departmental staff of Ministers, in Parliament and in trade associations. Since 2006 he has been a member of the “Conseil de la Modération et de la Prévention” (Committee on moderation and prevention regarding alcohol consumption) recently set up by the French government.

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REFERENCE DOCTRINE

In 2006, Pernod Ricard took responsibility at world level in relation to advertising, sponsoring and Internet, for the code of good conduct which it had signed at the European level in the European Forum for Responsible Drinking (EFRD, formerly the Amsterdam group).

Compliance with this code is therefore the minimum standard, regardless of the brand concerned or the campaign’s target country. This is an addition to the national codes - and their specific features- that the Group has subscribed to.

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THE ACQUISITION OF ALLIED DOMECQ AND THE NEW ETHICAL DRIVE

Since the acquisition of Allied Domecq in July 2005 and the subsequent increase in the number of brands and related commercial communications, Pernod Ricard’s General Management has carefully considered how to guarantee the same ethical standards throughout the Group.

Allied Domecq already had real expertise in this area and Pernod Ricard, for its part, had been a pioneer in signing – and complying with – self-regulatory codes in its historical markets. Management’s analysis of this issue resulted in the implementation of a new internal control procedure for advertising, adapted to the Group’s decentralised organisation and taking into account the large number of advertising agencies used. This new procedure has now been formally laid down and has resulted in a greater amount of evaluation and reporting.

HOW DOES THE INTERNAL CONTROL OF ADVERTISING ETHICS WORK?

Internal control is different from compliance with the law and exclusively concerns compliance with the self-regulation rules subscribed to by the Group. It does not consider the marketing relevance of advertising campaigns. It precedes external control which is entrusted to outside self-regulation bodies whose decisions are imposed: Entreprise & Prévention/BVP in France, CCCI in Ireland, Autocontrol in Spain, Discus in the USA, etc.

COLLEGIAL FUNCTIONING

The internal control of advertising ethics has been entrusted in its operational phase to three of the Group’s staff who are particularly involved in national professional organisations in charge of the prevention of alcohol abuse, self-regulation and public dialogue.

The collegial approach to decision-making results in a more objective vision. But as Patrick Ricard has continually pointed out, every Group employee, from the young product manager to the Chairman of a distribution subsidiary or a Brand Owner is a co-owner of Pernod Ricard’s ethical commitments and co-responsible for meeting them.

4 AREAS OF RESPONSIBILITY

•	Mandatory prior review of all the campaigns for the Group’s 15 key brands.
•	Optional but recommended prior review of the campaigns of the 30 leading local brands
•	A posteriori assessment of compliance with advertising ethics for all campaigns that are not reviewed beforehand.
•	Confidential consultation and expert advice during the preparatory phases in the development of a campaign and for all questions related to self-regulation.

METHODS OF CONTROL

The self-regulatory internal control committee has to issue an opinion within seven days of being asked to do so. For each project submitted, it prepares a short-form opinion with three possible levels:

Green: Unconditional approval.

Orange: Approval subject to alterations, not requiring a new opinion.

Red: Rejection and new submission required.

REPORTING

A summary of all of the decisions taken is prepared every two months and transmitted to the Group Executive Committee which reviews it and validates it.

INITIAL ASSESSMENT

•

Between August 2005 and August 2006, 50 campaigns were submitted for prior self- regulatory internal control. Of these, 45 (90%) received a “green” opinion, 3 (6%) an “orange” opinion and two (4%) a “red” opinion. The percentage of “conformity” observed is in fact higher in that very often each campaign has several different executions, based on the same concept. Moreover, in the financial year 2005/2006, the campaigns that were refused or altered had been initiated before the Allied Domecq acquisition. Pernod Ricard believes that its system of internal control has been effective since so far this year, no campaign for a Group brand has been subsequently refused or amended by an external control body or found to be in violation by any court.

•	About 50 requests were submitted for advice or for informal or confidential opinions during the development of a campaign.
•

The new internal control procedure was systematically presented at bilateral meetings with subsidiaries, during the annual sales and marketing seminar on the Ile des Embiez in April 2006. Specific work meetings were also held with the Brand Owners (Chivas Brothers, Irish Distillers Ltd, Martell Mumm Perrier-Jouêt, Malibu-Kahlúa International, etc.). Compliance with professional self-regulation and the internal procedure was also integrated into the seminar on legal issues provided by the Pernod Ricard Professional Training Centre for the Group’s managers.

90%

of the campaigns submitted in 2005/2006 received a “green” opinion

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New Ricard advertising campaign “Anis étoilé” (France).

Martell advertising campaign in Ireland “What’s French for smoother ?”.

Seagram’s Gin advertising campaign in the USA : snip snip, sip sip.

Left page: Jacob’s Creek International advertising campaign.

CAMPAIGNS ALTERED OR REJECTED AFTER INTERNAL CONTROL REQUESTED BY THE BRAND OWNER FOLLOWING THE ACQUISITION OF ALLIED DOMECQ

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Left: former Mumm international campaign subject to alterations.

Right: Mumm international approved.

This advertising project was developed to support a sales promotion in New Zealand. Although it was in strict compliance with the local code of good conduct and also the EFRD code (as it did not associate alcohol consumption and driving), it was altered (see visual on right) after being submitted to internal control. In order to eliminate all ambiguity with respect to “drink driving”, the Committee asked that the representation of a car and a racing car driver in action be removed.

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Left: Perrier-Jouët campaign refused.

Right: new Perrier-Jouët international campaign approved.

After the acquisition of Allied Domecq, at the request of Martell Mumm Perrier-Jouët, the Perrier-Jouët international advertising campaign (outside France) being used at the time was transmitted to the self-regulatory internal control committee. The committee felt that, although the campaign was not indecent and had no sexual connotation, it did not comply with the Group’s self-regulatory commitments (Discus code in the USA and EFRD code of good conduct), in particular, due to the way that the woman was represented. The campaign was therefore withdrawn and a new campaign was prepared which was judged to be in complete compliance.

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0.6 million 9-litre cases

Volume sold in 2005/2006 (12 months pro forma)

Environment
conserving natural resources

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COMMITMENT TO THE ENVIRONMENT

One of the six commitments made by the Group in its global Corporate and Social Responsibility Charter is to conserve natural resources and respect the environment. This commitment means using the best techniques available, improving energy efficiency, promoting recycling and limiting production of waste and pollution.

The Group’s environmental policy has not been altered after the takeover of Allied Domecq. The production sites acquired have been incorporated into existing Pernod Ricard subsidiaries and managed in the same way as the existing sites from a Quality, Safety, Environment standpoint. The main areas for progress identified previously have been confirmed for all the industrial sites.

This environmental report covers 99 sites out of 101, i.e. almost all the industrial sites worldwide. Only two sites located in India and Mexico, representing approximately 1.5% of the Group’s activities, have not been consolidated due to a lack of reliable environmental data.

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Q&A WITH

JEAN-PIERRE SAVINA

Group Vice-President, Industrial Operations

To what extent has the Allied Domecq acquisition changed the Group’s industrial scope?

The Allied Domecq acquisition has led to large-scale changes in the size and geographical breakdown of the Group’s industrial activities. Pernod Ricard has gained nearly forty new production sites, leading to a current total of 101 sites today compared to 62 prior to the acquisition. We have considerably strengthened our presence in North America, adding in particular the Walkerville site in Canada and Los Reyes in Mexico. There are 20 new production sites in the Wines segment alone, primarily in Spain and New Zealand.

How would you evaluate the integration of Allied Domecq in your area?

We discovered well-managed industrial sites and very professional, open teams that wanted to share best practices, which is completely in line with the way of thinking at Pernod Ricard. The main sites were operationally independent in the Allied Domecq organisation. It was easy to retain their expertise and to integrate them into Pernod Ricard’s decentralised organisation. The assessment is therefore very positive.

What were your priorities when you took on the employees of Allied Domecq?

Due to the Group’s new size, we had to review our operating processes to optimise our costs, in particular in the areas of purchasing and supply chain management. Our approach consisted of identifying good practices at Allied Domecq and figuring out how to adapt them to the Pernod Ricard organisation. This was done by integrating key Allied Domecq employees in our regions and also at the level of the Holding Company. We found that these employees had a very positive attitude in building the new Pernod Ricard. The synergies put in place enabled us to considerably enhance our level of know-how and increase our skills.

PROFILE

After joining the Group in 1977, Jean-Pierre Savina successively held positions as a Research Engineer, as Head of the Technology Department at the Pernod Ricard Research Centre before becoming Director of Operations for Pernod Ricard USA. Since 2003, he has been Group Vice-President, Industrial. He was given responsibility for the Pernod Ricard Research Centre in January 2006.

ASSESSMENT OF THE INTEGRATION OF ALLIED DOMECQ

STABLE PRODUCTION

Production at the Group’s sites was 1,145 million litres over the past 12 months. This volume is globally stable compared to the pro forma total volumes for Pernod Ricard and Allied Domecq combined for the financial year 2004/2005 (1,149 million litres).

REAL ESTATE, FACTORIES AND OTHER FACILITIES

The Group’s main properties worldwide are its 101 major industrial sites (distilleries, ageing cellars, bottling and distribution centres), its office buildings and its vineyards (primarily located in Australia, New Zealand, Spain, Argentina and France).

Among these sites, 8 are classified as SEVESO “high threshold” sites due to the volumes of maturing whiskies stored there. One of these sites is in Ireland and the other 7 are in Scotland.

On 30 June 2006, the net book value of these properties was €1,636 million. Due to the Group’s decentralised structure, each Brand Owner has one or more factories and allocates its production among them.

CAPITAL EXPENDITURE POLICY

For the financial year 2005/2006, the Group’s industrial capital expenditure amounted to 224.2 million euros, representing approximately 3.7% of Group sales.

The biggest projects for the year were as follows:

•	Creation of a rum distillery in Cuba in the framework of developing the Havana Club brand,
•	The industrial reorganisation of Chivas Brothers,
•	Continuation of the multi-year plan to extend the ageing cellars and create a finished products warehouse to handle the growth of Jameson Irish whiskey.

13 million euros

were allocated to the preservation of the environment in 2005/2006.

Breakdown of world production per region (million litres)
July 2005/June 2006

Total: 1,145 million litres

[CHART APPEARS HERE]

The Group’s industrial capital expenditure (in euro millions)
July 2005/June 2006

Total amount: 224.2 million euro

[CHART APPEARS HERE]

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THE FIVE MAIN VATTING AND BOTTLING CENTRES HANDLE 43% OF THE VOLUMES PRODUCED:

•	In Australia, Rowland Flat site (wine bottling).
•	In Scotland, Kilmalid-Newton and Paisley sites (whisky bottling).
•	In the United States, Lawrenceburg, Indiana (bottling of gin and spirits).
•	In Canada, Walkerville (bottling of spirits).

Industrial scope

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Consumption of raw materials

in tonnes

[CHART APPEARS HERE]

45 sites

out of 101 had obtained ISO 14001 certification in 2005/2006

ENVIRONMENTAL MANAGEMENT

Environmental management is part of an integrated risk management policy defined by Pernod Ricard’s Quality-Safety-Environment department. This department disseminates best practices collected within the Group and helps the subsidiaries in their ongoing improvement actions.

A specific QSE training module is organised every year at the Group’s training centre for all the subsidiaries that organise their own awareness-raising operations locally.

The Group is continuing to set up its environmental management system programme to meet the requirements of the ISO 14001 international standard.

As of 30 June 2006, 45 sites out of 101 had obtained certification according to this standard. Their production accounts for over 63% of the Group’s 1,145 million litres.

By the end of the next financial year, nearly 60% of the Group’s sites should be certified.

A LIMITED ENVIRONMENTAL IMPACT

Pernod Ricard’s industrial activities remain of a modest size and have a limited environmental impact in light of the total volume of activity.

On the other hand, from its very beginnings, the Group has been a major partner of agriculture which provides the raw materials needed for producing wines and spirits: alcohol, sugar cane and sugar beet (used to produce alcohol), aromatic plants, grains and grapes.

This link with agricultural activities has become even stronger with the acquisition of Allied Domecq.

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Q&A WITH

JEAN-FRANÇOIS LAVIGNE

Consultant for the Quality-Safety-Environment Department on environmental questions and technical affairs

Can you sum up your professional career and your integration into Pernod Ricard?

As an engineer, agronomist and oenologist, I have spent my entire career in international Wines and Spirits groups, where I have held various positions in the industrial sector. Since 1999, I have been responsible for implementing Allied Domecq’s environmental policy.

How have you found working in Pernod Ricard’s Quality-Safety-Environment Department?

Pernod Ricard wished to capitalise on my experience by bringing me into the Quality-Safety-Environment team. I adapted quickly and easily because the working atmosphere was transparent and friendly. My own case aside, the Group’s decentralisation policy favours integration because it makes each employee a promoter of his brand, without limiting his entrepreneurial spirit and freedom to take the initiative.

How would you compare the environmental policies of Pernod Ricard and Allied Domecq?

The two Groups’ concerns were very similar. The support sustain able development in agriculture and the use of natural resources– raw materials, water, energy – combined with enhanced effluent and waste management.

Another more basic similarity is the rational and pragmatic use of ISO (9001-14001) certifications as tools for ongoing progress and objective measurements. I promoted this approach at Allied Domecq and was naturally delighted to find it at Pernod Ricard.

SUSTAINABLE AGRICULTURE

Sustainable agriculture is the best way to ensure profitable long-term agriculture. It is based on compliance with best practices which range from the use of authorised inputs (plant protection products) at recommended rates on recommended dates, the proper use of controlled equipment and treatments triggered at predefined, measured thresholds.

These principles are notably implemented in the wine-growing areas the Group manages itself and which now cover over 10,000 hectares throughout the world.

They also extend to suppliers producing for Pernod Ricard under contract. In this framework, the development actions are many and varied:

•

provision to 4,000 Armenian vine-growers under contract with the subsidiary YBC (Yerevan Brandy Company) of fertilisers and plant protection products selected by a team of five agronomist technicians who provide recommendations and follow-up on their utilisation;

•

production recommendations for barley distilleries with specific information on the varieties or special recommendations on the minimal use of nitrogenous fertilisers (production of Scotch whisky and Irish whiskey);

•	reduction in transportation between production and processing sites (wheat and barley cultivated as close as possible to malt houses and distilleries in Ireland and Scotland);
•	recycling of production waste: by reusing composted marcs in New Zealand vineyards, it is possible to significantly reduce the use of mineral fertilisers;
•	particular attention is being paid to wine-growing effluents with cleaning areas for agricultural equipment specially adapted for biological wastewater treatment (Martell Cognac/France).

OUTLOOK

To follow on from the best practice guides developed for industrial risk management, the objective for the coming year is to create a shared set of best wine-growing and wine-making practices based on existing know-how.

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MAINTENANCE OF NATURAL BIODIVERSITY

Pernod Ricard contributes to maintaining natural biodiversity. Two examples serve to illustrate this.

•

Ever since the 1970s, the great yellow gentian, the essential ingredient for producing the Suze apéritif, has been studied to see if it can be cultivated. This would help to preserve Alpine meadows with less use being made of wild flowers. The Group now directly manages 70 hectares of cultivated gentian, which covers 50% of its needs.

•

In Armenia, endemic vines (Meskhali, Rekatsiteli) give Ararat brandy its special flavour. These ungrafted vines could be at risk in the event of a phylloxera outbreak. The first grafting studies for these characteristic varieties are underway with the objective of increasing the resistance of these vines and therefore ensuring their longevity.

REDUCTION OF PESTICIDE USE

Alternative methods are always given priority when it is possible to avoid using chemical products.

For example, Domecq Bodegas in Spain uses the principle of pheromone diffusion to upset the reproduction cycle of a parasite that attacks grape clusters. In practice, this is done by distributing around the vineyard “diffusers” that lure the female butterflies away from the males.

Testimony

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JEAN-MARC ROUÉ

Group Vice-President,

Quality-Safety-Environment

“Running environmental policy in an enlarged group required a large-scale thought process. Our first priority was to communicate on our management methods and tools to our new colleagues. Our annual “Quality-Safety-Environment” conference held at the Group’s head office at the end of January 2006 enabled all our local managers to get together, exchange opinions and receive this information.

In line with our core principle of decentralisation, our approach primarily consists in identifying best practices and disseminating them. To do so, we are expanding our cross-audit programme, which was started in 2005: 10 new auditors have been trained, including 7 from Allied Domecq, and 30 to 35 sites will be audited in the course of 2006.

Finally, we are modernising our intranet site to facilitate information exchange and our working groups are continuing to draft best practice guides on subjects that cover several functional areas (risk analysis methods, prevention of Legionnelle disease, etc.).”

-9.9%

in water consumption in 2005/2006

Change in the water consumption in cubic metres for 1,000 litres of finished product

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ENVIRONMENTAL INDICATORS

WATER CONSUMPTION

Average consumption over the financial year was 6.27 cubic metres for 1,000 litres of finished product, a decrease of 9.9%. This significant result was brought about notably by:

•	limitation of consumption: in Australian, Spanish and Argentinean vineyards, a hydrous stress measurement technique for plants is used to optimise the inflow of irrigation water;
•	loss reduction: in Armenia, a consumption measurement campaign and the renovation of underground pipe networks resulted in savings of over 80,000 cubic metres over the year.

This is a positive trend that will, of course, need to be confirmed in the years to come.

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Q&A WITH

VICTOR ALMEIDA

Industrial Director

of Pernod Ricard CESAM

Can you present Pernod Ricard CESAM’s activities?

Over the last financial year, we have produced 59 million litres of spirits and 35 million litres of wine on our 8 sites located in Argentina and Brazil.

Our three Brazilian sites are ISO 14001 certified. As for Argentina, it is working towards having its sites certified by 2007. Pernod Ricard CESAM, like the Group’s other subsidiaries, is very concerned about the environment and makes every effort to minimise the impact of its activities on the environment through daily monitoring.

What are the main lines of your environmental policy?

Among the action plans used are those concerning the rational use of water and energy, wastewater treatment and the reduction of atmospheric emissions as well as those taking our social environment into account.

Can you give us a few examples?

In Brazil, wastewater is treated before being discharged into the environment. We carry out regular surveillance of water sources (springs, rivers, etc.) to prevent any environmental impact. We are also very sensitive to the question of reforestation and actively plant trees to avoid the risks of erosion and landslides. In Argentine, water consumption and use is kept to a minimum. For example, we no longer use the old method of flooding to irrigate vineyards, in order to reduce water consumption. All our factories sort their glass, plastic and cardboard waste for recycling.

From July 2005 to June 2006, Pernod Ricard Cesam recycled 34,249 tonnes of organic and solid waste representing more than 98% of the waste generated by industrial activity.

PROFILE

After holding various industrial positions in both South and North America, Victor Almeida is now the Industrial Director in charge of all the activities in Brazil and the Spirits businesses for the other countries of Central and South America .

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1.2 million 9-litre cases

Volume sold in 2005/2006 (12 months pro forma)

“ECO-DESIGN” PILOT PROJECT: “FATHER’S DAY” CHIVAS PRESENTATION BOX

This pilot project had two objectives:

•	To validate a practical “eco-design” method so that a “tool box” could be created for use by all the subsidiaries
•	To demonstrate that such an approach could be environmentally and financially effective while meeting marketing and sales requirements.

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According to Patrick Deschamps, Purchasing Director at RICARD SA and coordinator of this project, the results were extremely satisfying: “The presentation box chosen is 23% lighter and 36% less voluminous than the standard presentation box. Its one-material design makes it easy to recycle. From a commercial viewpoint, this promotion was a success, and several other countries may adopt a similar initiative. This first eco-design experience has convinced us of its worth, especially as the approach generated substantial savings. We plan to extend it to several projects in the coming months.”

PACKAGING WASTE

The inventory of environmental impacts presented in the previous annual report revealed the need to reduce the weight of packaging and improve its recyclability.

A simple “eco-design” methodology has been successfully tested and a “tool box” is currently being distributed to subsidiaries.

An average reduction of 5% in the weight of bottles would lead to annual savings of approximately 30,000 tonnes of glass. This is a challenge that may be met in the medium term. Furthermore, as the pilot project demonstrates, it is often possible to choose materials that are easier to recycle without curbing creativity.

ATMOSPHERIC EMISSIONS

CO2 emissions:

CO2 emissions from combustion, primarily due to distillery furnaces, have decreased by 6.72%, in parallel with the reduction in fuel consumption.

CO2 from fermentation is offset by an equivalent absorption during photosynthesis of the grains and grapes grown. A pilot study was launched at three subsidiaries to survey their transportation activities in detail (number of tonnes – kilometres travelled from raw material procurement to customer delivery). This pilot study aims to refine the calculation of CO2 emissions and to identify potential routes for progress.

Refrigeration gases:

The survey of industrial site refrigeration facilities, begun in 2005, has been amplified and extended to new sites. The quantities present amount to 10,870 Kg of HCFC (1) and 3,404 Kg of HFC (2). Waste emissions of chlorinated refrigeration gases remain very low.

(1)	HCFC: refrigeration fluids that are partly halogeneous and subject to regulations as they have a harmful, but limited, effect on the ozone layer.
(2)	HFC: refrigeration fluids that have no impact on the ozone layer.

Change in CO2 emissions (eq. kiloton CO2)

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ENERGY CONSUMPTION

The total quantity of energy used (electricity, gas, fuel oil, coal and indirect energy) has decreased considerably. This leads to a big reduction in the ratio per litre of finished product (-16.5%).

A large number of local initiatives contribute to this good result, including for example:

•	in the Bohatice factory in the Czech Republic, the replacement of the heating system has led to a 20% reduction in gas consumption, and savings of 300 MWh;
•	in Spain, in the Ruavieja factory, electricity consumption was reduced by 30% notably by changing the roof to provide natural lighting, which shortened the number of hours of artificial lighting.

Ratios in MWH/1,000 litres of finished product

	2004/2005 Pernod Ricard + Allied Domecq pro forma	2005/2006

Indirect energy	0.21	0.02
Electricity	0.21	0.21
Fuel oil	0.26	0.28
Coal	0.42	0.43
Gas	1.02	0.83

Total	2.12	1.77

Energy mix 2005/2006

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Bodega Juan Alcorta, Rioja (Spain)

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SUMMARY TABLE OF INDICATORS

Subject	Definition	Measurement unit	2005/ 2006	For 1,000 litres of finished product	2004/2005*	For 1,000 litres of finished product	GRI Index**

	Number of sites concerned		99	—	102	—
Volumes produced	Total production in thousands of litres	KL	1,145,225	—	1,149,053	—
Raw materials	Total quantity of grapes consumed	Ton	403,500	—	N/A	—	EN1

	Total quantity of grains consumed	Ton	503,200	—	N/A	—	EN1
Water	Volume consumed	m3	7,182,064	6.27 m3 of water	7,996,403	6.96 m3 of water	EN9
Energy	Electricity consumption	MWh	237,968	0.21 MWh electricity	237,043	0.21MWh electricity	EN3

	Consumption of natural gas and other gases	MWh	958,149	0.83 MWh gas	1,167,359	1.02 MWh gas	EN3

	Fuel oil consumption	MWh	317,591	0.28 MWh fuel oil	304,657	0.26 MWh fuel oil	EN3

	Coal consumption	MWh	497,577	0.43 MWh coal	477,365	0.42 MWh coal	EN3

	Indirect energy purchases	MWh	18,253	0.02 MWh indirect energy	239,683	0.21 MWh indirect energy	EN4
CO2 emissions	Consumption-related emissions	Ton CO2 eq.	455,222	0.40 ton CO2 eq.	488,010	0.42 ton CO2 eq.	EN17

	Fermentation-related emissions	Ton CO2 eq.	180,010	0.16 ton CO2 eq.	169,171	0.15 ton CO2 eq.	EN17
Refrigeration gases	Quantity of HCFC refrigeration gases present	Kg	10,870	—	—	—	EN18

	Quantity of HFC refrigeration gases present	Kg	3,404	—	—	—	EN18
Wastewater	Volume of clean water released into the environment	m3	1,926,045	1.68 m3 of cleanwater	1,348,123	1.17 m3 of cleanwater	EN21

	Volume of wastewater discharged for treatment	m3	3,534,152	3.09 m3 of wastewater	3,768,395	3.28 m3 of wastewater	EN21
Organic waste	Quantity of organic waste recycled or recovered	Ton	617,461	0.54 ton used	478,195	0.42 ton used	EN2

	Quantity of organic waste landfilled or treated	Ton	66,015	58 kg treated	17,255	15 kg treated
Solid waste	Quantity of solid waste (glass, cardboard, etc.) recycled or recovered	Ton	27,552	24 kg recycled	38,208	33 kg recycled	EN20

	Quantity of solid waste landfilled or treated	Ton	8,646	7.5 kg treated	6,214	5 kg treated	EN20
Hazardous waste	Quantity of hazardous waste treated externally	Kg	363,490	0.3 kg treated	199,538	0.17 kg treated	EN24

Waste from dismantling	Quantity of waste from dismantling treated externally	Ton	336	—	168	—
ISO 14001 certification	Percentage of ISO 14001-certified sites at 30/06/06		44%		37%
Sites in protected areas	Number of sites located in a sensitive or protected area	Number of sites	—		—		EN12
Investments	Amount of investments for environmental protection	Million euros	13.04	—	—	—	EN30
Compliance of the activity	Fines or non-financial penalties due to non-compliance with environmental laws in force	Number of fines and penalties	—	—	—	—	EN28

(*)	Pernod Ricard + Allied Domecq pro forma.
(**)	GRI index = Correspondence with Global Reporting Initiative indicators (G3).

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0.2 million 9-litre cases

Volume sold in 2005/2006 (12 months pro forma)

Sharing

our ethics

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A COMMITMENT TO FUNDAMENTAL VALUES

Pernod Ricard applies the 10 principles of the Global Compact that it signed in 2003. These include: supporting and respecting the protection of internationally proclaimed human rights (Principle 1).

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Pernod Ricard enters into genuine partnerships with its customers as well as with its suppliers. These relationships allow dedication to an ideal of constant improvement, and are based on concrete demands and regular oversight in the areas of ethics and Sustainable Development.

The Group shares its know-how and international experience with its subsidiaries, so that they may apply the same principles in their own customer and supplier relationships.

Q&A WITH

JOHN CORRIGAN

Group Director,

Procurement and Purchasing

How do you embed “Sustainable Development” thinking throughout the organisation.?

I believe it through several mechanisms. When I speak to my colleagues throughout the organisation I get the feeling that people naturally wish to act responsibly and that issues, such as ethics and the environment are important to them. So I do not think we have to convince people it is the correct thing to do... they already know that. However we do need to embed it into our processes, systems communication and training. Indeed we are in the midst of doing that.

Can you give an example?

Yes. I always think that if you design without waste a process or a product, at the very beginning then this is the best way to ensure sustainability. We are working hard at the moment with our technical and marketing colleagues to ensure that we embed sustainability into new concepts and designs. This concept should not be a constraint to creativity, but should engender even greater creativity.

A simple concept of reducing packaging weight has enormous leveraged effect throughout the supply chain, in material cost, storage and distribution costs, fuel efficiency, ease of recycling etc.

Do you think our suppliers take Sustainable Development and ethics seriously?

It is our intention only to work with suppliers who do, and according to our normal day to day communication with our supply base, and formal data gathering, such as our Sustainable Development Questionnaire I believe the vast majority do take this issue seriously. It may be that some have identified areas for improvement, but if so they must demonstrate viable action plans. Remember there is often a win-win here, especially in environmental matters... good environmental practice and design reduces waste and reduces costs.

PROFILE

A former Procurement and Purchasing Director at Allied Domecq North America, John Corrigan joined Pernod Ricard in Paris following the acquisition as International Purchasing and Procurement Director.

SHARING THE GROUP’S ETHICS

WITH SUPPLIERS

Pernod Ricard wants to promote support by its suppliers to the Group’s commitments in terms of Sustainable Development. The Group’s Purchasing Department thus distributed a questionnaire entitled “Commitment and Sustainable Development” to its 20 main international suppliers in order to evaluate them on environmental and social criteria. As of 30 June 2006, ten of them had responded, with an excellent quality of information.

All are committed to respecting the ethical rules arising from labour laws. They are however not all as advanced in the area of environmental protection: five of them already have ISO 14001 certified sites while five have not achieved this as yet.

Subsidiaries have been asked to send this same questionnaire to their local suppliers and to include it in each call for tenders, in order to evaluate the performance of their potential suppliers.

WITH SUBSIDIARIES

A diversified Purchasing policy:

•	the update of the Code of Ethics for Procurement, distributed as “Group policy” to our subsidiaries;
•	the inclusion of a Sustainable Development clause in the Group General Purchasing Conditions (GPC) and the recommendation made to subsidiaries regarding the use of all or part of these Group GPCs;
•	the incorporation of a unit on increasing buyer awareness of Sustainable Development issues at the next Group Inter-Purchasers meeting.

OUTLOOK 2006/2007

During financial year 2006/2007, the Purchasing Department will pursue and reinforce the Group’s activity in the area of Sustainable Development by:

•	ensuring effective circulation of the questionnaire by subsidiaries to their respective suppliers;
•	scheduling audits, where necessary, of those suppliers whose survey responses do not comply with our expectations;
•	evaluating for all subsidiaries the application and compliance with the Code of Ethics for Procurement and the Group GPCs;
•	including a Sustainable Development unit in the Group’s procurement training seminar;
•	distributing to subsidiaries’ purchasing teams the Group’s ecological design methodology for packaging.

DIVERSIFIED CUSTOMER BASE

The Group’s commercial or technical dependence on its customers and contract manufacturers is very limited.

It possesses all the industrial assets it needs in the operation of its brands. Over 90% in marketed volumes are thus packaged in-house and subcontracted activities are tightly controlled by each Brand Owner subsidiary, which may call on assistance from the Group’s QSE department for the definition of specifications or field audits.

Our subsidiaries naturally have a very diverse customer base, with the proportion of retail (supermarket), wholesale and on trade customers varying greatly from one country to another.

The integration of Allied Domecq has led to a more balanced distribution of the Group’s activity across continents and product categories, which increase Pernod Ricard’s independence even more.

A DIVERSIFIED

PURCHASING POLICY:

The Group’s five top suppliers for its production purchases are:

•	Glassmakers (Owen-Illinois and Saint Gobain);
•	A cardboard packaging manufacturer (Smurfit Kappa);
•	A packaging box supplier (Field Packaging);
•	A bottle closure manufacturer (Guala Group).

These five suppliers account for less than 25% of the Group’s total industrial purchases.

Testimony

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STEVE HAMMOND

Sustainable Development

Vice-President for Owen–Illinois,

the Group’s main glass supplier

“Three years ago, we were never questioned by our customers concerning Sustainable Development. However, nowadays this is more and more common. The Pernod Ricard questionnaire is one of the most detailed received to date. We mobilized a number of departments within the company to answer the questionnaire in the most pertinent manner. We are embracing ISO 14001 for our plants, in fact 22 of our 39 plants in Europe are already accredited. O-I currently monitors the performance of our own suppliers in many aspects. The area of Sustainable Development will become more and more a critical review element in the selection of our suppliers.”

O- I ’s VP Corporate Sustainability is responsible for leading the Global Environmental & Safety Teams covering issues such as the reduction of CO2, emissions, glass recycling, energy saving initiatives, environmental protection and safety in the workplace.

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CORPORATE SPONSORSHIP PERNOD RICARD

Cultural, environmental or humanitarian sponsorship is a time-honoured tradition at Pernod Ricard. Even before the Group’s creation in 1975, both of the two founding companies already played an active role in social and cultural life. Allowing the public at large to discover art, supporting creativity, providing support for major long-term projects, are goals pursued by Pernod Ricard through its sponsorship actions. A cornerstone of the Group’s commitment to corporate citizenship, corporate sponsorship is considered as making a vital contribution to social progress, and very closely linked with the sustainable development policy defined by Pernod Ricard.

Corporate Sponsorship, openness to the world

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Terraces of the Centre Pompidou.

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ACQUISITION OF A MAJOR ARTWORK

In 2003, Pernod Ricard enabled the French state to conserve the “Tunnel Head”, an artwork by Julio Gonzalez (1876-1942), classified as a national art treasure. This major sculpture by this precursor of modern sculpture, was thus able to be included in the Centre Pompidou’s permanent collections.

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Contemporary art is at the heart of the cultural sponsorship policy, whereas scientific and humanitarian sponsorship is often related to water, the source of life that is central to the environmental concerns of the Group’s companies.

CULTURAL SPONSORSHIP

Pernod Ricard’s cultural sponsorship is a historical commitment to contemporary artistic expression: design, advertising objects, bottles, posters, right up to the covers of the annual report... all are part of this tradition of supporting contemporary art and particularly young artists.

In the 1960’s Paul Ricard created the cultural foundation that still bears his name today. Its vocation was to help painters display their work and become known. Travelling exhibitions were organised throughout France. Continuing this tradition, the company has now made the Espace Paul Ricard, in the heart of Paris, a much sought-after venue for exhibiting the work of the most talented painters.

For Francisco de la Vega, Group Vice-President, Corporate Communication, the choice of contemporary art stems from its role as a dynamic vehicle. As he sees it, “contemporary art is not an easy choice. It establishes a dialogue with artists who are not afraid to ‘break the rules’. It is a way of situating the company in its time”.

CONTEMPORARY ART AT THE CENTRE POMPIDOU

In France, the Centre Pompidou is the centre of contemporary art. Its collection is recognised worldwide and its thematic exhibitions are always of international interest.

Pernod Ricard’s partnership with the Centre goes back to 1997. At that time Pernod Ricard decided to contribute to the Museum’s renovation by bearing the costs of filling the basins of the terraces created by Renzo Piano with water. In this way the Group allied Art and Water.

This partnership made it possible to make private use of this prestigious setting for public relations events every year. Thus, in 2005, private visits of the Dada exhibition were organised to receive the Group’s key contacts in a privileged manner.

PERNOD RICARD, FIRST SPONSOR OF THE MUSEE DU QUAI BRANLY

In 2006, Pernod Ricard signed a new partnership with the Musée du Quai Branly located at the foot of the Eiffel Tower in Paris, to finance the ornamental ponds on the Museum’s terrace. “It was an ambitious project; the Musée du Quai Branly requested the help of companies which shared its values”, explains Martine Aublet, sponsorship consultant for the Museum. Pernod Ricard was the first company to make a commitment.

Dedicated to the Arts and Civilisations of Africa, Asia, Oceania and the Americas, the Quai Branly is a genuine crossroads of world cultures. This new location aims to help the public discover the planet’s great variety of artistic expression, reflecting their different regions and cultures. A cultural diversity so highly valued by Pernod Ricard, an international and multicultural Group, as reflected in its motto “Local roots, global reach”.

On the terrace of this amazing building, the architect Jean Nouvel had the groundbreaking idea of extending the perspective by creating water basins all around the building. These are called the “Bassins Paul Ricard”. The terrace offers a spectacular view of Paris, the Trocadero gardens and the banks of the Seine. Pernod Ricard’s financial support amounts to 1 million euros.

As with the Centre Pompidou, Pernod Ricard can derive private benefit from this magical place by organising international cultural events. This was the case in June 2006, when immediately following the official inauguration, the Group organised the first private evening function for its VIP contacts.

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The ponds on the terrace of the Quai Branly are named after Paul Ricard, in honour of the Group’s founder who was a major patron of the arts throughout his life.

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ART IN

THE ANNUAL REPORT

Since the publication of its very first annual report, Pernod Ricard has ordered an original work of art from an artist each year to illustrate the cover. The Group has thus put together a collection including such great names as César or Yvaral as well as aspiring young artists from France, Scotland, Poland, Canada and China. In 2006, the theme of Tribal Arts was chosen to celebrate the new partnership with the Musée du Quai Branly. The work on the cover of this year’s report is by the Australian artist Richard Allen.

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Since 2004, the Group has given young instrumentalists the opportunity to train as orchestra musicians by sponsoring the Atelier OstinatO.

40 Years

of commitment to the protection of the sea

ENVIRONMENTAL AND SCIENTIFIC SPONSORSHIP

THE PAUL RICARD OCEANOGRAPHICAL INSTITUTE

In 1966, most cities on the Mediterranean cost dumped their sewage directly into the sea. Only a few ecologists ahead of their time, like Paul Ricard, measured the extent and the dangers of this marine pollution. He managed to mobilise scientists, politicians, artists and professionals in the fishing and tourism sectors, launching a vast antipollution crusade.

Paul Ricard then decided to broaden his actions, by creating the Paul Ricard Oceanographical Institute on the Ile des Embiez. Its mission: discovering and educating people about the sea and protecting it. In other words, providing the public and scientists with means of information, study and observation of all types.

Over the years, a whole series of programmes have followed, in all fields related to water: biology, marine ecology, pollution, etc. Under the leadership of Professor Nardo Vicente, scientists have developed joint projects with a variety of public and private partners.

Educational tours organised around the theme of discovering an island environment are offered to schoolchildren. Students come to the Institute to prepare their research thesis.

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INTERVIEW WITH

PATRICIA RICARD

President of the Paul Ricard Oceanographical Institute

What is the purpose of the Institute?

A simple one: to make the public aware of the dangers and the extent of marine pollution (discharge of industrial waste and sewage, accidental pollution, etc.) and make scientific information accessible to the media.

To do so, the Institute hosts and finances basic research to understand the mechanisms of pollution and look for solutions.

How was the 40th anniversary commemorated?

The day was organised around debates, film screenings and workshops organised by associations which took place all over the island and were dedicated to the theme “The sea, the environment and instructions for use”.

About 1,500 visitors came to the Ile Des Embiez, including 450 members of the scientific community. Jean-Marie Pelt, President of the European Institute of Ecology attended as did many prominent scientists and representatives of associations. The participants called for mobilisation and increased environmental awareness, particularly focused on the Mediterranean and the marine world.

In addition to this special event, what are the Institute’s activities?

In addition to the research carried out by the scientific team, the Institute also has an ongoing educational mission aimed at making aware and training young people in environmental issues. An average of 5,000 pupils visit the Institute each year. Either in fighting pollution or protecting the great diversity of marine life, the Institute works concretely to promote respect for the environment and fight for the quality of life.

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Located in the Var “departement”, the Île des Embiez was acquired by Paul Ricard in 1958. Its 95 hectares offer an astonishing diversity.

Each year, the Institute is a partner for about 40 cultural events such as the Festival mondial de l’image sous-marine, the Paris Salon de la plongée and the Festival Science Frontières, in Marseille.

Since 2002, the Paul Ricard Oceanographical Institute has been associated with the European project I-Marq (Information on marine environment quality). This ambitious scientific programme brings together some 10 international laboratories and will make it possible to establish a system for providing information in real time on the quality of coastal water.

In recognition of its activities as a whole, the Institute was awarded the Grand Prix by the French Académie des Sciences.

In June 2006, Pernod Ricard brought together the scientific and environmental community on the Ile Des Embiez to celebrate the 40th anniversary of the Paul Ricard Oceanographical Institute.

Prominent figures present at the 40th anniversary.

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OCÉANORAMA ON LINE

The magazine “Océanorama on line”, accessible through the Internet site: www.institut-paul-ricard.org, as well as a number of publications and video recordings are produced by the Institute as tools to educate and increase awareness of the fragility of the marine world.

View of the Cavalière
landscape.

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At the ceremony for the signing of the agreement for transfer of the property, Didier Quentin, Deputy and President of the Conservatoire du littoral, stressed “the significance of this transfer testifies to the generosity of a French Group that has now become global, and the vision and foresight of its founder. Paul Ricard, who was a forerunner of environmental protection.”

DONATION TO THE CONSERVATOIRE DU LITTORAL

True to its commitment to protecting the environment, in June 2006, Pernod Ricard made a major donation to the Conservatoire du Littoral consisting of 83 hectares of pine forest, overlooking the sea at the Anse de Cavalière, at Le Lavandou, in the Var.

This property, which was purchased by Paul Ricard in 1960, adjoins the Ricard SA holiday centre. By offering this property to the Conservatoire du Littoral, Pernod Ricard made it accessible to the general public and, more especially, ensured its permanent preservation.

This donation, in the form of a sale for a token price of one euro, is the largest transfer from the private to the public domain that the Conservatoire du littoral has received for the last 10 years.

The Conservatoire will facilitate the public’s access to the property, thus enabling a large number of people to discover the site’s flora and fauna, while respecting and ensuring the preservation of the local ecosystem.

At the official donation ceremony, Patrick Ricard declared, “I am proud that Pernod Ricard is able to contribute in this way to the sustained protection of this coastline and this magnificent region where the Group began.”

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Q&A WITH

NELLY OLIN

French Minister of Ecology and Sustainable Development

What is your opinion of the Corporate and Social Responsibility Charter that Pernod Ricard has recently published?

My first reaction is to welcome a sincere commitment. You are not one of those companies whose sustainable development objectives amount to a few words in presentation brochures. In the case of Pernod Ricard, the Charter reflects the reality of what the group already practices. And the commitment to continue on this path draws on what you have already done for a great many years.

What are you thinking of in particular?

I was touched by the generosity of Pernod Ricard which this year transferred to the Conservatoire du Littoral a 83-hectare property outstandingly located at the Anse de Cavalière. This transfer is one step forward towards achievement of our “one third wild coastline” objective of protecting one third of our shores. Your founder, Paul Ricard, had a real vision of environmental issues and was able to pass on his convictions. It is very rare for a company to make a donation of this scale.

I am also thinking about your actions to protect the environment such as those conducted by the Oceanographical Institute which has recently celebrated its 40th anniversary. What we see there is not simply an intention but rather real achievements over the long-term.

The Conservatoire du Littoral’s activities are aimed at preventing the permanent loss of biological, aesthetic and cultural resources that should be the property and responsibility of everyone. It looks after 100,000 hectares of property and more than 800 kilometres of shoreline which, thanks to its efforts, are preserved in metropolitan France and overseas departments and territories.

HUMANITARIAN SPONSORSHIP

Water quality is essential for the preparation of Pernod Ricard products. This has made everyone in the Group highly conscious of the crucial importance of this resource and led Pernod Ricard to orientate its humanitarian sponsorship towards providing impoverished populations with access to drinking water. To do so, the Group supports “l’Appel”, an international organisation that carries out very concrete actions to help children and their families.

For over 30 years, “l’Appel” has brought together volunteers, doctors, engineers, and teachers with the same conception of solidarity and sustainable development to carry out health and educational actions to benefit the most underprivileged children in the world’s poorest countries.

For 2005 and 2006, the area chosen is Turtle Island, located to the North-West of Haiti. It is a particularly poor region, alternatively hit by severe droughts and cyclones or tropical storms. At the request of local leaders and with the agreement of the country’s official bodies, “l’Appel” launched a programme with the help of Pernod Ricard to construct drinking water tanks to collect rain water.

Pernod Ricard’s support has given new impetus to efforts to provide the island with clean water and within two years it will double the number of families who have access to a water tank. It will also enable the construction of 8 water tanks for primary schools and the renovation of the hospital’s water tanks.

“L’Appel” is an association which has proven its effectiveness over the years and operates under management that is both transparent and intelligent. The association maximises the benefits of its actions by also providing training in the handling of equipment. In doing so, it aims to help people to gradually acquire their autonomy.

Turtle Island.

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The destructions caused by the Tsunami.

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PARTICIPATORY

FINANCING

How was the sponsorship for Turtle Island financed? Starting from the principle that value would be enhanced with the commitment of all the managers, the Corporate Communication Department suggested to them that they choose to make a donation to a humanitarian association rather than receiving the traditional souvenir gift at the end of the annual congress. The donation was chosen unanimously.

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RECONSTRUCTION

AFTER THE TSUNAMI

Following the terrible tsunami in December 2004, Pernod Ricard mobilised its resources to contribute to reconstruction. Several major donations have been made by the Group and by the locally concerned subsidiaries. Locally, there is still a long way to go to erase the signs of the catastrophe. But reconstruction is underway:

•

The Red Cross is piloting a project financed by Pernod Ricard in Sri Lanka, in the Ampara district. Approximately 20,000 people are benefiting from an operation encompassing drainage, renovation of the water network and construction of a water purification plant. The project aims to minimise the risks of flooding and epidemics in the Kalmunaï region.

•

In Thailand, Pernod Ricard’s sales force gave up a trip to France, which its members had earned thanks to their outstanding performance, to offer the equivalent of the cost of the trip to the Rajaprajanughoh Foundation for the reconstruction of 4 schools in Phangna, Phuket, Krabi and Ranong, each for between 500 and 1,000 pupils.

[GRAPHIC APPEARS HERE]

FINANCIAL

Contents

118	General Information on the Company and its share capital
130	Corporate Governance
148	Report of the Chairman and CEO on internal control procedures
154	Management Report
170	Consolidated Financial Statements
222	Parent Company Financial Statements
249	Presentation and text of the resolutions proposed to the Annual General Meeting
261	Information on the reference document

119	General information on the Company and its share capital
121	General information on Pernod Ricard SA share capital
121	Amount of paid-up capital
121	Authorised and unissued share capital
123	OCEANE bonds (giving deferred access to share capital)
123	SIFA merger
123	Stock options
123	Changes in the share capital over the last five years
124	information regarding the breakdown of share capital and voting rights
127	The stock market for Pernod Ricard’s securities
127	Dividends (dividends distributed during the last five financial years)
127	Other legal information

General information on the Company and its share capital

Company name

Pernod Ricard

Registered Office

12, place des États-Unis, 75116 Paris

Legal form

Pernod Ricard is a French public limited company (Société Anonyme (SA)) governed by a Board of Directors.

Applicable law

Pernod Ricard is a French company, governed by the French Commercial Code.

Formation date and duration

The Company was formed on 13 July 1939 for a period of 99 years, expiring on the same day in 2038

Corporate purpose

The corporate purpose, as provided for in Article 2 of the Company’s bylaws, is set forth below in its entirety:

“The Company’s purpose is directly or indirectly:

•

the manufacture, purchase and sale of all wines, spirits and liqueurs, of alcohol and food products, the use, conversion and trading in all forms of finished or semi-finished products, by-products and substitutes generated by the main operations carried out in the distilleries or other industrial establishments of the same type. The above operations may be carried out on a wholesale, semi-wholesale or retail basis and in all locations, in France or outside France. Storage, purchases and sales falling within the above list;

•	the representation of any French or foreign entities, producing, manufacturing or selling products of the same type;
•

investments in any businesses or operations whatsoever, which may be related to the production and the trading of similar products in any form whatsoever, and the creation of new companies, contributions, subscriptions, purchases of securities or ownership rights under any form, etc.;

•

any operations connected to the hotel industry and the leisure industry in general, notably the investment by the Company in any companies, existing or to be created, businesses or operations whatsoever, that may be related to the hotel or leisure industries in general, it being specified that the Company may conduct all these transactions on its own account or on behalf of third parties, either acting alone or through equity investment, partnerships or through companies with any third parties or other companies, and carry them out in any form whatsoever (e.g., contributions, mergers, subscriptions or the purchase of securities or ownership rights, etc.);

•	investments in any industrial, commercial, agricultural, real estate, financial or other companies, whether existing or to be formed, and whether French or foreign;
•

the acquisition, disposal, exchange and any transactions involving shares, equity interests or partnership holdings, investment certificates, convertible or exchangeable bonds, equity warrants, bonds with equity warrants and, generally any securities and property rights whatsoever;

•	any agricultural, farming, arboriculture, breeding, wine-growing, etc, as well as any connected or derivative agricultural or industrial operations relating thereto; and
•

generally, all industrial, commercial, financial, movable or real property or securities operations related directly or indirectly to the above purposes or being capable of favouring their development.”

Registration number

The Company is registered with the Paris Commercial and Companies Register under number 582 041 943 RCS Paris.

Corporate documents concerning Pernod Ricard

Corporate documents (financial statements, minutes of Shareholders Meetings, Shareholders Meeting attendance registers, list of Directors, Statutory Auditors’ reports, bylaws, etc.) relating to the last three financial years may be consulted at Pernod Ricard’s registered office, located at 12, place des États-Unis, 75116 Paris.

Financial year

1 July to 30 June each year.

Allocation of net income in accordance with the bylaws

Net profit is comprised of the Company’s income as derived from the Income Statement net of overheads and other personnel expenses, asset depreciation, and all provisions for commercial or industrial contingencies, if any.

From the net profit, reduced when necessary by prior losses, at least five percent is withheld for transfer to the legal reserve. This deduction ceases to be mandatory once the legal reserve has reached an amount equal to one tenth of the share capital and recommences in the event that, for whatever reason, the legal reserve falls below one tenth of the share capital.

From the distributable profit, as determined in accordance with law, the amount necessary to pay an initial dividend of 6% of the fully paid up, unredeemed value of the shares has been withheld.

From the available surplus, the Ordinary Shareholders Meeting may withhold all amounts it considers appropriate, either to be carried forward to the following financial year or to be transferred to extraordinary or special reserves, with or without special allocations.

The balance is distributed among shareholders as an additional dividend.

The Ordinary Shareholders Meeting is authorised to deduct from non-statutory reserves set up in prior years any amounts that it considers should be either distributed to the shareholders or allocated to total or partial redemption of the shares, either capitalised or allocated to the repurchase and cancellation of shares.

In deliberating on the financial statements for the financial year, the Ordinary Shareholders Meeting has the right to grant each shareholder the option of a cash or stock dividend, for all or part of a dividend or interim dividend payment.

Shareholders Meetings

The shareholders meet every year at an Ordinary Shareholders Meeting.

CALL TO MEETINGS

The Shareholders Meeting, whether Ordinary, Extraordinary or Combined, is called by the Board of Directors.

Notice of these Meetings is given by placing an announcement in a newspaper authorised to carry legal announcements in the “departement” where the Company’s registered office is located as well as in the Bulletin des Annonces Légales Obligatoires (French Bulletin of Mandatory Legal Notices).

Shareholders who have been holders of registered shares for at least one month at the date of the notice of the Meeting, are convened to all Shareholders Meetings by ordinary letter.

CONDITIONS OF ADMISSION

The Shareholders Meeting is made up of all shareholders, whatever the number of shares they hold. No one may represent a shareholder at a Meeting if he/she is not a shareholder himself/herself or the spouse of a shareholder.

The right to attend or be represented at Shareholders Meetings is subject to:

•	for the holders of registered shares, the registration of their shares in a securities account at least five days prior to the meeting;
•

for the holders of bearer shares, the deposit, at least five days prior to the meeting, in the locations indicated in the Meeting notice, of a certificate of any authorised intermediary establishing the blocking of their shares until the date of the Meeting.

VOTING CONDITIONS

•

Multiple voting rights: a double voting right compared to the voting right for other shares, in light of the fraction of the authorised share capital they represent, is granted to all fully paid-up shares that can be shown to have been registered for at least ten years and commencing on 12 May 1986 inclusive, in the name of the same shareholder (Extraordinary Shareholders Meeting of 13 June 1986).

In the event of a share capital increase through the capitalisation of reserves, profits or additional paid-in capital, registered shares granted free of charge to a shareholder on the basis of existing shares for which he/she benefits from this right, shall also have double voting rights as from their issuance.

Any share converted into bearer form or the ownership of which is transferred loses the double-voting right.

•

Restriction on voting rights: each member of the Shareholders Meeting has as many votes as shares he/she possesses and represents, up to 30% of the total voting rights (Extraordinary Shareholders Meeting of 13 June 1986);

•

Declaration of statutory thresholds: any individual or corporate body acquiring a holding greater than 0.5% of the share capital must inform the Company of the total number of shares held by registered letter, with return receipt requested, within a period of fifteen days from the date on which this threshold is exceeded. This notification must be repeated, under the same conditions, each time the threshold is exceeded by an additional 0.5%, up to 4.5% inclusive.

In the event of non-compliance with the obligation mentioned in the foregoing paragraph, shares in excess of the non-declared amount shall be deprived of voting rights, at the request, as set forth in the minutes of the Shareholders Meeting, of one or more shareholders holding at least 5% of the share capital, for any Shareholders Meeting held until the expiration of the period stipulated by Article L.233-14 of the French Commercial Code following the date when the notification is made (Extraordinary Shareholders Meeting of 10 May 1989).

Clauses likely to have an impact on the control of Pernod Ricard

To Pernod Ricard’s knowledge, there is no agreement which, if implemented, could, at a later date, lead to a change in control.

General information on Pernod Ricard SA share capital

The conditions laid down by the bylaws for changes to the share capital and the rights attaching to shares comply in all respects with the legal provisions. The bylaws do not provide for any exceptional treatment and do not impose any special conditions.

AMOUNT OF PAID-UP CAPITAL

On 26 July 2006, the Board of Directors recorded a share capital increase following the exercise of stock subscription options; the share capital was thus increased to TWO HUNDRED AND NINETY-ONE MILLION FIVE HUNDRED AND NINETY THOUSAND FOUR HUNDRED AND SIXTY EUROS NINETY CENTS (291,590,460.90 euros), divided into NINETY-FOUR MILLION SIXTY-ONE THOUSAND FOUR HUNDRED AND THIRTY-NINE (94,061,439) fully paid shares of the same class.

AUTHORISED AND UNISSUED SHARE CAPITAL

The table below shows a list of the delegations of authority and authorizations that are currently valid (at 20 September 2006)

Type of autorisation	Source (resolution No.)	Maximum nominal share capital increase in euros	Duration	Expiration date	Use during the financial year ended 30 June 2006 and up to 20 September 2006	Characteristics

Share issues with preferential subscription rights

Authorisation to issue ordinary shares and/or securities giving access to the share capital	18th - AGM of 10.11.2005	200 million euros for shares 3 billion euros for debt securities granting access to the share capital	26 months	January 2008	None

All the issues of shares and debt securities made pursuant to the 19th, 20th and 24th resolutions - AGM of 10.11.2005 will reduce the ceilings defined in this resolution

These amounts may be increased by a maximum of 15%, in the event of additional requests (20th resolution - AGM of 10.11.2005)

Authorisation to increase the share capital by capitalisation of reserves, profits or additional paid-in capital or any other amounts that may be capitalised	24th - AGM of 10.11.2005	200 million euros	26 months	January 2008	None	Reduces the ceiling provided for in the 18th resolution - AGM of 10.11.2005

Authorisation to issue debt instruments that grant entitlement to the allocation of debt securities	23rd - AGM of 10.11.2005	3 billion euros	26 months	January 2008	None	N/A

Type of autorisation	Source (resolution No.)	Maximum nominal share capital increase in euros	Duration	Expiration date	Use during the financial year ended 30 June 2006 and up to 20 September 2006	Characteristics

Share issues without preferential subscription rights

Authorisation to issue ordinary shares and/or securities giving access to the share capital	19th - AGM of 10.11.2005	30% of the share capital for shares at the authorisation date 3 billion euros for debt securities giving access to the share capital	26 months	January 2008	None

Reduces the ceiling under the 18th resolution - AGM of 10.11.2005

All the issues of shares and debt securities made pursuant to the 20th, 21st and 22nd resolutions - AGM of 10.11.2005 will reduce the ceilings defined in this resolution

These amounts may be increased by a maximum of 15%, in the event of additional requests (20th resolution - AGM of 10.11.2005)

Authorisation to issue equity securities and securities giving access to the share capital in consideration of contributions in kind granted to the Company in the form of equity securities or securities giving access to the share capital

	21st - AGM of 10.11.2005	Statutory ceiling (10% of the share capital)	26 months	January 2008	None	Reduces the ceilings provided for in the 19th resolution - AGM of 10.11.2005

Authorisation to issue equity securities and securities giving access to the Company’s share capital in the event of a public exchange offer launched by the Company	22nd - AGM of 10.11.2005	30% of the share capital for the shares at the authorisation date 3 billion euros for debt securities giving access to the share capital	26 months	January 2008	None	Reduces the ceilings provided for in the 19th resolution - AGM of 10.11.2005

Share issues reserved for employees

Stock options to be granted to employees and directors	18th - AGM of 17.05.2004	Statutory ceiling	38 months	July 2007	Stock option plans - August 2005 and June 2006	N/A

Free allocation of existing shares or shares to be issued	25th - AGM of 10.11.2005	1% of share capital (at the authorisation date)	26 months	January 2008	None	N/A

Authorisation to carry out share capital increases reserved for the members of a company savings plan via the issue of ordinary shares and/or securities giving access to share capital	26th - AGM of 10.11.2005	2% of share capital (at the authorisation date)	26 months	January 2008	None	N/A

Share buyback programme

Share buyback programme	13th - AGM of 10.11.2005	10 % of share capital	18 months	June 2007	Shares held in reserve Stock option plan - June 2006	Maximum purchase price: 210 euros

Cancellation of shares	17th - AGM of 10.11.2005	10 % of share capital	24 months	November 2007	None	N/A

OCEANE BONDS

(GIVING DEFERRED ACCESS TO SHARE CAPITAL)

On 13 February 2002, Pernod Ricard made a bond issue of €488,749,999 represented by 4,567,757 bonds convertible into new shares and/or exchangeable for existing shares (OCEANE) with a nominal value of €107 each. The term of this loan was 5 years and 322 days as from 13 February 2002. The normal full redemption was thus to take place on 1 January 2008 via repayment at a price of €119.95 per OCEANE bond. The OCEANE bonds bore interest at 2.50% per annum, payable in arrears on 1 January of each year.

The exercise period to convert or exchange the OCEANE bonds was from 13 February 2002 to the seventh working day preceding the redemption date.

As from 14 February 2003, following the share capital increase through the capitalisation of reserves and creation of new shares on the basis of one bonus share for four existing shares, the allocation ratio of the OCEANE bonds was adjusted with one bond thereafter giving the right to conversion and/or exchange for 1.25 Pernod Ricard share. The conversion ratio per share was €95.96.

At 30 June 2005, 4,567,614 OCEANE bonds remained in issue, 143 bonds having been exchanged for 178 Pernod Ricard shares in May 2005.

On 21 July 2005, the General Meeting of bondholders decided to revise the terms and conditions of these bonds and granted Pernod Ricard an option for early redemption, in exchange for the immediate payment of €3.53 per OCEANE bond. If Pernod Ricard decided to exercise this option, it would also be required to pay an additional €4.50 per OCEANE bond presented for conversion.

On 28 July 2005, Pernod Ricard decided to exercise this option with effect on 20 September 2005. Requests for conversion were exercised in respect of 2,716,606 OCEANE bonds on 31 August 2005 and 1,846,874 OCEANE bonds on 9 September 2005. Taking account of the conversion ratio, 3,395,754 Pernod Ricard shares were created on 31 August 2005 and 2,308,584 shares were created on 9 September 2005.

On 20 September 2005, the 4,134 outstanding bonds were redeemed at a unit price of €114.52, increased by the interest of €1.92014 per bond payable for the period between 1 January 2005 and 19 September 2005, representing a total of €116.44 per OCEANE bond.

Thus on 20 September 2005, no OCEANE bond remained outstanding.

SIFA MERGER

Pernod Ricard’s Extraordinary Shareholders Meeting held on 10 November 2005 approved the proposed merger of SIFA (the assets of which primarily consisted of a shareholding of 7,215,373 Pernod Ricard shares), with an effective date as of 16 January 2006 and resolved to issue 7,215,373 new shares in consideration for this contribution.

The same Shareholders Meeting resolved to cancel the Pernod Ricard shares contributed by SIFA as of 16 January 2006.

Accordingly, Pernod Ricard’s share capital has remained unchanged since this merger.

STOCK OPTIONS

During the financial year, 389,209 stock options were exercised pursuant to the 18 December 2001 and 11 February 2002 stock option plans set up in favour of the personnel of the Pernod Ricard Group and 389,209 shares were therefore created during the financial year ended 30 June 2006. The Board of Directors recorded this share capital increase at its meeting on 26 July 2006. The number of Pernod Ricard shares that may still be created by exercising the stock options in force as of 30 June 2006, amounts to 1,383,986 shares.

CHANGES IN THE SHARE CAPITAL OVER THE LAST FIVE YEARS

Share capital opening balance	Shares	Year	Type of transaction	Ratio	Effective date	New shares issued	Issue and conversion premium	Shares in the capital	Share capital closing balance

FRF1,127,733,200.00	56,386,660	2001	Conversion into euros	N/A (1)	31.10.2001	N/A	N/A	56,386,660	€174,798,646.00

€174,798,646.00	56,386,660	2003	Exercise of stock options	N/A	28.01.2003 (2)	605	€73.90	56,387,265	€174,800,521.50

€174,800,521.50	56,387,265	2003	Bonus share issue	1 for 4	14.02.2003	14,096,816	N/A	70,484,081	€218,500,651.10

€218,500,651.10	70,484,081	2005	Share capital increase	N/A	26.07.2005	17,483,811	€112.90	87,967,892	€272,700,465.20

€272,700,465.20	87,967,892	2005	Conversion of OCEANE bonds	1.25 for 1	31.08.2005	3,395,754	€88.46	91,363,646	€283,227,302.60

€283,227,302.60	91,363,646	2005	Conversion of OCEANE bonds	1.25 for 1	09.09.2005	2,308,584	€88.46	93,672,230	€290,383,913.00

€290,383,913.00	93,672,230	2006	Exercise of stock options	N/A	26.07.2006 (2)	389,209	€58.50/€62.10	94,061,439	€291,590,460.90

(1)	N/A = not applicable.
(2)

Shares resulting from stock options were created as and when the stock options were exercised. The dates mentioned are the dates when the Board of Directors recorded the corresponding share capital increases.

INFORMATION REGARDING THE BREAKDOWN OF SHARE CAPITAL AND VOTING RIGHTS

Breakdown of share capital and voting rights

	Situation at 20.09.2006			Situation at 21.09.2005			Situation at 17.05.2004

Shareholders	Number of shares	% of share capital	% of voting rights*	Number of shares	% of share capital	% of voting rights*	Number of shares	% of share capital	% of voting rights*

Paul Ricard SA (1)	8,942,907	9.51%	16.91%	8,852,296	9.45%	15.30%	8,520,671	12.1%	18.9%

Société Immobilière et Financière pour l’Alimentation (SIFA) (2)	—	—	—	7,215,373	7.70%	13.43%	7,215,373	10.2%	16.3%

Directors and Management of Pernod Ricard	1,452,196	1.54%	2.22%	815,752	0.87%	1.35%	812,761	1.2%	1.7%

Shares held by Pernod Ricard employees	1,257,309	1.34%	1.93%	1,304,509	1.39%	1.89%	1,472,669	2.1%	2.7%

Kirin International Finance B.V. (Netherlands) (3)	3,428,144	3.64%	3.53%	—	—	—	—	—	—

Franklin Ressources, Inc & Affiliates (4)	3,780,653	4.02%	3.89%	3,732,233	3.98%	3.48%	—	—	—

Caisse des Dépôts et Consignation (CDC Ixis) (5)	3,102,889	3.30%	3.20%	3,562,192	3.80%	3.32%	3,488,619	4.9%	4.1%

Société Générale Group (6)	1,012,481	1.07%	1.04%	2,705,610	2.89%	2.52%	2,424,340	3.4%	2.9%

Crédit Agricole Asset Management (7)	2,430,769	2.58%	2.50%	1,928,297	2.06%	1.80%	357,589	0.5%	0.4%

Ecureuil Gestion FCP (8)	1,939,987	2.06%	2.00%	1,939,987	2.07%	1.81%	—	—	—

FRM Corp et Fidelity International Limited (USA)	—	—	—	—	—	—	1,993,785	2.8%	2.4%

CNP Assurances (9)	1,090,645	1.16%	1.12%	1,090,645	1.16%	1.02%	—	—	—

BNP Paribas (10)	1,068,814	1.14%	1.10%	1,071,591	1.14%	1.00%	863,076	1.2%	1.0%

Platinium Asset Management (Australia) (11)	951,602	1.01%	0.98%	—	—	—	—	—	—

Groupama (12)	753,550	0.80%	0.78%	753,550	0.80%	0.70%

UBS AG (UK) (13)	476,543	0.51%	0.49%	717,615	0.77%	0.67%	—	—	—

DNCA Finance (14)	515,900	0.55%	0.53%

M & G Investments (UK) (15)	421,604	0.45%	0.43%	421,604	0.45%	0.39%

Atout France Europe Pernod Ricard				—	—	—	400,000	0.6%	0.5%

- Shares held by subsidiaries	3,209,032	3.41%	—	—	—	—	—	—	—

- Treasury shares	3,079,722	3.27%	—	3,268,574	3.49%	—	1,981,036	2.8%	—

- Others and public	55,146,692	58.64%	57.34%	54,292,402	57.98%	51.32%	40,954,162	58.2%	49.1%

Total	94,061,439	100%	100%	93,672,230	100%	100%	70,484,081	100%	100%

*	Although there is only one class of shares, shares held for ten years in registered form are entitled to double voting rights.

We only report here on the most recent declaration for each declaring shareholder. Declarations that are more than two years old and have not been updated are no longer taken into account.

(1) Paul Ricard SA is wholly-owned by the Ricard family. The declaration includes the shares held by the SNC le Garlaban, that is controlled within the meaning of Article L.233-3 of the French Commercial Code for 291,000 shares and the shares held by Lirix, which is affiliated within the meaning of Article L.621-18-2 of the French Monetary and Financial Code, for 108,000 shares. On 17 February 2006, Paul Ricard SA, Le Garlaban, Ms Danièle Ricard, Mr Rafaël Gonzalez-Gallarza, Mr César Giron and Mr François-Xavier Diaz declared that they had, acting in concert, crossed over the threshold of 10% of the share capital of Pernod Ricard and that they hold in concert 9,431,995 Pernod Ricard shares representing 16,980,473 voting rights, i.e. 10.05% of the Company’s share capital and 17.49% of its voting rights. It is to be noted that Mr Rafaël Gonzalez-Gallarza joined the existing parties acting in concert at the time of the signing of a shareholders agreement between Paul Ricard SA and Mr. Rafaël Gonzalez-Gallarza which is described in the section entitled Shareholders’ agreement.

On 27 March 2006, Paul Ricard SA, Le Garlaban, Ms Danièle Ricard, Mr Rafaël Gonzalez-Gallarza, Mr César Giron and Mr François-Xavier Diaz declared that they had, acting in concert with Kirin International Finance B.V., crossed over the threshold of 20% of the voting rights of Pernod Ricard, and hold in concert 12,860,139 shares and 20,408,617 voting rights, i.e. 13.70% of the share capital and 21.03% of the voting rights. It is to be noted that Kirin International Finance B.V. joined the existing parties acting in concert at the time of the signing of a shareholders’ agreement between Paul Ricard SA, Kirin International B.V. and Kirin Brewery Company Ltd which is described in the section entitled Shareholders’ agreements.

(2) Société Immobilière et Financière pour l’Alimentation (SIFA) was merged into Pernod Ricard in accordance with the decision of the Extraordinary Shareholders Meeting of 10 November 2005, with an effective date of 16 January 2006.

The shareholders of SIFA, namely Santa Lina, a wholly-owned subsidiary of Pernod Ricard, Kirin International Finance B.V. and Mr Rafaël Gonzalez-Gallarza became direct shareholders of Pernod Ricard. On 30 January 2006, Mr Rafaël Gonzalez-Gallarza produced a declaration stating that he held 567,335 shares, i.e. 0.60% of the share capital. The shareholding of Kirin International Finance B.V. is shown in this table. The shares owned by Santa Lina are shown as held by subsidiaries in this table. A declaration was made to Pernod Ricard on 30 January 2006.

(3) Declaration of 30 January 2006.

(4) Declaration of 25 August 2005.

(5) Declaration of 02 March 2006.

(6) Declaration of 17August 2006.

(7) Declaration of 12 July 2006.

(8) Declaration of 26 April 2004.

(9) Declaration of 27 July 2005.

(10) Declaration of 14 April 2006.

(11) Declaration of 11 April 2006.

(12) Declaration of 13 June 2005.

(13) Declaration of 20 June 2006.

(14) Declaration of 20 June 2006.

(15) Declaration of 14 September 2005.

None of the shareholders referred to in the above table hold different voting rights in that the provisions of the bylaws in respect of the voting rights apply to all shareholders, including the shareholders referred to in the above table.

At 20 September 2006, there were 97,096,356 voting rights.

At the same date, employees held 1,257,309 shares representing 1.3% of the share capital and 2% of voting rights.

Report on treasury shares

To all shareholders,

Pursuant to Article L.225-209 of the French Commercial Code, we are reporting on the share purchases carried out in the period that has just ended, as authorised by the Shareholders Meeting

Under the share buyback programme authorised by the Shareholders Meeting of 10 November 2005, 232,676 shares were acquired on the stock market between 1 June 2006 and 14 June 2006 at a weighted average cost of €152.05 per share.

The shares were all transferred to the reserve for the stock option plan set up on 14 June 2006.

Using the authorisations conferred to it by the Extraordinary Shareholders Meeting of 17 May 2004, the Board of Directors set up two Pernod Ricard stock purchase option plans:

On 25 July 2005, a stock option plan with regard to 378,309 shares, in favour of senior management with high-level responsibilities within the Group or senior management or other employees who have demonstrated strong professional commitment to the Group and to reward outstanding personal achievements. This stock option plan came into effect on 11 August 2005 and covered 378,309 shares granted under stock purchase options to 485 beneficiaries at a price of €136.38 each. The grant price for the options corresponds to the average trading price of the Pernod Ricard share over the 20 trading sessions prior to launch of the plan. No discount was applied to this average price. Options may be exercised and sales may be made as from 12 August 2009.

On 14 June 2006, a stock option plan with regard to 888,867 shares, in favour of senior management with high-level responsibilities within the Group or senior management or other employees who have demonstrated strong professional commitment to the Group and to reward outstanding personal achievements. This stock option plan came into effect on 14 June 2006 and covered 888,867 shares granted under stock options to 555 beneficiaries at a price of €151.47 each. The grant price for the options corresponds to the average trading price of the Pernod Ricard share over the 20 trading sessions prior to launch of the plan. No discount was applied to this average price. Options may be exercised and sales may be made as from 15 June 2010.

At 20 September 2006, the total number of treasury shares amounted to 3,079,722 (3.27% of the share capital). These shares were all allocated to be held in reserve for future stock-option plans implemented.

Additional information on the shareholders

According to the most recent TPI (Identifiable Bearer Shares) survey, it is estimated that there are 96,000 Pernod Ricard shareholders. Overall, non-French investors hold approximately 35% of the share capital (at 27 July 2006).

To Pernod Ricard’s knowledge, there is no shareholder holding more than 5% of the share capital or voting rights which is not included in the table on the Breakdown of share capital and voting rights.

There is no individual or corporate body that exercises directly or indirectly, on his own or jointly, or acting in concert, control over Pernod Ricard’s share capital.

To the Company’s knowledge of the Company, there have not been any significant changes in the breakdown of the Company’s share capital during the last three financial years, other than those shown in the table on the Breakdown of share capital and voting rights.

Pernod Ricard is the only Group company listed on the Stock Market (in Paris).

However, within the scope of the Allied Domecq integration, the Pernod Ricard Group now controls Corby Distilleries Limited, of which it holds 46% of the share capital and 51% of the voting rights, which is listed on the Toronto (Canada) Stock Market.

Shareholders’ agreements

Pernod Ricard was notified on 8 February 2006 of the signing of a shareholders’ agreement between Mr Rafaël Gonzalez-Gallarza and Paul Ricard SA; pursuant to this agreement, Mr Rafaël Gonzalez-Gallarza undertakes to consult Paul Ricard SA prior to any Pernod Ricard Shareholders Meeting in order for them to vote the same way. Furthermore, Mr Rafaël Gonzalez-Gallarza undertook to notify Paul Ricard SA of any additional purchase of Pernod Ricard shares and/or voting rights, and also undertook not to purchase any Pernod Ricard shares if such a transaction would force Paul Ricard SA and the parties acting in concert to launch a takeover bid for Pernod Ricard. Finally, Paul Ricard SA has a pre-emption right with regard to any Pernod Ricard shares which Mr Rafaël Gonzalez-Gallarza may wish to dispose of.

Paul Ricard SA, Kirin International Finance B.V. and Kirin Brewery Company Ltd (“Kirin”) signed on 22 March 2006, in the presence of Pernod Ricard, a shareholders’ agreement pursuant to which Paul Ricard SA and Kirin undertook to consult one another before each Shareholders Meeting in order to vote the same way. Furthermore, Kirin undertook not to sell its Pernod Ricard shares for a certain period of time, and a pre-emption right was granted to Paul Ricard SA if Kirin were to sell its shares after the end of this period.

Percentages of share capital and voting rights held by all the members of the Board of Directors, management and supervisory bodies of Pernod Ricard

Members of the Board of Directors	Nombre of shares at 20.09.2006	Percentage of share capital at 20.09.2006	Nomber of voting rights at 20.09.2006	Percentage of voting rights at 20.09.2006

Executive officers

Mr Patrick Ricard (Chairman of the Board of Directors and Chief Executive Officer)	632,876	0.67%	1,259,122	1.30%

Mr Pierre Pringuet (Managing Director and Member of the Board of Directors)	38,848	0.04%	38,848	0.04%

Non-executive Directors

Mr Richard Burrows	58,438	0.06%	58,438	0.06%

Mr François Gérard	48,005	0.05%	48,130	0.05%

Mr Rafaël Gonzalez-Gallarza	567,335	0.60%	567,335	0.58%

Ms Françoise Hémard	29,916	0.03%	30,372	0.03%

Ms Danièle Ricard	75,205	0.08%	150,410	0.15%

Paul Ricard SA represented by Ms Béatrice Baudinet (1)	8,942,907	9.51%	16,414,992	16.91%

Independent Directors

Mr Jean-Dominique Comolli	63	N/S	63	N/S

Lord Douro	275	N/S	275	N/S

Mr Didier Pineau-Valencienne	710	N/S	710	N/S

Mr Gérard Théry	225	N/S	225	N/S

Mr William H. Webb	300	N/S	300	N/S

N/S = not significant.

(1) Includes the shares held by Paul Ricard SA, SNC le Garlaban that is controlled within the meaning of Article L.233-3 of the French Commercial Code and Lirix an affiliated company within the meaning of Article L.621-18-2 of the French Monetary and Financial Code.

THE STOCK MARKET FOR PERNOD RICARD’S SECURITIES

Pernod Ricard shares

The Pernod Ricard shares are traded on the Eurolist Market (Compartment A) of Euronext Paris S.A. (deferred settlement system). Volumes traded during the last 18 months are shown in the chapter on Shareholders in the magazine part of the annual report.

In 1993, Pernod Ricard established an ADR (American Depository Receipt) programme sponsored by the Bank of New York (OTC market). Due to the small volumes traded, a decision was made to close this programme with effect as from 30 June 2006.

OCEANE bonds

Pernod Ricard 2.50% February 2002/January 2008 OCEANE bonds were either converted early or redeemed.

DIVIDENDS

(DIVIDENDS DISTRIBUTED DURING THE LAST FIVE FINANCIAL YEARS)

A table showing the dividends distributed during the last five years is included at the end of the Notes to the parent Company financial statements.

OTHER LEGAL INFORMATION

Annual information document

(Article 221-1-1 of the AMF general regulation)

In accordance with the provisions of Article 221-1-1 of the AMF general regulation, the annual information document set out below refers to all the information published by the Company or made public during the last twelve months, in one or more States that are parties to the Agreement on the European Economic Area or in one or more non-member States, in order to satisfy its legislative or regulatory obligations with regard to financial instruments and financial instruments markets.

LIST OF INFORMATION PUBLISHED DURING THE LAST 12 MONTHS

Press release

www.amf-France.org

www.pernod-ricard.com

•	Retention of Montana in Pernod Ricard’s portfolio (19.10.2005);
•	Sale of assets to Fortune Brands (21.10.2005);
•	Financial calendar 2005/2006 (04.11.2005);
•	Sales for the first quarter 2005/2006 (10.11.2005);
•	Sale of Pernod Ricard’s interest in Britvic (09.12.2005);
•	Sale of Dunkin Brands (12.12.2005);
•	Sale of Glen Grant, Old Smuggler and Braemar to Campari (22.12.2005);
•	Reorganisation of Pernod Ricard (11.01.2006);
•	Finalisation of the sale of the Allied Domecq brands (31.01.2006);
•	Sales for the first half of financial year 2005/2006 (09.02.2006);
•	Sale of Dunkin Brands (01.03.2006);
•	Merger of the Pernod Ricard and Corby businesses on the Canadian market (08.03.2006);
•	Sales of Glen Grant, Old Smuggler and Braemar (15.03.2006);
•	Financial results for the first half of financial year 2005/2006 (23.03.2006);
•	Dispute between Pernod Ricard and Russian Standard with regard to Stolichnaya (06.04.2006);
•	Donation by Pernod Ricard of the “Collines de Cavalière” to the Conservatoire du littoral (French coastline protection organisation) (24.04.2006);
•

Counter-guarantee given by Pernod Ricard with regard to the payment obligations of its subsidiaries, Allied Domecq Ltd and Allied Domecq Financial Services LTD with regard to their Medium Term Notes (28.04.2006);

•	Sales for the first 9 months 2005/2006 (11.05.2006);
•	Opening of negotiations between Pernod Ricard and FKP (18.05.2006);
•	Financial calendar 2006/2007 (15.06.2006);
•	Publication of the Sustainable Development Charter (19.06.2006);
•	Finalisation of the transaction entered into between Pernod Ricard and Corby (29.06.2006);
•	Appointments of Bruno Rain and Emmanuel Babeau (03.07.2006);
•	Renewal of the Zubrowka distribution contract (06.07.2006);
•	Annual sales 2005/2006 (27.07.2006);
•	Pernod Ricard is confident in its defence of the rights to the Havana Club brand in the United States (08.08.2006);
•	Annual results 2005/2006 – Total success of Allied Domecq integration (21.09.2006);
•	Pernod Ricard USA sells Rich & Rare and Royal Canadian brands to Sazerac company (02.10.2006);
•	Pernod Ricard and Corby Distilleries LTD announce transaction closing (02.10.2006).

Documents published

in the Bulletin des Annonces Légales Obligatoires (BALO)

www.journal-officiel.gouv.fr

•	Notice of the proposed merger of SIFA into Pernod Ricard (07.10.2005);
•	Mandatory published notice of the Combined Annual Shareholders Meeting of 10 November 2005 (07.10.2005);
•	Notice of the Combined Annual Shareholders Meeting of 10 November 2005 (26.10.2005);
•	Annual financial statements for the year ended 30 June 2005 prior to the Shareholders Meeting (31.10.2005);
•	Sales from 1 July 2005 to 30 September 2005 (excluding VAT) (16.11.2005);
•	Voting rights following the Combined Shareholders Meeting of 10 November 2005 (21.11.2005) (published on the AMF website on 15.11.2005);
•	Annual financial statements at 30 June 2005 (12.12.2005);
•	Voting rights at 16 January 2006 (25.01.2006);
•	Sales from 1 July to 31 December 2005 (excluding VAT) (17.02.2006);
•	Consolidated financial statements (12.05.2006)
•	Sales from 1 July 2005 to 31 March 2006 (excluding VAT) (15.05.2006);
•	Voting rights at 30 June 2006 (04.08.2006);
•	Sales from 1 July 2005 to 30 June 2006 (excluding VAT) (07.08.2006);
•	Notice of the Combined Ordinary and Extraordinary Shareholders Meeting of 7 November 2006 (02.10.2006).

Documents filed with the Commercial Registry

www.infogreffe.fr

•	SIFA merger project agreement of 30 September 2005;
•	Report by the merger auditor of 7 September 2005;
•	Extract from the minutes of the Board of Directors meeting of 21 September 2005 – Share capital increase and amendments to the bylaws;
•	Bylaws updated as of 21 September 2005;
•	Filing of the annual financial statements – financial year ended 30 June 2005;
•	Minutes of the Extraordinary Shareholders Meeting of 10 November 2005 – decision to reduce the share capital;
•	Minutes of the Board of Directors meeting of 21 September 2005;
•

Minutes of the Extraordinary Shareholders Meeting of 10 November 2005 - renewal of the terms of office of Directors – expiration of the terms of office of Directors – end of the term of office of the principal statutory auditor – renewal of the term of office of the substitute statutory auditor – renewal of the term of office of the principal statutory auditor – increase and reduction in the share capital – merger;

•	Bylaws updated as of 10 November 2005;
•	Extract of the minutes of the Board of Directors meeting of 8 February 2006 – recording the final actual value of the shares created following the merger of SIFA into Pernod Ricard;
•	Declaration of compliance of 31 March 2006 – merger of SIFA into Pernod Ricard;
•	Extract of the minutes of the Board of Directors meeting of 26 July 2006 with regard to a share capital increase;
•	Bylaws updated at 26 July 2006.

Documents made available to the shareholders

Registered office of Pernod Ricard

12, place DesÉtats-Unis

75116 Paris

•	Combined Shareholders Meeting of 10 November 2005;
•	A copy of the BALO of 7 October 2005 containing the mandatory published notice of the Shareholders Meeting;
•	A copy of the BALO of 26 October 2005 and a copy of the journal of legal announcements “Affiches Parisiennes et Départementales” of 26 October 2005 containing Notice of the Shareholders Meeting;
•	A copy of the file sent to the shareholders giving notice of the Shareholders Meeting and of all the documents intended to provide them with information (D133 and D135);
•	Copies of, and acknowledgements of receipt for, the registered letters sent to the Statutory Auditors and the merger auditors giving them notice of the meeting;
•	Proxies of the shareholders who were represented by proxy holders;
•	Mail voting forms;
•	Financial statements at 30 June 2005 (BALO of 31 October 2005);
•	Board of Directors’ report on the merger of SIFA into Pernod Ricard;
•	Annual report and reference document for the financial year ended 30 June 2005;
•	A copy of the merger agreement of 30 September 2005;
•

A copy of the BALO of 7 October 2005 and a copy of the journal of legal announcements “Affiches Parisiennes et Départementales” of 7 October 2005 containing notice of the planned merger of SIFA into Pernod Ricard;

•	The court order appointing the Merger Auditors;
•	Reports by the Statutory Auditors and Merger Auditors;
•	Draft resolutions;
•	A copy of the bylaws.

Trading in the Pernod Ricard share

www.amf-France.org

www.pernod-ricard.com

•	Declarations of the transactions carried out by the executive directors with regard to the Company’s securities:
•	dated 15.11.2005;
•	dated 13.12.2005;
•	dated 02.01.2006;
•	dated 04.01.2006;
•	dated 06.01.2006;
•	dated 30.01.2006;
•	dated 03.04.2006;
•	dated 15.05.2006;
•	dated 02.08.2006;
•	dated 03.08.2006.
•	Declarations of the transactions carried out by the Company with regard to its own shares:
•	dated 09.06.2006;
•	dated 15.06.2006;
•	dated 04.07.2006.

Reporting on clauses in shareholders’ agreements

www.amf-France.org

•	Shareholders agreement entered into between Paul Ricard SA, Kirin Brewery Company Limited and Kirin International Finance B.V., in the presence of Pernod Ricard (22.03.2006)

Documents published outside France (6-K)

www.sec.gov

•

Notice of Shareholders Meeting, published in each of Bulletin Des Annonces Légales Obligatoires and La Tribune on Friday, 7 October 2005. Notice of a Contemplated Merger, published in Le Publicateur Légal on Friday, 7 October 2005 (11.10.2005);

•

Board of Directors Report relating to the merger of Société Immobilière et Financière pour l’Alimentation (“SIFA”) with and into Pernod Ricard, presented to the Shareholders Meeting of Pernod Ricard dated 10 November 2005 (14.10.2005);

•	Press release in English published on Wednesday, 19 October 2005. Press release in French published on Wednesday, 19 October 2005 (21.10.2005);

•	Legal notice relating to two capital increases of Pernod Ricard bringing its share capital to 290,383,913 euros and the number of shares to 93,672,230 dated 21 October 2005 (21.10.2005);
•	English translation of the 2004/2005 Pernod Ricard Annual Report (31.10.2005);
•	Notice of Financial Calendar 2005/2006, dated 4 November 2005 (8.11.2005);
•	Press release, dated 10 November 2005, regarding Pernod Ricard’s 2005/2006 1st Quarter Net Sales (10.11.2005);
•

Press release, dated 9 December 2005, regarding Pernod Ricard’s sale of its approximate holding of 51 million shares in BRITVIC Plc in connection with the proposed listing of that company on the London Stock Exchange on 14 December 2005 (12.12.2005);

•	Press release, dated 12 December 2005, entitled “Pernod Ricard sells Dunkin’ Brands Inc. to Bain Capital, The Carlyle Group and Thomas H. Lee Partners” (13.12.2005);
•	Press release, dated 22 December 2005, entitled “Pernod Ricard announces the disposal of Glen Grant, Old Smuggler and Braemar to Campari” (23.12.2005);
•	Press release, dated 11 January 2006, entitled “Pernod Ricard streamlines its structure: New organisation of 4 major regions and 4 brand owners” (17.01.2006);
•	Press release, dated 31 January 2006, entitled “Pernod Ricard – Fortune Brands: Finalisation of the Allied Domecq brands disposals” (01.02.2003);
•	Press release, dated 9 February 2006, entitled “2005/2006 interim net sales : +66.7%” (01.03.2006);
•	Press release, dated 1 March 2006, entitled “Pernod Ricard finalises the disposal of Dunkin’ Brands Inc. to Bain Capital, The Carlyle Group and Thomas H. Lee Partners” (02.03.2006);
•	Press release, dated 8 March 2006, entitled “Pernod Ricard & Corby Distilleries announce combined strategic approach to Canadian market” (08.03.2006);
•	Press release, dated 15 March 2006, entitled “Pernod Ricard completes the disposal of Glen Grant, Old Smuggler and Braemar to Campari” (16.03.2006);
•	Press release, dated 23 March 2006, entitled “Pernod Ricard: 1st half year 2005/2006” (24.03.2006);
•

English language summary of relevant portions of notices regarding Pernod Ricard SA (the “Company”) transmitted to the French Financial Markets Authority (Autorité Des marchés financiers) (the “AMF”) on 9 February 2006 and 23 March 2006 on behalf of shareholders of the Company (30.03.2006);

•

Press release, dated 28 April 2006, regarding the counter guarantee by Pernod Ricard of payment obligations of its subsidiaries, Allied Domecq Ltd and Allied Domecq Financial Services LTD, with respect to certain Medium Term Notes (03.05.2006);

•	Press release, dated 11 May 2006, regarding the “Sales for the first nine months (at 31 March 2006): +67.4%” (11.05.2006);
•	Press release, dated 16 May 2006, regarding the interim consolidated financial statements as at 31 December 2005 (16.05.2006);
•

Press release, dated 18 May 2006, regarding Pernod Ricard’s announcement on the beginning of discussions with FKP Soyuzplodoimport regarding the impact of the discussions with FKP in relation with discussions with the SPI Group (18.05.2006);

•	Press release, dated 16 June 2006, regarding Pernod Ricard’s “Financial Calendar 2006/2007” (16.06.2006);
•	Press release, dated 20 June 2006, regarding Pernod Ricard’s publishing of its Sustainable Development Charter on the 40th anniversary of the Paul Ricard Oceanographical Institute (20.06.2006);
•	Press release, dated 29 June 2006, entitled “Pernod Ricard and Corby Distilleries to close transaction no later than 29 September 2006” (05.07.2006);
•	Press release, dated 6 July 2006, entitled “Pernod Ricard renews the distribution contract for the Polish Vodka Zubrowka with CEDC” (10.07.2006);
•	Press release, dated 27 July 2006, entitled “2005/2006 full-year sales: + 68%” (28.07.2006);
•	Press release, dated 9 August 2006, entitled “Pernod Ricard is confident of its defence of the rights to the Havana Club brand in the USA” (09.08.2006);
•	Press release, dated 21 September 2006, entitled “2005/2006 Annual Results/Total success of Allied Domecq integration” (21.09.2006);
•	Notice of Shareholders Meeting, published in each Bulletin Des Annonces Légales Obligatoires (BALO) and les Echos, 2 October 2006 (03.10.2006);
•	Press release entitled “Pernod Ricard USA sells Rich & Rare and Royal Canadian brands to Sazerac company” (03.10.2006);
•	Press release entitled “Pernod Ricard and Corby Distilleries LTD announce transaction closing” dated 2 October 2006 (03.10.2006).

131	Bodies in charge of Corporate Governance and Board of Directors
131	Composition of the Board of Directors
135	Comments on the composition of the Board of Directors
138	Role and operation of the Board of Directors
139	Committees of the Board of Directors
141	Assessment of the Board of Directors
142	Statutory Auditors

143	Interests of Senior Management and Executive Directors: remuneration, stock option programmes
143	Amount of executive directors’ remuneration
144	Directors’ remuneration policy
144	Senior managements’ remuneration policy and allocation of stock options to executive directors
147	Employee profit-sharing

Bodies in charge
of Corporate Governance and Board of Directors

COMPOSITION OF THE BOARD OF DIRECTORS

Member’s first name and surname or corporate name	Date of first appointment	Date of expiry of term of office (1)	Corporate offices held outside the Group at 30.06.2006	Offices held outside the Group that have expired during the last 5 years

Chairman and Chief Executive Officer

Mr Patrick Ricard	15.06.1978 (2)	2007/2008

-  Director of Société Générale

-  Director of Provimi SA

-  Member and Vice-Chairman of the Supervisory Board of Paul Ricard SA(an unlisted company that is a shareholder of Pernod Ricard SA)

-  Director of Altadis (Spain)

				- Chairman of the FEVS (French Federation of Exporters of Wines & Spirits) from 12 March 2002 to 24 March 2005
Managing Director

Mr Pierre Pringuet	17.05.2004	2007/2008	None	None

Non-executive directors

Mr Richard Burrows, Joint Managing Director until 31 December 2005	17.05.2004	2007/2008	- Governor of Bank of Ireland Group Plc (Ireland) - Director of Development Consultants International Ltd (Ireland)	- Director of Entreprise Trust (until 1 December 2003) - Director of Irish Management Institute (until 1 December 2003) - Director of Cork University Foundation

Mr François Gérard	10.12.1974	2005/2006	- Director of Soc. Strike Intern. (Morocco)	- Manager of Piétaterre (until March 2003)

Mr Rafaël Gonzalez-Gallarza	05.05.1998	2007/2008	- Chairman of the Board of Directors of Prensa Malagueña SA - Director of Endesa	None

Ms Françoise Hémard	09.06.1983	2007/2008	None	None

Ms Danièle Ricard	16.06.1969	2008/2009

-  Chairman of the Management Board of Paul Ricard SA

-  Manager of SNC Le Garlaban

-  Chairman of the Board of Directors of Bendor SA

-  Chairman of the Board of Directors of Les Embiez SA

-  Chairman of the Board of Directors of the Société d’Aménagement des Hôtels de Bendor et des Embiez

				None

Paul Ricard SA represented by Ms Béatrice Baudinet	09.06.1983	2008/2009

Member’s first name and surname or corporate name	Date of first appointment	Date of expiry of term of office (1)	Corporate offices held outside the Group at 30.06.2006	Offices held outside the Group that have expired during the last 5 years

Independent Directors

Mr Jean-Dominique Comolli	06.05.1997	2008/2009

-  Chairman of the Board of Directors of Seita

-  Chairman of the Board of Directors of Altadis (Spain)

-  Director of Logista (Spain)

-  Vice-Chairman of the Supervisory Board of the Régie des Tabacs (Morocco)

-  Director of Aldeasa (Spain)

-  Member of the Board of Directors of the Établissement Public de l’Opéra Comique

-  Director of Calyon

				- Joint Chairman of Altadis (Spain) (until 29 June 2006)

Lord Douro	07.05.2003	2008/2009

-  Chairman of Company Richemont Holdings (UK) Ltd (United Kingdom)

-  Director of Compagnie Financière Richemont AG (Switzerland)

-  Director of Global Asset Management Worldwide (United Kingdom)

-  Director of Sanofi –Aventis

-  Commissioner of English Heritage

				- Chairman of Framlington Group (United Kingdom) (until 31 October 2005)

Mr Didier Pineau-Valencienne	07.05.2003	2008/2009

-  Honorary Chairman of Schneider Electric SA and Square D

-  Senior Advisor of Crédit Suisse (United Kingdom)

-  Member of the Supervisory Board of Lagardère SA

-  Director of Fleury Michon SA

-  Chairman and Partner of Sagard (private equity)

				- Member of the Supervisory Board of Aventis - Director of AON - Director of Vivarte - Director of INSEAD - Director of the Fondation de France - Director of Wendel Investissement SA

Mr Gérard Théry	04.05.1999	2008/2009	- Director of ERAP	- Chairman of the Génération Numérique unit trust (until 2004)
			- Management of GTA

Mr William H. Webb	07.05.2003	2008/2009

-  Director of The Elie Wiesel Foundation for Humanity

-  Member of the Advisory Council of the American Australian Association

-  Member of the Executive Committee of the International Tennis Hall of Fame

-  Director of Macquarie Infrastructure Company (United States – a company listed on the New York Stock Exchange)

-  Director of the Foreign Policy Association

-  Corporate office with Altria Group, Inc. (previously Philip Morris Companies Inc.)

-  Director of Kraft Foods, Inc. (from March 2001 until August 2002)

-  Corporate office with the Alvin Ailey American Dance Theater

-  Corporate office with the Business Council of New York State

(1)	This term of office expires at the close of the Annual Shareholders Meeting approving the financial statements for the financial year mentioned.
(2)	Date of appointment as Chairman and Chief Executive Offi cer.

Other offices held in the Group at 30 June 2006

Mr Patrick Ricard Chairman and Chief Executive Officer	French companies	Director	Martell & Co SA

Pernod Ricard Finance SA

		Permanent representative of Pernod Ricard on the Board of Directors	Cusenier SA

JFA SA

Pernod SA

Pernod Ricard Europe SA

Santa Lina SA

Établissements Vinicoles
Champenois SA (EVC)

Galibert et Varon SA

Ricard SA

		Permanent representative of Santa Lina on the Board of Directors	Compagnie Financière des Produits Orangina SA (CFPO)

		Member of the Management Board	Pernod Ricard Asia SAS

		Permanent representative of Pernod Ricard on the Management Board	Pernod Ricard North America SAS

		Permanent representative of Martell Mumm Perrier-Jouët on the Board of Directors	Renault Bisquit SA

	Non-French companies	Chairman	Comrie Ltd

Austin Nichols and Co Inc

		Director	Peri Mauritius Ltd

Chivas Brothers Pernod Ricard Ltd

Distillerie Fratelli Ramazzotti Spa

World Brands Duty Free Ltd

Irish Distillers Group Ltd

Pernod Ricard España SA

Pernod Ricard Swiss SA

Polairen Trading Ltd

Sankaty Trading Ltd

Populous Trading Ltd

PR Acquisition II Corp

Suntory Allied Limited

		Member of the Supervisory Board	Wyborowa SA

Agros Holding SA

Mr Pierre Pringuet	French	Chairman and Chief Executive Officer	Santa Lina SA
Managing Director	companies

		Chairman of the Board of Directors	Pernod Ricard Finance SA

		Chairman	Lina 3 SAS

Lina 5 SAS

Lina 6 SAS

Lina 7 SAS

Lina 8 SAS

		Director	Pernod Ricard Europe SA

Pernod SA

Ricard SA

Martell & Co SA

G.H. Mumm & Cie SA

Champagne Perrier-Jouët SA

		Permanent representative of Pernod Ricard	Compagnie Financière des Produits
		on the Board of Directors	Orangina SA (CFPO)

		Member of the Management Board	Pernod Ricard Asia SAS

Pernod Ricard North America SAS

	Non-French companies	Director	Austin Nichols and Co Inc

Pernod Ricard Asia Duty Free Ltd

Irish Distillers Group Ltd

Pernod Ricard Belgium SA

Pernod Ricard España SA

Distillerie Fratelli Ramazzotti Spa

Scitrium Europe Investments BV

Pernod Ricard Japan KK

Taylor Burnham Industries BV

Pernod Ricard Pacific Holding Pty Ltd

Treat Venture LLC

Seagram India Pte Ltd

Chivas Brothers Pernod Ricard Ltd

Suntory Allied Limited

Havana Club Holding SA

		Member of the Supervisory Board	Georgian Wines & Spirits Company LLC

Pernod Ricard Deutschland GmbH

Pernod Ricard Nederland BV

		Chairman of the Board	Pernod Ricard Swiss SA

		Manager	Havana Club Know-How

		Chairman of the Supervisory Board	Wyborowa SA

Agros Holding SA

Mr Richard Burrows	Non-French companies	Chairman	Irish Distillers Group Ltd
Managing Director
(until 31 December 2005)*		Director	Chivas Brothers (Holdings) Ltd

Gallwey Liqueurs Ltd

Mr François Gérard	French	Director	Martell & Co SA
Director	companies
Pernod SA

*

The retirement of Richard Burrows was announced in a press release on 11 November 2005. Mr Richard Burrows ceased his duties as Managing Director on 31 December 2005 but has remained Director of the Company.

Furthermore, it is to be noted that the term of office of Mr Jean-Claude Beton as a Director, which expired at the Annual Shareholders Meeting on 10 November 2005, was not renewed as Mr Jean-Claude Beton had decided not to seek a new term of office.

COMMENTS ON THE COMPOSITION OF THE BOARD OF DIRECTORS

Members of the Board of Directors

The Board of Directors is composed of 13 members, 8 Directors being elected for a term of 6 years and 5 Directors having a four-year term of office. This reduction in the length of directorships from 6 to 4 years was decided by the Extraordinary Shareholders Meeting of 17 May 2004.

From among its members, the Board elects its Chairman who must be an individual. At the close of the Annual Shareholders Meeting of 31 May 2002, the Board decided not to separate the duties of Chairman of the Board from those of Chief Executive Officer and to confirm the existing single-person structure considering that this was the structure that was best adapted to the Company’s current circumstances. The Directors hold shares of the company at levels which must always exceed the minimum of 50 shares provided by the bylaws. These are registered shares.

Pernod Ricard conforms to the independence criteria as set out in the AFEP-MEDEF Consolidated Report on Corporate Governance, namely: “a Director is independent when he/she does not maintain any relationship of any kind with the company or group or its management, which may compromise the exercise of his/her independent judgment”.

In compliance with these criteria, five Directors are considered as Independent Directors. These are Mr Jean-Dominique Comolli, Mr Gérard Théry, Mr Didier Pineau-Valencienne, Mr William H. Webb and Lord Douro.

There is no employee-elected Director.

NAME, BUSINESS ADDRESS, MANAGEMENT EXPERTISE AND EXPERIENCE, OTHER OFFICES PREVIOUSLY HELD OUTSIDE THE GROUP DURING THE LAST FIVE YEARS, OTHER SIGNIFICANT ACTIVITIES PERFORMED AND FAMILY CONNECTIONS WITH THE BOARD OF DIRECTORS

Information as of 30 June 2006 (except for the number of Pernod Ricard shares held)

Mr Patrick Ricard

61 years old, French citizen.

Business address: Pernod Ricard – 12, place des États-Unis, 75116 Paris.

Mr Patrick Ricard held 632,876 Pernod Ricard shares at 20 September 2006.

On leaving the Perier high school in Marseille, and after a number of long trips abroad, Mr Ricard spent one year working with Seagram, the No. 1 in the Wine & Spirits industry at that time. Mr Patrick Ricard then started his career with Ricard. He worked in all departments, from production to sales, and became Branch Director in 1970, then Deputy Managing Director and Director. He was also a Director of Pernod between 1973 and 1974. In 1975, following the merger between Pernod and Ricard, he was appointed Deputy Managing Director of Pernod Ricard, where he has been Chairman and Chief Executive Officer since 1978.

In addition to the offices described above, Mr Patrick Ricard was also Chairman of the Club d’Observation Sociale de l’Institut de l’Entreprise in 1987, Director of Eridania Beghin-Say and Chairman of the Fédération des Exportateurs de Vins & Spiritueux de France (FEVS) between 12 March 2002 and 24 March 2005.

Mr Patrick Ricard is the son of Mr Paul Ricard, the founder of Ricard SA, and the brother of Ms Béatrice Baudinet and Ms Danièle Ricard, who are also members of the Board of Directors of Pernod Ricard.

Mr Pierre Pringuet

56 years old, French citizen.

Business address: Pernod Ricard – 12, place des États-Unis, 75116 Paris.

Mr Pierre Pringuet held 38,848 Pernod Ricard shares at 20 September 2006.

A graduate of Ecole Polytechnique and graduate engineer from the Ecole des Mines de Paris in 1975, Mr Pringuet started his career in 1976, as official representative to the Prefect of Lorraine, then, in 1978, to the Director General of Industry. A technical advisor to Mr Michel Rocard in various ministries between 1981 and 1985, he then went on to hold the duties of Director of the agricultural and food industries in the French Ministry of Agriculture. In 1987, he joined the private sector: he was appointed Vice-President, Development of Pernod Ricard, and went on to become Managing Director of Société pour l’Exportation des Grandes Marques (SEGM) between 1989 and 1996. Chief Executive Officer, and then Chairman and Chief Executive Officer of Pernod Ricard Europe in 1996, he was appointed to the General Management of Pernod Ricard in 2000, where he currently holds the post of Managing Director.

Mr Richard Burrows

60 years old, Irish nationality.

Business address: Bank of Ireland – Lower Baggot Street, Dublin 2, Ireland.

Mr Richard Burrows held 58,438 Pernod Ricard shares at 20 September 2006.

A graduate of Wesley College in Dublin, Mr Richard Burrows trained as a chartered accountant. He joined the Irish Distillers Group in 1971, and was appointed Managing Director of The Old Bushmills Distillery in 1972, Managing Director of the Irish Distillers Group in 1976, then Chief Executive Officer in 1978. In 1991, he became the Chairman of Irish Distillers, which had become a Pernod Ricard subsidiary in 1988. Deputy Managing Director and then Managing Director of the Pernod Ricard Group from 2000 to 2005, he is currently a Director of Pernod Ricard, an office to which he was appointed on 17 May 2004.

In addition to the offices described above, Mr Richard Burrows was Chairman of the Irish Business and Employers Confederation and Non-executive director of Coras Iompair Eireann and Friend First Life Insurance Co until 2000, Director of Cork University Foundation and a member of the Supervisory Board of Wilshire Financial Services Ltd. He also held the office of Chairman of the National Development Corporation.

Mr François Gérard

66 years old, French citizen.

Business address: Pernod Ricard – 12, place des États-Unis, 75116 Paris.

Mr François Gérard held 48,005 Pernod Ricard shares at 20 September 2006.

A graduate of ESSEC in 1962, with an MBA from Columbia University in 1964, he exercised his skills as a financial analyst with Lazard France (Paris) from 1965 to 1968. He then began to work for the Wines & Spirits sector where he joined Compagnie Dubonnet Cinzano. Between 1976 and 1985, he was appointed Managing Director and then Chairman and Chief Executive Officer of Cusenier SA. In 1986, he became Chairman and Chief Executive Officer of SIAS MPA, a position he held until 2001. Mr François Gérard has been a Director of Pernod Ricard since 10 December 1974.

In addition to the offices described above, Mr François Gérard was the Manager of Piétaterre until March 2003.

Mr Rafaël Gonzalez-Gallarza

71 years old, Spanish citizen.

Business address: Pernod Ricard España, C/Manuel Marañon 8, 28043 Madrid (Spain).

Mr Rafael Gonzalez-Gallarza held 567,335 Pernod Ricard shares at 20 September 2006.

After advanced legal studies in Madrid, he obtained an advanced degree in Comparative Law in Luxembourg (1960), and became a UNESCO expert with the Administration for Development in Tangiers then an official in the OECD Development Centre in Paris between 1968 and 1973. In 1976, he joined the Spanish Ministry of Justice for a two-year term as Technical Secretary General, a position he subsequently held from 1980 to 1982 with the Government Presidency. From 1985 onwards, he chaired the Larios group until it was purchased by Pernod Ricard in 1997.

In 1998, he was appointed Chairman of Pernod Ricard Larios, a position he held until 2004; he has been a Director of Pernod Ricard since 1998.

Among the various offices described above, Mr Rafael Gonzalez-Gallarza is Chairman of the Board of Directors of Prensa Malagueña SA, which has published the Diario SUR of Malaga since 1997.

Ms Danièle Ricard

67 years old, French citizen.

Business address: Paul Ricard SA – Ile des Embiez, Le Brusc, 83140 Six-Fours-les-Plages.

Ms Danièle Ricard held 75,205 Pernod Ricard shares at 20 September 2006.

Member of the Management team and Director of Ricard SA between 1967 and 1975, Ms Danièle Ricard has held a seat on the Board of Directors of Ricard SA, now Pernod Ricard, since 1969. Chairman and CEO of Paul Ricard SA until 2004, she became Chairman of the company’s Management Board in 2005.

Ms Danièle Ricard is the daughter of Mr Paul Ricard, the founder of Ricard SA, and the sister or Mr Patrick Ricard, Chairman and CEO of Pernod Ricard and Ms Béatrice Baudinet, Director.

Ms Françoise Hémard

74 years old, French citizen.

Ms Françoise Hémard held 29,916 Pernod Ricard shares at 20 September 2006.

Ms Françoise Hémard has been a Director of Pernod Ricard continuously since her initial appointment on 9 June 1983.

Ms Françoise Hémard was married to Mr Jean Hémard (now deceased), a former Chairman of Pernod SA and Pernod Ricard. Alongside Mr Paul Ricard, Mr Jean Hémard initiated and arranged the merger between Pernod and Ricard.

Ms Béatrice Baudinet, for Paul Ricard SA

65 years old, French citizen.

Business address: Paul Ricard SA – Ile des Embiez, Le Brusc, 83140 Six-Fours-les-Plages.

Ms Béatrice Baudinet held 471 Pernod Ricard shares at 20 September 2006.

Paul Ricard SA holds 8,942,907 Pernod Ricard shares at 20 September 2006.

Following in the family tradition, Ms Béatrice Baudinet, born Ricard, chose to devote her time in particular to raising awareness about the maritime environment and its preservation through Paul Ricard SA, where she was the Chief Executive Officer before being appointed Chairman of the Supervisory Board. Furthermore, when she was the Chairman of Domaine de Barbossi, a vineyard in the Alpes-Maritimes department, she contributed to the success of the Santo Estello hotel and residential centre, which receives holidaymakers and hosts company seminars in the Provence region of France.

Ms Béatrice Baudinet is the daughter of Mr Paul Ricard, the founder of Ricard SA, and the sister of Mr Patrick Ricard, Chairman and CEO of Pernod Ricard, and of Ms Danièle Ricard, a Director.

Mr Jean-Dominique Comolli

58 years old, French citizen.

Business address: Altadis SA – 182-188, avenue de France, 75639 Paris Cedex 13.

Mr Jean-Dominique Comolli held 63 Pernod Ricard shares at 20 September 2006.

A graduate of the Institut d’Etudes Politiques in Paris, with a Masters in political science and a former student of the ENA (André Malraux class of 1975-1977), Mr Jean-Dominique Comolli started his career as a high-ranking civil servant and an aide to the Ministry of the Budget from 1977 to 1981. A technical advisor to Laurent Fabius, while he was Secretary of State for the Budget between 1981 and 1983, he then went on to be an official representative and then technical advisor to Pierre Mauroy and Laurent Fabius while they were Prime Ministers until 1986. He was then appointed assistant manager of the Budget department until 1988, where he was successively assistant principal private secretary to the Minister of Economy and then principal private secretary of the Secretary of State for the Budget. In 1989, he became

Director-General of Customs, then Chairman of the Customs Cooperation Council in 1992. From 1993 to 1999, he was Chairman and Chief Executive Officer of Seita. He handled its privatisation in 1995 and also the merger with Tabacalera to form Altadis, one of the leading players worldwide in the tobacco and distribution markets, and he is currently Chairman of the Board of Directors of this company.

Lord Douro

61 years old, British citizen.

Business address: Richemont Holdings (U.K.) Ltd – 15 Hill Street, London W1J 5QT (United Kingdom).

Lord Douro held 275 Pernod Ricard shares at 20 September 2006.

Lord Douro holds a Master of Arts in Political Science, Philosophy and Economics from Oxford University. He was a Member of the European Parliament in Strasbourg from 1979 to 1989. During his career, he was also Vice-Chairman of the Guinness Mahon bank between 1988 and 1991, Chairman of Dunhill Holdings from 1990 to 1993 as well as Vice-Chairman of Vendôme Luxury Group and then Chairman of the Board of Directors of Sun Life & Provincial Holdings Plc from 1995 to 2000. Until October 2005, Lord Douro chaired the Framlington Group, a company specialising in the management of shares in the United Kingdom.

In addition to the various offices described above, Lord Douro has been the Commissioner of English Heritage since 2003. He has also been appointed as President of King’s College in London.

Mr Didier Pineau-Valencienne

75 years old, French citizen.

Business address: Sagard – 24, rue Jean Goujon, 75008 Paris.

Mr Didier Pineau-Valencienne held 710 Pernod Ricard shares at 20 September 2006.

A graduate of HEC, with a degree from Dartmouth University and an MBA from Harvard Business School, Mr Pineau-Valencienne joined the Banque Parisienne pour l’Industrie as a Member of the Management team in 1958, then Secretary to the General Management and finally Director until 1967. He joined Société Carbonisation et Charbons Actifs (Ceca SA) in 1968 and became its Chairman in 1972. From 1974 to 1980, he was Director of Management Control and Strategy and Planning of Rhône-Poulenc SA, Managing Director of the Polymers and Petrochemicals division and member of the Executive Committee of Rhône-Poulenc. In 1981, he assumed management duties with Schneider, as Chairman and CEO until 1999.

Among other offices held, he was Chairman of the Association française des entreprises privées (1999/2001) and Director of a number of companies, including Axa Financial Inc. (1993-2003), Wendel Investissement, Swiss Helvetia Fund, Aventis, AON and Vivarte. Mr Pineau-Valencienne was also a Director of Insead and the Fondation de France.

His qualities as a manager and senior management executive have led to him receiving a number of distinctions. The Nouvel Economiste thus voted him Manager of the Year in 1991, while the Franco-American Chamber of Commerce voted him Man of the Year in 1993. Mr Pineau-Valencienne was also elected Chairman of the social committee of the CNPF (now the MEDEF) in 1997.

Mr Gérard Théry

73 years old, French citizen.

Business address: GTA – 15, rue Raynouard, 75016 Paris.

Mr Gérard Théry held 225 Pernod Ricard shares at 20 September 2006.

A graduate of Ecole Polytechnique and a former student at the Ecole Nationale Supérieure des Télécom in Paris, Mr Théry successively held the positions of Director General of Telecoms between 1974 and 1987, Advisor to the Chairman of Société Générale from 1984 to 1989 and finally Director of Organisation at Renault between 1989 and 1992. In 1995, he was appointed as Chairman of the Cité des Sciences et de l’Industrie, a post he held until 1998. He also chaired the Board of the Génération numérique unit trust until 2004.

In addition to the offices described above, Mr Gérard Théry was Chairman of the Fondation Mécénat Musical Société Générale and the Albert Costa de Beauregard Association. He chairs the Norbert Segard Foundation.

Mr William H. Webb

67 years old, Australian citizen.

Business address: Riverina Enterprises – One East Putnam Avenue, Greenwich, Connecticut 06830 (USA).

Mr William H. Webb held 300 Pernod Ricard shares at 20 September 2006.

A graduate of the University of Melbourne in 1959, with an MBA from Columbia University, Mr William H. Webb joined Philip Morris in 1966 where he was given responsibility for the Group’s growth in Asia, Australia and Canada. He became Chairman and Chief Executive Officer of Benson & Hedges (Canada) Inc in 1978.

In 1984, he became Managing Director for the Australia/New Zealand region before being appointed as Executive Vice President of Philip Morris International in New York in 1987. From 1990 to 1993, he was the Chairman of Philip Morris Asia/Pacific and was appointed as Chairman of Philip Morris International in 1993. In 1997, he assumed the position of Chief Operating Officer of Philip Morris Companies Inc., which he held until 2001. He was then appointed Vice-Chairman of the Board of Philip Morris Companies and Chief Operating Officer until August 2002.

Former Director of Kraft Foods Inc. (March 2001 - August 2002), Mr Webb is now a member of several Boards of Directors, as described in the table set out above.

No conviction for fraud, association with bankruptcy and no conviction of any offence and/or official public sanction

To Pernod Ricard’s knowledge,

•	during the last five years, none of the members of the Board of Directors and none of the Managing Directors has been convicted of fraud;
•

none of the members of the Board of Directors and none of the Managing Directors has been associated, over the last five years, with any bankruptcy, compulsory administration or liquidation as a member of any body responsible for corporate governance, Supervisory Board or Board of Directors or as a Managing Director; and

•

no conviction of any offence and/or no official public sanction has been issued against any of the members of the Company’s Board of Directors or any of the Managing Directors by statutory or regulatory authorities (including designated professional organisations).

Service contracts

The Board of Directors has authorised the Group to sign a service contract with Mr. Richard Burrows. The purpose of the contract is that Mr Burrows represent Pernod Ricard’s interests within the Scotch Whisky Association.

No other member of the Board of Directors and no Managing Directors have any service contracts with Pernod Ricard or any of its subsidiaries that provide for benefits to be granted when the contract ends.

No potential conflicts of interest

To the Company’s knowledge, there are no potential conflicts of interest between the duties of any of the members of the Company’s Board of Directors with regard to the issuer and any such member’s private interests and/or other duties.

Employee representatives

Pernod Ricard’s sole employee representative body is represented on the Board of Directors by Mr Sebastien Hubert and Mr Thibault Cuny. This representation became effective at the Board of Directors meeting of 16 March 2005.

Renewal of terms of office

The term of office of one Director is due to expire at the Ordinary Shareholders Meeting of 7 November 2006. This is the term of office of Mr François Gérard.

The renewal of the term of office of Mr François Gérard for a term of 4 years will be put to the vote of the shareholders at the Ordinary Shareholders Meeting of 7 November 2006.

ROLE AND OPERATION OF THE BOARD OF DIRECTORS

Pernod Ricard adheres to the principles of corporate governance in force in France as they result from the Viénot reports (July 1995 – July 1999) and Bouton report (September 2002) and takes the necessary steps to comply with them. To supplement the legal, regulatory and statutory aspects, the internal regulations of the Board of Directors specify the rules and methods of operation of the Board. They deal, in particular, with the issues of procedures to be applied, confidentiality and disclosure of conflicts of interest. They confirm the various rules in force with regard to the conditions for trading in the Company’s shares on the stock market, the obligations to make declarations and publication requirements relating thereto. As the Directors regularly receive insider information, they must refrain from trading in the company’ shares during the fifteen-day periods prior to publication of the company’s financial results and sales.

The Directors receive the information they require to fulfil their role. The written texts and documents in support of matters on the agenda, are sent to them sufficiently in advance to enable them to prepare effectively for each meeting.

A Director may ask for any explanations or the production of additional information and, more generally, submit to the Chairman any request for training or access to information which might appear to it to be appropriate. The Board is regularly informed of the state of the sector and its developments and competition and the main operational managers periodically present to it their businesses and outlook.

The Board of Directors reviews Group strategy and ensures its implementation. It is asked to make a decision with regard to any material management transaction or significant investment or divestment. Furthermore, at each meeting, it reviews in detail the Group’s performance: changes in sales, financial results, debt and cash flow.

During the financial year ended 30 June 2006, the Board of Directors met nine times with an attendance rate of 96%. Meetings lasted three hours on average. The Board approved the annual and interim financial statements, prepared for the Combined Shareholders Meeting and performed acts of day-to-day management.

More specifically, following the acquisition of Allied Domecq, the Board examined and periodically discussed the conditions for integrating these new activities, decided to dispose of a certain number of assets, particularly the QSR (Quick Service Restaurants) business and determined the terms and conditions for termination of the alliance entered into with Fortune Brands for the acquisition of Allied Domecq.

Decisions were moreover made to make early redemption of OCEANE bonds and to close the ADR programme in the United States and with regard to the conditions for the SIFA/Pernod Ricard merger.

The Board examined and approved the features of the August 2005 and June 2006 stock option plans.

As part of its discussions and decisions on strategy, the Board of Directors also examined a certain number of proposed acquisitions or disposals.

The Board of Directors delegates responsibility to its specialised Committees for preparation of specific topics submitted for its approval.

COMMITTEES OF THE BOARD OF DIRECTORS

Four committees handle subjects in the area for which they have been given responsibility and submit their opinions and recommendations to the Board: the Strategic Committee, the Audit Committee, the Remuneration Committee and the Appointments Committee.

Strategic Committee

Chairman:	Mr Patrick Ricard
Members:	Mr François Gérard

Mr Rafaël Gonzalez-Gallarza

Ms Danièle Ricard

The Strategic Committee met six times during the 2005/2006 financial year. Its primary area of responsibility is to prepare strategic orientations submitted for approval of the Board of Directors.

Audit Committee

The Audit Committee was established on 29 January 2002.

Chairman:	Mr Didier Pineau-Valencienne

(Independent Director)

Members:	Mr François Gérard

Mr Gérard Théry

(Independent Director)

In addition to the operational charter adopted in June 2002, the Audit Committee adopted its internal regulations at the Board of Directors’ meeting of 18 March 2003. It met six times during the 2005/2006 financial year, with an attendance rate of 100%.

MAIN ROLES OF THE AUDIT COMMITTEE

The main functions of the Audit Committee are as follows:

•

ensuring the appropriateness and consistency of the accounting policies adopted for the preparation of the consolidated financial statements and the parent company financial statements and for the appropriate treatment of material transactions at Group level;

•	analysing the options available when preparing the financial statements;
•	examining the scope of consolidation and, where appropriate, the reasons why some companies may not be included;
•

giving the Board of Directors its opinion on the renewal or appointment of the Statutory Auditors, the quality of their work and the amount of their fees and ensuring that the rules guaranteeing their independence are complied with;

•	examining any matters of a financial or accounting nature which are referred to it by the Board of Directors;
•	examining material risks and off-balance sheet commitments.

REPORT ON THE WORK CARRIED OUT DURING THE 2005/2006 FINANCIAL YEAR

In accordance with its internal regulations and in liaison with the Statutory Auditors and the Finance, Accounting and Internal Audit departments, the Audit Committee’s work mainly related to the following issues:

•	review of the main provisions of French and non-French legislation or regulations, reports and commentaries with regard to audit and corporate governance matters;
•	examination of the legacy American obligations inherited from Allied Domecq, and the work required to comply with such obligations;
•	analysis of the interim financial statements at 31 December 2005 and work on the opening balance sheet in the context of the Allied Domecq acquisition;
•

analysis of the consolidated financial statements at 30 June 2006 (these financial statements were reviewed at the Audit Committee meeting on 18 September 2006): the Audit Committee met with Management and the Statutory Auditors in order to discuss the financial statements and their reliability for the Group as a whole;

•	monitoring the Group’s cash flow and debt;
•	approval of the Group Audit plan for 2006/2007, that uses a risk based approach.
•	risk management:

In the context of Allied Domecq integration, the Audit Committee reviewed all the work relating to the transition risks, including, in particular:

•	making subsidiaries fully aware of key risks identified in respect of integration of activities;
•	implementation of adequate transition procedures;
•	performance of work with the objective of validating, firstly, the correct application of the transition procedures and, secondly, the satisfactory nature of risk management and control;
•	preparation of the overall Group summary of risk management and control.
Implementation of these different initiatives enabled assurance to be obtained as to the satisfactory nature of control and management of transition risks.

When the Financial Security Act entered into force in France as from 1 August 2003, the Group sent all its subsidiaries a self-assessment questionnaire making it possible to evaluate whether their internal controls were adequate and effective. Based on the Group’s internal control principles, the questionnaire covers corporate governance practices, operational matters, computer support and risk analysis. Responses to the questionnaires were documented and reviewed An analysis of these responses was presented to the Audit Committee during the meeting on 18 September 2006.

•	examination of the Internal Audit reports:

Audit resources during the 2005/2006 financial year were largely devoted to managing the transition risks (ongoing assistance to the subsidiaries with regard to integration and “on-site” investigations).

Its other engagements during the financial year mainly involved:
•	an audit of strategic Brand Owners that were not audited during the previous two financial years;
•	follow-up on past audits.

The Audit Committee approved the recommendations of all the audit reports issued and checked on the degree of progress made in implementing the recommendations from past audits.

2006/2007 PROGRAMME

The Audit Committee plans to meet six times in 2006/2007. Focus will be particularly placed in the coming financial year on:

•	risk management;
•	work related to compliance with the American obligations arising from the Allied Domecq acquisition;
•	continued performance of audit engagements.

Remuneration Committee and Appointments Committee

During the 2005/2006 financial year, a decision was made to separate the functions of the Remuneration and Appointments Committee that had previously been established.

Between 1 July 2005 and 21 September 2005, the date of holding of the Board of Directors meeting that approved the new organisation of these two Committees, this Committee was composed of the following members:

Chairman:	Mr Jean-Dominique Comolli

(Independent Director)

Members:	Lord Douro

(Independent Director)

Ms Danièle Ricard

During this period, two meetings were organised (on 6 July and 8 September 2005). The attendance rate of the members of this Committee during these two meetings was 100%.

REMUNERATION COMMITTEE

This Committee was established on 21 September 2005.

President:	Mr Jean-Dominique Comolli

(Independent Director)

Members:	Lord Douro

(Independent Director)

Mr William H. Webb (1)

(Independent Director)

During the 2005/2006 financial year, the Remuneration Committee met 2 times with a 88% attendance rate.

(1) Mr William H. Webb was appointed as a member of the Remuneration Committee as from 21 September 2005 to replace Ms Danièle Ricard.

MAIN ROLES OF THE REMUNERATION COMMITTEE AND THE APPOINTMENTS COMMITTEE

During the 2005/2006 financial year, no decision was made to change the wording of the Internal Regulations of the Remuneration and Appointments Committee as approved at the Board of Directors meeting on 2 November 2004.

However, in order to adapt better to the new organisation of the Remuneration Committee and the Appointments Committee, it is planned that these Internal Regulations will be divided up by allocating to each Committee the specific responsibilities attributable to it.

REPORT ON THE WORK CARRIED OUT DURING THE 2005/2006 FINANCIAL YEAR

During this period, the Remuneration and Appointments Committees worked more specifically on the following topics:

Remuneration of Senior Management

•

The base salary of Executive Officers was reviewed over the 2005/2006 financial year to take into consideration, firstly, the difference in the start date of the financial year that now begins as from 1 July and not as from 1 January and secondly, for Executive Officers, the elimination of directors’ fees as decided by the Board of Directors meeting on 21 September 2005.

•

In accordance with the information provided in the previous Annual Report (covering an 18-month period, from January 2004 to June 2005), the Remuneration and Appointments Committee presented to the members of the Board of Directors the data for calculation of the variable remuneration due with respect to the first half of 2005 on the basis of the assumptions adopted during the previous meetings. This variable remuneration was therefore assessed, first, on the basis of achievement of quantitative objectives (organic growth of sales, growth in EBIT, achievement of the EBIT budget, compliance with debt forecasts), and second on qualitative objectives. This was, exceptionally, variable remuneration for a 6-month period, so as to make up for the difference in dates resulting from the change in financial year. From now on, the revisions and procedures relate to a 12-month period as in the past.

•

In accordance with the information provided in the annual report for last year, on the recommendation of the Remuneration and Appointments Committee, the Board of Directors moreover decided to award an exceptional bonus to the Executive Officers, due to the success of the Allied Domecq acquisition. This exceptional bonus, referred to in the attached remuneration table, amounts to €1 million for each Executive Director. It was paid during the 2005/2006 financial year.

•

The procedure to be used to calculate the variable remuneration of Executive Officers for the 2005/2006 financial year was studied and proposed by the Remuneration Committee members to the members of the Board of Directors. Due to the impact of the acquisition of the Allied Domecq brands on the financial statements of Pernod Ricard, the quantitative criteria were adapted as follows: organic growth of sales of Wines & Spirits was assessed with regard to Pernod Ricard’s traditional brands and a decision was made to include an objective based on target profit from recurring operations including all the brands in the portfolio: Pernod Ricard’s Wines & Spirits brands but also new brands purchased from Allied Domecq. The criterion of debt reduction and the qualitative objectives were been maintained.

•

Finally, the Remuneration Committee also worked on an analysis and the positioning of the additional defined-benefit plan existing in favour of all the members of the French Senior Management. A comparative study was conducted with a specialised consulting firm. The findings of this study led to a proposal being made to change the terms and conditions of this plan governing, in particular, the assumption by the Group of the costs of automatic reversion of the pension to the surviving spouse.

Stock-options

During the financial period, the Remuneration Committee examined the figures for the 25 July 2005 stock option plan relating to business activities for the first half of 2005 and proposed such figures to the Members of the Board of Directors who approved them. The Committee also prepared and proposed the figures for the 14 June 2006 stock option plan in which they took into consideration both the new Allied Domecq entities acquired by Pernod Ricard and the Allied Domecq employees who joined Group companies, based on Pernod Ricard’s allocation rules. This method of awarding stock options complies with the rules that have been in force within the Group for several years. It takes into consideration, for each beneficiary proposed by its Chairman: the function and category of the company to which the beneficiary belongs in accordance with the internal classification adopted by Pernod Ricard, but also the company’s performance, individual performance and finally Group performance over the period in question. This Group performance is decided at the time of each new allocation by the members of the Board of Directors, upon the recommendation of Remuneration Committee members.

Stock Appreciation Rights

A decision was made, with effect as from 14 June 2006, to grant SARs (Stock Appreciation Rights) to beneficiaries who are US tax residents instead of stock options. The Board of Directors was informed by the Remuneration Committee of the features of this form of deferred remuneration introduced by the US subsidiary of Pernod Ricard. It is to be noted that the specific feature of SARs is that they do not give a right to Pernod Ricard shares.

Directors’ fees

The Remuneration and Appointments Committee has studied and proposed new rules for allocating directors’ fees to the Board of Directors. Executive Officers no longer receive directors’ fees in respect of their directorships.

A travel bonus was also created in order to take into account the increased availability required of non-resident Directors.

Appointments

During the 2005/2006 financial year, the Appointments Committee studied the composition of the Board of Directors and the renewal of the terms of office of its members.

It also worked in particular on overseeing the creation of succession plans both at the level of the members of the Board of Directors, Senior Management and the Chairman of the Group’s companies.

Allocation of free shares and consideration currently being given to the changes to be made with regard to Stock Option Plans

The members of the Remuneration Committee studied the various possibilities for making use of the new mechanism for allocating free shares within Group subsidiaries in accordance with the authorisation given by the Combined Shareholders Meeting of 10 November 2005. Due to tax differences between countries and while awaiting the changes in French legal provisions that are expected to be made in this field, a decision was made not to make use of this possibility during the past financial period. More generally, a thought process is currently in progress with regard to developments in all the methods of deferred remuneration.

APPOINTMENTS COMMITTEE

This Committee was established on 21 September 2005.

Chairman:	Mr Jean-Dominique Comolli

(Independent Director)

Members:	Lord Douro

(Independent Director)

Ms Danièle Ricard

Furthermore, Mr Patrick Ricard, the Chairman of the Board of Directors, is associated with the thought process regarding new appointments.

The Appointments Committee met once during the financial year, with a 100% attendance rate.

ASSESSMENT OF THE BOARD OF DIRECTORS

A previous assessment of the Board of Directors had been made during 2004. In accordance with the recommendations on Corporate Governance and in compliance with its Internal Regulations, the Board decided to launch a new investigation into the conditions of its operation during the first half of 2006. The purpose of the new analysis was to measure the progress made and to devise practical means of improving its future operation.

Overall, the Board made a satisfactory assessment of its operation. It considers that the concrete measures implemented since the previous assessment have made it more effective. Within the scope of a constructive approach, which is self-critical due to its very nature, the Directors highlighted certain possible areas of improvement. It is therefore asked that the Board endeavour to perform a review of the lines of business, markets and competition over an increased length of time. More frequent contacts and presentations by the main operational managers in the Group are also considered desirable, among other points.

STATUTORY AUDITORS

Principal Statutory Auditors

Deloitte & Associés, represented by Mr Alain Pons and Mr Alain Penanguer, whose registered office is located at 185, avenue Charles de Gaulle, 92524 Neuilly-sur-Seine, appointed at the Annual Shareholders Meeting of 7 May 2003, whose term of office was renewed for a period ending at the close of the Ordinary Shareholders Meeting to be held to approve the financial statements for the 2010/2011 financial year.

Mazars & Guérard, represented by Mr Frédéric Allilaire, whose registered office is located at Le Vinci, 4, allée de l’Arche, 92307 Paris-La Défense Cedex, appointed at the Shareholders Meeting of 13 June 1986, whose term of office was renewed for a term ending at the close of the Ordinary Shareholders Meeting held to approve the financial statements for the 2009/2010 financial year.

Substitute statutory auditors

BEAS, whose registered office is located at 7-9, Villa Houssay, 92524 Neuilly-sur-Seine, the substitute statutory auditor for Deloitte & Associés, appointed at the Annual Shareholders Meeting of 7 May 2003. Its term of office was renewed at the Shareholders Meeting of 10 November 2005 for a term of six financial years ending at the close of the Ordinary Shareholders Meeting to be held to approve the financial statements for the 2010/2011 financial year.

Mr Patrick de Cambourg, whose business address is at Le Vinci, 4, allée de l’Arche, 92307 Paris-La Défense, the substitute statutory auditor for Mazars & Guérard, appointed at the Shareholders Meeting of 17 May 2004 for a term of six financial years. His term of office will expire at the close of the Ordinary Shareholders Meeting to be held to approve the financial statements for the 2009/2010 financial year.

Statutory auditors’ fees in respect of the 12-month period (1 July 2005 - 30 June 2006)

In euro thousand	Deloitte & Associés	Mazars & Guérard	Genot	Others	Total

Certification	(5,749)	(5,055)	(14)	(1,044)	(11,862)
Related projects	—	(47)	—	—	(47)

Total audit	(5,749)	(5,102)	(14)	(1,044)	(11,909)

Legal and tax	(36)	(44)	—	(257)	(337)
Other services	(81)	(22)	—	(56)	(159)

Total services	(117)	(66)	—	(313)	(496)

Total audit and services	(5,866)	(5,168)	(14)	(1,357)	(12,405)

Interests of Senior Management and Executive Directors: remuneration, stock option programmes

AMOUNT OF EXECUTIVE DIRECTORS’ REMUNERATION

Remuneration paid in respect of the 2005/2006 financial year

In euro	Gross fixed remuneration paid	Gross variable remuneration paid in respect of the financial year	Exceptional bonus relating to the Allied Domecq acquisition(3)	variable as% of fixed	Directors’ fees due over the period(4)	Benefits in kind received over the period(5)	Total remuneration received over the period	Total remuneration received in respect of the previous financial year

Chairman and CEO
Mr Patrick Ricard	1,023,434	1,103,453	1,000,000	205.5%		3,500	3,130,387	2,263,594

Managing Directors
Mr Richard Burrows(1)	344,482	373,373	1,000,000	398.7%		1,750	1,719,605	1,519,440
Mr Pierre Pringuet	693,559	746,746	1,000,000	251.8%		3,500	2,443,805	1,519,440

Non-Executive Directors
Mr Jean-Claude Beton					16,292		16,292	67,426
Mr Richard Burrows(2)					21,950	12,500 Company car	34,450	N/A
Mr Jean-Dominique Comolli					55,617		55,617	49,533
Lord Douro					65,617		65,617	52,312
Mr François Gérard					67,500		67,500	37,346
Mr Rafaël Gonzalez-Gallarza					46,900		46,900	39,346
Ms Françoise Hémard					37,900		37,900	39,346
Mr Didier Pineau Valencienne					58,500		58,500	55,612
Ms Danièle Ricard					44,317		44,317	39,346
Mr Gérard Théry					58,500		58,500	57,612
Mr William H. Webb					50,317		50,317	34,346
Paul Ricard SA					33,900		33,900	37,346

(1)	For the period from 1 July to 31 December 2005.
(2)	For the period from 1 January to 30 June 2006.
(3)	This amount corresponds to the exceptional bonus decided by the Board of Directors and mentioned in last year’s Annual Report.
(4)	Including Directors’ fees paid for attendance at Audit/Remuneration/Appointments Committee meetings.
(5)

Benefits in kind should be read in conjunction with the information on retirement benefits provided in the paragraph entitled “Executive Officers’ Remuneration Policy and Allocation of Stock Options to Executive Officers”.

DIRECTORS’ REMUNERATION POLICY

The total amount of directors’ fees paid to members of the Board of Directors amounts to €557,310 for the 2005/2006 financial year, as compared with the allocation of an amount of €583,100 decided by the Shareholders Meeting of 10 November 2005. A priority of allocation of Directors’ fees is established on the basis of the effective contribution made by each Director to Committees and depending on the Committee concerned. Furthermore, fixed and variable parts have been introduced into remuneration to take into account absenteeism. Effective as from 20 September 2005, the Board of Directors supplemented these rules by granting non-resident Directors a travel bonus which only relates to the variable portion of remuneration. Executive Officers no longer receive Directors’ fees.

EXECUTIVE OFFICERS’ REMUNERATION POLICY AND ALLOCATION OF STOCK OPTIONS TO EXECUTIVE DIRECTORS

Remuneration

The remuneration policy for Executive Officers is studied and proposed by the members of the Remuneration and Appointments Committee (and by the separate Remuneration Committee alone since September 2005) and submitted for approval by the Board of Directors. Reviews of the base salary of Executive Officers are based on studies and analysis of the Group’s performance and by comparison with market practice for comparable-level positions in terms of responsibilities.

The rules for determining the variable part of the remuneration of the Group’s Executive Officers have remained unchanged for several years, and only the allocation criteria have varied to bring the variable part into line with specific issues encountered during each financial year. This variable part may amount to 110% of annual base salary if the objectives are met and may represent up to 180%, if the objectives set are far exceeded.

Stock options

The rules for allocating stock options to Executive Officers are established on the basis of various criteria including the level of responsibility and Group performance. These rules form part of the policy for allocating stock options established by the Remuneration Committee of Pernod Ricard and approved by the members of the Board of Directors. During the 2005/2006 financial year, the quantity of stock options allocated to Executive Officers has increased, due partly to Group performance over the period, but also in order to bring the policy into line with the volumes of options allocated for equivalent levels of positions in international groups with a similar size and structure.

Other benefits

Company car, chauffeur

Mr Patrick Ricard has a company car and will also be entitled to the services of a chauffeur.

Mr Pierre Pringuet has a company car.

Pension plans for Executive Officers

French Executive Officers benefit from the Group’s additional collective defined-benefit pension plan solely in consideration for services rendered in the performance of their duties. The purpose of this plan, which is offered to all senior management executives whose remuneration exceeds 8 times the French social security ceiling, is to compensate for the lack of mandatory supplementary retirement cover for this part of their remuneration. A minimum length of service of ten years is required to be entitled to benefit from this plan, and the annuities calculated are proportional to the executive officers’ length of presence within the Group which is capped at a maximum of 20 years. Executive officers must remain in the service of the Group on the date when they retire in order to benefit from this plan. It is therefore a conditional non-individual plan and applies to all French Group executives whose remuneration exceeds the above-mentioned limit.

Over and above the compulsory French pension plans, expenses have been recognized or provisions have been booked for pension and other long-term employee benefits for Executive Officers in Pernod Ricard’s financial statements as of 30 June 2006 for a total estimated amount of approximately 15 million euros.

The replacement rate (amount of annuities/total end-of-career salary) resulting from all schemes combined, would amount to approximately 30% per person.

Golden parachute or other types of benefits

Mr Pierre Pringuet has received a letter in which it is provided that, if his position with the Group is terminated pursuant to a decision made by the Board of Directors, he will receive a payment calculated on the basis of one month’s salary per year of service.

Executive Officers do not receive any Directors’ fees in respect of the directorships they hold with Group subsidiaries.

Table showing stock options granted to/exercised by each Executive Officer during the financial year

	Number of stock options allocated/shares subscribed or purchased	Price (in euros)	Expiry dates	Plan No.

Stock options granted to each Director during the financial year
Mr Patrick Ricard	17,193	136.38	11.08.2015	13
Mr Patrick Ricard	43,940	151.47	14.06.2016	14
Mr Richard Burrows	13,754	136.38	11.08.2015	13
Mr Pierre Pringuet	13,754	136.38	11.08.2015	13
Mr Pierre Pringuet	35,152	151.47	14.06.2016	14

Stock options exercised during the period by each Director
Mr Patrick Ricard	5,500	46.64	19.12.2010	6
Mr Patrick Ricard	1,800	61.60	18.12.2011	8
Mr Richard Burrows	29,830	61.60	18.12.2011	8
Mr Richard Burrows	7,369	45.36	28.01.2009	3
Mr Richard Burrows	6,949	47.92	27.01.2010	4
Mr Richard Burrows	5,250	36.71	19.12.2007	2
Mr Pierre Pringuet	19,300	43.60	27.09.2010	5

Regulated agreements

Regulated agreements entered into during the financial year or agreements entered into during previous financial periods that remained in effect during the financial year are described in the chapter on the parent Company financial statements.

Table showing stock options granted to/exercised by the first ten employees in the Group other than Executive Officers granted or exercising the highest number of options

	Number of options granted/ shares subscribed or purchased	Price (in euro)	Plan No.

Options granted during the financial year by the issuer to the ten employees	44,228	136.38	13
of the issuer and all companies within its Group granting options, receiving the highest number of options	60,717	151.47	14

Options held with regard to the issuer’s shares exercised during the financial year by the ten employees of the issuer and all companies within its Group granting options, purchasing or subscribing for the highest number of shares	126,171	50.98	1/2/3/4/6/8

Pernod Ricard has not issued any other optional instruments granting access to shares and reserved for the issuer’s Executive Officers or the ten employees receiving or exercising the highest number of options.

Past awards of stock options (situation at 30 June 2006)

	Plan No. 1	Plan No. 2	Plan No. 3	Plan No. 4	Plan No. 5	Plan No. 6	Plan No. 7

Date of authorisation by Shareholders Meeting	12.05.1993	12.05.1993	05.05.1998	05.05.1998	05.05.1998	05.05.1998	03.05.2001

Date of Board of Directors Meeting	19.12.1996	19.12.1997	28.01.1999	27.01.2000	27.09.2000	19.12.2000	19.09.2001

Nature of stock options	Purchase	Purchase	Purchase	Purchase	Purchase	Purchase	Purchase

Number of beneficiaries	297	160	182	180	2	204	10

Total number of options allocated	1,044,760	304,422	291,427	333,604	75,000	374,953	48,346

to Executive Officers of Pernod Ricard	70,500	66,058	26,079	32,275	75,000	37,640	—

to the top ten employee beneficiaries within the Group	96,000	48,081	57,260	56,496	—	62,258	48,346

Option exercise start date	19.12.1996	19.12.1997	28.01.1999	27.01.2000	27.09.2000	19.12.2000	19.09.2001

Exercisable as from	20.12.1996	22.12.2002	29.01.2002	28.01.2003	28.09.2003	20.12.2003	20.09.2005

Share sales possible with effect from	20.12.1996	22.12.2002	29.01.2004	28.01.2005	28.09.2005	20.12.2005	20.09.2005

Expiry date	19.12.2006	19.12.2007	28.01.2009	27.01.2010	27.09.2010	19.12.2010	19.09.2011

Strike price (in euros)	32.44	36.71	45.36	47.92	43.60	46.64	62.96

Number of options subscribed at 30.06.2006	974,786	249,240	218,568	190,534	67,600	167,933	3,423

Options cancelled during the period	—	—	—	—	—	—	—

Outstanding options at 30.06.2006	50,224	37,980	53,736	128,536	7,400	200,598	44,923

	Plan No. 8	Plan No. 9	Plan No. 10	Plan No. 11	Plan No. 12	Plan No. 13	Plan No. 14

Date of authorisation by Shareholders Meeting	03.05.2001	03.05.2001	03.05.2001	03.05.2001	17.05.2001	17.05.2004	17.05.2004

Date of Board of Directors Meeting	18.12.2001	11.02.2002	17.12.2002	18.12.2003	02.11.2004	25.07.2005	14.06.2006

Nature of stock options	Subscription	Subscription	Subscription	Purchase	Purchase	Purchase	Purchase

Number of beneficiaries	367	84	398	418	459	485	555

Total number of options allocated	832,202	139,004	863,201	631,497	756,744	378,309	888,867

to Executive Officers of Pernod Ricard	104,348	—	69,370	41,184	57,122	44,701	79,092

to the top ten employee beneficiaries within the Group	109,723	27,318	95,074	52,903	64,609	44,228	60,717

Option exercise start date	18.12.2001	11.02.2002	17.12.2002	18.12.2003	17.11.2004	11.08.2005	14.06.2006

Exercisable as from	19.12.2005	12.02.2006	18.12.2006	19.12.2007	18.11.2008	12.08.2009	15.06.2010

Share sales possible with effect from	19.12.2005	12.02.2006	18.12.2006	19.12.2007	18.11.2008	12.08.2009	15.06.2010

Expiry date	18.12.2011	11.02.2012	17.12.2012	18.12.2013	17.11.2014	11.08.2015	14.06.2016

Strike price (in euros)	61.60	65.20	73.72	87.73	109.71	136.38	151.47

Number of options subscribed at 30.06.2006	307,916	82,050	—	2,225	300	—	—

Options cancelled during the period	3,564	—	—	2,077	3,478	980	—

Outstanding options at 30.06.2006	501,039	38,071	844,876	624,049	752,966	377,329	888,867

In accordance with the authorisation granted to it by the Extraordinary Shareholders Meeting of 17 May 2004, on 25 July 2005, the Board of Directors of Pernod Ricard sets up a stock option plan with regard to 378,309 shares, in favour of senior management with high-level responsibilities within the Group or senior management or other employees who have demonstrated strong professional commitment to the Group and to reward outstanding personal achievements. This stock option plan came into effect on 11 August 2005 and covered 378,309 shares granted under stock options to 485 beneficiaries at a strike price of €136.38 each. The grant price for the options corresponds to the average trading price of the Pernod Ricard share over the 20 trading sessions prior to launch of the plan. No discount was applied to this average price. Options may be exercised and sales may be made as from 12 August 2009

Pursuant to the same authorisation, on 14 June 2006, the Board of Directors set up a stock option plan with regard to 888,867 shares, in favour of senior management with high-level responsibilities within the Group or senior management or other employees who have demonstrated strong professional commitment to the Group or to reward outstanding personal achievements. This stock option plan came into effect on 14 June 2006 and covered 888,867 shares granted under stock options to 555 beneficiaries at a price of €151.47 each. The grant price for the options corresponds to the average trading price of the Pernod Ricard share over the 20 trading sessions prior to launch of the plan. No discount was applied to this average price. Options may be exercised and sales may be made as from 15 June 2010.

To provide an equivalent to this June 2006 stock option plan, Group employees who are US tax residents received SARs (Stock Appreciation Rights) in June 2006 in place of stock options. Determination of the list of beneficiaries, the individual quantity, the setting of the price and the conditions of exercise were established in a similar way to the Group rules for allocating stock options, in agreement with Pernod Ricard’s Board of Directors. Thus, 104,318 SARs were granted by Pernod Ricard USA to 49 employees. It is to be noted that the specific feature of SARs is that they do not give a right to Pernod Ricard shares.

EMPLOYEE PROFIT-SHARING

Pernod Ricard SA employees benefit from an incentive profit sharing plan. The profit sharing agreement, which was last renewed on 28 June 2004 and based on Group consolidated income, has been signed for three financial years.

Most of the other French and non-French subsidiaries of the Group have set up profit sharing agreements for their employees allowing them to share in their own results.

149	Report of the Chairman and CEO
149	Corporate Governance and conditions governing the preparation and organisation of the work performed by the board of directors
149	Limitation of powers of general management
150	Internal control procedures
151	Description of the internal control environment
152	Internal controls relating to the preparation of financial and accounting information
152	2006/2007 programme

153	Statutory Auditors’ Report

Report of the Chairman and CEO

on the conditions governing the preparation and organisation of the work performed by the Board of Directors and on internal control procedures implemented in application of the French Financial Security Act in the context of the preparation of the consolidated financial statements of Pernod Ricard for the 2005/2006 financial year

Pursuant to Article L.225-37 of the French Commercial Code, resulting from article 117 of the French Financial Security Act of 1 August 2003 and the recommendations issued by the French Financial Markets Authority, this report describes, in the context of the preparation of the consolidated financial statements for the 2005/2006 financial year, the conditions governing the preparation and organisation of the work performed by the Board of Directors, the powers entrusted to General Management by the Board of Directors and the internal control procedures put in place by Pernod Ricard SA.

CORPORATE GOVERNANCE AND CONDITIONS GOVERNING THE PREPARATION AND ORGANISATION OF THE WORK PERFORMED BY THE BOARD OF DIRECTORS

Information relating to the conditions governing the preparation and organisation of the work performed by the Board of Directors is presented in the chapter on Corporate Governance.

LIMITATION OF POWERS OF GENERAL MANAGEMENT

On 31 May 2002, the Board of Directors decided not to separate the duties of Chairman of the Board of Directors from those of Chief Executive Officer of the Company.

The limits imposed by the Board of Directors on 17 May 2004 on, firstly, the powers of the Chairman & CEO and, secondly, on the powers of the Managing Director are described below.

Limitations on the powers of the Chairman & CEO

The Chairman & CEO must ensure, before committing the Company, that the Board of Directors agrees to transactions that fall outside the ordinary course of business and, in particular, before:

•	carrying out acquisitions, transfers of ownership or disposals of assets and property rights and making investments for an amount greater than €50 million per transaction
•

signing any agreements to make investments in, or participate in joint ventures with, all other French or non-French companies except with any subsidiary of Pernod Ricard (within the meaning of Article L.233-3 of the French Commercial Code);

•

making any investments or taking any shareholding in any company, partnership or investment vehicle, whether established or yet to be established, through subscription or contribution in cash or in kind, through purchase of shares, ownership rights or other securities, and more generally in any form whatsoever, for an amount greater than €50 million per transaction;

•

granting loans, credits and advances in excess of €50 million per borrower, except when the borrower is a subsidiary of Pernod Ricard (within the meaning of Article L.233-3 of the French Commercial Code) and with the exception of loans granted for less than one year;

•

borrowing, with or without granting a guarantee on corporate assets, in excess of €200 million in the same financial year, except from subsidiaries of Pernod Ricard (within the meaning of Article L.233-3 of the French Commercial Code), for which there is no limit;

•

granting pledges, sureties or guarantees, except with express delegation of authority from the Board of Directors, within the limits provided for by Article L.225-35 of the French Commercial Code and Article 89 of the French Decree of 23 March 1967.

On 8 February 2006, the Board of Directors renewed for one year the authorisation given by the Board on 16 March 2005 to the Chairman & CEO to grant, in the name of the Company, pledges, sureties or guarantees within the limit of a total amount of €50 million.

The Board of Directors also renewed on the same date and for the same period, the authorisation given to the Chairman & CEO to grant charges, sureties or guarantees to tax and customs authorities in the name of the Company. No limit is placed on the amount of such guarantees.

The authorisations to grant pledges, sureties and guarantees covered by the present paragraph may be delegated, in full or in part, by the Chairman & CEO, particularly to the Managing Director.

In addition, the Chairman & CEO may commit the Company to the disposal of investments whose enterprise value is less than €50 million. Above this amount he must obtain the agreement of the Board of Directors.

Limitations on the powers of the Managing Director

The Managing Director must ensure, before committing the Company, that the Board of Directors agrees to transactions that fall outside the ordinary course of business and, in particular, before:

•	carrying out acquisitions, transfers of ownership or disposals of assets and property rights and making investments for an amount greater than €25 million per transaction;
•

signing any agreements to make investments in, or participate in joint ventures with, all other French or non-French companies except with any subsidiary of Pernod Ricard (within the meaning of Article L.233-3 of the French Commercial Code);

•

making any investments or taking any shareholding in any company, partnership or investment vehicle, whether established or yet to be established, through subscription or contribution in cash or in kind, through purchase of shares, ownership rights or other securities, and more generally in any form whatsoever, for an amount greater than €25 million per transaction;

•

granting loans, credits and advances in excess of €25 million per borrower, except when the borrower is a subsidiary of Pernod Ricard (within the meaning of Article L.233-3 of the French Commercial Code) and with the exception of loans granted for less than one year;

•

borrowing, with or without granting a guarantee on corporate assets, in excess of €100 million in the same financial year, except from subsidiaries of Pernod Ricard (within the meaning of Article L.233-3 of the French Commercial Code), for which there is no limit;

•

granting, in the name of the Company, pledges, sureties or guarantees, under delegation of authority from the Chairman & CEO as described above, within the limits of the authorisation that he himself has received, and with the ability to sub-delegate such authority.

In addition, the Managing Director may commit the Company to the disposal of investments whose enterprise value is less than €25 million. Above this amount he must obtain the agreement of the Board of Directors.

INTERNAL CONTROL PROCEDURES

Definition of internal control

The internal control procedures in force within the Group are designed:

•

firstly to ensure that acts of management, transactions carried out and personal conduct comply with guidelines relating to the conduct of Group business, as set by the Group bodies responsible for corporate governance, applicable law and regulations, and the values, standards and internal rules of the Group; and;

•

secondly to verify that the accounting, financial and management information provided to the bodies responsible for corporate governance in the Group fairly reflects the performance and the financial position of the companies in the Group.

One of the objectives of the internal control systems is to prevent and control risks arising from the activities of the Group and the risks of error or fraud, in particular in the areas of accounting and finance. As with all control systems, they cannot provide an absolute guarantee that such risks have been fully eliminated.

General organisation of the Group

The general organisation of the Group is based around Pernod Ricard SA (hereinafter the “Holding Company”) which holds directly, or indirectly through holding companies (hereinafter the “Regions”), companies referred to as “Brand Owners” and “Distributors”, with some companies assuming both Brand Owner and Distributor roles.

The Holding Company exclusively manages certain reserved functions such as:

•	overall Group strategy, particularly internal and external growth;
•	management of investments and in particular any mergers, acquisitions or disposals of assets as may be appropriate;
•	management of Group financial policy including in respect of financial resources;
•	tax policy and its implementation;
•	defining remuneration policies, management of international executives and development of skills and competencies;
•	approval of new advertising campaigns for all brands prior to launch;
•	approval of key features of strategic brands;
•	corporate communications and investor, analyst and shareholder relations;
•	sharing of resources, for example by combining purchasing volumes through the purchasing department;
•	major applied research programmes.

The Holding Company also monitors and controls its subsidiaries’ performance and prepares and communicates Group accounting and financial information.

Group General Management is composed of the Chairman & CEO and a Managing Director, whose powers are determined by law, the bylaws, and the Board of Directors.

Regions are autonomous subsidiaries to which powers have been delegated by the Holding Company. They have responsibility for the operational and financial control of subsidiaries in a given geographic area (Asia, the Americas, Europe and the Pacific).

Brand Owners are autonomous subsidiaries to whom powers have been delegated by the Holding Company or by a Region. They have responsibility for managing brand strategy and development as well as for manufacturing.

Distributors are autonomous subsidiaries to whom powers have been delegated by the Holding Company or by a Region. They have the responsibility for managing the distribution and development of brands in local markets.

DESCRIPTION OF THE INTERNAL CONTROL ENVIRONMENT

Internal control players

The principal bodies with responsibility for internal control are as follows:

AT GROUP LEVEL

The Group Executive Committee is comprised of Group General Management, the Chairmen & CEOs of the main subsidiaries and the Holding Company’s Vice-Presidents, Finance, Marketing and Human Resources. In addition to the review of the Group’s commercial and financial performance, it addresses all general matters regarding the Group and its subsidiaries. The committee met seven times in the 2005/2006 financial year.

The Regional Executive Committees, put in place as from January 2006, are the equivalent of the Group Executive Committee at the level of each Region. Group General Management participates in these meetings at least twice a year. Since being established, three Regional Executive Committee Meetings have been held.

The Group’s Internal Audit department is attached to the Holding Company’s Finance Department and reports to Group General Management and the Audit Committee on their respective initiative. It comprises teams located both in the Holding Company and in the Regions. Audit engagements and work programmes are determined on the basis of an analysis of risks and are validated by Group General Management and the Audit Committee.

Work produced by the Internal Audit department is systematically provided for review and analysis to the Audit Committee, General Management and the Statutory Auditors.

Statutory Auditors

The selection and appointment of joint Statutory Auditors is performed by the Board of Directors on the basis of recommendations from the Audit Committee.

The Group has selected joint Statutory Auditors who are able to provide it with global and comprehensive coverage of Group risks.

AT SUBSIDIARY LEVEL

The Management Committee is appointed by the Holding Company or by a Region and is composed of the subsidiary’s Chairman & CEO and of its senior managers.

The subsidiary’s Vice-President, Finance is tasked by the subsidiary’s Chairman & CEO with establishing appropriate internal control systems for the prevention and control of risks arising from the subsidiary’s operations and risks of error and fraud, particularly in the areas of accounting and finance.

Risk identification and management:

work performed in the financial year 2005/2006

The financial year 2005/2006 was characterised by both continuation of the work performed in previous financial years and by the integration of Allied Domecq.

Work performed in 2005/2006 particularly involved strengthening the self-assessment questionnaire procedure put in place in 2004/2005. Based on the Group’s internal control principles, it covers corporate governance practices, operational matters, computer support and risk analysis.

Having been put in place in all of the Group’s subsidiaries, it enables each subsidiary to assess the adequacy and the effectiveness of its internal control. Responses to the questionnaires are documented and reviewed in detail by the Holding Company and the Regions. All of this work has been covered by:

•	a summary by subsidiary and an overall Group summary, both of which must be provided to the Audit Committee and General Management;
•

a letter of representation in respect of each subsidiary, addressed to the Chairman and CEO of Pernod Ricard. This letter commits subsidiary management as regards the adequacy of their control procedures in the light of identified risks.

In addition, the Audit teams’ work involved:

•	making subsidiaries fully aware of key risks identified in respect of integration of activities;
•	putting in place adequate transition procedures;
•	performing work with the objective of validating, firstly, the correct application of the transition procedures and, secondly, the satisfactory nature of risk management and control;
•	preparing the overall Group summary of risk management and control.

Implementation of these different initiatives enabled assurance to be obtained as to the satisfactory nature of control of transition risks.

Lastly, approximately 10 other Audit engagements were performed. The key areas for improvement identified were addressed in specific action plans, which were validated by General Management and the Audit Committee. Their implementation is regularly assessed by the Audit teams.

Key components

of internal control procedures

The key components of internal control procedures are as follows:

The Organisation Charter sets out the rights and duties of every employee in relation to Group values. A copy of the charter is given to each employee when they are hired and when updated.

A formal delegation of authority procedure, issued by the Board of Directors, sets out the powers of the Chairman & CEO, the Managing Director and the Vice–President, Finance and Vice-President, Legal of the Holding Company.

The Internal Audit Charter describes the role and internal control responsibilities of the different Group participants in the area of internal control.

Group Internal Control Policies which have been established for each of the internal control cycles identified at Group level, should enable the subsidiaries to concentrate on the internal control procedures related to the Group’s main risks.

The Self-assessment questionnaire (see presentation above).

The Environment and Quality Charters set out the rules to be complied with in each of these areas. The Industrial Operations department of the Holding Company is in charge of ensuring that they are followed. An annual report is presented by this department to the Group Executive Committee.

Budgetary control is organised around three key areas being the annual budget (revised during the year), monthly reporting to monitor performance and the three-year strategic plan. Budgetary control is exercised by the management control teams attached to the finance departments of the Holding Company and the Regions. It operates as follows:

•	precise budget instructions (principles, timetable) are issued by the Holding Company and sent to all subsidiaries. The final budget is approved by the General Management of the Holding Company;
•	reporting is prepared on the basis of data directly input by subsidiaries in accordance with a precise timetable provided at the beginning of the year;
•

monthly performance analysis is carried out as part of the reporting process and is presented by the Finance Department to the Management Committee, General Management, Group Executive Committee and at meetings of the Board of Directors and the Audit Committee;

•	a three-year strategic plan is prepared each year using the same procedures as those used for the budget;
•	a single management and consolidation system enables direct input by each subsidiary of all its accounting and financial data.

Centralised Treasury Management is led by the Treasury unit of the Holding Company’s Finance Department.

Legal and operational control

of the Holding Company over its subsidiaries

Subsidiaries are mostly 100 % owned, either directly or indirectly.

The Holding Company is represented directly or indirectly (through an intermediate subsidiary) on its subsidiaries’ Boards of Directors.

The Organisation Charter and the Group Internal Control Policies define the level of autonomy of subsidiaries, particularly with respect to strategic decisions.

The role of the Holding Company, as described in the “General Organisation of the Group” section of this report, is an important component of the control environment of subsidiaries.

INTERNAL CONTROLS RELATING TO THE PREPARATION

OF FINANCIAL AND ACCOUNTING INFORMATION

Preparation of the Group’s

consolidated financial statements

The Group, in addition to the management information described above, prepares interim and annual consolidated financial statements. This process is managed by the consolidation team of the Holding Company’s Finance Department, as follows:

•	communication of the main Group accounting and financial policies through a procedures manual;
•	preparation and issuance by the consolidation team of precise instructions, including a detailed timetable, to the subsidiaries prior to each consolidation;
•	consolidation by sub-group;
•	preparation of the consolidated financial statements on the basis of information provided in the consolidation package completed by each subsidiary;
•

use of a single software package by all Group subsidiaries. The maintenance of this package and user training are carried out by the Holding Company’s Finance Department with the occasional assistance of external consultants.

In addition, consolidated subsidiaries sign a letter of representation addressed to the Statutory Auditors, which is also sent to the Holding Company. This letter commits the senior management of each consolidated subsidiary to the accuracy and completeness of the financial information sent to the Holding Company in the context of the consolidation process.

Preparation of Pernod Ricard

parent company financial statements

Pernod Ricard SA prepares its financial statements in accordance with applicable laws and regulations. It prepares the consolidation package in accordance with the instructions received from the Finance Department.

2006/2007 PROGRAMME

Focus will be particularly placed in the 2006/2007 financial year on:

•	risk management;
•	work related to American obligations arising from the acquisition of Allied Domecq;
•	continued performance of Internal Audit engagements.

Paris, 21 September 2006

Patrick Ricard

Chairman & CEO

Statutory Auditors’ Report

In application of article L.225-235 of the French Commercial Code regarding the report prepared by the Chairman of the Board of Directors of Pernod Ricardo SEA. concerning the internal control procedures relating to the preparation and processing of financial and accounting information.

12-MONTH FINANCIAL PERIOD ENDED 30 JUNE 2006

Dear shareholders,

In our capacity as statutory auditors of Pernod Ricard S.A., and in accordance with the provisions of article L.225-235 of the French Commercial Code, we report to you on the report prepared by the Chairman of your company in accordance with article L.225-37 of the French Commercial Code for the financial year ended 30 June 2006.

It is for the Chairman to give an account, in his report, notably of the conditions governing the preparation and organisation of the work performed by the Board of Directors and of the internal control procedures in place within the Company.

It is our responsibility to report to you our observations on the information set out in the Chairman’s report concerning the internal control procedures relating to the preparation and processing of financial and accounting information.

We conducted our work in accordance with the professional standards applicable in France. Those standards require that we carry out procedures in order to assess the fairness of the information set out in the Chairman’s report, concerning the internal control procedures relating to the preparation and processing of financial and accounting information. Those procedures notably consist of:

•

obtaining an understanding of the objectives and general organisation of internal control, as well as of the internal control procedures relating to the preparation and processing of financial and accounting information, as set out in the Chairman’s report; and

•	obtaining an understanding of the procedures underlying the information disclosed in the report.

On the basis of these procedures we have no matters to report in connection with the information provided concerning the internal control procedures of the Company relating to the preparation and processing of financial and accounting information contained in the report of the Chairman of the Board of Directors, prepared in accordance with the provisions of the last paragraph of article L.225-37 of French Commercial Code.

Neuilly-sur-Seine and La Défense, 6 october 2006

The Statutory Auditors

DELOITTE & ASSOCIÉS		MAZARS & GUÉRARD
Alain Pons	Alain Penanguer	Frédéric Allilaire

155	Management Report
155	Key figures and analysis of business activity
158	Analysis of the income statement
159	Future outlook
159	Markets and competition
159	Risk management

Management Report

KEY FIGURES AND ANALYSIS OF BUSINESS ACTIVITY

Key figures

SUMMARY

In euro million	12 months 30.06.2006	12 months 30.06.2005	18 months 30.06.2005 Published	2003 Published	2002 Published

	IFRS	IFRS pro forma	French Gaap	French Gaap	French Gaap

Net Sales	6,066	3,611	5,246	3,534	4,836
Contribution after A&P expenses	2,330	1,413	2,050	1,415	1,499
Operating profit from ordinary activities	1,255	729	1,030	739	750
Operating margin	20.7%	20.2%	19.6%	20.9%	15.5%
Net profit from ordinary activities (1)	711	476	656	464	440
Net profit	639	484	644	464	413
Net earnings per share from ordinary activities – diluted (in euros)	8.12	6.70	8.88	6.25	5.93
Net earnings per share–diluted (in euros)	7.29	6.81	8.73	6.25	5.57

(1) Operating profit less other income and expenses less net financial income (expense) from ordinary activities, related income tax, share of net profit/(loss) of associates and net profit from discontinued operations. Net profit from ordinary activities at 30 June 2005 has been restated for finance expenses related to the OCEANE, net of tax.

ANALYSIS OF ACTIVITIES BY GEOGRAPHICAL AREA

France

In euro million	12 months 30.06.2006	12 months 30.06.2005	Organic Growth

Net sales	654	539	(6)	(1,1)%
Gross margin	482	397	(7)	(1,7)%
Contribution after A&P expenses	304	255	(1)	(0,3)%
Operating profit from ordinary activities	121	98

Europe

In euro million	12 months 30.06.2006	12 months 30.06.2005	Organic Growth

Net sales	2,014	1,352	(20)	(1.6)%
Gross margin	1,207	824	16	2.1%
Contribution after A&P expenses	814	558	15	3.0%
Operating profit from ordinary activities	453	296

Americas

In euro million	12 months 30.06.2006	12 months 30.06.2005	Organic Growth

Net sales	1,681	740	47	6.7%
Gross margin	1,005	443	34	8.2%
Contribution after A&P expenses	672	302	16	5.5%
Operating profit from ordinary activities	391	177

Asia and rest of the world

In euro million	12 months 30.06.2006	12 months 30.06.2005	Organic Growth

Net sales	1,717	980	94	9.6%
Gross margin	884	492	71	14.4%
Contribution after A&P expenses	540	298	30	10.1%
Operating profit from ordinary activities	289	158

Total

In euro million	12 months 30.06.2006	12 months 30.06.2005	Organic Growth

Net sales	6,066	3,611	114	3.3%
Gross margin	3,578	2,156	114	5.5%
Contribution after A&P expenses	2,330	1,413	60	4.4%
Operating profit from ordinary activities	1,255	729

All of the analysis set out below concerns the period from 1 July 2005 to 30 June 2006. The figures presented are determined in accordance with IFRS.

The spectacular sales growth of +68% mainly arose as a result of the acquisition of Allied Domecq, which represents a change in scope of business of +62%, while organic sales growth amounted to +3.3%.

Contribution after A&P expenses amounts to €2,330 million, up +64.9% in the year as a result of:

•	an increase in scope of business, including the contribution of the acquired brands net of that of brands sold during the year, of €822 million, being +58%;
•	organic growth on the historical Pernod Ricard portfolio of 4.4%;
•	favourable exchange rate movements (mainly the rise in the US dollar, its related currencies and the Brazilian real against the euro) generating profit of €34.5 million.

Synergies generated during the year enabled increases in selling, general & administrative costs to be limited to 57.1%. Operating profit from ordinary activities grew 72% to €1,255 million.

Net profit from ordinary activities amounted to € 711 million, an increase of 49%. Expressed in terms of diluted earnings per share, it increased by 21% to reach € 8.12.

In euro million	12 months 30.06.2006	12 months 30.06.2005

Operating profit	1,129	745
Adjustment for other operating income & expenses	126	(16)
Operating profit from ordinary activities	1,255	729
Financial income (expenses) from ordinary activities	(350)	(98)
Income tax–ordinary activities	(222)	(165)
Minority interests, share of net profit of associates	28	(9)
and net profit from discontinued activities
Net profit from ordinary activities	711	457
Adjustment for net OCEANE costs		19
Net profit from ordinary activities	711	476

Average number of outstanding shares–diluted	87,658,779	71,080,320

Net earnings from ordinary activities per share–diluted	8.12	6.70

Analysis of business activity

The 2005/2006 financial year has been an exceptional one for Pernod Ricard in many respects:

•

the acquisition of Allied Domecq, completed on 26 July 2005 with the assistance of Fortune Brands, was the largest acquisition ever completed by Pernod Ricard, and moreover it came just 3 and a half years after the purchase of part of Seagram’s business;

•

integration of the new brands and the new distribution networks was Pernod Ricard’s no. 1 priority throughout the 2005/2006 financial year. This was rapidly implemented and is fully operational since the end of March 2006. During this period, organic growth of the contribution of the Group’s historical brands remained strong at +4.4%;

•	the disposal of the brands and assets included within the scope of the agreement with Fortune Brands was finalised in accordance with the timetable and conditions initially planned;
•

the disposal of certain brands (Larios gin to Fortune Brands, Bushmills Irish whiskey to Diageo) was completed in accordance with the timetable and conditions planned in the overall framework for the acquisition of Allied Domecq.

SUCCESSFUL INTEGRATION OF ALLIED DOMECQ’S BRANDS IN AN ENLARGED NETWORK

Sales and Volumes

Growth in Pernod Ricard’s sales reached +68% and was supported in 2005/2006 by:

•

rebalancing the portfolio towards brands and categories achieving strong growth (Liqueurs, White spirits, New World Wines) as well as an increase in the Premium positioning of Pernod Ricard’s range (Whiskies, Cognac, Champagne);

•	concentration of efforts on the 15 new strategic brands defined following the acquisition of Allied Domecq ;
•

extension of the distribution network to countries where Pernod Ricard’s market share had been relatively low (Mexico, South Korea, Canada, New Zealand and Central Europe) as well as strengthening of the Group’s presence in high-growth countries (United States, China, Russia).

In general, the Group’s historical portfolio benefited from vigorous growth, particularly on its Premium brands with big increases in terms of volume for Chivas Regal (+11%), Martell (+11%), Jameson (+12%), Havana Club (+13%) and The Glenlivet (+10%). These international brands continue to be the engine of the Group’s organic growth.

A number of excellent local success stories were also achieved, such as Royal Stag in India (+13%), Ruavieja in Spain (+16%) and Montilla in Brazil (+12%). Something Special, Imperial Blue and Orloff also achieved double-digit growth.

Lastly, it should be noted that the brands taken over from the Allied Domecq portfolio, notably Ballantine’s and Beefeater, were affected during the year by a non-recurring phenomenon of destocking of particular markets where level of inventories were abnormally high.

Contribution after A&P expenses

In Asia/Rest of the World, the Group benefited from the integration of new distribution networks, particularly in South Korea and New Zealand, while continuing to develop its historical brands by means of major marketing and sales investments. This region thus achieved overall growth of 81% in its contribution, while generating organic growth of 10%.

In Europe, a region proportionately less impacted by the Allied Domecq acquisition, the Group’s efforts were focussed on the integration of the brands purchased, particularly on the Spanish (Ballantine’s and Beefeater), English (Montana, Malibu and Tia Maria) and Italian markets. Overall growth in this region was +46%, mainly as a result of a +44% effect of the change in the scope of business. The Group’s historical business scope generated organic growth of 3%, as growing markets, particularly in Eastern Europe, made up for the relative stability in Western Europe.

With 41% of total contribution acquired thanks to the Allied Domecq acquisition, the Americas region was the most strongly affected by the integration process. It notably brought the Group’s operations in the region into new positions as leaders in Canada and Mexico and a doubling of the Group’s size in the United States, the World’s largest market for Wines and Spirits. Integration of the new brands in a larger distribution network enabled overall growth of 122% to be achieved. In parallel the Group’s historical brands achieved an increase of 5.5% in their contribution.

In France, the integration of the Allied Domecq brands strengthened Pernod Ricard’s leadership position and enabled growth in contribution of 19% to be attained. It is notable that the Group’s historical portfolio, even though it is partly positioned in categories that are undergoing difficulties, achieved an upturn in the second half enabling it to a show a stable outcome for the year as a whole.

EXCEPTIONAL GROWTH IN OPERATING PROFIT FROM ORDINARY ACTIVITIES

Growth in profitability at the level of operating profit from ordinary activities was exceptional and was driven by:

•	successful integration of the Allied Domecq brands;
•	growth in the historical brands portfolio, with particularly strong progress being shown by the Premium brands;
•	a favourable impact from exchange rate movements as a result of a considerable rise in the US dollar, its related currencies and the Brazilian real against the euro.

This overall growth results from the combined impact of:

•	an increase in sales of 68%;
•	increased advertising and promotional investments (+ 0.7 point at 17.1% of sales in 2005/2006), in order to guarantee the long-term development of the brands;
•

implementation of a major part of the synergies in terms of selling, general & administrative costs. Selling, general & administrative costs now represent 17.7% of sales as compared to 19% in 2004/2005.

Operating profit from ordinary activities thus increased from €729 million to €1,255 million (+72%) in 2005/2006 compared with 2004/2005. In a context where the overheads synergies were only fully implemented at the end of the financial year, it can be noted that the operating margin rate improved from 20.2% to 20.7%.

EXTREMELY FAST REDUCTION IN DEBT LEVELS

Pernod Ricard’s debt at 1 July 2005 amounted to €2.1 billion.

On the acquisition of Allied Domecq, Pernod Ricard took out a syndicated loan in order to finance part of the acquisition and to refinance existing debt.

At 31 December 2005, Pernod Ricard’s debt amounted to €8.8 billion, down more than €1 billion from the date of acquisition of Allied Domecq (26 July 2005) thanks in particular to the redemption of the OCEANE, cash flow generated by operations and the disposal of certain brands (Bushmills, etc.).

During the second half, the reduction in the Group’s debt levels accelerated mainly thanks to finalisation of the disposal of Dunkin Brands Inc. (DBI) for approximately €2 billion, with the overall level of debt being reduced to €6.35 billion at 30 June 2006.

COMPLETION OF PROCESS OF CONCENTRATION ON THE GROUP’S CORE BUSINESS – WINES AND SPIRITS

At the end of the 2004/2005 financial year, Pernod Ricard had completed its withdrawal from the alcohol-free businesses that it held in its historical portfolio (sale of Orangina, Marmande Production and Foulon Sopagly).

The alcohol-free businesses inherited as a result of the Allied Domecq acquisition were all sold during the 2005/2006 financial year:

•	Britvic Plc (manufacture and distribution of sodas and fruit juices in the United Kingdom) was floated on the London stock market in December 2005 and Pernod Ricard’s investment was sold;
•	DBI (fast food outlets Dunkin’ Donuts, Baskin’ Robbin’s and Togo’s) was sold to a syndicate in March 2006.

Thus, at 30 June 2006, Pernod Ricard is 100% concentrated on the development of its Wines and Spirits portfolio.

ANALYSIS OF THE INCOME STATEMENT

Operating profit from ordinary activities

Sales of the Wines and Spirits business amounted to €6,066 million, up 68%, as a result of:

•	a very large scope of business effect +62%;
•	strong organic growth +3,3%;
•	favourable exchange rate movements +2.9%.

This growth is broken down as follows:

•	In the Americas (+127%);
•	In Asia/Rest of the World (+75%);
•	In Europe (+49%);
•	In France (+21%).

Growth of the 15 strategic brands presented below perfectly illustrates the progress in sales levels in terms of zones or of components of the brand portfolio:

Volumes (millions of 9 litre cases)	Pro forma 12 months 30.06.2005	Pro forma 12 months 30.06.2006	2006/2005 (1)

Ricard	5.9	5.6	-4%
Ballantine’s	5.9	5.3	-12%
Chivas Regal	3.5	3.9	11%
Malibu	3.1	3.3	2%
Stolichnaya	2.2	2.6	16%
Havana Club	2.2	2.4	13%
Beefeater	2.4	2.3	-6%
Kahlúa	2.2	2.1	-8%
Jameson	1.8	2.1	12%
Martell	1.2	1.3	11%
The Glenlivet	0.4	0.5	10%
Jacob’s Creek	7.4	7.5	1%
Mumm/Perrier Jouët	0.8	0.8	0%
Montana	1.1	1.2	4%

Total Top 15	40.2	40.8	1%

(1)	12-month variance for historical range, 11-month for acquired brands

The increase in sales, combined with an increase of 74.5% in advertising and promotional investments enabling brand capital to be protected and its future growth to be ensured, generated an increase in contribution after advertising and promotional expenses of 64.9% to be achieved.

It should be noted that growth in advertising and promotional expenses takes into account investments on the re-launch of the newly acquired brands.

Synergies in terms of overheads accelerated throughout the year and were fully completed by the end of June 2006. This enabled increases in selling, general & administrative expenses to be limited to +57%.

As a result of these developments, operating profit from ordinary activities increased by 72% at €1,255 million.

Comments on financial income (expense)

Net financial income (expense) from ordinary activities amounted to €(350) million, an increase of €(252) million compared with 2004/2005.

Net financing costs increased by €(221) million to reach €(319) million as a result of the syndicated loan put in place in relation with the Allied Domecq acquisition.

Other net financial income (expense) amounted to €(60) million and relates in particular to foreign exchange hedging put in place between the date of the announcement of the acquisition of Allied Domecq (April 2005) and the date on which payment was made for the shares (beginning of August 2005) for €(20) million and costs of €(34) million related to the conversion of the OCEANE.

Comments on other operating income and expenses

Group other operating income and expenses amounted to €(126) million for the year.

This amount is broken down into:

•	€(333) million of restructuring and integration expenses relating to the integration of Allied Domecq’s structures;
•	€326 million of capital gains on disposal, notably related to the disposal of the Bushmills, Seagram’s Vodka (in the United States), Glen Grant, Old Smuggler and Braemar brands;
•	€(54) million of acquisition costs, mainly related to banking fees;
•

€(65) million of other non recurring expenses including €(25) million related to the acquisition of Stolichnaya distribution rights and €(24) million related to the measurement at fair value at date of acquisition of acquired inventories of finished goods.

Net profit from discontinued activities

Discontinued activities in 2005/2006 relate to two activities acquired from Allied Domecq whose sale was envisaged in the acquisition project.

The contribution of these operations during the financial year is fully included in “Net profit from discontinued activities” and amounts to €57 million, being the contribution of DBI and Britvic Plc up to the date of their sale.

Comments on Net profit

Group share of net profit amounted to €639 million, an increase of 32% compared with 2004/2005.

FUTURE OUTLOOK

The very good results achieved in 2005/2006 confirm the growth potential of the portfolio which benefits from a solid foundation as a basis for future development.

The re-launch of the brands integrated following the acquisition of Allied Domecq and the continuance of the efforts undertaken to maintain the dynamic trends achieved by the Group’s historical portfolio will be critical in ensuring the future growth of Pernod Ricard.

MARKETS AND COMPETITION

The Pernod Ricard Group’s competitors, are mainly:

•

either the multinational companies operating in the Wines and Spirits segment such as Diageo, Bacardi-Martini, Beam Global (Fortune Brands), Brown-Forman, V&S Group, Constellation Brands, Campari and Rémy Cointreau for international brands;

•	or smaller companies or local producers for local brands (e.g., La Martiniquaise in France).

The presence of a great many market participants, including both the multinationals and the local entities, makes the Wines and Spirits segment a highly competitive market.

Worldwide volumes (in millions of 9 litre cases)

[CHART APPEARS HERE]

Source: IWSR 2005 - Spirits “Western Style”, excluding agency brands, wines, wine-based aperitifs and RTDs. Total volumes: 1,222 million cases.

RISK MANAGEMENT

Market risks

Management and monitoring of currency risks, interest rate risks and liquidity risks are performed by the Financing and Treasury Department, which has ten staff. This department, which forms part of the Group Finance Department, manages all financial exposures and prepares monthly reporting to the attention of General Management. All financial instruments used hedge existing or forecast transactions or investments. They are contracted with a limited number of counterparts who benefit from a first class rating from specialised rating agencies.

LIQUIDITY RISKS, INTEREST RATE RISKS, CURRENCY RISKS

Management of financial risks

The Group practices a non-speculative hedging policy using derivatives to manage its exposure to market risks. These instruments are designed to hedge risks related to the Group’s binding commitments or its highly likely future transactions.

Management of currency risk

•	Asset risks

Financing foreign currency-denominated assets acquired by the Group with debt in the same currency provides natural hedging. This principle was notably implemented for the acquisition of Seagram and Allied Domecq assets.

•	Operating risks

Due to its international exposure, the Group faces currency risks related to transactions carried out by subsidiaries in a currency other than their functional currency. This risk is partly hedged by putting in place forward option sales or purchases in order to hedge certain or highly probable operating receivables and payables.

Management of interest rate risks

The Group complied with the hedging obligation required by the banks at the times that the syndicated loans for the acquisition of Seagram and Allied Domecq assets were put in place. In the context of the Seagram acquisition, the obligation covered two thirds of the debt over 4 years. In accordance with the Allied Domecq acquisition agreement, hedging is required in respect of 50% of gross debt, except for tranche B (initially €157 million and US$1,185 million), for a two-year period.

The Group used swaps, interest rate options and fixed-rate debt on amounts, and for durations, that enabled hedging in excess of the minimum limit defined by the banking constraints to be put in place.

All of these hedging transactions are either carried out by, or subject to prior approval of, the Financing and Treasury Department, in the context of a programme approved by General Management.

All of these subjects are covered in notes 14 and 16 of the chapter on the consolidated financial statements.

RISKS ON SHARES

No material risk exists in respect of shares except for the risk related to the Pernod Ricard treasury shares owned by the Group in respect of which details are provided in note 19 to the consolidated financial statements.

It should be noted that following the acquisition of Allied Domecq, Pernod Ricard holds 46% of Corby Distilleries Ltd, a company listed on the Toronto stock market. No specific risk other than the risk inherent in listing on a stock market exists to Pernod Ricard’s knowledge.

Legal risks

Other than non-significant litigations or litigations arising in the normal course of the Group’s business, the following litigation should be mentioned:

LITIGATIONS RELATING TO BRANDS

Havana Club

The Havana Club brand is owned by a joint venture, Havana Club Holding SA (HCH), the brand is controlled on a worldwide basis by the Group and a Cuban public company (Cubaxeport). Ownership of this brand is currently being contested in the United States, Canada and Spain by a competitor of the Group.

In the United States, this competitor referred the matter to the United States Patent and Trademark Office (USPTO), where it sought to cancel the Havana Club trademark registration which is in the name of Cubaexport. On 29 January 2004, the USPTO rejected this action, refusing to cancel the registration. As this decision was appealed, proceedings are now pending before the Federal Court for the District of Columbia.

Furthermore, a United States law prohibits Cubaexport from asserting its rights in the registration in a United States court. This law has been condemned by the World Trade Organization (WTO), but to date the United States has not modified its legislation to conform with the WTO decision.

This same law prevents any payment being made to renew a mark that was confiscated following the Cuban revolution. In July 2006, the USPTO failed to accept Cubaexport’s renewal application in respect of the US registration for Havana Club following guidance from the OFAC (Office of Foreign Assets Control). Cubaexport has petitioned the Director of the USPTO to reverse this decision.

In August 2006, a competitor of the Group introduced a Havana Club rum in the United States which is manufactured in Puerto Rico. Pernod Ricard USA has instituted litigation in the Federal Court for the District of Delaware claiming that the Havana Club trademark is not owned by the competitor and that the use of “Havana Club” on rum of non-Cuban origin is misleading and should be enjoined.

HCH’s rights relating to the Havana Club brand in Spain were confirmed in June 2005 by the First Instance Court in proceedings initiated in 1999. However, this decision has been appealed before the Madrid Provincial Audience by the plaintiffs. A decision regarding this appeal should be reached before the end of 2007.

Becherovka

There have been several attempts at usurpation and infringement of this brand in the Czech Republic, Slovakia and Russia. Numerous actions before the civil and criminal courts of these countries have been initiated in order to confirm the Group’s ownership rights on the Becherovka brand and to have those infringements sanctioned.

Several decisions have already been issued in the Group’s interests, such as the decision sentencing the infringer to one year’s imprisonment in the Czech Republic.

Champomy

During 2001, the National Institute of Appellations of Origin (INAO) and the Comité Interprofessionnel des Vins de Champagne (CIVC) summoned Pernod Ricard and its subsidiaries before the Courts of Paris in order to request the invalidity of the Champomy brands and the prohibition from using them on the grounds that they constitute a violation of the Champagne appellation of origin. Since then, these brands have been sold to the Cadbury Schweppes group. However, Pernod Ricard has granted a warranty to the purchaser with regard to the validity of these trademarks and its contractual liability would be triggered in the event that Champomy brands are cancelled. Pursuant to a court decision of 10 May 2006, the Tribunal de Grande Instance (Regional Court) of Paris dismissed all the claims of INAO and CIVC. However, this judgement has not become final and binding since the INAO and CIVC have appealed.

Blender’s Pride

Seagram India Private Ltd was summoned in January 2005 to appear before the Court of Jalandhar (Punjab, India) by an Indian company claiming to be the owner of the Blender’s Pride brand. Aside from preventing Seagram India from exploiting the Blender’s Pride brand, the purpose of the claim is the award of damages and restitution of profits generated by the marketing of this brand since 1995. Austin Nichols & Co Inc, owner of the Blender’s Pride brand, and Seagram India, its Indian licensee, have referred separate claims to the New Delhi Court of Justice for the purpose of obtaining the cancellation of their competitor’s brand and preventing them from exploiting the brand in India.

None of the interim orders requested by the claimants in their suit have been passed. The Delhi High Court has however, issued an injunction against the claimant from exploiting the Blender’s Pride brand. An appeal before the Division Bench by the claimant is pending.

Stolichnaya

Allied Domecq, together with SPI Spirits and other parties, are defendants in an action brought in the United States District Court for the Southern District of New York by entities that claim to represent the interests of the Russian Federation on matters relating to foreign trademarks for and advertising of alcohol products. In the action, the plaintiffs challenge Allied Domecq’s ownership of the Stolichnaya trademark in the United States, and seek to block future sales of Stolichnaya products in the United States. In addition, the plaintiffs assert copyright and false advertising claims related to the sale of Stolichnaya products in the United States, and seek damages, including the disgorgement of all related profits. On 31 March 2006, Judge George Daniels dismissed all of the plaintiffs’ claims concerning the company’s ownership of the Stolichnaya trademark in the United States, as well as the copyright claim. On 19 July 2006, the plaintiffs voluntarily dismissed, with prejudice, the remaining false advertising claims. The plaintiffs have indicated that they will file an appeal against the 31 March 2006 decision.

COMMERCIAL LITIGATIONS

Claim brought by the Republic of Columbia against Pernod Ricard, Seagram Llc and Diageo Plc

The Republic of Colombia, as well as several Colombian regional departments, brought a claim in October 2004 before the US District Court for the Eastern District of New York against Pernod Ricard S.A., Pernod Ricard USA Llc, Diageo Plc, Diageo North America Inc. (f/k/a Guinness UDV America Inc. f/k/a UDV North America Inc f/k/a Heublein Inc.), United Distillers Manufacturing Inc., IDV North America Inc. and Seagram Export Sales Company Inc.

The plaintiffs claim that these companies have committed an act of unfair competition against the Colombian government (which holds a constitutional monopoly on the production and distribution of spirits) by selling their products through illegal distribution circuits and by receiving payments from companies involved in money laundering. Pernod Ricard contests this claim and is defending itself against all of these allegations.

Excise duties in Turkey

Allied Domecq Istanbul Iç ve Dis Ticaret Ltd.Sti, as well as some of its competitors, is involved in a customs valuation dispute relating to the customs valuation of certain imports to Turkey. The main issue relates to whether the sales price of Duty Free goods can be used in declaring the customs value for import into Turkey. Allied Domecq is actively defending its position. To date, the customs agency has commenced proceedings against Allied Domecq Istanbul Iç ve Dis Ticaret Ltd.Sti in Turkey for non-compliance with customs regulations in respect of 14 imports.

PUTATIVE CLASS ACTIONS IN THE UNITED STATES

Sale of Spirits in the United States

Allied Domecq Spirits & Wine Americas Inc., Allied Domecq Spirits & Wine USA, Inc., together with most other major companies in the Wines and Spirits segment in the U.S.A., have been named and served with complaints in a number of nearly identical putative class action lawsuits. The plaintiffs allege that the defendants engaged in a sophisticated and deceptive scheme to market and sell alcohol to underage consumers. The counts alleged include unjust enrichment, negligence, civil conspiracy, fraudulent concealment, and violations of various state consumer protection statutes. These lawsuits were filed and served in the states of Colorado, Ohio, North Carolina, Wisconsin, Michigan, and West Virginia, as well as the District of Columbia. Allied Domecq was served in the Ohio, Wisconsin, Michigan and West Virginia actions.

Six of the lawsuits–in Colorado, Wisconsin, Ohio, Michigan, West Virginia and the District of Columbia–have been dismissed by the courts in those jurisdictions. Plaintiffs have filed appeals from all of these dismissals. The courts in the remaining lawsuits have not yet ruled on similar pending motions to dismiss. These cases are in the pre-discovery, pre-trial pleading stages. Accordingly, it is too early to predict the amount of potential loss, if any, that could arise from these lawsuits and, accordingly, no provisions have been recognised in the accounts.

Origin of Stolichnaya

Allied Domecq Spirits & Wine Americas Inc., Allied Domecq Spirits & Wine USA, Inc., together with SPI Spirits, were defendants in a putative class action in the United States District Court for the Central District of California. In the lawsuit, a representative of the supposed class claimed that Allied Domecq Spirits & Wine Americas Inc. and Allied Domecq Spirits & Wines USA, Inc. had engaged in unlawful business practices prohibited by California law by advertising and promoting Stolichnaya vodka as “Russian Vodka.” He seeks to enjoin all further advertising, as well as to recover damages, including the disgorgement of all related profits. In July 2006, the parties agreed to settle the litigation, with plaintiff agreeing to drop his request for certification of a class. The parties thereafter filed a stipulation dismissing plaintiff’s claims with prejudice; the Court “so ordered” the dismissal of this litigation on 23 August 2006.

To the company’s knowledge, there are no other lawsuits or exceptional events that are likely to have a significant impact on the Group’s assets and its financial situation.

REGULATORY ASPECTS

The activity of developing and marketing the Group’s alcoholic beverages is carried out within specific legislative and regulatory frameworks, which vary from country to country.

The Group’s social responsibility

Keeping in mind the difficulties with regard to the social aspects of alcohol, the Group has always sought to play a leading role in this matter. Founding member of Enterprise and Prevention (Entreprise et Prévention) in France and of the European Forum for Responsible Dirnking (EFRD, formerly the Amsterdam Group) at the European level, an active member of, among others, the Portman Group in the United Kingdom and of MEAS in Ireland, as well as of the Century Council in the United States, the Pernod Ricard Group has undertaken to develop and finance concrete actions in the field to fight against excessive consumption of alcohol or risky consumption and to promote a responsible policy in the area of commercial advertising. Furthermore, the Group also supports the recommendations of the World Health Organisation (WHO) regarding the consumption of alcohol. On this point, the Pernod Ricard Group does not hesitate to go beyond the rules of professional self-discipline or the regulations in force. Thus the Group refrains, throughout the world, from sponsoring any automobile or motor sport with its brands of alcoholic beverages.

The Group and its French subsidiaries have also entered into a Partnership Charter with the French Interministerial Taskforce for Road Safety on the theme “The person who drives does not drink”, focusing on, in particular, driving while sober and the reduction in road accidents within the Group. The positive results in applying this Charter have been applauded by the public authorities and are rigorously monitored within the Group.

In addition, in France, the Group is at the origin of the creation of the Institut de Recherches et d’Etudes sur les boissons (IREB - Institute for Research and Studies on Beverages), which finances independent researchers in the biomedical sector and in the field of social sciences in order to gain a better understanding of the causes of alcoholism. The Institute’s scientific expertise in these areas is considered authoritative.

OTHER

The Group is not in a position of significant technical or commercial dependence on other companies, customers or suppliers, is not subject to specific confidentiality constraints and has the necessary assets to carry out its business.

Significant Contracts

SCHEME CO-OPERATION AGREEMENT

On 21 April 2005, Allied Domecq Ltd (formerly Allied Domecq Plc) (“Allied Domecq”), Pernod Ricard and Goal Acquisitions Ltd (“Goal”), a company created for Pernod Ricard’s acquisition of Allied Domecq pursuant to a Scheme of Arrangement (hereinafter the “Scheme”) entered into an agreement in which the parties agreed to co-operate to implement the Scheme and in which Allied Domecq made certain undertakings relating to the conduct of its business pending the Scheme taking effect.

The Scheme came into effect on 26 July 2005 (the “Effective Date”).

FRAMEWORK AGREEMENT

Pernod Ricard and Fortune Brands Inc (“Fortune Brands”) entered into a contract on 21 April 2005 which was amended and restated on 24 July 2005 (the “Framework Agreement”), under which the parties agreed that Fortune Brands (or its subsidiaries) would acquire certain specified spirits and wine brands, and their related assets and liabilities owned by Allied Domecq and its subsidiaries for approximately £2.7 billion.

Allied Domecq entered into a deed of adherence to be bound by the Framework Agreement on 26 July 2005.

Under the Framework Agreement:

i.	Fortune Brands agreed to pay Goal approximately £2.7 billion as consideration for certain brands, assets and liabilities owned by the Allied Domecq group (the “FB Brands”);
ii.	the £2.7 billion paid by Fortune Brands formed part of the consideration paid by Goal to the Allied Domecq shareholders pursuant to the Scheme;
iii.	Fortune Brands received tracker shares in Goal giving them economic and management rights in the FB Brands at the Effective Date;
iv.

Pernod Ricard and Goal agreed to procure the transfer of the FB Brands to Fortune Brands within six months of the Effective Date (the “Separation Period”). The consideration payable by Fortune Brands on such transfers was netted against an equivalent sum payable by entities of the Pernod Ricard Group in acquiring or redeeming the tracker shares and by the end of the Separation Period all tracker shares had been redeemed or acquired for an amount equal to their nominal value of approximately £2.7 billion.

Transfer of assets relating to the FB Brands

The FB Brands were transferred to the Fortune Brands Group during the Separation Period pursuant to the following agreements (“Local SPA’s”):

i.

a sale and purchase agreement dated 27 July 2005 (as amended on 26 January 2006) between Allied Domecq Luxembourg Holdings S.A.R.L., Allied Domecq Spirits and Wine (Europe) B.V. and Fulham Acquisition Corp. relating to the entire issued share capital of Allied Domecq S.A.S.;

ii.	a sale and purchase agreement dated 28 October 2005 between PR Acquisitions IV Corp. and Fulham Acquisitions Corp. relating to the entire issued share capital of Maker’s Mark Distillery, Inc.;
iii.

a sale and purchase agreement dated 16 November 2005 between Allied Domecq Spirits & Wine Americas, Inc. and Fulham Acquisition Corp. relating to the entire issued share capital of Wine Alliance, Inc.;

iv.

a sale and purchase agreement dated 26 January 2006 between Allied Domecq Spirits & Wine Limited, Allied Domecq Spirits & Wine (Europe) B.V., Jim Beam Brands UK Limited, Jim Beam Brands Distribution (UK) Limited, Jim Beam Brands UK (Holdings) Limited and Diskus Zweihundertvierzehnte Beteiligungs - Und Verwaltungs - GmbH relating to certain assets of Allied Domecq Spirits & Wine Limited and Allied Domecq Spirits & Wine (Europe) B.V.;

v.

a sale and purchase agreement dated 27 January 2006 between Allied Domecq International Holdings B.V., Spain Alecq B.V. and Fortune Brands International Holdings Spain, S.L. relating to the share capital in Allied Domecq Espana, S.A.;

vi.

a sale and purchase agreement dated 27 January 2006 between Hiram Walker & Sons Limited and 2090981 Ontario Inc. relating to the entire issued share capital of 1666986 Ontario Inc. (which was subsequently amalgamated with 2090981 Ontario Inc. to form 1687318 Ontario inc.); and

vii.	a sale and purchase agreement dated 27 January 2006 between CC Sub 2 Corp. and Fulham Acquisition Corp. relating to the entire issued share capital of CC Sub 1 Corp.

Price Adjustments

The price paid by Fortune Brands for each of the FB Brands was provided in the Framework Agreement but subject to various price adjustments (the “Price Adjustments”) based upon:

i.	the difference between the estimated direct brand contribution of the FB Brands and their actual direct brand contribution;
ii.	the difference between the estimated working capital and the actual working capital at the Effective Date of the Allied Domecq subsidiaries that were transferred to Fortune Brands;
iii.	the amount of any net cash or debt at the Effective Date in the subsidiaries that were transferred to Fortune Brands;
iv.	the actual amount of stocks and inventory at the Effective Date in the Allied Domecq subsidiaries that were transferred to Fortune Brands;
v.	certain other adjustments relating to the period between the Effective Date and the transfer of the relevant assets to Fortune Brands.

These adjustments were agreed between Pernod Ricard and Fortune Brands in the Settlement Agreement (details of which are set out below). As a result of such adjustments, the consideration paid for the FB Brands was ultimately more than £2.7 billion.

The Framework Agreement also contained various provisions governing the relationship between the parties with regard to the assets and liabilities of Allied Domecq. In particular:

i.

Pernod Ricard and Fortune Brands agree to provide each other with transitional services to allow each to achieve business continuity in respect of the part of the Allied Domecq business acquired. Such services are to be provided for 24 months from the Effective Date (limited to 6 months in relation to distribution of the other party’s products) and each party shall endeavour to ensure that the Allied Domecq business it acquires ceases to require such services as soon as reasonably practicable;

ii.

the Framework Agreement provides for the allocation of tax liabilities and tax assets between the Allied Domecq assets acquired by Fortune Brands and the Allied Domecq assets retained by Pernod Ricard;

iii.	Pernod Ricard retained Allied Domecq’s United Kingdom defined benefit pension schemes and Fortune Brands was obliged to establish a new defined benefit pension plan by 6 April 2006.

Pernod Ricard, Larios Pernod Ricard S.A. and Fortune Brands entered into an asset purchase agreement (attached to the Framework Agreement as an agreed-form document) on 21 April 2005. The agreement provided for the acquisition by Fortune Brands of Pernod Ricard’s Larios spirits and wines brands and related assets. This transaction closed on 8 September 2005.

TRANSACTION CO-OPERATION AGREEMENT

Pernod Ricard, Fortune Brands and Goal entered into an agreement on 21 April 2005 (the “Transaction Co-Operation Agreement”) regarding the relationship between the parties between the date on which Pernod Ricard’s offer for Allied Domecq Plc was announced and the Effective Date.

The Transaction Co-Operation Agreement was designed primarily to cover the period up to the Effective Date. Accordingly, many of the provisions of the Transaction Co-Operation Agreement ceased to be relevant after that date.

SETTLEMENT AGREEMENT

The Local SPA’s each provide for certain payments to be made after their respective completion dates. Certain payments remained outstanding and certain price adjustments were required in accordance with the Framework Agreement. Pernod Ricard, Pernod Ricard Finance SA and Fortune Brands therefore entered into an agreement on 19 May 2006 for the overall settlement of these outstanding payments (the “Settlement Agreement”). Pursuant to the Settlement Agreement, Fortune Brands paid Pernod Ricard Finance SA a total amount of £134 million on 23 May 2006.

2005 CREDIT AGREEMENT

Pursuant to a credit agreement (the “Credit Agreement”) dated 21 April 2005 made between Pernod Ricard and its subsidiary Goal Acquisitions (Holdings) Limited (“GA(H)L”) as Original Borrowers and Original Guarantors, JP Morgan Plc, Morgan Stanley Bank International Limited, BNP Paribas, The Royal Bank of Scotland Plc, and SG Corporate & Investment Banking as Mandated Lead Arrangers, the Financial Institutions listed therein as Lenders and BNP Paribas as Agent, to which certain other subsidiaries of Pernod Ricard have acceded as additional borrowers and/or guarantors, euro, US dollar and multicurrency term loan and revolving credit facilities were made available as follows:

•	Facility A – a euro denominated term loan of €1,250,000,000 available to Pernod Ricard;
•	Facility B – a euro denominated term loan of €225,000,000 and a US dollar denominated term loan facility of US $ 1,185,000,000 available to any borrower as defined in the Credit Agreement
•	Facility C – a revolving term loan consisting of:
•	Facility C1 – a 3-year euro denominated facility of €760,000,000 and a US dollar denominated term loan of $965,000,000;
•	Facility C2 – a 5-year euro denominated facility of €1,355,000,000, and a US dollar denominated term loan of US $ 1,740,000,000, available to any borrower as defined in the Credit Agreement;
•

Facility D – a euro denominated revolving credit facility of €1,000,000,000 and a multicurrency revolving credit facility of €750,000,000 available to any borrower as defined in the Credit Agreement; and

•

Facility E – a multicurrency revolving credit facility of €1,000,000,000 (which has now been reduced to €750,000,000 and will be reduced to €500,000,000 in 2007) available to any borrower as defined in the Credit Agreement.

The proceeds of Facilities A to C were used (i) to finance the cash consideration payable in respect of the acquisition of Allied Domecq (the “Scheme”), (ii) to finance the costs associated with the Scheme and certain other specified matters, and (iii) to refinance certain existing indebtedness of Pernod Ricard, Allied Domecq and their respective subsidiaries.

Following the sale of DBI, Facility B was repaid in full in March 2006.

The proceeds of Facility D are to be used (i) as a backstop financing for the commercial paper programmes of Pernod Ricard and Allied Domecq, (ii) to refinance these programmes, and (iii) to refinance certain existing indebtedness of Pernod Ricard, Allied Domecq and their respective subsidiaries.

The proceeds of Facility E are to be used for the general corporate purposes of the companies.

The rate of interest on amounts drawn down on all facilities is the applicable LIBOR (or, for loans denominated in euro, EURIBOR), plus a specified margin and mandatory costs. A commitment fee is payable on the undrawn amounts of facilities D and E until the end of their availability periods. An agency fee is payable to the Agent twice a year.

The obligations of each of the borrowers under the Credit Agreement are jointly and severally guaranteed by Pernod Ricard. GA(H)L and certain other members of the Pernod Ricard Group.

The Credit Agreement contains certain customary representations and warranties, and certain negative covenants customary for facilities of this nature which restrict Pernod Ricard, GA(H)L and certain other members of the Group (subject to certain exceptions, and until certain criteria are met), among other things from (i) granting security interests over their business, assets and undertakings; (ii) changing the general nature of the business of the Group; (iii) proceeding with mergers or other corporate restructurings; (iv) disposing of assets; (v) making loans to third parties; (vi) making acquisitions and investments; and (vii) incurring additional indebtedness.

The Credit Agreement also contains certain events of default customary for credit facilities of this nature, the occurrence of which would allow the lenders to accelerate repayment of all outstanding amounts and terminate their commitments. In this regard, a change in control of Pernod Ricard is considered as an event of default subject to compliance with the customary notices and the customary time periods. Pursuant to the Credit Agreement, a change of control occurs if a company other than Paul Ricard SA and any person or group of individuals or legal entities acting in concert with Paul Ricard SA (as defined by Article L. 233-10 of the French Commercial Code) takes control of Pernod Ricard (as such term is defined in Article L.233-3 sections I and II of the French Commercial Code).

2008 PERNOD RICARD BONDS: OCEANE

In February 2002, Pernod Ricard issued bonds convertible into and/or exchangeable for new or existing Pernod Ricard shares (the “Bonds” or “OCEANE”). The main terms of these Bonds were as follows.

•

the number of Bonds issued amounted to 4,567,757, representing a total nominal value of €488,749,999. The nominal value per Bond was fixed at €107. The issue price represented the par value of the Bonds and was to be paid in full at the settlement date;

•	the Bonds bore interest at a rate of 2.50% per annum, equivalent to €2.675 per Bond, payable annually in arrears on 1 January of each year;
•	redemption of the Bonds was to occur in full on 1 January 2008 at a price of €119.95 per Bond;
•

in the meantime, the bondholders could request the conversion and/or exchange of the Bonds for Pernod Ricard shares at any time, from February 2002, at the conversion/exchange ratio of 1.25 share per Bond;

•	the Bonds ranked pari passu with all other unsecured and unsubordinated indebtedness and guarantees of Pernod Ricard;
•

the Bonds were subject, inter alia, to a standard negative pledge prohibiting Pernod Ricard from granting a guaranty for the benefit of holders of other existing or future bonds without previously or simultaneously granting a similar guaranty and ranking to the Bonds;

•

early redemption was possible, at any time, and at Pernod Ricard’s option (i) by means of purchases on or off the stock exchange or by means of a public offer, (ii) at an early redemption price which guaranteed the initial subscriber a yield equivalent to that which would have been obtained on redemption at maturity, if less than 10% of the Bonds issued remained outstanding or (iii) by the exercise by Pernod Ricard of the early redemption option (the “Early Redemption Option”) included in the terms and conditions of the Bonds approved by the bondholders’ meeting held on 21 July 2005 in consideration for an additional payment of €3.53 per Bond by Pernod Ricard.

On 28 July 2005, Pernod Ricard announced its decision to redeem all of its outstanding Bonds on 20 September 2005.

Following this announcement, pursuant to the terms and conditions relating to the Bonds, most of the bondholders exercised their conversion/ exchange rights, at an exchange ratio of 1.25 Pernod Ricard share per Bond. In this respect, Bond holders received a conversion premium of €4.50 per Bond, that was paid upon delivery of the shares.

On 20 September 2005, Pernod Ricard redeemed all the Bonds that remained outstanding of such date: bondholders who had not exercised their conversion/exchange rights were repaid at an early redemption price of €114.52 per Bond and they also received an amount of €1.92014 per Bond in respect of accrued interest between 1 January 2005 and 19 September 2005, representing a gross actuarial yield of 4.35% (which was identical to the gross actuarial yield initially provided for).

€1,400,000,000 REVOLVING CREDIT

FACILITY AGREEMENT

A revolving credit facility agreement dated 28 July 2004 was entered into between (a) Pernod Ricard, Etablissements Vinicoles Champenois, Chivas Brothers (Holdings) Ltd and Austin Nichols and Co., Inc. as the borrowers, and (b) Calyon, as the agent, BNP Paribas, Calyon, JP Morgan Plc and Société Générale as the mandated lead arrangers, and a certain number of financial institutions as lenders.

Subject to the terms set forth in the credit facility, the lenders made available to the borrowers a multicurrency revolving credit facility in an aggregate amount equal to €1,400,000,000. Certain other companies belonging to the Group could also become borrowers (including Pernod Ricard Finance SA).

The credit facility could be used by Pernod Ricard to finance all types of transactions. It covered a term of five years. Loans were available in euro, yen, US dollars or any other currency readily available and freely convertible into euros.

The credit facility was governed by French law; accelerated repayment was made under the credit facility and it terminated when the 2005 Credit Agreement (as referred to above) was signed.

AGREEMENT TO SELL “THE OLD BUSHMILLS
DISTILLERY COMPANY LIMITED” TO DIAGEO

Pernod Ricard and Diageo Plc (“Diageo”) entered into an agreement on 6 June 2005 pursuant to which Pernod Ricard agreed to sell to Diageo the entire issued share capital of “The Old Bushmills Distillery Company Limited” (“OBD”). OBD owned a distillery, inventory and intangible fixed assets (consisting of the Bushmills, Blackbush, Bushmills Malt, and Bushmills Cream brands). Dillons Bass, Edward Dillon (Bonders), Coleraine Distillery and Elliott Superfoods, each a subsidiary of OBD, were retained by Pernod Ricard. Moreover, certain intangible fixed assets, which were not related to the use of the brands sold, were retained by Irish Distillers Group, a Pernod Ricard subsidiary.

The sale agreement completed on 25 August 2005. The consideration paid was €295 million.

OPTION GRANTED TO DIAGEO

TO PURCHASE THE MONTANA WINE BUSINESSES

Pernod Ricard and Diageo entered into an agreement on 6 June 2005 pursuant to which Pernod Ricard granted Diageo the option to acquire Allied Domecq’s Montana wine businesses (which Pernod Ricard would control on the Effective Date, excluding the following three brands: “Corbans”, “Stoneleigh” and “Church Road” - and related assets - which would be retained by Pernod Ricard). Diageo gave notice to Pernod Ricard on 19 October 2005 that it would not exercise the option, which has therefore lapsed.

STOLICHNAYA

On 15 November 2000, Allied Domecq International Holdings B.V. and Allied Domecq Spirits & Wine USA, Inc. entered into a Trademark Sale, Supply and Distribution Agreement with Spirits International NV and SPI Spirits (Cyprus) Ltd. (together referred to hereinafter as “SPI Spirits”). Under this agreement, SPI Spirits appointed Allied Domecq as exclusive distributor in the United States of its various vodka products, which are distributed under the brand names Stolichnaya, Stoli and Priviet. The companies of the Allied Domecq group agreed to purchase a minimum number of cases over the term of the agreement and to undertake a significant investment in the marketing, sale and distribution of SPI Spirits vodka products. On 24 November 2004, the Allied Domecq Group and SPI Spirits signed contracts regarding the marketing and distribution of the Stolichnaya vodka brand portfolio by the Allied Domecq Group in markets in the European Union, Latin America, Asia Pacific and Africa

A new agreement was signed on 21 September 2005 between Allied Domecq International Holdings BV, Allied Domecq Spirits & Wine USA Inc, Spirits International NV, SPI Spirits (Cyprus) Limited and Pernod Ricard SA. This new agreement, in consideration for a US $125 million payment by Pernod Ricard to SPI, provides for the following:

•

Pernod Ricard was granted the exclusive distribution rights for Stolichnaya (in the countries where SPI Spirits holds these rights) and other brands in the SPI Spirits portfolio. This in fact secures the rights previously held by Allied Domecq and which were under threat due to change of control clauses in the previous agreements between Allied Domecq and SPI;

•

Pernod Ricard and SPI Spirits agreed to begin discussions for a possible acquisition of the brand by Pernod Ricard, should SPI Spirits decide in the future to sell this brand. Pernod Ricard has an exclusivity period to discuss with SPI a possible acquisition of the brand or any other form of long-term partnership. A significant part of the payment made would be deducted from the acquisition price of the brand;

•

Pernod Ricard has a pre-emption right, relative to both the renewal of distribution rights upon the expiry of the current agreements, and the acquisition of the Stolichnaya brand, in the event that SPI decides to sell the brand.

The term of validity of this new agreement is in line with that of the existing contracts between SPI Spirits and Allied Domecq, and therefore covers a period up to 31 December 2010.

JINRO

On 15 February 2000, Jinro Ballantine’s Company Ltd was formed in South Korea. 70% of its share capital is held by Allied Domecq (Holdings) Limited (“Allied Domecq”), with the remaining 30% held by Jinro Limited, one of South Korea’s largest spirits producers and distributors. Additionally, Allied Domecq purchased a 70% interest in Jinro Ballantine’s Import Company Ltd, with the remaining 30% held by Korea Wines and Spirits Company Ltd. The total value of Allied Domecq’s 70% interest in both companies was approximately £103 million. The first of these companies bottled and distributed the Imperial Whisky brand, while the second company imported and distributed brands from Allied Domecq’s international brown spirits portfolio. In addition, the distribution rights for non-brown spirits were transferred to Jinro Ballantine’s Import Company Ltd in April 2004. In April-May 2003, Jinro Limited became subject to involuntary reorganisation proceedings. Following the failure of Jinro to recover from such reorganisation proceedings within 180 days, Allied Domecq sent Jinro a notice of termination of the joint venture agreement. The matter is currently on appeal to a Korean Supreme Court.

SUNTORY

In 1988, Allied Domecq entered into a series of agreements with Suntory Ltd, one of Japan leading producers and distributors of spirits. One element of these agreements was the creation of a joint venture company in Japan called Suntory Allied Ltd, of which 49.99% of the capital and voting rights are owned by Alllied Domeq and 50.01% by Suntory Ltd. Suntory Allied Ltd, was granted the exclusive rights to distribute certain Allied Domecq brands in Japan until 31 March 2029.

The management of Suntory Allied Ltd is jointly controlled by Pernod Ricard, as successor-in-interest to Allied Domecq, and Suntory Ltd.

GLOBAL TRANSACTION WITH CORBY DISTILLERIES LTD

In March 2006, Pernod Ricard and Corby Distilleries Ltd (“Corby”) signed an agreement (the “Agreement”) with regard to the distribution of the Group’s brands, the production of its own Corby products, and the exchange of certain assets. Pernod Ricard holds 46% of Corby’s share capital. This transaction, was closed 29 September 2006, as a result of the large number of internal reorganisations arising from this transaction.

This Agreement provides for Corby to acquire the exclusive distribution right for the Group’s products in Canada for a term of 15 years. Corby is also going to acquire the international rights attaching to the Lamb’s rum (as the rights to this brand in Canada are already owned by Corby) as well as the rights relating to the Seagram Coolers brand for Canada. Corby has agreed to finance the cost of these acquisitions, primarily via the sale to Pernod Ricard of the 45% stake in the capital that it holds in the two companies that own the rights to the Tia Maria brand (Pernod Ricard already holds 55% of the capital of these two companies). Furthermore, Corby and Pernod Ricard have stated that the Corby products would continue to be produced by the Group’s factory located in Walkerville, Ontario, for a period of 15 years (consisting of a 10-year initial term with the possibility of a further 5-year extension of such term). Corby will be tasked by Pernod Ricard with managing the Walkerville factory.

Specific standard contracts were drawn up for all the transactions described above. These contracts were signed on the date when the transaction is finalised, i.e. 29 September 2006.

SALE OF BRITVIC PLC

On 9 December 2005, Pernod Ricard agreed to dispose of approximately 51 million shares in Britvic Plc, acquired as part of its acquisition of Allied Domecq in connection with the listing of this company on the Main Market of the London Stock Exchange scheduled for 14 December 2005.

The price of 230 pence per share guaranteed gross proceeds of approximately £117.3 million. Prior to this sale, Pernod Ricard received an exceptional dividend in respect of its holding in Britvic shares of £23.4 million, at the end of November 2005. Accordingly, Pernod Ricard received in aggregate, nearly €210 million.

ASSET AND SHARE SALE AGREEMENT TO SELL GLEN GRANT TO CAMPARI

On 22 December 2005, Chivas Brothers Limited (“Chivas Brothers”) and PR Newco 2 Limited (“PR 2”), Dunwilco (1290) Ltd. (now Glen Grant Distillery Company Limited) and Davide Campari-Milano S.p.A. (“Campari”) entered into an asset and share sale agreement (as amended by a deed of variation dated 15 March 2006). Pursuant to this agreement, Chivas Brothers agreed to sell to Campari the assets relating to the Glen Grant brand and PR 2 agreed to sell to it the entire issued share capital of Glen Grant Whisky Company Limited. The sale completed on 15 March 2006.

The price agreed for the shares was divided into euro consideration and sterling consideration comprising €110 million and £3.2 million.

SALE AND PURCHASE AGREEMENTS TO SELL OLD SMUGGLER AND BRAEMAR TO CAMPARI

On 22 December 2005, Allied Domecq Spirits & Wines Limited (“ADSW”) entered into two agreements in relation to the sale of the Old Smuggler and Braemar brands, both with Dunwilco (1291) Ltd (now Old Smuggler Whisky Company Ltd) and Davide Campari-Milano S.p.A. (“Campari”). One agreement relates to the brands in Argentina and the other agreement relates to the rest of the world.

Pursuant to these agreements, ADSW agreed to sell the assets relating to Old Smuggler and Braemar to Campari. The sale completed on 15 March 2006. (with the exception of Old Smuggler in Argentina, which is awaiting approval by the Argentine competition authorities).

The initial consideration payable at completion under the non-Argentina agreement was approximately £9.7 million and under the Argentina agreement the initial consideration was approximately €0.8 million excluding inventories.

ZUBROWKA

Pernod Ricard negotiated the renewal of the distribution contract for the Polish vodka Zubrowka with Central European Distribution Corporation (“CEDC”), the new owner of Polmos Bialystok SA.

This new contract, signed on 27 June 2006, came into effect on 1 July 2006 for an initial term of 10 years. It now covers over 70 countries (as compared to the 20 covered by the previous contract) including, in particular, France, the leading export market for this brand, Spain, South Africa and Ireland. The main countries that are still not included in the current agreement are Poland, the United States, the United Kingdom and Germany.

SALE OF DBI

On 12 December 2005, Allied Domecq North America Corp., Allied Domecq Canada Ltd and Pernod Ricard (the “Vendors’”) signed a share sale and purchase agreement (the “Agreement”) with Dunkin’ Brands Group Holdings, Inc. and Dunkin’ Brands Acquisition, Inc. (the “Purchasers”). The Purchasers are companies created by American investment funds (Bain Capital Fund VIII, L.P., Carlyle Partners IV, L.P. and Thomas H. Lee Equity Fund V, L.P.), with a view to purchasing Dunkin Brands Inc. (“DBI“), a Pernod Ricard subsidiary. The Purchasers undertook to purchase the entire share capital of DBI for a price of approximately US$2.4 billion. Within the scope of the Agreement, the Vendors made a certain number of representations and warranties to the Purchasers; these representations and warranties will generally expire on the date of the effective sale of the capital of DBI to the Purchasers. Certain very specific representations and warranties will nevertheless remain indefinitely in force. Furthermore, the Vendors agreed to grant a warranty with regard to any tax liabilities that may result from the period prior to completion of the transaction. The sale was completed on 1 March 2006.

Industrial and environmental risks

Pernod Ricard’s industrial and environmental policy is aimed in particular at managing and controlling the major risks it incurs which are as follows:

•

the risk of fire and more rarely of explosion related to the storage and handling of inflammable spirits. This risk is present in particular at sites with ageing cellars in light of the volumes stored. Out of these sites, 8 are classified “high-threshold” SEVESO due to the volumes of maturing alcohols stored on these sites (volumes in excess of 50,000 tonnes): 1 in Ireland and 7 in Scotland. In these cellars, the risk of explosion is very low due to the storage of alcohol in small containers (oak casks with a capacity of 200 to 500 litres, in a confined atmosphere);

•	the potential consequences of a fire on activities on the site concerned (business interruption risk) or on the surrounding environment (domino effect, ground pollution etc.);
•

the product contamination risk. As the Group is anxious to be able to offer its consumers flawless quality products, the Group pays particular attention to prevention of the risk of intrusion of a solid foreign body, such as a sliver of glass, in its bottles ;

•	the risk of ground or groundwater pollution due to accidental spillage.

This policy for managing and controlling risks consists of the following:

•	Continued improvement of fire protection at our sites

A Technical Risk Manager, who is part of the Group’s QSE department, is in charge of co-ordinating an annual programme of engineering audits carried out by our insurance companies and also performs additional technical audits with the insurance broker.

Sites worth over €50 million are audited annually and audits are carried out at least every 3 years for the other sites.

The Group’s entire risk prevention and management policy has been extended to include the Allied Domecq sites that have been taken over. For this purpose, by the end of 2006, all significant new sites will have been audited and evaluations prepared.

These engineering audits are based, in particular, on an analysis and identification of the risks of damage relating to our business and lead to risk ranking and a list of recommendations being prepared.

An improvement plan is drawn up for each site on the basis of these recommendations that are classified by order of priority and comprises:

•

prevention actions and programmes to raise awareness with regard to best protection measures: for example, an awareness campaign has been carried out with regard to infrared thermography (where a camera detects abnormal temperature rises in an electrical circuit), a system that was little used three years ago. This prevention technique, which is very effective and relatively inexpensive, is now used by most sites;

•

investments in protection with the installation of automatic extinguisher systems (sprinklers, gas) or the upgrading of existing systems. For example, at the Lignères site, a new bottling room protected in accordance with the standards required by insurers has recently been created;

•	introduction of regularly-tested contingency plans to react to any problems that may arise.

The Technical Risk Manager advises and assists the subsidiaries in preparing the improvement plans. He is responsible, in particular, for disseminating target guides to good practices via a dedicated web site (these practices include, for example, infrared thermography, fire permits, first intervention teams, etc.).

New projects (site creation or extension) are discussed with our insurers to ensure that they are equipped with high-performing protection measures right from the start.

•	Reduction in business continuity risks

In general, the fact that our business activities are spread over more than 100 industrial sites, and the time periods inherent in the Group’s distribution channel, help to reduce this risk. A study is nevertheless in progress in order to upgrade the possible safeguards for our strategic brands and improve them whenever required.

•	A Guarantee of product quality

Two good practice guides dealing with product contamination risks, in particular due to the presence of glass particles, were published in 2004 and 2006. An evaluation of the application of these guides is being carried out within the scope of the cross-audits carried out by the QSE department.

With the help of our insurance company, a specialised consultant assists our subsidiaries in testing and improving product recall procedures. 11 days’ training were provided for this purpose in 2005 and 17 further days’ training is scheduled in 2006.

•	Prevention of the pollution risk

The Group is also insured with regard to environmental risks that could affect third parties and has set up action plans aimed at preventing these risks.

Reduction of the risk of accidental spillage or the consequences of a fire were studied by a working group which then developed a good practice guide.

For 2005/2006, in the absence of any compensation or fines paid during the financial year for environmental damage, the expenditure incurred to reduce risks and prevent harmful consequences for the environment amounted to €5 million.

In order to bring our industrial sites into compliance and in the absence of any disputes in progress, the Group recognised provisions for a total amount of €30.8 million.

Insurance and risk coverage

For Pernod Ricard, use of insurance is a solution for the financial transfer of the major risks facing the Group. This transfer is accompanied by a policy of prevention for the purpose of reducing contingencies as far as possible. The Group evaluates its risks with care in order to best adjust the level of coverage of the risks it incurs.

The Group benefits from two types of insurance coverage: on the one hand, Group insurance policies, and on the other hand, policies that are taken out locally. The programmes at Group level are monitored by an insurance manager who coordinates the insurance and risk management policy as well as by a person in charge of monitoring risk prevention.

Insurance policies

In order to cover the main risks, Pernod Ricard has set up international insurance programmes in which all of the Group’s subsidiaries take part, barring exceptions due to local regulatory constraints in certain countries as a result of more attractive conditions offered by the local market. These programmes provide the following coverage:

•	property damage and business interruption losses;
•	civil liability for operations and civil product liability;
•	civil liability of executive officers;
•	costs and losses incurred by the Group due to accidental and/or criminal contamination;
•	damage during transport (and storage);
•	credit insurance for trade receivables.

Certain subsidiaries have taken out additional insurance policies for the purpose of meeting specific needs (e.g. vineyard insurance in Argentina and Australia, insurance of automobile fleets, etc.)

Allied Domecq’s insurance programmes entered into in England expired on 31 August 2005. As of that date, all the Allied Domecq companies were included in Pernod Ricard’s insurance programmes that have been specifically adapted to the characteristics of the businesses that were purchased.

The Group’s ability to cover its civil liability with respect to property and persons due to operation of its facilities

The Group’s civil liability programme was increased from €75 million to €220 million with effect from 1 September 2005 for all physical damage as well as property and consequential damage that the companies of the Group may cause to third parties. Global coverage also includes cover for accidental damage to the environment for up to €22.5 million (€7.6 million for the North American companies) and coverage of the costs of product recall for up to €6.1 million.

Means used by the Group to manage compensation for victims in the event of technological incidents triggering its liability

In the event of a technological incident that triggers Pernod Ricard’s liability or that of a Group company, the company and/or the Group will rely on its brokers and insurers for assistance; they will set up, in particular, a crisis unit bringing together all necessary service providers. All of these parties have the experience and means required for managing exceptional situations.

 Coverage

Type of insurance	Cover and limits of the main insurance policies (1)

Property damage	Cover: fully comprehensive (except exclusions)
and business	Basis of compensation:
interruption losses

•         as new value for moveable property and real property, except for certain subsidiaries, which have exceptionally chosen, with the contractual agreement of the insurers, to provide for another basis of compensation;

• cost of sale for inventories, except for certain maturing stocks that are insured at cost of sale or net book value plus a fixed margin (tailored to each company);
• business operating losses with a compensation period of between 12 and 24 months according to the company.
Limit on compensation:

Overall limit of €360 million with regard to 9 main sites and €150 million for the others. Furthermore, a captive insurance company provides insurance cover for an amount of €0.8 million per claim with a maximum commitment of €4 million per annum.

General civil liability (operations and products)

Fully comprehensive cover (except for exclusions) for damage caused to third parties for up to €220 million per year of insurance. The costs of product recalls and business interruption losses related to accidental or criminal contamination are subject to a specific insurance limit of €6 million.

Product contamination

Coverage for all product recall costs, business interruption losses and the costs of image rehabilitation for Pernod Ricard following contamination of products delivered. Initial cover is provided by the civil liability policy for €6 million. Additional insurance cover is provided by a separate contract for €10 million for accidental contamination and €40 million for criminal contamination.

Civil liability of executive officers	Cover of up to €125 million per year of insurance.

Transport	Couverture of up to €7.5 million per claim.

Credit	Cover of €30 million mainly provided for the Group’s French subsidiaries and the subsidiaries of Pernod Ricard Europe.

Fraud	Cover taken out as of 1 September 2005 for acts of fraud. An amount of €35 million per year is insured for all Group companies.

(1)	The figures shown are the main limits. Some contracts provide for specific limits for certain cover.

Changes in insurance budgets (Group insurance programmes excluding collective insurance)

In euro million Premiums net of taxes and compulsory extra premiums	2003	2004	2004/2005 18 months	2004/2005 12 months	2005/2006

Group programme excluding collective insurance	10.5	10.7	15.7	10.4	15.7

The increase in premium between the 2005/2006 financial period and the same 12-month period for 2004/2005 relates to inclusion of the Allied Domecq businesses.

171	Consolidated Financial Statements
171	Consolidated income statement
172	Consolidated Balance Sheet
174	Statement of changes in shareholders’ equity
175	Consolidated Cash Flow Statement
176	Notes to the Consolidated Financial Statements
220	Statutory Auditors’ Report on the Consolidated Financial Statements

Consolidated Financial Statements

CONSOLIDATED INCOME STATEMENT

In euro million	Notes	30.06.06	30.06.05 (1)

Net sales		6,066	3,611

Cost of sales		(2,488)	(1,455)
Gross margin		3,578	2,156

A&P and distribution costs		(1,248)	(743)
Contribution after A&P expenses		2,330	1,413

Selling, general and administrative expenses		(1,075)	(685)
Operating profit from ordinary activities		1,255	729

Other operating income and expenses	5	(126)	16
Operating profit		1,129	745

Financial income (expense)	4	(410)	(88)
Income tax	6	(108)	(163)
Share of net profit/(loss) of associates		2	—
Net profit from continuing operations		613	493

Net profit from discontinued operations		57	—
Net profit		670	493

Including:
Attributable to minority interests		31	9
Attributable to equity holders of the parent		639	484
Earnings per share — basic (in euros)	7	7.53	7.55
Earnings per share — diluted (in euros)	7	7.29	6.81

Net earnings per share from continuing operations (excluding discontinued operations) — basic (in euros)	7	6.86	7.55
Net earnings per share from continuing operations (excluding discontinued operations) — diluted (in euros)	7	6.64	6.81

(1)	Comparative figures adjusted as a result of the transition to IFRS (see note 24).

CONSOLIDATED BALANCE SHEET

Assets

In euro million	Notes	30.06.2006	30.06.2005 (1)

Non-current assets
Intangible assets	8	8,028	1,993
Goodwill	8	3,527	217
Property, plant & equipment	9	1,637	853
Biological assets		53	19
Non-current financial assets	10	142	74
Investments in associates		10	5
Deferred tax assets	6	821	354
Non-current assets		14,218	3,515

Current assets
Inventories	11	3,327	2,179
Operating receivables	12	1,390	855
Other receivables		294	323
Current derivative instruments		84
Cash and cash equivalents	14	447	135
Current assets		5,542	3,492

Total assets		19,760	7,007

(1)	Comparative figures adjusted as a result of the transition to IFRS (see note 24).

Liabilities and shareholders’ equity

In euro million	Notes	30.06.2006	30.06.2005 (1)

Shareholders’ equity
Share capital		292	219
Additional paid-in capital		2,539	38
Retained earnings and currency translation adjustments		2,230	1,789
Net profit attributable to equity holders of the parent		639	484
Shareholders’ equity - attributable to equity holders of the parent		5,700	2,530

Minority interests		172	35
of which profit attributable to minority interests		31	9
Total shareholders’ equity		5,872	2,565

Non-current liabilities
Non-current provisions	13	707	186
Provisions for pensions and other long-term employee benefits	13	1,009	181
Deferred tax liabilities	6	2,264	551
Bonds	14	1,705	502
Non-current derivative instruments	14	58	—
Other non-current financial liabilities	14	4,534	507
Total non-current liabilities		10,277	1,927

Current liabilities
Current provisions	13	458	121
Operating payables	17	2,526	934
Other operating payables		127	177
Other current financial liabilities	15	500	1,270
Current derivative instruments			13
Total current liabilities		3,610	2,515

Total liabilities and shareholders’ equity		19,760	7,007

(1)	Comparative figures adjusted as a result of the transition to IFRS (see note 24).

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

In euro million	Share Capital	Additional paid-in capital	Retained earnings	Net profit attributable to equity holders of the parent	Changes in fair value	Currency translation adjustments	Treasury shares	Total attributable to equity holders of the parent	Minority interests	Total shareholders’ equity

At 01.07.2004	219	38	2,175	169		(176)	(147)	2,278	29	2,307

Appropriation of net profit to retained earnings			169	(169)				—		—
Net profit				484				484	9	493
Currency translation adjustments						38		38		38
Share-based payment			14					14		14
Fair value of Cash Flow hedges					(9)			(9)		(9)
Income and expenses recognised directly through equity			183	315	(9)	38		527	9	536
Purchase/sale of treasury shares							(143)	(143)		(143)
Distribution of dividends by the parent Company			(137)					(137)	(3)	(140)
Other movements			5					5		5
At 30.06.2005 (1)	219	38	2,226	484	(9)	(138)	(290)	2,530	35	2,565

Appropriation of net profit to retained earnings			484	(484)				—		—
Net profit				639				639	31	670
Currency translation adjustment						2		2		2
Share-based payment			21					21		21
Fair value of cash flow hedges					62			62		62
Income and expenses recognised directly through equity			505	155	62	2		724	31	755
Capital increase	73	2,501	(27)					2,548		2,548
Purchase of treasury shares							(20)	(20)		(20)
Distribution of dividends by the parent Company			(92)					(92)	(21)	(113)
Change in scope of consolidation									127	127
Other movements			10					10		10
At 30.06.2006	292	2,539	2,622	639	53	(136)	(309)	5,700	172	5,872

(1)	Comparative figures adjusted as a result of the transition to IFRS (see note 24).

CONSOLIDATED CASH FLOW STATEMENT

In euro million	12 months 30.06.2006	12 months 30.06.2005 (1)

Cash flow from operating activities
Net profit attributable to equity holders of the parent	639	484
Minority interests	31	9
Share of net profit/(loss) of associates, net of dividends received	(2)	—
Financial income (expense)	410	88
Income tax expense	108	163
Net profit from discontinued operations	(57)	—
Depreciation and amortisation	148	101
Net changes in provisions	(7)	(38)
Net change in impairment of goodwill and intangible assets	23	15
Impact of derivatives hedging trading transactions	(3)	5
Fair value adjustments on biological assets and investments	2	1
Net (gain)/loss on disposal of assets	(325)	(52)
Share-based payment	21	14
Decrease/(increase) in working capital	238	(23)
Interest paid (received)	(337)	(86)
Income tax (paid) received	(175)	(183)
Cash flow from operating activities	713	498

Cash flow from investing activities
Capital expenditures	(338)	(154)
Proceeds from disposals of property, plant and equipment and intangible assets	301	57
Cash expenditures for acquisition of non-current financial assets	(9,123)	(145)
Cash proceeds from the disposals of non-current financial assets	6,487	102
Cash flow from investing activities	(2,674)	(140)

Cash flow from financing activities
Dividends paid	(113)	(140)
Other changes in shareholders’ equity	24	(7)
Issuance of long term debt	8,277	—
Repayment of long term debt	(5,904)	(89)
(Acquisition)/disposal of treasury shares	(20)	(143)
Cash flow from financing activities	2,265	(379)

Increase/(decrease) in cash and cash equivalents (before effect of exchange rate changes)	305	(21)

Net effect of exchange rate changes	7	(6)
Increase/(decrease) in cash and cash equivalents (after effect of exchange rate changes)	312	(27)

Cash and cash equivalents at beginning of period	135	162
Cash and cash equivalents at end of period	447	135

(1)	Comparative figures adjusted as a result of the transition to IFRS (see note 24).

Notes to the Consolidated Financial Statements

Pernod Ricard is a French Company (Société Anonyme), subject to all laws governing commercial companies in France, including in particular the provisions of the French Commercial Code. The Company is headquartered at 12, place des Etats-Unis, 75116 Paris and is listed on the Paris stock market. The consolidated financial statements reflect the accounting position of Pernod Ricard and its subsidiaries (hereafter the “Group”). They are reported in euros (€), rounded to the nearest million.

On 20 September 2006, the Board of Directors approved the consolidated financial statements for the year ended 30 June 2006. These financial statements will not be final until they are approved by the Shareholders Meeting planned for 7 November 2006.

NOTE 1 – ACCOUNTING POLICIES

1. Principles and accounting standards governing the preparation of the financial statements

Because of its listing in a country of the European Union (EC), and in accordance with EC regulations 1606/2002 and 1725/2003, the consolidated financial statements of the Pernod Ricard Group (hereafter “the Group”) for the financial year ending 30 June 2006 have been prepared in accordance with IFRS (International Financial Reporting Standards) as adopted by the European Union. These standards include the standards approved by the International Accounting Standards Board (IASB), being IFRS, IAS (International Accounting Standards) and their interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) or its predecessor, the Standing Interpretations Committee (SIC).

In order to provide comparative information, the opening balance sheet at 1 July 2004 was prepared in accordance with the provisions of IFRS 1 (first-time adoption of IFRS). In accordance with IFRS 1, the impacts of the transition to IFRS are presented in Note 24.

2. Options on first-time application of IFRS

In its opening balance sheet at 1 July 2004, the Group retrospectively applied the provisions of IFRS 1. In this context, the Group retained the following options:

•	Business combinations: Business combinations completed before the transition date (being 1 July 2004) were not adjusted;
•

Currency translation adjustments: the Group retained the option provided by IFRS 1 and thus set all currency translation adjustments, which had previously arisen from the translation of the accounts of foreign subsidiaries into euros, to zero at that date;

•

Intangible assets and property, plant and equipment: the Group used the option of measuring certain intangible assets and property, plant and equipment at fair value in the opening balance sheet. The effect of this option was not significant to the consolidated financial position as at the transition to IFRS;

•	Financial instruments: the Group applies the amended versions of IAS 32 and IAS 39 as from 1 July 2004;
•	Share-based payments: the Group applies IFRS 2 (Share-based payment) as from 1 July 2004 to all instruments granted after 7 November 2002 and not yet fully vested at 1 July 2004.

In addition, the Group did not elect for early application of IFRS 5 as of 1 July 2004.

3. Standards issued but not yet effective

No IFRS interpretation or standard issued but not yet effective has been applied early. Among the IFRS interpretations and standards issued at the date of approval of these financial statements that are not yet effective, for which the Group did not elect for early adoption, the main ones that are likely to affect the Group are:

•	Amendments to IAS 19 (Employee benefits): mandatorily applicable for accounting periods beginning on or after 1 January 2006;
•	IAS 39 (Cash flow hedge accounting of forecast intra-group transactions): mandatorily applicable for accounting periods beginning on or after 1 January 2006;
•	IFRS 7 (Financial instruments: Disclosures): applicable for accounting periods beginning on or after 1 January 2007;
•	IAS 1 (Amendments relating to capital disclosures): applicable for accounting periods beginning on or after 1 January 2007;
•	IFRIC 8 (Scope of application of IFRS 2): Applicable as from 1 May 2006.

The Group is currently in the process of determining the potential impacts of the application of these standards and interpretations on its consolidated results, financial position and changes in cash flows and on the contents of the notes to its consolidated financial statements. We do not anticipate, at this point in our analysis, a significant impact for the Group.

4. Consolidation scope and methods

The consolidated financial statements include the financial statements of the parent Company, Pernod Ricard SA, and those of entities controlled by the parent Company (“the subsidiaries”). Control is the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. Minority interests in the net assets of consolidated subsidiaries are presented separately from shareholders’ equity attributable to equity holders of the parent. Minority interests include the amount of such minority interests at the date of the original business combination and minority interests in changes in shareholders’ equity since the date of the business combination.

5. Measurement basis

The financial statements are prepared in accordance with the historical cost method, except for certain categories of assets and liabilities, which are measured in accordance with the methods provided for by IFRS.

6. Principal uncertainties arising from the use of estimates

Preparation of consolidated financial statements in accordance with IFRS requires that the Group makes a certain number of estimates and assumptions, considered to be realistic and reasonable. Certain facts and circumstances could lead to changes in these estimates or assumptions, which could affect the amounts of the Group’s assets, liabilities, shareholders’ equity and items of profit and loss.

These estimates are made on the basis of the going concern assumption and are prepared on the basis of the information available at the time of their preparation. Estimates may be revised if the circumstances on which they were based change or if new information becomes available. Future outcomes can differ from these estimates.

GOODWILL AND INTANGIBLE ASSETS

As indicated in note 1.8, in addition to annual impairment tests with respect to goodwill, impairment tests are carried out if there is an indication that the value of an intangible asset has been impaired. Any impairment loss recognised is determined using discounted future cash flows and/or the market values of the related assets in question. Changes in market conditions or of cash flows initially estimated may thus lead to an adjustment of a previously recognised impairment. The carrying amount of goodwill was respectively €3,527 million and €217 million at 30 June 2006 and 30 June 2005 respectively. Carrying amount of other intangible assets (mainly brands) represented €8,028 million and €1,993 million at 30 June 2006 and 30 June 2005 respectively.

The data and assumptions used for impairments tests on goodwill and intangible assets with indefinite useful lives, for the cash generating units (CGUs), are as follows:

				Value in use

	Method used to determine the recoverable amount	Carrying amount of goodwill	Carrying amount of brands and other intangible assets	Discount rate	Period over which cash flows are discounted	Growth rate

France	Value in use based on the discounted cash flow method	215	536	7.02%	Indefinite	From -2% to 2%
Europe		1,195	2,658	7.65%	Indefinite	From -2% to 2%
Americas		1,307	2,864	7.91%	Indefinite	From -2% to 2%
Asia/Rest of the World		809	1,969	8.45%	Indefinite	From -2% to 2%

PROVISIONS FOR PENSIONS AND OTHER LONG-TERM EMPLOYEE BENEFITS

As indicated in note 1.20, the Group participates in defined benefit and defined contribution pension plans. In addition, provisions are also recognised in respect of certain other post-employment benefits such as life assurance and medical care (mainly in the United States and the United Kingdom)

All of these benefit obligations are evaluated on the basis of actuarial calculations which involve use of assumptions such as discount rates, expected returns on plan assets, average future salary increases, rate of employee turnover and life expectancy.

These assumptions are generally updated annually. Assumptions used in the preparation of the financial statements for the year ended 30 June 2006 and their methods of determination are set out in note 13. The Group considers that the actuarial assumptions used are appropriate and justified, however changes that could be made to such actuarial assumptions in the future may have a material impact on the amount of the Group’s benefit obligations and on its results. A change of one point in the rate of increase of medical and healthcare expenses would have an impact of approximately €-20/+25 million on the amount of the benefit obligation in respect of post-employment medical and healthcare coverage.

DEFERRED TAXES

As indicated in note 1.22, deferred tax assets recognised result mainly from tax loss carryforwards and from temporary differences between the tax and book values of assets and liabilities. Deferred tax assets in respect of tax losses are recognised if it is probable that the Group will have future taxable profits against which such losses will be used. At 30 June 2006, the amount of deferred tax assets is €821 million. Assessment of the Group’s ability to use these tax loss carryforwards involves a significant judgment. The Group analyses the positive and negative evidence which enable it to conclude whether or not it is probable that it will be able to use these tax loss carryforwards in the future.

PROVISIONS

As indicated in note 13, the Group is involved in certain litigation and claims in the ordinary course of business. In certain cases, the amounts requested by the claimants are significant and the legal proceedings can take several years. In this context, provisions are calculated on the basis of the Group’s best estimate of the amount that will be payable which is itself based on the information available – notably that provided by the Group’s legal advisors. Any change to assumptions can have a significant effect on the amount of the provision recognised.

7. Business combinations

Business combinations are recognised according to the purchase accounting method, in application of IFRS 3 (Business combinations). Identifiable assets, liabilities and contingent liabilities of the acquired entity are recognised at fair value at the date of acquisition, after an allocation period of a maximum duration of 12 months from the date of acquisition. The excess of the cost of acquisition over the Group’s share in the fair value of the identifiable assets, liabilities and contingent liabilities is recognised as goodwill and is subject to impairment tests, at least once a year and as soon as there is an indication that it may be impaired. In the event that the Group’s share of fair value exceeds the purchase price, the difference is recognised as income at the acquisition date.

8. Goodwill and intangible assets

GOODWILL

Goodwill is subject to an impairment test at least once a year and as soon as an indication is identified that its value may have been impaired. To perform these tests, goodwill is allocated to Cash-Generating Units (CGUs), corresponding to groups of assets which jointly generate identifiable cash flows. Method and assumptions used for impairment tests performed in respect of Cash-Generating Units is described out in note 1.10. If an impairment is identified, an impairment loss is recognised in profit and loss for the financial year.

INTANGIBLE ASSETS

Intangible assets are measured at cost on initial recognition. With the exception of brands, they are amortised on a straight-line basis over their period of use, and are written down when their recoverable amount is less than their carrying amount.

Brands acquired and recognised as part of a business combination: the fair value of identifiable acquired brands is determined using an actuarial calculation of estimated future operating profit after tax corresponding to the fair value of the brands at the date of acquisition.

9. Property, plant and equipment

Property, plant and equipment are recognised at acquisition cost and are analysed by component. Depreciation is calculated on the straight-line basis or, in certain cases, using the declining balance method over the estimated useful life of the assets. The useful life is reviewed on a regular basis. Items of property, plant and equipment are written down when impaired; i.e., when their recoverable amount falls below their carrying amount. The average depreciable lives for the major categories of property, plant and equipment are as follows:

Buildings	15 to 50 years
Machinery and equipment	5 to 15 years
Other property, plant & equipment	3 to 5 years

In accordance with IAS 17, assets acquired under finance lease contracts are capitalised when the lease contract transfers substantially all the risks and rewards related to the asset to the Group. Buildings which have been subject to sale and leaseback contracts are treated in a similar manner.

Depreciation of property, plant and equipment is recognised within operating profit in the income statement.

10. Impairment of non-current assets

In accordance with IAS 36, intangible assets and property, plant and equipment are subject to impairment tests in certain circumstances.

For non-current assets with indefinite useful lives (goodwill and brands), an impairment test is conducted at least once a year and as soon as there is an indication that the value of an asset has been impaired. Assets subjected to impairment tests are included into Cash-Generating Units (CGUs), corresponding to linked groups of assets, which generate identifiable cash flows. The CGUs include assets related to the Group’s brands and are grouped in accordance with the four geographical areas defined by the Group, on the basis of the sale destination of the products

When the recoverable amount of a CGU is less than its carrying amount, an impairment loss is recognised within operating profit. The recoverable amount of the CGU is the higher of its fair value, net of costs to sell, and its value in use. Value in use is calculated using profit projections over a 20 year period, prepared using management forecasting tools (for the first 3 years) and using an estimate for the following years based on long term trends of the brands in question. The calculation takes into account a terminal value calculated taking into account the growth and profitability profile of each brand. The discount rate applicable takes into account the geographical distribution of profits.

The discount rate used for these calculations is the weighted average cost of capital which amounted to 8.3% at 30 June 2005 and 8.4% at 30 June 2006. A different discount rate was used to take account of the risks specific to certain markets or geographical areas in calculating the cash flows. Assumptions made in terms of future changes in sales and of terminal values are reasonable and in accordance with market data available for each of the Cash Generating Units. Additional impairment tests are performed if events or specific circumstances show that potential impairment exists.

11. Foreign currency translation

11.1 REPORTING CURRENCY USED IN THE CONSOLIDATED FINANCIAL STATEMENTS

The Group’s consolidated financial statements are prepared in Euro, which is the functional currency and the reporting currency of the parent company.

11.2 FUNCTIONAL CURRENCY

The functional currency of an entity is the currency of the economic environment in which it mostly operates. In most cases, the functional currency is the entity’s local currency. However, in certain entities, a functional currency different from the local currency may be used if it reflects the entity’s economic environment and the currency in which most of the entity’s transactions are denominated.

11.3 TRANSLATION OF TRANSACTIONS DENOMINATED IN FOREIGN CURRENCIES

Transactions denominated in foreign currencies are translated into the functional currency using the exchange rate at the transaction date. At each balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated at year-end exchange rates. Foreign currency gains and losses arising are recognised in profit and loss for the period. Non-monetary assets and liabilities denominated in foreign currencies are recognised at the historical exchange rate applicable at the transaction date.

11.4 TRANSLATION OF FINANCIAL STATEMENTS OF SUBSIDIARIES WHOSE FUNCTIONAL CURRENCY IS DIFFERENT FROM THE EURO (THE REPORTING CURRENCY)

The balance sheet is translated into euros at year-end exchange rates. The income statement and cash flows are translated on the basis of average exchange rates. Differences resulting from the translation of the financial statements of these subsidiaries are recognised in currency translation adjustments within shareholders’ equity. On disposal of a foreign entity, currency translation adjustments previously recognised in shareholders’ equity are recognised through net profit.

12. Research and development costs

In the context of the Group’s activities, and in accordance with IAS 38 (Intangible assets), research and development costs are recognised in expenses in the financial year they are incurred, except for certain development costs which meet the capitalisation criteria prescribed by the standard. Application of this policy did not lead the Group to capitalise a significant amount of development costs in the financial years ended 30 June 2006 and 30 June 2005.

13. Assets held for sale and operations discontinued

In accordance with IFRS 5 (Non-current assets held for sale and operations held for sale), assets and liabilities held for sale are not subject to depreciation or amortisation. They are shown separately in the balance sheet for an amount corresponding to the lower of their carrying amount and their fair value less costs to sell. An asset is considered as being held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset must be available for immediate sale and its sale must be highly probable. A discontinued operation represents a major line of business or geographical area of operations for the Group that is subject either to a sale or to reclassification as an asset held for sale. Balance sheet and income statement items related to discontinued operations held for sale are presented under specific captions in the consolidated financial statements.

14. Inventories

Inventories are measured at the lower of cost (acquisition cost and cost of production, including indirect production overheads) and net realisable value. Net realisable value is the selling price less the estimated costs of completion and sale of the inventories. Most inventories are valued using the weighted average cost method. The cost of long-cycle inventories is calculated using a single method which includes distilling and ageing maturing costs but excludes finance costs. These inventories are classified in current assets, although a substantial part remains in inventory for more than one year before being sold.

15. Agriculture

IAS 41 (Agriculture) sets out the accounting treatment of operations involving biological assets (for example, vineyards) destined for sale or for agricultural produce (for example, grapes). IAS 41 was specifically adapted to the accounting treatment of vineyards and grapes, which constitute the principal agricultural activities of the Group.

A similar accounting treatment however applies to other biological assets (for example, agave fields). IAS 41 requires that biological assets and their production (harvests) be recognised at fair value in the balance sheet, after deducting estimated costs to sell, as from the date at which it is possible to obtain a reliable assessment of price, for example by reference to an active market. Changes in fair value are recognised in profit and loss.

16. Financial liabilities and derivative instruments

IAS 32 and IAS 39 relating to financial instruments have been applied as from 1 July 2004.

16.1. DERIVATIVE INSTRUMENTS

In application of the amended version of IAS 39 (financial instruments: recognition and measurement), all derivative instruments must be recognised at fair value in the balance sheet. If the derivative has been designated as a fair value hedge, changes in the value of the derivative and of the hedged item are recognised in profit and loss in the same period. If the derivative has been designated as a cash flow hedge, the change in value of the effective component of the derivative is recognised in shareholders’ equity. It is taken to profit and loss when the hedged item is itself recognised in profit and loss. The change in value of the ineffective component of the derivative is however recognised directly through profit and loss. If the derivative is designated as a hedge of a net foreign currency investment, the change in value of the “effective” component of the derivative is recognised in equity and the change in value of the component considered to be “ineffective” is recognised in profit and loss.

16.2. FINANCIAL LIABILITIES

Borrowings and other financial liabilities are recognised, on the basis of their effective interest rates, in accordance with the amortised cost method. The effective interest rate includes all costs, commissions and fees payable under the contract between the parties. Under this method, costs that are directly attributable to the acquisition or issue of the financial liability are recognised in profit and loss on the basis of the effective interest rate.

16.3. COMPOUND INSTRUMENTS

Certain financial instruments comprise both a debt component and an equity component. The different components of these instruments are recognised in shareholders equity and in financial liability for their respective amounts, in accordance with the amended version of IAS 32 (Financial instruments: presentation and disclosure). Thus if a financial instrument includes different components, certain of which have the characteristics of debt instruments and others those of equity instruments, the issuer must classify these different components separately from each other. A single instrument must, if applicable, be partly recognised within financial liabilities and partly within equity. This category of instruments includes financial instruments that create a liability for the issuer and that grant an option to the holder of the instrument to convert it into an equity instrument of the issuer. When the nominal amount of a compound financial instrument is allocated to its equity and debt components, the equity component is equal to the difference between the nominal value of the instrument and the debt component. The debt component is calculated using the market value of a similar liability that does not have an associated equity component.

17. Non-current financial assets

Non-current financial assets include investments in associates, available-for-sale financial assets, investment-related loans and receivables and other non-current financial assets.

17.1 AVAILABLE-FOR-SALE FINANCIAL ASSETS

Available-for-sale financial assets include the Group’s investments in associates and in non-consolidated companies and in securities which do not satisfy the criteria for classification as short-term investments included in cash equivalents. On initial recognition, they are measured at cost. At subsequent balance sheet dates, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised directly in shareholders’ equity except where a reduction in value compared with the historical acquisition cost constitutes an other-than-temporary impairment in the asset’s value. Fair value is determined on the basis of the financial criteria most appropriate to the specific situation of each company. The criteria generally used are: stock market price, share of the entity’s net assets and expected future profitability.

17.2 LOANS AND RECEIVABLES

This category mainly includes investment-related loans and receivables, current account advances granted to associates and non-consolidated entities and guarantee deposits.

18. Treasury shares

Treasury shares are recognised on acquisition as a deduction from shareholders’ equity. Subsequent changes in the value of treasury shares are not recognised. When treasury shares are sold, any difference between the acquisition cost and the fair value of the shares at the date of sale is recognised as a change in shareholders’ equity and has no impact on profit and loss for the year.

19. Cash and cash equivalents

In accordance with IAS 7 (Cash flow statements), cash and cash equivalents presented in balance sheet and shown in the statement of cash flows include cash on hand, demand deposits and assets readily convertible into a known amount of cash, and which are subject to an insignificant risk of change in their value. Cash equivalents are short term investments with a maturity less than three months. Bank overdrafts, which are considered to be equivalent to financing, are excluded from cash and cash equivalents.

20. Provisions

20.1. TYPES OF LIABILITIES FOR WHICH PROVISIONS ARE RECOGNISED

In accordance with IAS 37 (Provisions, contingent liabilities and contingent assets), provisions are recognised to cover probable outflows of resources that can be estimated and that result from present obligations relating to past events. In the case where a potential obligation resulting from past events exists, but where occurrence of the outflow of resources is not probable or where the amount cannot be reliably estimated, a contingent liability is disclosed among the Group’s commitments.

The amounts provided are measured taking account of the most probable assumptions or using statistical methods, depending on the nature of the obligations. Provisions notably include:

•	provisions for pensions and other long-term employee benefits;
•	provisions for restructuring;
•	provisions for litigation (tax, legal, employee-related).

20.2. PROVISIONS FOR RESTRUCTURING

The cost of restructuring is fully provided for in the financial year, and is recognised in profit and loss within “other operating income and expenses”, when it results from a Group obligation, to third parties, arising from a decision taken by the appropriate board that has been announced to the third parties in question before the balance sheet date. These costs mainly involve redundancy payments, early-retirement payments, costs of notice periods not served, training costs of departing individuals and costs of site closure. Scrapping of property, plant and equipment, impairment of inventories and other assets, as well as other costs (moving costs, training of transferred individuals, etc.) directly related to the restructuring measures are also recognised in restructuring costs. The amounts provided for correspond to forecasted future payments to be made in connection with restructuring plans, discounted to present value when the timetable for payment is such that the effect of the time value of money is significant.

20.3. PROVISIONS FOR PENSIONS AND OTHER LONG-TERM EMPLOYEE BENEFITS

In accordance with applicable national legislation, the Group’s employee benefit obligations are composed of:

•	long-term post-employment benefits (retirement bonuses, pensions, medical and healthcare expenses, etc.);
•	long-term benefits payable during the period of employment.

Defined contribution plans

Contributions are recognised in expenses as incurred. As the Group is not committed beyond the amount of such contributions, no provision is recognised in respect of defined contribution plans.

Defined benefit plans

For defined benefit plans, the projected unit credit method is used to measure the present value of defined benefit obligations, current service cost and, if applicable, past service cost. The measurement is made at each balance sheet date and the personal data concerning employees is revised at least every three years. The calculation requires the use of economic assumptions (inflation rate, discount rate, expected return on plan assets) and assumptions concerning employees (mainly: average salary increase, rate of employee turnover, life expectancy). Plan assets are measured at their market value at each balance sheet date. The balance sheet provision corresponds to the discounted value of the defined benefit obligation, adjusted for unrecognised past service cost and unrecognised actuarial gains and losses, and net of the fair value of plan assets. Actuarial gains and losses mainly arise where estimates differ from actual outcomes (for example between the expected value of plan assets and their actual value at the balance sheet date) or when changes are made to long-term actuarial assumptions (for example: discount rate, rate of increase of salaries). In the case of long-term benefits payable during the period of employment (such as long-service awards and jubilee benefits), any actuarial gains and losses are fully recognised at each balance sheet date. In other cases, actuarial gains and losses are only recognised when, for a given plan, they represent more than 10% of the greater of the present value of the benefit obligation and the fair value of plan assets (i.e. the “corridor” method). Recognition of the provision is on a straight-line basis over the average number of remaining years’ service of the employees in the plan in question (amortisation of actuarial gains and losses). The expense recognised in respect of the benefit obligations described above includes:

•	expenses relating to the acquisition of an additional year’s rights;
•	interest cost;
•	income corresponding to the expected return on plan assets;
•	income or expense corresponding to the amortisation of actuarial gains and losses;
•	past service cost;
•	income or expense related to changes to existing plans or the creation of new plans;
•	income or expense related to any plan curtailments or settlements.

The expense arising from the change in net obligations for pensions and other long-term employee benefits is recognised within operating profit from ordinary activities or within financial income (expense) on the basis of the nature of the underlying item.

21. Sales

Revenue is measured at the fair value of the consideration received or to be received, after deducting trade discounts, volume rebates and sales-related taxes and duties. Sales are recognised when significant risks and rewards of ownership have been transferred, generally at the date of transfer of ownership title.

21.1. COSTS OF SERVICES RENDERED IN CONNECTION WITH SALES

Pursuant to IAS 18 (Revenue), certain costs of services rendered in connection with sales, such as advertising programmes in conjunction with distributors, listing costs for new products and promotional activities at point of sale, are deducted directly from sales if there is no separately identifiable service whose fair value can be reliably measured.

21.2. DUTIES

Pursuant to IAS 18, certain import duties in Asia were classified as cost of sales, as these duties are not specifically re-billed to the customers (as are Social Security stamps in France, for example).

21.3. DISCOUNTS

Pursuant to IAS 18, early payment discounts are not considered to be financial transactions, but rather are deducted directly from net sales (excluding tax and duties).

22. Deferred tax

Deferred tax is recognised on all temporary differences between the tax and book value of assets and liabilities in the consolidated balance sheet and is measured using the balance sheet approach. The effects of changes in tax rates are recognised in shareholders’ equity or in profit and loss in the year in which the change of tax rates is decided. Deferred tax assets are recognised in the balance sheet when it is more likely than not that they will be recovered in future years. Deferred tax assets and liabilities are not discounted. In order to evaluate the Group’s ability to recover these assets, account is notably taken of forecasts of future taxable profits.

23. Share-based payment

The Group applies IFRS 2 (share-based payment) as from 1 July 2004 to all instruments granted after 7 November 2002 and not yet fully vested at 1 July 2004. In application of this standard, stock options granted to employees are measured at fair value. The amount of such fair value is recognised in profit and loss over the vesting period of the award. The fair value of options is calculated using the binomial valuation model taking into account the characteristics of the plan and market data at the date of grant and on the basis of management assumptions.

24. Earnings per share

Basic and diluted earnings per share are calculated on the basis of the weighted average number of outstanding shares, less the weighted average number of dilutive instruments.

The calculation of diluted earnings per share takes into account the potential impact of the exercise of all dilutive instruments (such as stock options and convertible bonds) on the theoretical number of shares. When funds are obtained at the date of exercise of the dilutive instruments, the “treasury stock” method is used to determine the theoretical number of shares to be taken into account. When funds are obtained at the issue date of the dilutive instruments, net profit is adjusted for the finance cost, net of tax, relating to these instruments.

25. Contribution after A&P expenses and operating profit from ordinary activities

Contribution after A&P expenses includes gross margin and expenses related to marketing and sales. Operating profit from ordinary activities is the indicator used internaly to measure the Group’s operational performance. Such financial measure excludes other operating income and expenses that are non-recurring such as costs related to the acquisition of Allied Domecq (restructuring, integration and other related costs, etc.), capital gains and losses on disposals arising on transactions carried out following the acquisition of Allied Domecq as well as other non-recurring operating expenses. These other operating income and expenses have been excluded from operating profit from ordinary activities because the Group believes that these items have little predictive value due to their nature, frequency and/or materiality. The nature of these other operating income expenses is detailled in Note 5.

NOTE 2 – SCOPE OF CONSOLIDATION

The main changes in the scope of consolidation at 30 June 2006 are as follows:

1. Acquisition of Allied Domecq

On 26 July 2005, Pernod Ricard acquired 100 % of the Allied Domecq Group for an amount of £7.4 billion (€10.7 billion), paid partly in cash (81% of total consideration) and partly in Pernod Ricard shares (19% of total consideration).

2. Disposals

In connection with the acquisition of Allied Domecq, Pernod Ricard disposed of certain assets.

DISPOSALS TO FORTUNE BRANDS

The disposal of the following assets, for £2.7 billion (€4 billion) and additional consideration of £0.2 billion (€0.3 billion), occurred between 27 July 2005 and 27 January 2006. The main assets sold to Fortune Brands include certain Allied Domecq spirit brands, in particular the Canadian Club, Courvoisier, Maker’s Mark, Sauza and Laphroaig spirit brands, California wines, including the Clos du Bois brand (excluding Mumm Cuvée Napa), as well as Allied Domecq distribution networks and major local brands in Spain (DYC, Centenario, Castellana, Fundador), in the United Kingdom (Harvey’s, Cockburn’s) and in Germany (Kuemmerling, Jacobi).

In addition, Larios brands and related assets have been sold to Fortune Brands for €115 million. Larios was previously owned by the Group.

DISPOSAL OF SEAGRAM’S VODKA IN THE UNITED STATES

On 22 July 2005, the Brand and assets related to Seagram’s Vodka were sold to Young’s.

DISPOSAL OF THE OLD BUSHMILLS DISTILLERY

On 25 August 2005, the assets and brands of The Old Bushmills Distillery were sold to Diageo Plc for €295 million.

DISPOSAL OF INVESTMENT IN BRITVIC PLC

On 14 December 2005, Pernod Ricard fully disposed of its investment in Britvic Plc. The Group received consideration of £117 million (€174 million) upon the Initial Public Offering of this company, including a dividend of £3 million. Prior to the disposal, at the end of November 2005, the Group had received an extraordinary dividend of £23 million (€35 million).

DISPOSAL OF DUNKIN’ BRANDS INC (DBI)

On 1 March, 2006, Pernod Ricard finalised the disposal of DBI to a pool of financial investors comprising Bain Capital, The Carlyle Group and Thomas H. Lee Partners for an amount of US $2,424 million (€2,028 million).

DISPOSALS TO CAMPARI

On 22 December 2005, the Group signed an agreement for the disposal of the brand, inventories and assets related to Glen Grant whisky for €115 million, as well as the brands and inventories of Old Smuggler and Braemar for £10 million (€15 million). These transactions were completed during the first quarter of 2006.

3. Impact of the main acquisitions and disposals

The impact of the acquisitions and disposals in the year on sales and on contribution after A&P expenses is set out below:

	30.06.2005	30.06.2006

In euro million	12 months	Constant scope of consolidation	Effect of changes in scope of consolidation	12 months

Net sales	3,611	3,831	2,235	6,066
Contribution after A&P expenses	1,413	1,510	820	2,330

The impacts of the acquisitions and disposals on the main captions of the consolidated balance sheet are set out below:

	30.06.2005	30.06.2006

In euro million	12 months	Constant scope of consolidation	Effect of changes in scope of consolidation	12 months

Goodwill	217	210	3,318	3,527
Brands and other intangible assets	1,993	1,933	6,095	8,028
Inventories	2,179	1,987	1,340	3,327
Other assets	2,618	4,337	540	4,877

Total assets	7,007	8,467	11,293	19,760

Goodwill related to the acquisition of Allied Domecq is presented in Note 8.

4. Pro forma income statement relating to the acquisition of the Allied Domecq group

A pro forma income statement for the Group is presented below as if the Group had acquired Allied Domecq on 1 July 2005. The adjustments made are presented in accordance with accounting policies comparable with those applied by the Group and for scope of consolidation that reflects the post-acquisition scope, i.e., they do not include the assets, liabilities and items of profit and loss related to businesses held for sale at the acquisition date.

In euro million	Consolidated income statement of Pernod Ricard 30.06.2006	Income statement of Allied Domecq 01.07.2005–25.07.2005 (1)	Consolidated income statement of Pernod Ricard & Allied Domecq 30.06.2006

Net sales	6,066	194	6,260

Cost of sales	(2,488)	(83)	(2,571)
Gross margin	3,578	111	3,689

Net profit from continuing operations	613	50	663

(1)

Unaudited. Income statement of the Allied Domecq group for the period from 1 July to 25 July 2005, excluding businesses held for sale at the acquisition date, after the main adjustments required to present the income statement of the Allied Domecq group in accordance with standards comparable to IFRS. Asset hedges were deemed to be effective and did not give rise to a adjustment. In addition, the functional currencies of the entities in the Allied Domecq group correspond to those prior to acquisition. Other operating income and expenses of the Allied Domecq group have been adjusted.

The share of sales and of contribution after A&P expenses that relate to Allied Domecq since acquisition on 26 July 2005 amount, respectively, to €2,390 million and €881 million. On account of the integration of the distribution networks and structures since the acquisition date, it is not possible to determine the amount of operating profit or of net profit since 26 July 2005 that relates to the Allied Domecq businesses acquired.

NOTE 3 – SEGMENT REPORTING

The Group is organised into four primary reportable segments which are its geographical areas: France, Europe, Americas and Asia/Rest of the World. Measurement of the performance of each segment is mainly based on sales and contribution after A&P expenses. Items in the income statement and the balance sheet are allocated on the basis of the either the destination of sales or profits. Segment reporting follows the same accounting policies as those used for the preparation of the consolidated financial statements, as described in the notes thereto. The segments presented are identical to those which are included in the reporting provided to the Board of Directors.

France

In euro million	12 months 30.06.2006	12 months 30.06.2005 (1)

Net sales	654	539
Gross Margin	482	397
Contribution after A&P expenses	304	255
Operating profit	109	107

Americas

In euro million	12 months 30.06.2006	12 months 30.06.2005 (1)

Net sales	1,681	740
Gross Margin	1,005	443
Contribution after A&P expenses	672	302
Operating profit	352	181

Total

In euro million	12 months 30.06.2006	12 months 30.06.2005 (1)

Net sales	6,066	3,611
Gross Margin	3,578	2,156
Contribution after A&P expenses	2,330	1,413
Operating profit	1,129	745

(1)	Comparative figures adjusted as a result of the transition to IFRS (see note 24).

Europe

In euro million	12 months 30.06.2006	12 months 30.06.2005 (1)

Net sales	2,014	1,352
Gross Margin	1,207	824
Contribution after A&P expenses	814	558
Operating profit	408	296

Asia/Rest of the world

In euro million	12 months 30.06.2006	12 months 30.06.2005 (1)

Net sales	1,717	980
Gross Margin	884	492
Contribution after A&P expenses	540	298
Operating profit	260	161

30.06.2006 In euro million	France	Europe	Americas	Asia/Rest of the world	Elimination of intercompany balances	Unallocated	Total

Segment assets	2,688	41,410	12,721	8,099	(45,319)		19,599
Unallocated assets (1)						161	161

Total assets							19,760

Acquisition of brands	365	2,071	2,175	1,558			6,169
Capital expenditures	35	129	82	92			338

Segment liabilities	2,365	40,134	10,485	6,110	(45,319)		13,775

Unallocated liabilities (2)						113	113

Total liabilities							13,888

Net assets	323	1,276	2,236	1,989	—	48	5,872

30.06.2005 In euro million	France	Europe	Americas	Asia/Rest of the world	Elimination of intercompany balances	Unallocated	Total

Segment assets	1,047	3,501	3 053	2,769	(3,442)		6,928
Unallocated assets (1)						79	79

Total assets							7,007

Capital expenditures	15	55	33	52			154

Segment liabilities	726	3,227	2,215	1,716	(3,442)		4,442

Unallocated liabilities (2)

Total liabilities							4,442

Net assets	321	274	838	1,053	—	79	2,565

(1)	Unallocated assets mainly include non-current financial assets.
(2)	Unallocated liabilities mainly include certain deferred tax liabilities

NOTE 4 – FINANCIAL INCOME (EXPENSE)

In euro million	12 months 30.06.2006	12 months 30.06.2005

Net financing costs	(319)	(98)
Other financial income	11	—
Other financial expenses	(42)	—
Financial income (expense) from ordinary activities	(350)	(98)
Foreign currency gains and losses	(22)	—
Other financial income (expense)	(38)	10

Financial income (expense)	(410)	(88)

Other financial expenses from ordinary activities include arrangement and investment commissions, as well as interest expense on the unwinding of discount on employee benefit obligations.

Other financial income (expense) mainly includes €34 million of financial expenses related to the early conversion of the OCEANE.

NOTE 5 – OTHER OPERATING INCOME AND EXPENSES

Other operating income and expenses are broken down as follows:

In euro million	12 months 30.06.2006	12 months 30.06.2005

Restructuring expenses	(333)	3
Capital gains/(losses) on the disposal of assets	326	10
Capital gain on the disposal of The Old Bushmills Distillery	183
Capital gain on the disposal of Seagram’s Vodka brand	57
Capital loss on the disposal of the Larios brand	(12)
Capital gain on the disposal of Glen Grant, Old Smuggler and Braemer brands	83
Other capital gains/(losses) on the disposal of assets	15
Integration costs related to the acquisition of Allied Domecq	(54)
Other operating income and expenses	(65)	3
Costs related to Stolichnaya contract	(25)
Measurement at fair value of acquired inventories of finished goods	(24)
Other operating income and expenses	(16)

Other operating income and expenses	(126)	16

At 30 June 2006, restructuring expenses primarily related to geographical reorganisations undertaken following the Allied Domecq acquisition.

The Group acquired exclusive distribution rights for the Stolichnaya vodka brand for 5 years, as well as pre-emption rights on the renewal of distribution rights and on the acquisition of the brand. In this respect, the Group paid US$155 million (€131 million), including US$85 million for the exclusive and preemption rights (part of this amount will not be able to be deducted from a potential future purchase price of the brand and was thus expensed at 30 June 2006 for an amount of US$30 million (€25 million)) and US$40 million for distribution rights.

Finished goods inventories acquired as part of the acquisition of Allied Domecq were adjusted to fair value. The impact of this acquisition on inventories of finished goods constitutes a non-recurring and specific item. It was fully recognised as an other operating expense at 30 June 2006 as all these inventories had been disposed of at that date.

NOTE 6 – INCOME TAX

Analysis of the income tax expense in the consolidated income statement

In euro million	12 months 30.06.2006	12 months 30.06.2005

Current tax	(290)	(184)
Deferred tax	183	21

Total income tax	(108)	(163)

Analysis of deferred taxes in the consolidated balance sheet

In euro million	30.06.2006	30.06.2005

Deferred tax assets	821	354
Deferred tax liabilities	(2,264)	(551)

Net deferred tax liabilities included in the balance sheet	(1,443)	(197)

Deferred taxes calculated on items recognised through equity include deferred taxes on Pernod Ricard Finance’s cash flow hedges, for an amount of € (2.2) million at 30 June 2006, and the deferred taxes on EVC’s Net Investments Hedges for €5.0 million.

Deferred taxes are broken down as follows by nature:

In euro million	30.06.2006	30.06.2005

Unrealised margins in inventories	67	43
Fair value adjustments to assets and liabilities resulting from business combinations	97	93
Provision for pension benefits	308	38
Provisions (other than provisions for pensions and other long-term employee benefits) and other	349	181

Total deferred tax assets	821	354

Accelerated depreciation	66	56
Fair value adjustments to assets and liabilities resulting from business combinations	2,122	439
Deferred charges	16	17
Other	60	40

Total deferred tax liabilities	2,264	551

Analysis of effective tax rate

Net profit from continuing operations before tax

In euro million	12 months 2006

Operating profit	1,129
Financial income (expense)	(410)
Taxable profit	719

Expected income tax expense at French Statutory tax rate (34.43%)	(247)
Impact of differences in tax rates	130
Impact of tax losses used	14
Impact of reduced tax rates	7
Other impacts	(12)
Effective income tax expense	(108)

Effective tax rate	15,0%

Unrecognised deferred tax assets relating to tax losses carryforwards in respect of which no deferred tax asset has been recognised represent a potential tax benefit of €36 million and €32 million respectively at 30 June 2006 and 30 June 2005. The potential tax savings at 30 June 2006 relate to tax losses carryforwards that expire at the following dates:

Year	Tax effect of losses carryfowards in respect with no deferred tax asset has been recognised

2006	4
2007	1
2008	5
2009	1
2010	2
2011	—
2012	—
2013	1
No expiry date	22

Total	36

NOTE 7 – EARNINGS PER SHARE

Earnings per share and net earnings per share from continuing operations:

	12 months 30.06.2006	12 months 30.06.2005

Denominator (in number of shares)
Average number of outstanding shares	91,242,412	70,484,081
Elimination of treasury shares	(6,345,270)	(6,398,921)
Sub-total	84,897,142	64,085,160
Dilutive effect of stock options	1,618,563	1,290,822
Dilutive effect of the OCEANE	1,143,074	5,704,338
Average number of outstanding shares–diluted	87,658,779	71,080,320

Numerator
Net profit attributable to equity holders of the parents	639	484

Earnings per share – basic (in euros)	7.53	7.55
Earnings per share – diluted (in euros)	7.29	6.81

Net profit from discontinued operation	57	—
Net profit from continuing operations	582	484
Net earnings per share from continuing operations – basic (in euros)	6.86	7.55
Net earnings per share from continuing operations – diluted (in euros)	6.64	6.81

NOTE 8 – INTANGIBLE ASSETS AND GOODWILL

		Movements in the year

In euro million	01.07.2004	Acquisitions and net amortisation	Disposals	Translation adjustments	Other movements	30.06.2005

Goodwill	464	1	—	7	(13)	459
Brands	2,034	—	(4)	12	(47)	1,996
Other intangible assets	27	6	(1)	1	54	88
Gross amounts	2,525	8	(5)	20	(6)	2,542

Goodwill	(236)	—	—	(2)	(5)	(243)
Brands	(89)	—	1	—	33	(55)
Other intangible assets	5	(6)	—	(1)	(33)	(34)
Amortisation	(319)	(6)	2	(3)	(5)	(332)

Net intangible assets	2,206	1	(3)	17	(11)	2,210

		Movements in the year

In euro million	30.06.2005	Acquisitions and net amortisation	Disposals	Translation adjustments	Allied Domecq scope entrance and other movements	30.06.2006

Goodwill	459	—	—	—	3,305	3,764
Brands	1,996	2	(157)	(146)	6,269	7,964
Other intangible assets	88	114	(46)	(7)	13	161
Gross amounts	2,542	116	(202)	(153)	9,588	11,890

Goodwill	(243)	—	—	(1)	6	(237)
Brands	(55)	—	—	1	—	(55)
Other intangible assets	(34)	(24)	8	1	7	(42)
Amortisation	(332)	(24)	8	1	14	(334)

Net intangible assets	2,210	92	(195)	(153)	9,601	11,555

Individual goodwill amounts and brand values are reviewed at least once a year, in order to identify wether an asset may be impaired. Impairment tests are based on future cash inflows, discounted at a rate that takes into account the geographical distribution of profits.

Goodwill

On 26 July 2005, Pernod Ricard closed the acquisition of Allied Domecq, whose entities are fully consolidated as of that date. Goodwill relating to this acquisition amounted to €3,318 million at 30 June 2006 and was calculated as described below. The fair value of acquired assets and liabilities, were subject to estimates on the basis of information available at the closing date

The net assets of Allied Domecq acquired are broken down as follows:

Net assets of Allied Domecq acquired	Carrying amount before acquisition	Fair value of the net assets acquired

Non-current assets
Intangible assets	1,735	6,280
Property, plant & equipment	1,356	865
Other non-current assets	688	598
Current assets
Inventories	2,099	1,341
Cash and cash equivalents	187	178
Other current assets	1,493	1,751
Assets held for sale (1)	—	6,309

Total assets	7,559	17,323

Non-current liabilities
Non-current provisions	1,022	1,579
Deferred tax liabilities	271	2,455
Non-current financial liabilities	3,321	3,577
Current liabilities	1,716	1,853

Total liabilities	6,330	9,464

Net assets acquired	1,229	7,859
Goodwill		3,318
Purchase price		11,177

(1)	These assets were not considered as being held for sale in the pre-acquisition accounts of Allied Domecq. The carrying amount of these assets was €715 million.

The acquisition cost of Allied Domecq is composed of the following items: payment in cash of €8.7 billion, payment in Pernod Ricard shares for €2.4 billion (through the issuance of 17,483,811 new shares whose fair value at the acquisition date was €135 each) and acquisition costs of €75 million.

The main fair value adjustments were related to:

•	write-off of pre-acquisition brands and intangible assets in an amount of €1,735 million and valuation of Allied Domecq brands at €6,269 million;
•	recognition of deferred taxes on Allied Domecq brands in an amount of €1,765 million;
•	fair value adjustment on finished goods inventories and maturing inventories for an amount of €32 million.

Certain assets and liabilities acquired from Allied Domecq were identified as being held for sale simultaneously with their acquisition for an amount of €6.3 billion (See note 2.2).

Brands were valued by an independent external expert in accordance with generally accepted valuation practices. Certain acquired brands qualified for future tax benefits in relation to brand amortisation for tax purposes. These benefits, of which a potential future purchaser may avail, are included in brand fair value. In addition, a deferred tax liability is recognised in respect of the difference between the book value and the tax value of brands.

The other fair value adjustments have been determined using management estimates, notably in respect of inventories, biological assets and property, plant & equipment.

In the context of the Allied Domecq acquisition, finished goods inventories and maturing inventories acquired were adjusted to fair value at 26 July 2005. The impact of the acquisition on finished good inventories was fully recognised under the caption “Other operating income and expenses” at 30 June 2006 as all inventories have been sold at that date. The fair value adjustment in respect of maturing inventories was included in the cost of inventories and will be allocated to cost of sales as these inventories are sold, which may take several financial years in some cases.

Brands

Brands primarily comprise Allied Domecq brands (in particular Ballantine’s, Malibu, Beefeater, Kahlua, Mumm and Perrier–Jouët) and Seagram brands (in particular Chivas Regal, Martell, Seagram’s Gin and The Glenlivet) recognised in the context of these two acquisitions. The Bushmills and Larios brands were disposed of during the second half of the 2005/2006 financial year.

Other intangible assets

On 9 September 2005, Pernod Ricard and SPI Group signed an agreement by which the Group acquired exclusive distribution rights for the Stolichnaya vodka brand and a number of other brands for the markets on which SPI Group owns the rights for these brands, notably the United States. The rights were acquired for 5 years, that is until 31 December 2010. In addition, the Group was granted a pre-emption right on the distribution contract renewal and on the acquisition of the Stolichnaya brand, in the event SPI Group would wish to dispose of it. The distribution and preemption rights held by Pernod Ricard in the Stolichnaya brand and other brands owned by SPI Group were acquired for US$125 million (€106 million), of which US$40 million is amortised over 5 years.

The Group is not dependent on any specific patent or licence.

NOTE 9 – PROPERTY, PLANT & EQUIPMENT

		Movements in the year

In euro million	01.07.2004	Acquisitions	Depreciation	Disposals	Translation adjustments	Other movements	30.06.2005

Land	57	4		(10)	6	(1)	56
Buildings	474	28		(12)	8	(3)	495
Machinery and equipment	796	84		(45)	23	(11)	847
Other property, plant and equipment	253	14		(8)	2	(1)	260
Assets under construction	42	14		—	2	(1)	57
Payments in advance on property,
plant and equipment	3	2		(1)	—	(3)	1
Gross amounts	1,625	147		(76)	41	(20)	1,716

Land	(3)		(3)	1	(2)	—	(7)
Buildings	(213)		(20)	8	(4)	—	(228)
Machinery and equipment	(464)		(56)	42	(11)	2	(488)
Other property, plant and equipment	(131)		(12)	7	(1)	—	(138)
Assets under construction	(2)						(2)

Depreciation/Amortisation	(814)		(91)	58	(18)	2	(863)

Property, plant & equipment, net	811	147	(91)	(18)	23	(18)	853

		Movements in the year

In euro million	30.06.2005	Acquisitions	Depreciation	Disposals	Translation adjustments	Entry of Allied Domecq into scope of consolidation and other movements	30.06.2006

Land	56	4		(4)	(11)	255	300
Buildings	495	24		(52)	(13)	216	671
Machinery and equipment	847	68		(91)	(48)	282	1,059
Other property, plant and equipment	260	13		(113)	(11)	91	240
Assets under construction	57	101		(1)	(6)	(14)	137
Payments in advance on property, plant and equipment	1	3		(1)	—	(1)	3
Gross amounts	1,716	214		(262)	(87)	829	2,409

Land	(7)		(1)	—	—	4	(4)
Buildings	(228)		(21)	15	4	7	(223)
Machinery and equipment	(488)		(84)	52	23	32	(465)
Other property, plant and equipment	(138)		(17)	56	6	14	(78)
Assets under construction	(2)		—	—	—	—	(2)

Depreciation/Amortisation	(863)		(124)	124	34	57	(773)

Property, plant & equipment, net	853	214	(124)	(138)	(54)	886	1,637

NOTE 10 – NON-CURRENT FINANCIAL ASSETS

		Movements in the year

In euro million	01.07.2004	Acquisitions	Disposals	Translation adjustments	Other movements	30.06.2005

Available-for-sale financial assets	486	96	(130)	2	(3)	450
Investment-related receivables	93	3	(52)	1	—	46
Gross amounts	579	99	(182)	3	(3)	496

Impairment losses recognised on available-for-sale financial assets	(412)		27	—		(385)
Impairment losses recognised on investment-related receivables	(47)		11	—	—	(37)
Impairment losses recognised	(459)		38	(1)	—	(422)

Non-current financial assets, net	120	99	(144)	2	(3)	74

		Movements in the year

In euro million	30.06.2005	Acquisitions	Disposals	Translation adjustments	Entry of Allied Domecq into scope of consolidation and other movements	30.06.2006

Available-for-sale financial assets	450	15	(47)	(2)	59	476
Investment-related receivables	46	2	(18)	28	(4)	53
Gross amounts	496	17	(64)	26	54	529

Impairment losses recognised on available-for-sale financial assets	(385)	—	—	—	25	(361)
Impairment losses recognised on investment-related receivables	(37)	—	—	—	10	(26)
Impairment losses recognised	(422)	—	—	—	35	(387)

Non-current financial assets, net	74	17	(64)	25	89	143

Impairment losses recognised on available-for-sale financial assets mainly relate to Seagram joint-ventures whose shares were fully or partly written down for impairment in 2002 following the acquisition of Seagram.

Available-for-sale financial assets are comprised of:

In euro million	% interest	Net book value 30.06.2006	Net book value 30.06.2005

Portugal Venture Limited	30.0%	9	9
Financial assets undergoing liquidation or disposal		1	8
Seagram venture entities	39.1%	26
Other available-for-sale financial assets		45	28

Available-for-sale financial assets		81	45

NOTE 11 – INVENTORIES

The breakdown of the carrying amount of inventories at the balance sheet date is as follows:

In euro million	30.06.2006	30.06.2005

Raw materials	109	81
Work-in-progress	2,435	1,790
Goods purchased for resale	640	196
Finished goods	172	145
Gross amounts	3,356	2,213

Raw materials	(8)	(9)
Work-in-progress	(9)	(6)
Goods purchased for resale	(7)	(9)
Finished goods	(5)	(9)
Valuation allowance	(28)	(33)
Inventories, net	3,327	2,179

At 30 June 2006, 77% of work-in-progress relate to maturing inventories intended to be used for whisky and cognac production. Pernod Ricard is not significantly dependent on its suppliers.

NOTE 12 – OPERATING RECEIVABLES

In euro million	30.06.2006	30.06.2005

Net amounts
Trade receivables	1,028	753
Tax receivables	230	28
Other receivables	133	74

Total	1,390	855

Most operating receivables are due within one year.

NOTE 13 – PROVISIONS

1. Breakdown of provisions

The breakdown of provision amounts in the balance sheet is as follows:

In euro million	30.06.2006	30.06.2005	01.07.2004

Non-current provisions
Provisions for pensions and other long-term employee benefits	1,009	181	176
Other non-current provisions for contingencies and charges	707	186	168
Current provisions
Provisions for restructuring	64	16	20
Other current provisions for contingencies and charges	394	105	99

Total	2,174	488	463

Other provisions for contingencies and charges include, among other items, provisions in respect of warranties for liability cap and contractual obligations, notably of a tax nature, that were granted to Fortune Brands in the context of the acquisition of Allied Domecq, and covering the risks as estimated by the Group. Other provisions for contingencies and charges also include an onerous contract provision related to purchases of bulk Scotch whisky.

2. Changes in provisions

		Movements in the year

In euro million	01.07.2004	Increase	Provisions used	Reversal of excess provisions	Currency translation adjustments	Other movements	30.06.2005

Provisions for restructuring	20	7	(6)	(4)	—	(1)	16
Other provisions	266	17	(28)	(26)	13	48	291

Provisions	287	24	(33)	(31)	13	48	307

		Movements in the year

In euro million	30.06.2005	Increase	Provisions used	Reversal of excess provisions	Currency translation adjustments	Entry of Allied Domecq into scope of consolidation and other movements (1)	30.06.2006

Provisions for restructuring	16	89	(41)	(2)	(2)	5	64
Other provisions	291	84	(50)	(66)	(17)	859	1,101

Provisions	307	174	(91)	(68)	(19)	864	1,165

(1)	Other movements mainly correspond to change ino scope of consolidation in the year.

3. Provisions for pensions and other long-term employee benefits

The Group provides employee benefits such as pensions and retirement indemnities and other post-employment benefits such as medical care and life assurance:

•	in France, benefit obligations are mainly comprised of provisions for retirement indemnities (non-funded) and supplementary pensions benefits (partly funded);
•	in the United States, benefit obligations comprise funded pension plans guaranteed to employees as well as unfunded post-employment medical plans;
•	in Ireland, the United Kingdom and the Netherlands, benefit obligations are mainly comprised of pension plans granted to employees.

For its defined contribution plans, the Group’s commitments are limited to the payment of periodic contributions. The amount of contributions paid in the financial years ended 30 June 2006 was €218 million.

Defined benefit plans in the Group are mainly in respect of the subsidiaries situated in the United Kingdom, in North America and in the rest of Europe. Defined benefit plans are subject to an annual actuarial valuation on the basis of assumptions that vary depending on the country in question. Under these pension and other benefit plan agreements, employees receive at the date of retirement either a capital lump sum payment or an annuity at the date of retirement. These amounts depend on the number of years of employment, final salary and the position held by the employee. At 30 June 2006, fully or partly funded benefit obligations amounted to €4,068 million, being 94.7% of the total amount of benefit obligations.

Certain subsidiaries, mainly those located in North America, also provide their employees with post-employment medical cover. These benefit obligations are unfunded. They are measured using the same assumptions as those that have been retained for the pension obligations in the country in question.

Several subsidiaries, mainly in Europe, also provide their employees with other long-term benefits. Benefits obligations of this type are mainly in respect of long-service awards and jubilee benefits.

At 30 June 2006, the main assumptions retained for the measurement of obligations in respect of pensions obligations and other long-term employee benefit are as follows:

	30.06.2006		30.06.2005

Actuarial assumptions in respect of benefit obligations	Pension benefits	Medical expenses and other employee benefits	All benefits

Discount rate	5.31%	5.68%	4.76%
Average rate of increase in annuities	3.00%	1.88%	n/d
Average salary increase	4.33%	2.84%	3.32%
Expected return on plan assets	6.52%	4.25%	6.13%
Expected increase in medical expenses
Initial rate	n/app	8.76%	n/ava
Final rate	n/app	4.51%	n/ava

	30.06.2006		30.06.2005

Actuarial assumptions in respect of the expense for the year	Pension benefits	Medical expenses and other employee benefits	All benefits

Discount rate	4.93%	4.85%	5.41%
Average rate of increase in annuities	2.95%	1.89%	n/d
Average salary increase	4.35%	3.26%	3.66%
Expected return on plan assets	6.03%	—	6.66%
Expected increase in medical expenses
Initial rate	n/app	8.27%	n/ava
Final rate	n/app	5.13%	n/ava

		Effect of a change

In euro million	With an actuarial rate	Increase of 1%	Decrease of 1%

On the present value of cumulative benefits at 30.06.2006	144	25	(20)
On the expense for the year	(1)	2	(2)

Actuarial assumptions at 30.06.2006 (pensions and other long-term employee benefits)
By geographical area	United Kingdom	United States	Canada	Other Eurozone countries	Other countries outside the Eurozone

Discount rate	5.25%	6.25%	5.75%	4.72%	4.99%
Average rate of increase in annuities	3.19%	2.00%	1.73%	2.35%	1.00%
Average salary increase	4.54%	3.23%	3.08%	3.59%	4.09%
Expected return on plan assets	6.48%	7.61%	6.70%	5.58%	5.64%
Expected increase in medical expenses
Initial rate	6.20%	9.00%	9.78%	4.32%	—
Final rate	6.20%	3.59%	5.00%	4.32%	—

For the Eurozone, the discount rate used depending on the duration of the benefit obligations is:

•	short-term rate (3-5 years): from 4% to 4.5%;
•	medium-term rate (5-10 years): 4.75%;
•	long-term rate (>10 years): 5%.

The expected rate of return on plan assets of funded or partially funded benefit plans has been determined on the basis of the expected rate of return of each asset class in each country and in accordance with their respective weighting in each fund at 30 June 2006. These rates were determined on the basis of historical rates of return but also taking account of market expectations.

Discount rates are determined by reference to the yield at the balance sheet date on premium category corporate bonds (if available), or on government bonds, with maturities similar to the estimated duration of the benefit obligations.

A change of one point in the rate of increase of medical expenses would have an impact of approximately -20/+25 million euros on the amount of the benefit obligation in respect of post-employment medical cover.

The net expense recognised in profit and loss in respect of pensions and other long-term employee benefits is broken down as follows:

	30.06.2006		30.06.2005

Expense for the year in euro million	Pension benefits	Medical expenses and other employee benefits	All benefits

Service cost	49	4	21
Interest cost	197	8	22
Expected return on plan assets	(195)	—	(16)
Amortisation of past service cost	—	—	—
Amortisation of actuarial (gains) and losses	1	(1)	—
Effect of ceiling on plan assets
Effect of settlements and curtailments	(29)	(11)	—

Net expense (income) recognised in profit and loss	23	—	28

The Group has elected to adopt the corridor method under which actuarial gains and losses are only recognised when they represent more than 10% of the greater of the present value of the benefit obligation and the fair value of corresponding plan assets.

Changes in provisions for pensions and other long-term employee benefits are presented hereafter:

	30.06.2006		30.06.2005

Net liability recognised in the consolidated balance sheet in euro million	Pension benefits	Medical expenses and other employee benefits	All benefits

Change in the projected benefit obligations
Actuarial value of cumulative benefit obligations at beginning of year	479	50	406
Service cost	49	4	21
Interest cost	197	8	22
Employee contributions	4		3
Benefits paid	(218)	(15)	(20)
Changes to plans	(3)	2
Settlement or curtailment of benefits	(127)	(11)	(18)
Actuarial (gains) and losses	(185)	(13)	69
Currency translation adjustment	(20)	(2)	4
Changes in scope of consolidation	3,952	145	42
Other
Actuarial value of cumulative benefit obligations at end of year	4,128	169	529

Change in the fair value of plan assets
Fair value of plan assets at beginning of year	298	2	239
Actual return on plan assets	307		25
Employee contributions	4		3
Employer contributions	137		18
Benefits paid	(209)	(2)	(12)
Changes to plans
Liquidation of benefits	(98)		(16)
Currency translation adjustment	(23)		2
Changes in scope of consolidation	3,128	3	42
Other
Fair value of plan assets at end of year	3,544	3	300

Present value of funded benefits	4,067	3	529
Fair value of plan assets	3,544	3	300
Deficit (surplus) on funded benefits	523	—	229
Present value of unfunded benefits	64	165
Effect of ceiling on plan assets
Unrecognised actuarial gains and (losses)	249	4	(51)
Unrecognised past service cost		5	3

Net liability recognised in the balance sheet	835	174	181

The table below presents as roll-foward of the provision between 30 June 2005 and at 30 June 2006:

	30.06.2006		30.06.2005

In euro million	Pension benefits	Medical expenses and other employee benefits	All benefits

Provision at beginning of year	133	48	177
Expense for the year	23	—	28
Employer contributions	(135)	—	(18)
Benefits paid directly by the employer	(8)	(13)	(8)
Change in scope of consolidation	825	142	—
Translation adjustments	(3)	(4)	2

Provision at end of year	835	174	181

Following the acquisition of Allied Domecq on 26 July 2005, the Group restructured throughout the 2005/2006 financial year; curtailments of rights and employee layoffs occured during the period, particularly in the United States, the United Kingdom and Canada.

Au 30.06.2006 In euro million	Actuarial value of cumulative benefit obligations		Fair value of plan assets		Net liability

	In euro million	%	In euro million	%	In euro million	%

United Kingdom	3,347	77.9%	2,963	83.6%	592	58.6%
United States	315	7.3%	210	5.9%	126	12.5%
Canada	323	7.5%	200	5.6%	148	14.8%
Other European countries	278	6.5%	155	4.4%	130	12.9%
Rest of the World	34	0.8%	19	0.5%	13	1.3%

Total	4,297	100%	3,547	100%	1,009	100%

The breakdown of pension fund assets between bonds and shares is as follows:

	30.06.2006		30.06.2005

Breakdown of plan assets	Pension benefits	Medical expenses and other employee benefits	All benefits

Shares	50.92%	18.10%	n/d
Bonds	41.70%	71.60%	n/d
Other monetary market funds	6.68%	10.30%	n/d
Property assets	0.29%	0.00%	n/d
Other	0.42%	0.00%	n/d

Total	100.00%	100.00%	n/d

The expected rate of return on plan assets corresponds to the weighted average of the different expected rates of return of each category of assets. Contributions payable by the Group in 2007 in respect of funded benefits are estimated at €176 million.

Benefits payable in respect of defined benefit plans over the next ten years are broken down as follows:

Benefits payable in the next 10 years	Pension benefits 2006	Other employee benefits 2006

2007	321	13
2008	469	12
2009	341	11
2010	339	11
2011	480	11
2012-2016	2,064	55

NOTE 14 – FINANCIAL LIABILITIES

Net debt, as defined and used by the Group, corresponds to total gross debt (translated at year-end exchange rates), including the amount of transaction, cash flow hedge and fair value hedge derivatives, less cash and cash equivalents.

Net debt includes the following items:

In euro million	30.06.2006	30.06.2005

Bonds issued	1,705	502
Current financial liabilities (excluding bonds)	500	1,270
Non-current financial liabilities (excluding bonds)	4,534	507
Non-current derivative instruments	58	—
Cash and cash equivalents	(447)	(135)
Net debt	6,351	2,145

1. Breakdown of gross debt by maturity

In euro million	30.06.2006	30.06.2005

Short-term debt	423	719
Portion of long-term debt due within 1 year	82	551
Total current debt (less than 1 year)	505	1,270

Portion of long-term debt due between 1 to 5 years	5,046	1,010
Portion of long-term debt due in more than 5 years	1,248
Total non-current debt (more than 1 year)	6,294	1,010

Gross debt	6,799	2,280

Current debt accounts for 7% of total gross debt.

2. Breakdown of net debt by type and by currency, after the effects of hedging, at 30 June 2006

In euro million	Total	Syndicated loan	Commercial paper	Bonds	Exchange rate swaps and others

EUR	3,558	2,343	270	650	295
USD	2,550	2,092			458
JPY	69	55			14
GBP	(29)			1,055	(1,084)
Other currencies	203				203

Total	6,351	4,489	270	1,705	(113)

3. Breakdown of net debt by type and by maturity, after the effects of hedging, at 30 June 2006

In euro million	Total	<1 year	>1 year and <5 years	>5 years	Cash and cash equivalents

EUR	3,558	(405)	2,887	1,222	(146)
USD	2,550	538	2,094		(82)
JPY	69	14	55
GBP	(29)	12	1		(42)
Other currencies	203	346	9	26	(178)

Total	6,351	505	5,046	1,248	(447)

4. Breakdown of types of interest rate hedge by currency

In euro million	Net debt by currency	Fixed debt	“Capped” variable debt	Non-hedged variable debt	% debt hedged/fixed

EUR	3,558	822	900	1,836	48%
USD	2,550	1,801	787	(38)	101%
JPY	69	—	—	69	—
GBP	(29)	—	—	(29)	—
Other currencies	203	—	—	203	—

Total	6,351	2,623	1,687	2,041	68%

Of the total €2,623 million of hedged fixed rate debt, €672 million originated from debt raised at a fixed rate, the balance resulted from the implementation of the interest rate hedges details of which are provided in Note 15. On the basis of such debt at 30 June 2006, a 0.10%, or 10 basis points, change in interest rates would increase the Group’s interest costs by €4 million.

5. Syndicated loan

On 2 August 2005 and 18 August 2005, Pernod Ricard drew down part of the credit facilities made available under the multi-currency syndicated loan agreement signed on 21 April 2005 for an available amount of €6,340 million (of which €1,750 million was euro multi-currency) and US$3,890 million. At 30 June 2006, drawdowns on this credit facility amounted to €2,343 million, US$2,659 million and YEN 8,000 million, being a total amount of €4,489 million. The credit facilities, whether revolving or fixed maturity, or denominated in euros, dollars or multicurrency, bear interest at a rate corresponding to the applicable LIBOR (or, for euro denominated borrowing, EURIBOR), increased by a pre-determined margin and other mandatory costs. These facilities have maturities ranging from one to seven years. These borrowings enabled the Group to repay the amounts due under the revolving loan facility signed in August 2004, to finance the cash portion of the Allied Domecq acquisition price and to repay certain debt owed by the Group and Allied Domecq.

6. Allied Domecq bonds

At 30 June 2006, bonds issued by Allied Domecq Financial Services Ltd are composed of an amount of €600 million bearing a nominal interest rate of 5.875% maturing on 12 June 2009, an amount of £450 million bearing a nominal interest rate of 6.625% maturing on 18 April 2011 and an amount of £250 million bearing a nominal interest rate of 6.625% maturing on 12 June 2014.

7. Early redemption of OCEANE bonds

Pernod Ricard elected to fully redeem on 20 September 2005 all outstanding OCEANE bonds, in accordance with the early redemption option granted by the General Meeting of bondholders on 21 July 2005. Net additional costs amounted to €34 million in respect of the remaining balance, the redemption premium and the accrued interest due up to the date of conversion in respect of OCEANE bonds submitted for conversion before 9 September. OCEANE bonds that were not presented for conversion were redeemed at a price of €114.52, increased by interest accrued for the period between 1 January 2005 and 19 September 2005, being €1.92, representing a total of €0.5 million.

8. Perpetual Subordinated Notes

(Titres Subordonnés à Durée Indéterminée or TSDI)

On 20 March 1992, Pernod Ricard issued Perpetual Subordinated Notes (TSDI), outside France, for a total nominal amount of €61 million. At 30 June 2006 the outstanding balance is €5.48 million.

9. Market-related exposures

FINANCIAL RISKS

The Group practices a non-speculative hedging policy using derivatives to manage its exposure to market risks. These off-balance sheet instruments are designed to hedge risks related to the Group’s firm commitments or its highly probable future transactions.

CURRENCY RISKS

Asset risks

Financing foreign currency-denominated assets acquired by the Group with debt in the same currency provides natural hedging. This principle was notably implemented for the acquisition of Seagram and Allied Domecq assets.

Operating risks

Due to its international exposure, the Group faces currency risks related to transactions carried out by subsidiaries in a currency other than their functional currency. This risk is partly hedged by putting in place forward option sales or purchases in order to hedge certain or highly probable operating receivables and payables.

MANAGEMENT OF INTEREST RATE RISKS

The Group complied with the hedging obligation required by the banks at the times that the syndicated loans for the acquisition of Seagram and Allied Domecq assets were put in place. In the context of the Seagram acquisition, the obligation covered two thirds of the debt over 4 years. In accordance with the Allied Domecq acquisition agreement, hedging is required in respect of 50% of gross debt, except for tranche B (initially €157 million and US$1,185 million), for a two-year period.

The Group used swaps, interest rate options and fixed-rate debt on amounts, and for durations, that enabled hedging in excess of the minimum limit defined by the banking constraints to be put in place.

All of these hedging transactions are either carried out by, or subject to prior approval of, the Financing and Treasury Department, in the context of a strategy approved by management.

LIQUIDITY RISKS

At 30 June 2006, available cash and cash equivalents amount to €447 million. The Group also has an amount of €2,695 of medium-term bank credit facilities that were confirmed and unused at that date. The Group is thus not exposed to liquidity risk.

CONCENTRATION OF CREDIT RISKS

The Group is exposed to credit risk in the case of default of a counterpart. The Group has implemented policies intended to limit its exposure to counterpart risk. These policies are based on a rigorous selection of counterparts on the basis of several criteria (ratings issued by ratings agencies, assets and shareholders’ equity) and depending on the maturities of transactions. The Group’s exposure to credit risk is limited and the Group considers that no material concentration of risk exists with a counterpart. It does not foresee any third party default that could have a material impact on the Group’s financial statements.

10. Covenants

In the context of the syndicated loan put in place for the acquisition of Allied Domecq, the Group has committed to complying with certain contractually defined financial ratios:

•	EBITDA/Financial expense must be greater than or equal to 3.00 at 30 June 2006; EBITDA and financial expense are defined in the contracts signed with the banks;
•	Net debt/EBITDA must be less than or equal to 6.75 at 30 June 2006; Net debt and EBITDA are defined in the contracts signed with the banks.

At 30 June 2006, the Group complies with these ratios.

11. Weighted average cost of debt

The Group’s weighted average cost of debt was 4.7% at 30 June 2006 compared with 3.95% at 30 June 2005. The weighted average cost of debt is defined as financial income (expense) from ordinary activities divided by average debt. It is calculated by comparing net financial expenses, increased by banking commissions and interest expense on the effect of discount of employee benefit obligations, and reduced by exceptional and non-recurring items, to average outstandings calculated on the basis of net debt, as defined above, adjusted for amounts that do not bear interest such as accrued interest.

NOTE 15 – MARKET VALUE OF FINANCIAL INSTRUMENTS

In euro million	Carrying amount at 30.06.2006	Market value at 30.06.2006

Assets
Non-current financial assets	120	120
Derivative instruments - asset position	84	84
Marketable securities	12	12
Cash	435	435

Liabilities
Bonds	1 705	1 689
Bank loan	4 987	4 989
CEPAC	46	47
ABN	22	22
Syndicated loan	4 489	4 489
Commercial paper	270	270
Other bank loans	161	161
Finance lease obligations	47	47
Derivative instruments - liability position	58	58

The fair value of the debt is determined for each loan by discounting future cash flows on the basis of market rates at the balance sheet date, adjusted for the Group’s credit risk. For floating rate bank debt, fair value is approximately equal to carrying amount.

The market value of instruments recognised in the financial statements at the balance sheet date was calculated on the basis of available market data, using net present value of the future cash flows. The disparity of valuation models implies that these valuations do not necessarily reflect the amounts that could be received or paid if these instruments were to be unwound in the market.

The methods used are as follows:

•	bonds: market liquidity enabled the bonds to be valued at their fair value;
•

other long-term financial liabilities: the fair value of other long-term financial liabilities is calculated for each loan by discounting future cash flows using an interest rate taking into account the Group’s credit risk at the balance sheet date;

•

derivative instruments: the fair value of forward foreign currency forwards and interest rate and foreign currency swaps was calculated using the market prices that the Group should pay or receive to settle these contracts.

NOTE 16 – CURRENCY AND INTEREST RATE DERIVATIVES

1. Interest rate derivatives

	Notional amount of contracts

In euro million	< 1 year	> 1 year and < 5 years	> 5 years	Total	Market value

Interest rate swaps – borrower floating rate	46			46	2
Interest rate swaps – borrower fixed rate	157	1,794		1,951	46
Purchases of caps		1,687		1,687	11
Lender fixed-rate cross currency swaps €/£ (1)			1,011	1,011	(59)

				Total	—

(1)	The valuation of the cross currency swaps includes a foreign currency component for €(20) million.

The notional amount of these contracts represents the nominal value of the contracts. Notional amounts denominated in foreign currencies are translated into euro at year-end rates. Estimated market values are either based on valuations provided by banking counterparts, or by using information available on the financial markets and valuation methods according to the types of financial instruments.

2. Currency hedges on foreign currency denominated debt

The Group uses currency swaps in the context of its cash pooling operations. These financial instruments have an average duration of one and a half month and do not have a material market value.

3. Currency hedges on foreign currency denominated transactions

The Group primarily uses forward contracts to hedge against currency risks related to transactions recognised on its balance sheet. Forward hedge contracts in respect of future transactions represent a notional amount of €103 million and for which the market value amounts to €(1.8) million.

Classification of hedges and use of derivative instruments.

Type of hedge	Description of financial instrument	Amount In euro million	Risk hedged	Fair value at year end In euro million

Fair value hedges
Hedge of interest rate risk	Interest rate swaps	46	Interest rate risk on fixed rate debt	1.6
Hedge of interest rate and currency risk	Cross currency swaps and forex forwards	1,033	Interest rate and currency risk on foreign currency denominated debt	(60.1)

Cash flow hedges
Hedge of interest rate risk	Swaps	1,873	Risk of changes in interest flows on floating rate debt	46.2
	Caps	1,608	Risk of changes in interest flows on floating rate debt	10.6
Hedge of currency risk	Forex options	79	Foreign currency risk on highly probable future transactions	6.0

Trading
Hedge of currency risk	Forex swaps	1,046	Foreign exchange risk on intra-group financing	20.2
Hedge of interest rate risk	Interest rate swaps	79	Risk of changes in interest flows on floating rate debt	0.3
	Caps	79	Risk of changes in interest flows on floating rate debt	0.5

NOTE 17 – OPERATING PAYABLES

Operating payables are broken down as follows:

In euro million	30.06.2006	30.06.2005	01.07.2004

Trade and other accounts payable	868	465	468
Tax and social security liabilities	462	265	265
Other operating payables	398	142	122
Other creditors	798	63	125

Total	2,526	934	980

Most operating payables are due within one year.

Other creditors are mainly comprised of tax payables.

NOTE 18 – NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

1. Change in working capital

In euro million	30.06.2006	30.06.2005

Inventories, net	55	(13)
Operating receivables, net	3	(43)
Operating payables, net	(89)	6
Other changes	269	28

Total	238	(23)

2. Purchases of non-current financial assets

Purchases of non-current financial assets mainly relate to the acquisition of Allied Domecq, which involved cash payments of €8.8 billion.

3. Disposals of non-current financial assets

Disposals of non-current financial assets mainly include the disposals of Dunkin’ Brands Inc, Britvic Plc and The Old Bushmills Distillery.

4. Increase in loans

As indicated in note 14, a syndicated loan was taken out to finance the acquisition of Allied Domecq.

5. Repayment of loans

Disposals of non-current financial assets enabled the syndicated loan taken out in 2004, and part of the syndicated loan drawn down in August 2005, to be repaid.

NOTE 19 – SHAREHOLDERS EQUITY

1. Share capital

Pernod Ricard’s share capital changed as follows between 30 June 2004 and 30 June 2006:

	Number of shares	Amount € millions

Share capital at 30 June 2004	70,484,081	219

Share capital at 30 June 2005	70,484,081	219
Capital increase on 26 July 2005	17,483,811	54
Capital increase on 31 August 2005	3,395,754	11
Capital increase on 9 September 2005	2,308,584	7
Exercise of stock options (stock option plan of 18 December 2001)	83,807	—
Exercise of stock options (stock option plan of 18 December 2001 – January to June 2006 )	223,352	1
Exercise of stock options (stock option plan of 11 February 2002 – January to June 2006 )	82,050	—
Share capital at 30 June 2006	94,061,439	292

All Pernod Ricard shares are issued and outstanding and have a nominal amount of €3.10 euros.

2. Treasury shares

At 30 June 2006, Pernod Ricard SA and its controlled subsidiaries held 3,167,125 Pernod Ricard shares which are dedicated to stock option plans for a value of €289 million.

These treasury shares are presented, at cost, as a deduction from shareholders’ equity.

3. Dividends paid and proposed

Following the Board Meeting of 21 September 2005 and the Shareholders Meeting of 10 November 2005, the Group, on 17 November 2005, paid the outstanding dividend balance due in respect of the 18-month financial year ended 30 June 2005, being €1.08 per share. The total dividend in respect of the financial year covering the period from 1 January 2004 to 30 June 2005 was €3.22 per share.

NOTE 20 – STOCK OPTIONS

Stock option plans (subscription options and purchase options)

Option plans granted after 7 November 2002 and not yet vested at 1 July 2004 are measured at fair value at the date of grant. Fair value is calculated using the binomial method and is recognised as an expense over the period in which the exercise rights vest to employees. The stock option plans that are subject to those measurement provisions are plans n°10 to 14. The Board of Directors meeting of 25 July 2005 approved the stock option plan n°13, providing for the grant of 380,355 options, which may be exercised from 12 August 2009. The Board of Directors meeting of 14 June 2006 approved the stock option plan n°14, providing for the grant of 888,867 options and 104,318 SARs (Stock Appreciation Rights) which may be exercised from 15 June 2010. SARs do not create a right to shares but rather to additional remuneration.

Stock option plans are granted to managers with high levels of responsibility or to managers or non managers who have demonstrated their high level of commitment to the Group and their effectiveness in the performance of their work.

	Plan n°1	Plan n°2	Plan n°3	Plan n°4	Plan n°5	Plan n°6	Plan n°7

Date of the Board of Directors meeting	19.12.1996	19.12.1997	28.01.1999	27.01.2000	27.09.2000	19.12.2000	19.09.2001
Type of options	Purchase	Purchase	Purchase	Purchase	Purchase	Purchase	Purchase
Number of beneficiaries	297	160	182	180	2	204	10
Total number of options that can be subscribed	1,044,760	304,422	291,427	333,604	75,000	374,953	48,346
Of which for Board members	70,500	66,058	26,079	32,275	75,000	37,640
Of which for the top 10 Group employees receiving grants	96,000	48,081	57,260	56,496		62,258	48,343
Exercise possible as from	20.12.1996	22.12.2002	29.01.2002	28.01.2003	28.09.2003	20.12.2003	20.09.2005
Disposal possible as from	20.12.1996	22.12.2002	29.01.2004	28.01.2005	28.09.2005	20.12.2005	20.09.2005
Expiration date	19.12.2006	19.12.2007	28.01.2009	27.01.2010	27.09.2010	19.12.2010	19.09.2011
Subscription or purchase price in euros	32.44	36.71	45.36	47.92	43.60	46.64	62.96
Options souscrites au 30.06.2006	974,786	249,240	218,568	190,534	67,600	167,933	3,423
Options cancelled during the year Options not exercised at 30.06.2006	50,224	37,980	53,736	128,536	7,400	200,598	44,923
Stock option expense (in thousand euro)

	Plan n°8	Plan n°9	Plan n°10	Plan n°11	Plan n°12	Plan n°13	Plan n°14

Date of the Board of Directors meeting	18.12.2001	11.02.2002	17.12.2002	18.12.2003	02.11.2004	25.07.2005	14.06.2006
Type of options	Subscription	Subscription	Subscription	Purchase	Purchase	Purchase	Purchase
Number of beneficiaries	367	84	398	418	459	485	555
Total number of options that can be subscribed	832,202	139,004	863,201	631,497	756,744	378,309	888,867
Of which for Board members	104,348		69,370	41,184	53,122	44,701	79,092
Of which for the top 10 Group employees receiving grants	109,723	27,318	95,074	52,903	64,609	44,228	60,717
Exercise possible as from	19.12.2005	12.02.2006	18.12.2006	19.12.2007	18.11.2008	12.08.2009	15.06.2010
Disposal possible as from	19.12.2005	12.02.2006	18.12.2006	19.12.2007	18.11.2008	12.08.2009	15.06.2010
Expiration date	18.12.2011	11.02.2012	17.12.2012	18.12.2013	17.11.2014	11.08.2015	14.06.2016
Subscription or purchase price in euros	61.60	65.20	73.72	87.73	109.71	136.38	151.47
Options souscrites au 30.06.2006	307,916	82,050		2,225	300
Options cancelled during the year	3,564			2,077	3,478	980
Options not exercised at 30.06.2006	501,039	38,071	844,876	624,049	752,966	377,329	888,867
Stock option expense (in euro thousand)			4,986	4,299	7,140	3,940	448

The Group recognised an expense of €20.8 million within operating profit relating to stock option plans n°10 to 14 at 30 June 2006. Details concerning outstanding stock options and changes in the year are set out in the table below:

	Plan n°10	Plan n°11	Plan n°12	Plan n°13	Plan n°14	Total number of options	Weighted average exercise price

Date of the Board of Directors meeting	17.12.2002	18.12.2003	02.11.2004	25.07.2005	14.06.2006
Type of options	Subscription	Purchase	Purchase	Purchase	Purchase
Exercise price	73.72	87.73	109.71	136.38	151.47
Outstanding options at 30 June 2005	844,876	626,126	756,744	378,309		2,606,055	96.63
Granted					888,867	888,867	151.47
Cancelled		2,077	3,478	980		6,535	106.72
Exercised			300			300	109.71
Lapsed
Outstanding options at 30 June 2006	844,876	624,049	752,966	377,329	888,867	3,488,087	110.59

The assumptions used in the calculation of the fair values of the options, other than use of the binomial model and the terms under which the options were granted, are as follows:

	Plan n° 10	Plan n°11	Plan n°12	Plan n°13	Plan n°14	Average

Share price (in euros)	72.12	85.40	114.50	143.20	147.40	110.27
Exercise price (in euros)	73.72	87.73	109.71	136.38	151.47	110.34
Expected volatility	30.00%	30.00%	30.00%	30.00%	30.00%	30.00%
Expected dividend yield	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%
Risk free rate	4.40%	4.25%	3.85%	3.25%	4.00%	3.96%
Fair value (in euros)	24.04	28.13	39.24	47.74	47.90	36.62

NOTE 21 – FINANCIAL COMMITMENTS AND LIGITATIONS

In euro million	Total	<1 year	>1 year and <5 years	>5 years

Guarantees granted	3,775	331	3,082	361

Unconditional purchase obligations	525	139	295	90
Operating lease agreements	207	29	81	98
Other contractual obligations	11	6	5
Contractual commitments	743	174	381	188

1. Details of main commitments and obligations

In the context of the acquisition of Allied Domecq, warranties with the respect to liabilities, notably of a tax-related nature, were granted. Provisions have been recognised to the extent of the amount of the risks as estimated by Group (Note 13).

Main guarantees granted:

•

the Group guaranteed the Allied Domecq pension fund for the contributions owed to it by Allied Domecq Holdings Ltd and its subsidiaries. In addition, the Group granted a guarantee to the holders of the Allied Domecq bonds, whose amount was €1,611 million at 30 June 2006;

•

in August 2005, the Group issued guarantees, on behalf of its subsidiaries EVC, Chivas Brothers (Holdings) Limited and Pernod Ricard USA, in respect of the syndicated loan put in place for the acquisition of Allied Domecq. The amount currently guaranteed is €1,821 million;

•	in 2000, the Group guaranteed bank loans of its subsidiary Irish Distillers Group. The outstanding balance on these loans is €22 million;
•	in 1998, the Group guaranteed bank loans of its subsidiary Pernod Ricard Finance SA. The outstanding balance on these loans is €46 million;
•	in 1995, the Group guaranteed the commercial paper issues of its subsidiary, Pernod Ricard Finance SA. Their amount at 30 June 2006 was €270 million;
•

Pernod Ricard SA, pursuant to Section 17 of the Companies (Amendment) Act, 1986 (Republic of Ireland), irrevocably guaranteed the liabilities of the following subsidiaries for the 2005/2006 financial year: Comrie Ltd., Irish Distillers Group Ltd., Irish Distillers Ltd., The West Coast Cooler Co. Ltd., Watercourse Distillery Ltd., Fitzgerald & Co. Ltd., Ermine Ltd., Gallwey Liqueurs Ltd., Smithfield Holdings Ltd. and Irish Distillers Holdings Ltd.

2. Contractual obligations

In the context of their wine and champagne production operations, the Group’s Australian subsidiary Orlando Wyndham and its French subsidiary Mumm Perrier–Jouët are committed, respectively, in amounts of €147.6 and €235 million under certain purchase obligations of grape.

3. Litigations

Other than non-material litigations and/or litigations arising in the normal course of the Group’s business, the following litigations should be mentioned:

LITIGATIONS RELATING TO BRANDS

Havana Club

The Havana Club brand is owned by a joint venture, Havana Club Holding S.A. (HCH), which is controlled by the Group. The rights of ownership to this brand are currently being contested in Spain by one of the Group’s competitors. In June 2005, the First Instance Court in Spain confirmed HCH’s rights relating to the Havana Club brand following proceedings initiated in 1999. However, the plaintiffs have appealed before the Madrid Provincial Audience, which should render a decision before the end of 2007. No provision has been recognised in the financial statements with regard to this litigation.

Champomy

During 2001, the National Institute of Appellations of Origin (INAO) and the Comité interprofessionnel des vins de Champagne (CIVC) summoned Pernod Ricard and its subsidiaries before the Courts of Paris in order to request the invalidity of the Champomy brands and the prohibition from using them on the grounds that they constitute a violation of the Champagne appellation of origin. Since then, these brands have been sold to the Cadbury Schweppes group. However, Pernod Ricard has granted a warranty to the purchaser with regard to the validity of these trademarks and its contractual liability would be triggered in the event that the Champomy brands were to be cancelled. Pursuant to a court decision of 10 May 2006, the Tribunal de Grande Instance (Regional Court) of Paris dismissed all the claims of INAO and CIVC. However, this judgement has not become final and binding since the INAO and CIVC have appealed.

COMMERCIAL LITIGATIONS

Claim brought by the Republic of Columbia against Pernod Ricard, Seagram Llc and Diageo Plc

The Republic of Colombia, as well as several Colombian regional departments, brought a claim in October 2004 before the US District Court for the Eastern District of New York against Pernod Ricard S.A., Pernod Ricard USA Llc, Diageo Plc, Diageo North America Inc. (f/k/a Guinness UDV America Inc. f/k/a UDV North America Inc f/k/a Hueblein Inc.), United Distillers Manufacturing Inc., IDV North America Inc. and Seagram Export Sales Company Inc.

The plaintiffs claim that these companies have committed an act of unfair competition against the Colombian government (which holds a constitutional monopoly on the production and distribution of spirits) by selling their products through illegal distribution circuits and by receiving payments from companies involved in money laundering. Pernod Ricard contests this claim and is defending itself against all of these allegations.

Putative class actions in the United States Sale of Spirits in the United States

Allied Domecq Spirits & Wine Americas Inc., Allied Domecq Spirits & Wine USA, Inc., together with most other major companies in the wines and spirits business in the United States, have been named and served with complaints in a number of nearly identical putative class action lawsuits. The plaintiffs allege that the defendants engaged in a sophisticated and deceptive scheme to market and sell alcohol to underage consumers. The counts alleged include unjust enrichment, negligence, civil conspiracy, fraudulent concealment, and violations of various state consumer protection statutes. These lawsuits were filed and served in the states of Colorado, Ohio, North Carolina, Wisconsin, Michigan, and West Virginia, as well as the District of Columbia. Allied Domecq was served in the Ohio, Wisconsin, Michigan and West Virginia actions.

Six of the lawsuits—in Colorado, Wisconsin, Ohio, Michigan, West Virginia and the District of Columbia—have been dismissed by the courts in those jurisdictions. Plaintiffs have filed appeals from all of these dismissals. The courts in the remaining lawsuits have not yet ruled on similar pending motions to dismiss. These cases are in the pre-discovery, pre-trial pleading stages. Accordingly, it is too early to predict the amount of any potential loss.

To the company’s knowledge, there are no other lawsuits or exceptional events that are likely to have a significant impact on the Group’s assets and its financial position.

NOTE 22 – EVENTS AFTER THE BALANCE SHEET DATE

No event after the balance sheet date have occured that could have a material impact on the Group’s financial position.

NOTE 23 – LIST OF MAIN CONSOLIDATED COMPANIES

Corby Distilleries Limited is consolidated using the full consolidation method because of the Group’s majority control percentage in respect of this company.

Company	Country	% interest 30.06.06	% interest 30.06.05	Consolidation method

Pernod Ricard SA	France	Parent company	Parent company
Pernod Ricard Finance SA	France	100	100	Full Consolidation
Santa Lina SA	France	100	100	F.C.
JFA SA	France	100	100	F.C.
Ricard SA	France	100	100	F.C.
Pernod SA	France	100	100	F.C.
Cusenier SA	France	100	100	F.C.
Société des Produits d’Armagnac SA	France	100	100	F.C.
Spirits Partners	France	100	100	F.C.
Pernod Ricard Europe SA	France	100	100	F.C.
Pernod Ricard Spain SA (ex-Larios Pernod Ricard SA)	Spain	100	100	F.C.
Pernod Ricard Swiss SA	Switzerland	99.65	99.65	F.C.
Distillerie F. LLI Ramazzotti SPA	Italy	100	100	F.C.
Somagnum	Portugal	94.62	94.62	F.C.
Pernod Ricard Deutschland GMBH	Germany	100	100	F.C.
Pernod Ricard Austria GMBH	Austria	100	100	F.C.
Pernod Ricard Nederland BV	Netherlands	100	100	F.C.
EPOM Industrial and Commercial SA of Foods and Drinks	Greece	99.96	99.96	F.C.
Pernod Ricard Minsk LLC	Belarus	99	99	F.C.
Pernod Ricard Ukraine SC with FI	Ukraine	100	100	F.C.
SC Pernod Ricard Romania SRL	Romania	100	100	F.C.
Georgian Wines and Spirits Company LLC	Georgia	90	90	F.C.
Pernod Ricard Latvia LLC	Latvia	100	100	F.C.
Pernod Ricard Estonia OÜ	Estonia	100	100	F.C.
Pernod Ricard Hungary Import Szeszesital Kereskedelmi KFT	Hungary	100	100	F.C.
Pernod Ricard Belgium SA	Belgium	100	100	F.C.
Pernod Ricard Rouss CJSC	Russia	100	100	F.C.
Pernod Ricard Sweden AB	Sweden	100	100	F.C.
Pernod Ricard Denmark A/S	Denmark	100	100	F.C.
Pernod Ricard Finland OY	Finland	100	100	F.C.
Tinville SAS	France	100	100	F.C.
Yerevan Brandy Company CJSC	Armenia	100	100	F.C.
Jan Becher – Karlovarska Becherovka, A/S	Czech republic	100	100	F.C.
SALB, SRO	Czech republic	100	100	F.C.
Pernod Ricard UK Ltd	United Kingdom	100	100	F.C.
Pernod Ricard Asia SAS	France	100	100	F.C.
Pernod Ricard Japan K.K.	Japan	100	100	F.C.
Pernod Ricard Asia Duty Free Ltd	China	100	100	F.C.
Pernod Ricard Taïwan Ltd	Taiwan	100	100	F.C.
Pernod Ricard Thailand Ltd	Thailand	100	100	F.C.
Pernod Ricard Korea Co. Ltd	South Korea	100	100	F.C.
Pernod Ricard Singapore PTE Ltd	Singapore	100	100	F.C.
Pernod Ricard Malaysia SDN BHD	Malaysia	100	100	F.C.
Martell Far East Trading Ltd	China	100	100	I.G
Pernod Ricard (China) Trading Co Ltd	China	100	100	I.G
Shangai Yijia International Trading Co. Ltd	China	100	100	I.G
Pernod Ricard North America SAS	France	100	100	F.C.
Établissements Vinicoles Champenois (EVC)	France	100	100	F.C.
Pernod Ricard USA	USA	100	100	F.C.

Company	Country	% interest 30.06.06	% interest 30.06.05	Consolidation method

Pernod Ricard CESAM (Central and South America)	France	100	100	F.C.
Pernod Ricard Argentina Corp.	Argentina	100	100	F.C.
Pernod Ricard Venezuela CA	Venezuela	100	100	F.C.
Pramsur SA	Uruguay	100	100	F.C.
Pernod Ricard Chile SA	Chile	100	100	F.C.
Pernod Ricard Colombia SA	Colombia	100	100	F.C.
Pernod Ricard Brasil Industria e Comercio PLLC	Brazil	100	100	F.C.
Pernod Ricard Uruguay SA	Uruguay	100	100	F.C.
Agros Holding SA	Poland	100	99.97	F.C.
Wyborowa SA	Poland	100	99.89	F.C.
Chivas Brothers (Holdings) Ltd	United Kingdom	100	100	F.C.
Chivas 2000 UL	United Kingdom	100	100	F.C.
The Glenlivet Distillers Ltd	United Kingdom	100	100	F.C.
Glenlivet Holdings Ltd	United Kingdom	100	100	F.C.
Hill, Thomson & Co Ltd	United Kingdom	100	100	F.C.
Chivas Brothers Pernod Ricard Ltd	United Kingdom	100	100	F.C.
Chivas Brothers Ltd	United Kingdom	100	100	F.C.
Pernod Ricard Travel Retail Europe	United Kingdom	100	100	F.C.
Irish Distillers Ltd	Ireland	100	100	F.C.
Fitzgerald & Co Ltd	Ireland	100	100	F.C.
Dillon Bass Ltd	United Kingdom	63	63	F.C.
Watercourse Distillery Ltd	Ireland	100	100	F.C.
Pernod Ricard South Africa PTY Ltd	South Africa	100	100	F.C.
Comrie Ltd	Ireland	100	100	F.C.
Martell Mumm Perrier-Jouët SAS	France	100	100	F.C.
Martell & Co SA	France	100	100	F.C.
Augier Robin Briand & Co. SA	France	100	100	F.C.
Sodovima (Société des Domaines Viticoles Martell) SA	France	100	100	F.C.
Renault Bisquit SA	France	100	100	F.C.
Pernod Ricard Pacific Holding Pty Ltd	Australia	100	100	F.C.
Pernod Ricard Pacific Pty Ltd	Australia	100	100	F.C.
Orlando Wyndham Group Pty Ltd	Australia	100	100	F.C.
Orlando Wyndham New Zealand Ltd	Australia	100	100	F.C.
Montana Group (NZ) Limited	New Zealand	100	N/A	F.C.
Peri Mauritius	Mauritius	100	100	F.C.
Seagram India	India	100	100	F.C.
Seagram Distilleries (P) Limited	India	100	100	F.C.
Havana Club Internacional	Cuba	50	50	F.C.
AD Argentina SA	Argentina	100		F.C.
Allied Domecq Australia Pty Ltd	Australia	100		F.C.
AD Agencies d.o.o. Bosnia	Bosnia	100		F.C.
AD Agencies Bulgaria EOOD	Bulgaria	100		F.C.
AD Brasil Comercio e Industria Ltda	Brazil	100		F.C.
Corby Distilleries Limited	Canada	46		F.C.
Hiram Walker and Sons Ltd	Canada	100		F.C.
ADCAN Management Company	Canada	100		F.C.
ADSW Switzerland	Switzerland	100		F.C.
HW (International) AG	Switzerland	100		F.C.
Kahlua AG	Switzerland	100		F.C.
Allied Domecq AG (formerly Tia Maria AG)	Switzerland	100		F.C.
Tia Maria Ltd	Switzerland	75.61		F.C.
PRC Diffusion EURL	France	100		F.C.
Allied Domecq Spirits & Wine (Shanghai) Trading Co Ltd	China	100		F.C.
AD sro – Czech Republic	Czech republic	100		F.C.

Company	Country	% interest 30.06.06	% interest 30.06.05	Consolidation method

ADSW Danmark AS	Denmark	100		F.C.
ADSW Estonia AS	Estonia	100		F.C.
Domecq Bodegas	Spain	98.58		F.C.
ADSW Finland Oy	Finland	100		F.C.
Ballantine’s Mumm Distribution SA	France	100		F.C.
Financière Moulins de Champagne S.A.S.	France	100		F.C.
GIE Mumm Perrier-Jouët Vignobles et Recherches	France	99.6		F.C.
G.H. Mumm & Cie - Sté Vinicole de Champagne Succéseur	France	99.6		F.C.
Champagne Perrier Jouet S.A.	France	99.5		F.C.
SA R & L Legras.	France	99.5		F.C.
ADG France SA	France	100		F.C.
Allied Domecq SA	France	100		F.C.
Allied Distillers Ltd	United Kingdom	100		F.C.
ADDF (UK) Ltd	United Kingdom	100		F.C.
AD Wine UK Ltd	United Kingdom	100		F.C.
ADSW Ltd	United Kingdom	100		F.C.
ADSW (Overseas) Ltd	United Kingdom	100		F.C.
Allied Domecq (Holdings) Ltd	United Kingdom	100		F.C.
AD Pensions Limited	United Kingdom	100		F.C.
AD Medical Expenses Trust Ltd	United Kingdom	100		F.C.
Allied Domecq Ltd	United Kingdom	100		F.C.
ADFS PLC	United Kingdom	100		F.C.
AD Overseas Ltd	United Kingdom	100		F.C.
ADO (Europe) Ltd	United Kingdom	100		F.C.
ADO (Canada) Ltd	United Kingdom	100		F.C.
ADSW Investments Ltd	United Kingdom	100		F.C.
EC Germany Ltd	United Kingdom	100		F.C.
Bedminster Holdings Ltd	United Kingdom	100		F.C.
AD (Europe) Finance	United Kingdom	100		F.C.
Hiram Walker and Sons (UK) Ltd	United Kingdom	100		F.C.
HWGW (UK) Ltd	United Kingdom	100		F.C.
Millstream Holdings Ltd	United Kingdom	100		F.C.
AD Investment Holding Ltd	United Kingdom	100		F.C.
ADSW Investment Holding Ltd	United Kingdom	100		F.C.
AD Investments UK Ltd	United Kingdom	100		F.C.
CG Hibbert Ltd	United Kingdom	100		F.C.
Allied Domecq Spirits & Wine (China) Ltd	China	100		F.C.
AD Agencies d.o.o. – Croatia	Croatia	100		F.C.
AD Hungary Kft	Hungary	100		F.C.
Allied Domecq Irish Holdings	Ireland	100		F.C.
AD International Finance Co.	Ireland	100		F.C.
AD Bedminster Ireland	Ireland	100		F.C.
Portland Insurance Ltd	United Kingdom	100		F.C.
Bedminster Jersey Ltd	United Kingdom	100		F.C.
Jinro Ballantines Co	South Korea	70		F.C.
Bedminster (Luxembourg) SARL	Luxembourg	100		F.C.
ADSW Latvia	Latvia	100		F.C.
Casa Pedro Domecq Mexico	Mexico	99.87		F.C.
ADSW Benelux B.V.	Netherlands	100		F.C.
AD International Holdings B.V.	Netherlands	100		F.C.
ADSW Norway	Norway	60.00		F.C.
Pernod Ricard New Zealand Limited	New Zealand	100		F.C.
Millstream Finance	New Zealand	100		F.C.
Millstream Equities	New Zealand	100		F.C.

Company	Country	% interest 30.06.06	% interest 30.06.05	Consolidation method

Pernod Ricard Philippines Inc	Philippines	100		F.C.
Ballantine’s Polska Sp z.o.o. - Poland	Poland	100		F.C.
ADSW (Romania) SA	Romania	51		F.C.
ADSW Sweden AB	Sweden	100		F.C.
AD Agencies d.o.o. - Slovenia	Slovenia	100		F.C.
Allied Domecq Retailing Sweden	Sweden	100		F.C.
AD Istanbul Dom. and Foreign Trade Ltd	Turkey	100		F.C.

NOTE 24 – EXPLANATORY NOTES REGARDING THE TRANSITION TO IFRS AT 30 JUNE 2005

1. IFRS Income Statement

The table below is a reconciliation between the consolidated income statement prepared in accordance with accounting principles generally accepted in France (French GAAP) and the consolidated income statement prepared in accordance with IFRS.

In euro million For 12 months	French GAAP – IFRS format 30.06.2005	IFRS Adjustments	IFRS 30.06.2005

Net sales	3,674	(62)	3,611

Cost of sales	(1,256)	(199)	(1,455)
Gross margin	2,418	(261)	2,156

A&P and distribution costs	(981)	238	(743)
Contribution after A&P expenses	1,436	(23)	1,413

Selling, general and administrative expenses	(688)	3	(685)
Operating profit from ordinary activities	748	(20)	729

Other operating income and expenses	16	—	16
Operating profit	765	(20)	745

Financial income (expense) from ordinary activities	(98)	—	(98)
Other financial income (expense)	6	4	10
Financial income (expense)	(92)	4	(88)

Income tax	(173)	10	(163)
Net profit from continuing operations	499	(6)	493

Share of net profit/(loss) of associates	—	—	—
Goodwill amortisation	(15)	15	—
Net profit	484	9	493

Net profit attributable to minority interests	(9)	—	(9)
Net profit attributable to equity holders of the parent	475	9	484

Earnings per share
Net earnings per share – basic	6.82		7.55
Net earnings per share- diluted	6.44		6.81

Breakdown provided in the detailed IFRS reconciliation table in appendix 1.

2. IFRS balance sheet (2)

The table below is a reconciliation between the consolidated balance sheet under French GAAP and the IFRS consolidated balance sheet.

Assets

In euro million	French GAAP Net 01.07.2004	IFRS reclassifications and adjustments Net	IFRS Net 01.07.2004	IFRS Net 30.06.2005

Non-current assets
Intangible assets	2,007	(30)	1,978	1,993
Goodwill	193	35	228	217
Property, plant & equipment	824	(13)	811	853
Biological assets	—	17	17	19
Non-current financial assets	138	(14)	124	80
Deferred tax assets	320	14	334	354

Non-current assets	3,482	10	3,492	3,515

Current assets
Inventories	2,163	6	2,169	2,179
Operating receivables and other receivables	931	(14)	917	1,178
Other financial assets	175	(131)	44	10
Cash and cash equivalents	120	(2)	118	125
Bond redemption premiums	35	(35)	—	—

Current assets	3,424	(177)	3,247	3,493

Total assets	6,906	(167)	6,739	7,007

(2) Breakdown of the IFRS consolidated balance sheet in appendices 5 and 6.

Liabilities and shareholders’ equity

In euro million	French GAAP Net 01.07.2004	IFRS reclassifications and adjustments Net	IFRS Net 01.07.2004	IFRS Net 30.06.2005

Share capital	219	—	219	219
Additional paid-in capital	38	—	38	38
Retained earnings and currency translation adjustments	2,389	(536)	1,853	1,789
Net profit attributable to equity holders of the parent	169	—	169	484
Shareholders’ equity attributable to equity holders of the parent	2,814	(536)	2,278	2,530

Minority interests	28	1	29	35
of which profit attributable to minority interests	4	—	4	9

Total shareholders’ equity	2,842	(535)	2,307	2,565

Non-current provisions	464	(120)	344	367
Deferred tax liabilities	121	421	541	551
Convertible bonds	548	(64)	484	502
Non-current derivative instruments	—	(4)	(4)	(2)
Other non-current financial liabilities	955	2	957	509
Non-current financial liabilities	1,503	(67)	1,436	1,009

Total non-current liabilities	2,088	234	2,322	1,927

Current provisions	—	119	119	121
Operating payables	892	88	980	934
Other operating payables	155	(83)	72	177
Other current financial liabilities	929	—	929	1,270
Current derivative instruments	—	10	10	13

Total current liabilities	1,976	134	2,110	2,514

Total liabilities and shareholders’ equity	6,906	(167)	6,739	7,007

(2)	Breakdown of the IFRS consolidated balance sheet in appendices 5 and 6.

Reconciliation table between shareholders’ equity attributable to equity holders of the parent under French GAAP and IFRS from 1 July 2004 to 30 June 2005:

In euro million	01.07.2004	Net profit	Currency translation adjustment	Changes to retained earnings	30.06.2005

Movements from the previous balance sheet date under French GAAP	2,814	475	50	(238)	3,101

Adjustments IAS 32 – Elimination of treasury shares	(147)	—	—	(42)	(189)
Adjustments IAS 12 – Deferred tax on brands	(384)	2	(2)	3	(380)
Adjustments IFRS 2 – Share-based payments	—	(14)	—	14	—
Adjustments IFRS 3 – Goodwill amortisation	—	14	(10)	—	4
Adjustments IAS 32/39 – OCEANEs	32	(7)	—	—	24
Adjustments IAS 32/39 – Other	(13)	7	—	(9)	(15)
Other IFRS adjustments	(1)	(1)	—	—	(1)
Tax impact of IFRS adjustments	(23)	8	—	2	(13)

Movements from the previous balance sheet date under IFRS	2,278	484	38	(271)	2,530

3. Context of the publication

Pursuant to European Regulation n° 1606/2002, adopted on 19 July 2002, companies listed on a regulated stock market of a European Member State must prepare their consolidated financial statements according to the International Accounting Standards adopted by the European Union (IAS or IFRS – International Financial Reporting Standards, the new name for IAS as of May 2002), for all financial years starting on or after 1 January 2005.

Pursuant to a resolution of the combined Shareholders Meeting of 17 May 2004, the accounting period was extended for six months, and ended 30 June 2005. Subsequent accounting periods have an opening date of 1 July and a closing date of 30 June. As a result, the Group’s consolidated financial statements for the period 1 July 2005 through 30 June 2006 are prepared according to these standards, which also calls for a comparison of this period with the financial statements for the period 1 July 2004 through 30 June 2005 (hereafter referred to as “the Period”) prepared according to the same standards. In order to publish this comparative information, the Group has prepared an opening balance sheet at 1 July 2004, which is the baseline for application of IFRS. The impacts of transition are recognised in opening shareholders’ equity. In accordance with the French Financial Markets Authority’s (AMF) recommendation relating to financial communications during the transition period, the Pernod Ricard Group decided to present herein the quantitative impact of the transition to IFRS on the financial statements for the period 1 July 2004 – 30 June 2005.

This financial information on the expected quantitative impact of the transition to IFRS has been prepared by applying to the data for the Period the IFRS standards and interpretations that the Group considers it will have to apply in preparing its comparative consolidated financial statements for the period ended 30 June 2005. The basis of preparation of this financial information as described in the notes hereto thus derives from:

•	IFRS standards and interpretations mandatorily applicable at 30 June 2005, to the extent that they are known to date;
•	IFRS standards and interpretations mandatorily applicable after 2005, which the Group decided to adopt early;
•

the outcome that the Group expects to the technical questions and drafts currently being discussed by the IASB and IFRIC and which could become applicable at the time of publication of the consolidated financial statements for the 2005 financial year;

•	options retained and exemptions used which are those that the Group will likely retain in preparing its first IFRS consolidated financial statements in 2005.

4. First-time application options

IFRS 1 (First-time adoption of international financial reporting standards), allows a first-time adopter to depart from certain IFRS standards (mainly to avoid retrospective application of certain standards). The Group has examined all possible accounting treatments and has chosen to opt for the following exemptions:

4.1. BUSINESS COMBINATIONS

The Group has elected not to retrospectively apply IFRS 3 for acquisitions completed before 1 July 2004.

4.2. CURRENCY TRANSLATION ADJUSTMENT

The Group has retained the option offered by IFRS 1 of resetting exchange rate differences previously recalculated upon the translation of the financial statements of foreign subsidiaries into euros to nil. An amount of €176 million has been reclassified from translation adjustment reserves to consolidated reserves at 1 July 2004. This reclassification has no impact on shareholders’ equity.

4.3. INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

The Group used the option of measuring certain intangible assets and property, plant and equipment at fair value in the opening balance sheet. This option was used as an exception and for immaterial amounts.

4.4. FINANCIAL INSTRUMENTS
(AMENDED VERSIONS OF IAS 32 & 39)

The Group has applied the amended versions of IAS 32 and IAS 39 as from 1 July 2004.

4.5. SHARE-BASED PAYMENTS (IFRS 2)

The Group has applied this standard as from 1 July 2004 to all instruments granted after 7 November 2002 and not yet vested at 1 July 2004.

The Group has not retained the other exemptions allowed by IFRS 1.

5. Differences between the standards applied by the Group (French GAAP) and international standards (IAS/IFRS)

NOTE 1. IAS 18 - REVENUE

1. A&P expenses

In the consolidated financial statements prepared according to French GAAP, costs for services rendered paid by the Group to its distributors are generally recorded as promotional costs, included under the A&P expenses caption.

Pursuant to IAS 18 (revenue), certain costs for services rendered in connection with sales, such as advertising programmes in conjunction with distributors, listing costs for new products and promotional activities at point of sale, are deducted directly from sales if there is no separately identifiable service whose fair value can be reliably measured.

In the financial statements prepared according to IFRS, revenues and A&P expenses are consequently both reduced by approximately €247 million (Appendix 2) for the Period. This reclassification has no impact on operating profit or on net profit.

2. Duties

Pursuant to IAS 18, the Group has reclassified €181 million (Appendix 2) to cost of sales from sales for the Period, relating to the treatment of certain import duties in Asia, which are presented under French GAAP as a deduction from sales (excl. tax and duties). As these duties are not specifically re-billed to customers (as are Social Security stamps in France, for example), IAS 18 requires that they be classified under “cost of sales”.

3. Discounts

Pursuant to IAS 18, early payment discounts are not considered to be financial transactions, but are rather accounted for as a deduction from sales (excl. tax and duties). The Group has reclassified an amount of €9 million (Appendix 2) for the Period from financial expense to a deduction from net sales.

NOTE 2. EXCEPTIONAL INCOME/EXPENSE

Pursuant to IAS 1 (Presentation of Financial Statements), exceptional items are included within operating profit and are presented under a separate income statement caption entitled “Other operating income and expenses”.

NOTE 3. IAS 12 - INCOME TAXES

1. Deferred tax on brands

Pursuant to paragraph 313 of regulation 99-02, deferred tax is not recognised, in consolidated financial statements prepared under French GAAP, on brands acquired through business combinations. IAS 12, Income Taxes, does not allow such an exemption with regard to the non-recognition of deferred taxes on brands. From 1 July, 2004, deferred tax liabilities are therefore recognised based on the difference between the book and tax values of brands. This results in an increase in long term deferred tax liabilities of €384 million (Appendix 5) at 1 July 2004, with a corresponding reduction in shareholders’ equity in the same amount. The same adjustment at 30 June 2005 amounts to €380 million (Appendix 6).

2. Tax effect of other IFRS adjustments

At 1 July 2004, the Group recorded through shareholders’ equity €23 million (Appendix 5) of deferred tax on all other IFRS adjustments as a result of temporary difference between the book value and tax value of assets and liabilities, with a corresponding adjustment being recorded to shareholders’ equity. At 30 June 2005, the tax effect of other IFRS adjustments was €10 million for the Period, of which €8 million was recognised in the income statement and €2 million is recognised directly in equity.

NOTE 4. IAS 32/39 - FINANCIAL INSTRUMENTS

1. Compound instruments - OCEANE bonds

In accordance with the amended version of IAS 32 Financial Instruments: presentation and disclosure, if a financial instrument includes different components, certain of which have the characteristics of debt instruments and others which are equity instruments, the issuer must classify these different components separately from each other. Thus, a single instrument must, if applicable, be partly recognised within financial liabilities and partly within equity. This category of instruments includes financial instruments that create a liability for the issuer and that grant an option to the holder of the instrument to convert it into an equity instrument of the issuer. When the nominal amount of a compound financial instrument is allocated to its equity and liability components, the equity component is equal to the difference between the nominal value of the instrument and the debt component. The debt component is calculated as the market value of a similar liability that does not have an associated equity component.

Pernod Ricard issued €488,749,999 of debt, comprised of 4,567,757 bonds convertible into new shares and/or exchangeable for existing shares (OCEANE) with a nominal value per unit of €107 with dividend rights from 13 February 2002. The duration of this debt is 5 years and 322 days from 13 February 2002. Thus, normal repayment will be made in full on 1 January 2008, through redemption at a price of €119.95 per OCEANE bond (being a conversion rate of €95.96 following the allocation of bonus shares, which took place in 2003 as described below). OCEANE bonds bear interest at 2.50% per year, payable in arrears on 1 January each year.

Main characteristics of OCEANE bonds:

•	Deadline for exercising the option to convert or exchange OCEANE bonds: from 13 February 2002 until the 7th business day preceding the redemption date;
•

Following the capital increase on 14 February 2003 by incorporation of reserves and creation of new shares in the ratio of one new bonus share for each four existing shares, the attribution ratio of OCEANE bonds was adjusted. As a result, a bond is now convertible and/or exchangeable for 1.25 Pernod Ricard shares;

•

At 30 June 2005, 4,567,614 OCEANE bonds remained outstanding and give a right to conversion or exchange into 5,709,518 Pernod Ricard shares (after the adjustment resulting from the increase in capital with effect from 14 February 2003).

At 1 July 2004, the retrospective application of the amended version of IAS 32 to the OCEANE bonds issued by the Group has a positive pre-tax impact on consolidated shareholders’ equity of €32 million (Appendix 5). Furthermore, financial expense relating to OCEANE bonds, and calculated according to the effective interest rate method, increased by €7 million for the Period (Appendix 3).

Early conversion of OCEANE bonds

The early conversion of the OCEANEs which took place after the balance sheet date is considered by IFRS as an ‘induced conversion’. Consequently, compensation on conversion (€16.1 million) and the conversion premium (€20.5 million) are treated as forced conversion penalties and will be recognised in the income statement for the financial year beginning 1 July 2005. The section below provides the debt/equity breakdown of the OCEANE bonds at subscription on 13 February 2002, then indicates the impact of an early conversion on shareholders’ equity, non-current financial liabilities and net profit in the IFRS accounts at 30 June 2005 (excluding the impact of the compensation on conversion and the conversion premium).

Reminder of initial accounting for the OCEANEs on 13 February 2002:
Equity component:		€45 M
Debt component:		€444 M
Impact on shareholders’ equity:
Shareholders’ equity at 30 June 2005 before conversion:		€2,565 M
Increase in shareholders’ equity following conversion:	€	+502 M
Shareholders’ equity at 30 June 2005 after conversion:		€3,067 M
Impact on non-current financial liabilities:
Net debt at 30 June 3005 before conversion:		€2,289 M
OCEANE bonds conversion:		€-502 M
Net debt at 30 June 2005 after conversion:		€1,787 M
Impact on net profit attributable to equity holders of the parent:
Net profit attributable to equity holders of the parent at 30 June 2005 before conversion:		€484 M
OCEANE bonds conversion:	€	+19 M
Net profit attributable to equity holders of the parent at 30 June 2005 after conversion:		€503 M

2. Derivative instruments and application of the amortised cost method

In the consolidated financial statements prepared under French GAAP, interest rate and foreign currency derivative instruments qualifying as hedges are accounted for as off-balance sheet items. Losses or gains on these derivative instruments are deferred until such time at which the hedged item is itself recognised in profit and loss.

In application of the amended version of IAS 39, Financial instruments: Recognition and Measurement, all derivative instruments must be reflected on the balance sheet at their fair value.

If the derivative instrument is designated as a fair value hedge, changes in value of the derivative instrument and the hedged item are recorded in profit and loss in the same period.

If the derivative instrument is designated as a cash flow hedge, the change in value of the effective portion of the derivative is recorded in shareholders’ equity. It is recognised in profit and loss when the hedged item itself is recorded in profit and loss. However, changes in value of the ineffective portion of the derivative are recognised directly in profit and loss.

Furthermore, interest-bearing financial assets and liabilities are reflected at historical cost on the consolidated balance sheet, in some cases after taking into account a provision for impairment losses on assets. The financial income and expense relating to these assets and liabilities are calculated on the basis of their nominal interest rate, issuance costs incurred being recognised in assets on the balance sheet and amortised over the life of the instruments.

The amended version of IAS 39 requires that certain financial assets and liabilities be recognised in accordance with the amortised cost method, based on the effective interest rate. This calculation includes all the costs and commissions provided for between the contracting parties. Under this method, costs directly attributable to the acquisition of financial liabilities are recognised in profit and loss based on the effective interest rate.

At 1 July 2004, recognition of derivative instruments on the balance sheet at fair value and the application of the amortised cost method had a negative pre-tax impact on consolidated shareholders’ equity of €13 million (Appendix 5).

Furthermore, profit before tax recognised in respect of derivative instruments and the application of the amortised cost method amounts to €7 million for the Period.

The same adjustment at 30 June 2005 had a negative impact for the Period of €2 million, broken down into a positive impact of €7 million on profit and a negative impact of €9 million recognised directly in reserves (Appendices 3 and 6).

3. Financial Assets

In accordance with French GAAP, and as described in the notes to the consolidated financial statements, the Group measures its marketable securities at the lower of historical cost and net realizable value. All unrealized losses are recorded in the income statement for the period. French GAAP does not allow these securities to be measured at fair value.

Under the amended version of IAS 39, marketable securities must be classified into three categories:

•	held-for-trading (securities acquired and held principally for the purpose of resale within the near term);
•	held-to-maturity (securities providing rights to fixed and determinable payments and with fixed maturity that the Group has the positive intention and ability to hold to maturity);
•

available-for-sale financial assets (all securities not classified in one of the two previous categories). The majority of securities held by the Group are classified in the available-for-sale category and unrealised gains and losses are recognised directly in equity.

At 1 July 2004, the positive difference between the carrying amount of securities and their recoverable amount was €7 million, with a corresponding increase in shareholders’ equity (Appendix 5).

At 30 June 2005, the same adjustment has a positive impact of €3 million on shareholders’ equity following disposals made during the Period (Appendix 6).

4. Treasury Shares

In accordance with French GAAP and as described in the notes to the consolidated financial statements, treasury shares intended to cover share purchase option plans granted to employees are classified as marketable securities (classified within ‘Cash and cash equivalents’). Other treasury shares are recognised as a reduction in shareholders’ equity at their acquisition cost.

Under French GAAP, an impairment loss is recognised in the income statement for unrealised losses on shares classified as marketable securities. Reversals of impairment losses due to increases in the share price, are recognised as financial income or expense.

At 1 July 2004, Pernod Ricard SA held 2,290,002 treasury shares classified as marketable securities at a cost of €127 million (Appendix 5). Furthermore, SIFA, an equity accounted company, held 7,215,373 Pernod Ricard shares, with the Group’s proportionate share of SIFA’s Pernod Ricard shares amounting to €20 million (Appendix 5).

Under IFRS, treasury shares are recognised on acquisition as a decrease in equity and changes in value are not recognised. When treasury shares are disposed of, the total difference between their acquisition cost and their fair value at the date of disposal is generally recognised as a change in shareholders’ equity.

At 1 July 2004, the impact on the shareholders’ equity attributable to equity holders of the parent is a reduction of €147 million (Appendix 5) relating to both the reclassification of treasury shares treated as marketable securities under French GAAP and a reduction in the amount of investment accounted for under the equity method in respect of the shares held by SIFA.

The same adjustment at 30 June 2005 amounts to €189 million (Appendix 6).

NOTE 5. IFRS 3 - VALUATION OF GOODWILL AND INTANGIBLE ASSETS

In the consolidated financial statements prepared under French GAAP, brands of acquired companies which were separately identified at the time of acquisition are not systematically amortised, and goodwill is systematically amortised over a timeframe which reflects, as reasonably as possible, the assumptions retained, objectives fixed and outlook envisaged at the point of acquisition. Brands and goodwill are subject to impairment testing at least once a year. Exceptional impairment is recognised when their recoverable amount becomes permanently less than their book value.

Pursuant to IFRS 3, Business combinations and the amended version of IAS 38, Intangible Assets, goodwill and intangible assets with indefinite useful lives may not longer be amortised but should be subject to impairment tests at least once a year.

Consequently, the goodwill amortisation expense recognised in the consolidated income statement prepared under French GAAP (€14 million (Appendix 1) in the Period) is cancelled in the financial statements prepared under IFRS.

NOTE 6. IFRS 2 - SHARE-BASED PAYMENTS

In the consolidated financial statements prepared under French GAAP, stock options are not measured and have no impact on the consolidated income statement.

Pursuant to IFRS 2, Share-based Payments, stock options granted to employees must be measured at fair value, the fair value being recognised in the income statement over the period during which rights vest with the employee. The fair value of options has been determined using the binomial valuation model, using management assumptions.

The Group has measured all options which were not vested at 1 July 2004 and had been granted after 7 November 2002, the date from which the granting of options must be treated in accordance with IFRS 2.

At 1 July 2004, the application of IFRS 2 has no impact on the consolidated balance sheet or on shareholders’ equity attributable to equity holders of the parent.

Furthermore, the total expense recognised for the Period in respect of stock options amounts to €14 million (Appendix 1), with a corresponding off-set entry being recorded in shareholders’ equity.

NOTE 7. IAS 41 – AGRICULTURE

This standard sets out the accounting treatment of operations involving biological assets (for example, vineyards) destined for sale or for agricultural produce (for example, grapes).

IAS 41 was specifically adapted to the accounting treatment of vineyards and grapes, which constitute the principal agricultural activities of the Pernod Ricard Group.

A similar accounting treatment applies, however, to other biological assets (for example, agave fields).

In the consolidated financial statements prepared under French GAAP, biological assets, with the exception of land, are valued at historical cost and depreciated over their useful economic lives. Their production (harvest) is valued at production cost.

IAS 41 requires that biological assets and their production (harvests) be recognised at fair value in the balance sheet, after deducting estimated costs of sale, as from the date at which it is possible to obtain a reliable estimate of price, for example by reference to an active market. Changes in fair value are recognised in profit and loss.

At 1 July 2004, pursuant to IAS 41, the Group reclassified €15 million of property, plant and equipment as biological assets and increased the value of its vineyards held in the its ‘Wine’ operations, mainly in Australia and France, by €2 million.

Furthermore, changes in fair value of €0.4 million were recognised in profit and loss for the Period.

NOTE 8. APPENDICES

Appendix 1. Income Statement Transition Table

The table below is a reconciliation of the consolidated income statement prepared in accordance with French GAAP and the consolidated income statement prepared in accordance with IFRS:

12 months	French GAAP IFRS Format	IFRS reclassifications and adjustments						IFRS

In euro million	30.06.2005	IAS 18	IAS 32/39	IFRS 2	Goodwill amortisation	Others	IFRS Adjustments	30.06.2005

Net sales	3,674	(62)	—	—	—	—	(62)	3,611

Cost of sales	(1,256)	(199)	—	—	—	—	(199)	(1,455)
Gross margin	2,418	(262)	—	—	—	—	(261)	2,156

A&P and distribution costs	(981)	238	—	—	—	—	238	(743)
Contribution after A&P expenses	1,436	(24)	—	—	—	1	(23)	1,413

Selling, general and administrative expenses	(688)	15	(1)	(14)	—	4	3	(685)
Operating profit from ordinary activities	748	(9)	(1)	(14)	—	4	(20)	729

Other operating income and expenses	16	—	—	—	(1)	1	—	16
Operating profit	765	(9)	(1)	(14)	(1)	5	(20)	745

Financial income (expense) from ordinary activities	(98)							(98)
Other financial income (expense)	6	9	1	—	—	(6)	4	10
Financial income (expense)	(92)	9	1	—	—	(6)	4	(88)

Income tax	(173)	—	1	—	—	10	10	(163)
Net profit from continuing operations	499	—	—	(14)	(1)	9	(6)	493

Share of net profit/(loss) of associates	—	—	—	—	—	—	—	—
Goodwill amortisation	(15)	—	—	—	15	—	15	—
Net profit	484	—	—	(14)	14	9	9	493

Net profit attributable to minority interests	(9)	—	—	—	—	—	—	(9)

Net profit attributable to equity holders of the parent	475	—	—	(14)	14	9	9	484

Earnings per share
Net earnings per share-basic	6.82							7.55
Net earnings per share-diluted	6.44							6.86

Appendix 2. IAS 18

12 months	Reclassifications on application of IAS 18 Revenue

In euro million	A & P expenses	Duties	Discounts	Services	Total

Net sales	(247)	181	(9)	13	(62)

Cost of sales	—	(181)	—	(18)	(199)
Gross margin	(247)	—	(9)	(5)	(262)

A&P and distribution costs	238	—	—	—	238
Contribution after A&P expenses	(9)	—	(9)	(5)	(24)

Selling, general and administrative expenses	9	—	—	5	15
Operating profit from ordinary activities	—	—	(9)	—	(9)

Other operating income and expenses	—	—	—	—	—
Operating profit	—	—	(9)	—	(9)

Financial income (expense) from ordinary activities					—
Other financial income (expense)	—	—	9	—	9
Financial income (expense)	—	—	9	—	9

Income tax	—	—	—	—	—
Net profit from continuing operations	—	—	—	—	—

Share of net profit/(loss) of associates	—	—	—	—	—
Goodwill amortisation	—	—	—	—	—
Net profit	—	—	—	—	—

Net profit attributable to minority interests	—	—	—	—	—

Net profit attributable to equity holders of the parent	—	—	—	—	—

Appendix 3. IAS 32/39

12 months	Adjustments on application of IAS 32/39 Financial Instruments

In euro million	OCEANE bonds	Others	Total

Net sales	—	—	—

Cost of sales	—	—	—
Gross margin	—	—	—

A&P and distribution costs	—	—	—
Contribution after A&P expenses	—	—	—

Selling, general and administrative expenses	—	(1)	(1)
Operating profit from ordinary activities	—	(1)	(1)

Other operating income and expenses	—	—	—
Operating profit	—	(1)	(1)

Financial income (expense) from ordinary activities
Other financial income (expense)	(7)	8	1
Financial income (expense)	(7)	8	1

Income tax	3	(2)	1
Net profit from continuing operations	(5)	5	—

Share of net profit/(loss) of associates	—	—	—
Goodwill amortisation
Net profit	(5)	5	—

Net profit attributable to minority interests	—	—	—

Net profit attributable to equity holders of the parent	(5)	5	—

Appendix 4. Key financial indicators

12 months	French GAAP IFRS Format	IFRS Adjustments		IFRS

In euro million	30.06.2005	In euro million	%	30.06.2005

Net sales	3,674	(62)	(1.7)%	3,611
Gross margin	2,418	(261)	(10.8)%	2,156
Gross margin %	65.8%			59.7%

Net sales	3,674	(62)	(1.7)%	3,611
A&P expenses	(830)	238	(28.7)%	(592)
As a % of sales	22.6%			16.4%

Net sales	3,674	(62)	(1.7)%	3,611
Operating profit	748	(20)	(2.6)%	729
As a % of sales	20.4%			20.2%

Appendix 5. Opening consolidated IFRS Balance Sheet

The table below is a reconciliation between the consolidated balance sheet under French GAAP and the consolidated IFRS consolidated balance sheet.

Assets

In euro million	01.07.2004 French GAAP Net	IAS 12	IAS 32 OCEANEs	IAS 32/39 Others	IAS 39 Financial Assets	IAS 32 Treasury shares	Others	IFRS reclassifications & adjustments	IFRS Net 01.07.2004

Non-current assets
Intangible assets	2,007						(30)	(30)	1,978
Goodwill	193						35	35	228
Property, plant & equipment	824						(13)	(13)	811
Biological assets	—						17	17	17
Non-current financial assets	138			—	7	(21)	—	(14)	124
Deferred tax assets	320	14						14	334

Total non-current assets	3,482	14	—	—	7	(21)	9	10	3,492

Current assets
Inventories	2,163						6	6	2,169
Operating receivables and other receivables	931		(3)	(6)			(5)	(14)	917
Other financial assets	175	—	—	(5)		(127)	—	(131)	44
Cash and cash equivalents	120			(2)			(1)	(2)	118
Bond redemption premiums	35		(35)	—			—	(35)	—

Total current assets	3,424	—	(39)	(12)	—	(127)	—	(177)	3,247

Total assets	6,906	14	(39)	(12)	7	(147)	10	(167)	6,739

Liabilities and shareholders’ equity

In euro million	01.07.2004 French GAAP Net	IAS 12	IAS 12	IAS 32 OCEANEs	IAS 32/39 Others	IAS 39 Financial Assets	IAS 32 Treasury shares	Others	IFRS reclassifications & adjustments	IFRS Net 01.07.2004

Share capital	219									219
Additional paid-in capital	38									38
Retained earnings and currency translation adjustments	2,389	(384)	(23)	32	(13)	7	(147)	(8)	(536)	1,853
Net profit attributable to equity holders of the parent	169									169
Shareholder’s equity attributable to equity holders of the parent	2,814	(384)	(23)	32	(13)	7	(147)	(8)	(536)	2,278

Minority interest	28							1	1	29
of which profit attributable to minority interests	4									4

Total shareholders’ equity	2,842	(384)	(23)	32	(13)	7	(147)	(7)	(535)	2,307

Non-current provisions	464							(120)	(120)	344
Deferred tax liabilities	121	384	37						421	541
Convertible bonds	548			(64)	—				(64)	484
Non-current derivative instruments	—				(4)				(4)	(4)
Other non-current financial liabilities	955			(6)				8	2	957
Non-current financial liabilities	1,503	—	—	(71)	(4)	—	—	8	(67)	1,436

Total non-current liabilities	2,088	384	37	(71)	(4)	—	—	(112)	234	2,322

Current provisions								119	119	119
Operating payables	892							88	88	980
Other operating payables	155				(4)			(79)	(83)	72
Other current financial liabilities	929									929
Current derivative instruments					10				10	10

Total current liabilities	1,976	—	—	—	6	—	—	128	134	2,110

Total liabilities and shareholders’ equity	6,906	—	14	(39)	(12)	7	(147)	9	(167)	6,739

Appendix 6. IFRS consolidated Balance Sheet at 30 June 2005

The table below is a reconciliation of the consolidated balance sheet under French GAAP and the consolidated balance sheet under IFRS.

Assets

In euro million	30.06.2005 French GAAP Net	IAS 12	IAS 32 OCEANEs	IAS 32/39 Others	IAS 39 Financial Assets	IAS 32 Treasury shares	Others	IFRS reclassifications & adjustments	30.06.2005 IFRS Net

Non current assets
Intangible assets	2,001						(8)	(8)	1,993
Goodwill	200						17	17	217
Property, plant & equipment	868						(16)	(16)	853
Biological assets	—						19	19	19
Non current financial assets	95			—	3	(21)	2	(16)	79
Deferred tax assets	328	26						26	354

Total non current assets	3,492	26	—	—	3	(21)	14	23	3,515

Current assets
Inventories	2,184						(5)	(5)	2,179
Operating receivables and other receivables	1,174		(2)	(3)			9	4	1,178
Other financial assets	180	—	—	(1)		(169)	—	(169)	10
Cash and cash equivalents	128			(3)			—	(3)	125
Bond redemption premiums	25		(25)	—			—	(25)	—

Total current assets	3,691	—	(28)	(6)	—	(169)	4	(199)	3,493

Total assets	7,183	26	(28)	(6)	3	(189)	18	(176)	7,007

Liabilities and shareholders’ equity

In euro million	30.06.2005 French GAAP Net	IAS 12	IAS 12	IAS 32 OCEANEs	IAS 32/39 Others	IAS 39 Financial Assets	IAS 32 Treasury shares	Others	IFRS reclassifications & restatements	30.06.2005 IFRS Net

Share capital	219									219
Additional paid-in capital	38									38
Retained earnings and currency translation adjustments	2,370	(383)	(21)	32	(22)	3	(189)	—	(580)	1,789
Net profit attributable to equity holders of the parent	475	2	8	(7)	7			(1)	9	484
Shareholder’s equity attributable to equity holders of the parent	3,101	(380)	(13)	24	(15)	3	(189)	(1)	(571)	2,530

Minority interest	34							—	—	35
of which profit attributable to minority interests	9							—	—	9

Total shareholders’ equity	3,135	(380)	(13)	24	(15)	3	(189)	—	(571)	2,565

Non current provisions	488							(121)	(121)	367
Deferred tax liabilities	131	380	40						420	551
Convertible bonds	548			(46)	—				(46)	502
Non current derivative instruments	—				(2)				(2)	(2)
Other non current financial liabilities	504			(6)	1			10	4	509
Non-current financial liabilities	1,052	—	—	(52)	(1)	—	—	10	(43)	1,009

Total non current liabilities	1,672	380	40	(52)	(1)	—	—	(111)	255	1,927

Current provisions								121	121	121
Operating payables	907							28	28	934
Other operating payables	198				(2)			(19)	(22)	177
Other current financial liabilities	1,271								—	1,271
Current derivative instruments					13				13	13

Total current liabilities	2,376	—	—	—	10	—	—	129	139	2,514

Total liabilities and shareholders’ equity	7,183	(—)	26	(28)	(6)	3	(189)	18	(176)	7,007

Statutory Auditors’ Report

on the Consolidated Financial Statements

Financial year ended 30 June 2006

In our capacity as Statutory Auditors, we have audited the accompanying consolidated financial statements of Pernod Ricard SA for the year ended June 30, 2006.

These consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit. These financial statements have been prepared for the first time in accordance with IFRS as adopted by the European Union. They include comparative figures for the financial year ended 30 June 2005 which have been restated in accordance with the same accounting standards.

Opinion on the consolidated financial statements

We conducted our audit in accordance with the professional standards applicable in France; those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall consolidated financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements for the year give a true and fair view of the assets, liabilities, financial position and results of the consolidated group of entities in accordance with IFRS as adopted by the European Union.

Justification of assessments

In accordance with the requirements of article L.823-9 of the French Commercial Code relating to the justification of our assessments, we bring to your attention the following matters:

As stated in note 1.6 to the consolidated financial statements, your company’s management makes a certain number of estimates and assumptions in preparing its financial statements. The note also states that certain circumstances could lead to changes in these estimates and that actual outcomes could be different. These material accounting estimates concern goodwill and intangible assets, provisions for pensions and other long-term employee benefits, deferred taxes and provisions.

In accordance with the auditing standard in respect of accounting estimates, we notably performed the following work:

•

as regards the assets referred to above, we assessed the data and assumptions on which the estimates are based, particularly the cash flow forecasts prepared by the Company’s operational management teams, reviewed the calculations performed by the company, evaluated the principles and methods used to determine fair values, compared the accounting estimates made in prior years with corresponding outcomes and reviewed the procedure under which these estimates are approved by management;

•

as regards provisions, we assessed the bases on which these provisions were recognised, reviewed disclosures concerning risks in the notes to the consolidated financial statements and reviewed the procedure under which these estimates are approved by management.

The assessments were thus made in the context of the performance of our audit of the consolidated financial statements taken as a whole and therefore contributed to the formation of our audit opinion expressed in the first part of this report.

Specific verification

In accordance with professional standards applicable in France, we have also verified the information given in the group management report. We have no matters to report regarding its fair presentation and conformity with the consolidated financial statements.

Neuilly-sur-Seine and La Défense, 6 October 2006

The Statutory Auditors

DELOITTE & ASSOCIÉS		MAZARS & GUÉRARD
Alain Pons	Alain Penanguer	Frédéric Allilaire

Parent Company Financial Statements

223	Parent Company Financial Statements
223	Pernod Ricard SA Income Statement
224	Pernod Ricard SA Balance Sheet
226	Pernod Ricard SA Cash Flow Statement
227	Analysis of the results of Pernod Ricard SA Parent Company
229	Notes to the financial statements of Pernod Ricard SA
238	Results of the last five financial years
239	Dividends distributed during the last five financial years
239	Securities portfolio at 30 June 2006
240	Statutory Auditors’ Report on the annual financial statements
241	Statutory Auditors’ Special Report on regulated agreements

Parent Company

Financial Statements

PERNOD RICARD SA INCOME STATEMENT

For the financial years ended 30 June 2006, 30 June 2005 (18 months and 12 months), 30 June 2004 (12 months) and 31 December 2003 (12 months)

In euro thousand	12 months 30.06.2006	Published 18 months 30.06.2005	Pro forma 12 months 30.06.2005	Pro forma 12 months 30.06.2004 (1)	Published 31.12.2003

Royalties	39,463	59,623	39,867	39,043	37,935
Other income	41,281	34,268	23,854	23,789	23,615
Provision reversals	2,300	4,874	2,599	3,312	1,037
Total operating income	83,044	98,765	66,320	66,144	62,587

External services	(78,352)	(89,124)	(61,685)	(57,362)	(60,545)
Taxes other than income taxes	(2,730)	(6,016)	(3,148)	(5,711)	(4,079)
Personnel expenses	(26,958)	(38,085)	(25,006)	(23,929)	(22,658)
Depreciation, amortisation and allowances to provisions	(5,970)	(8,909)	(6,005)	(6,506)	(5,102)
Other expenses	(632)	(830)	(559)	(558)	(528)
Total operating expenses	(114,642)	(142,965)	(96,403)	(94,066)	(92,912)

Operating loss	(31,598)	(44,200)	(30,083)	(27,922)	(30,325)

Income from investments	219,833	277,799	206,102	227,881	297,908
Other interest and similar income	77,692	12,072	7,215	8,847	7,973
Provision reversals	4,809	5,577	682	6,376	6,837
Foreign exchange gains	84,994	27,983	24,823	(1,724)	392
Total financial income	387,329	323,431	238,823	241,380	313,110

Allowances to provisions	(6,032)	(21,126)	(11,527)	(12,584)	(14,641)
Interest and similar expenses	(203,868)	(31,659)	(21,300)	(21,667)	(22,267)
Foreign exchange losses	(83,588)	(399)	(298)	4,281	(2,230)
Total financial expenses	(293,489)	(53,185)	(33,125)	(29,970)	(39,138)

Net finance income	93,840	270,246	205,697	211,410	273,972

Profit before tax and exceptional items	62,242	226,047	175,614	183,488	243,647

Exceptional items	(15,941)	(66,440)	(65,083)	(19,877)	(10,242)

Profit before tax	46,302	159,607	110,532	163,611	233,405

Income tax (credit)	9,892	18,099	6,860	21,083	15,611

Net profit	56,194	177,706	117,392	184,694	249,016

(1) Unaudited accounts.

PERNOD RICARD SA BALANCE SHEET

For the financial years ended 30 June 2006 (12 months), 30 June 2005 (18 months) and 31 December 2003 (12 months)

Assets

In euro thousand	Notes	Gross value 30.06.2006	Depreciation, amortisation & provisions	Net value 30.06.2006	Published Net value 30.06.2005	Published Net value 31.12.2003

Intangible assets	2	38,203	(5,321)	32,883	34,974	35,146

Legal goodwill, brands and software		38,203	(5,321)	32,883	34,974	35,146

Property, plant & equipment		12,733	(6,271)	6,462	5,959	6,417

Land		948	—	948	948	948
Buildings		2,259	(1,317)	943	978	1,032
Machinery & equipment		50	(43)	7	13	22
Other property, plant & equipment		9,475	(4,911)	4,564	4,020	4,415

Financial fixed assets	3	7,155,310	(72,208)	7,083,102	1,728,636	1,606,977

Investments		6,484,624	(72,184)	6,412,439	1,369,512	1,295,333
Loans and advances to subsidiaries and associates	4	531,126	(23)	531,102	257,061	310,513
Other loans	4	9	—	9	9	18
Guarantee deposits	4	1,174	—	1,174	1,191	1,113
Treasury shares	4	138,378	—	138,378	100,863	—
Total fixed assets		7,206,247	(83,800)	7,122,447	1,769,570	1,648,540

Advances and supplier prepayments		429	—	429	648	969

Operating receivables	4	6,716	—	6,716	22,618	23,525

Trade receivables		—	—	—	5,839	12,057
Other operating receivables		6,716	—	6,716	16,779	11,468

Sundry receivables	4	251,407	(14,392)	237,015	73,424	394,894

Marketable securities	5	151,149	(654)	150,496	168,505	120,372

Cash		1,582	—	1,582	18	272

Total current assets		411,284	(15,046)	396,238	265,213	540,032

Prepayments	6	5,867	—	5,867	2,910	1,043
Bond redemption premiums	6	—	—	—	25,140	40,225
Deferred expenses	6	49	—	49	118	681
Currency translation adjustment – Asset	6	16,019	—	16,019	4,231	5,316

Total prepayments and deferred expenses		21,935	—	21,935	32,399	47,265

Total assets		7,639,466	(98,846)	7,540,621	2,067,181	2,235,837

Liabilities and shareholders’ equity

In euro thousand	Notes	30.06.2006	Published 30.06.2005	Published 31.12.2003

Share capital	7	291,590	218,501	218,501

Additional paid-in capital		2,539,287	37,712	37,712

Reserves		201,409	401,409	397,039

Legal reserves		21,850	21,850	17,480
Regulated reserves		179,559	379,559	379,559

Other reserves		195,013	—	—

Retained earnings		364,691	425,817	325,568

Net profit		56,194	177,706	249,016

Regulated provisions	9	111	118	129

Interim dividends awaiting appropriation		—	(150,836)	—

Total shareholders’ equity	8	3,648,295	1,110,427	1,227,964

Provisions for contingencies	9	74,604	70,652	64,329

Debt		2,739,538	583,966	663,691

Convertible bonds		—	547,885	547,902
Bank debt	4 and 13	2,708,363	7,569	85,067
Perpetual subordinated notes (T.S.D.I.)	4 and 14	27,038	28,512	30,722
Other debt	4	4,136	—	—
Operating payables	4	92,314	46,912	59,752

Trade payables		71,745	31,137	20,773
Tax and employee-related payables		20,569	15,775	38,979
Sundry payables	4	973,210	240,661	137,610

Other payables		973,210	240,661	137,610

Total debt and payables		3,805,061	871,539	861,053

Deferred income	11	—	12,112	48,157

Currency translation adjustment — Asset	11	12,660	2,450	34,333

Total accruals and deferred income		12,660	14,562	82,490

Total liabilities and shareholders’ equity		7,540,621	2,067,181	2,235,837

PERNOD RICARD SA CASH FLOW STATEMENT

For the financial years ended 30 June 2006 (12 months), 30 June 2005 (18 months) and 31 December 2003 (12 months)

In euro thousands	12 months 30.06.2006	Published 18 months 30.06.2005	Pro forma 12 months 30.06.2005	Pro forma 12 month 30.06.2004(1)	Published 2003

Operating activities
Net profit	56,194	177,706	117,392	184,694	249,016
Depreciation and amortisation	2,251	3,329	2,515	936	1,551
Changes in provisions	5,074	19,993	(8,636)	23,005	2,464
Net (gain)/loss on disposal of assets and other items	(4,643)	(4,174)	—	—	(13,889)

Net cash from operating activities before changes in working capital	58,876	196,854	111,271	208,635	239,142

Decrease/(increase) in working capital	(78,016)	(9,258)	5,431	134,523	107,962

Net cash from (used in) operating activities	(19,140)	187,596	116,702	343,158	347,104

Investing activities
Purchases of property, plant and equipment and intangible assets (net of disposals)	(684)	(2,364)	(1,653)	(1,758)	9,908
Purchases of financial assets (net of disposals)	(5,349,803)	(123,963)	(144,899)	23,831	52,931

Net cash from (used in) investing activities	(5,350,487)	(126,327)	(146,552)	22,073	62,839

Financing activities
OCEANE issue		—		—	—
Capital increase	2,514,029	(4,987)	(4,987)	—	—
Dividends paid (including related tax)	(91,519)	(290,246)	(143,613)	(169,305)	(117,416)

Net cash from (used in) financing activities	2,422,510	(295,233)	(148,600)	(169,305)	(117,416)

Change in net debt	(2,947,117)	(233,964)	(178,450)	195,926	292,527

Net debt at beginning of period	(382,267)	(148,303)	(203,817)	(399,743)	(440,830)
Net debt at end of period	(3,329,384)	(382,267)	(382,267)	(203,817)	(148,303)

Note: presentation of cash flow statement

Changes in net debt comprise changes in both debt and cash and cash equivalents. Net debt is broken down as follows:

In euro thousand	12 months 30.06.2006	Published 18 months 30.06.2005	Pro forma 12 months 30.06.2005	Pro forma 12 month 30.06.2004(1)	Published 2003

OCEANE	—	(488,733)	(488,733)	(488,750)	(488,750)
Bank and other debt	(2,739,537)	(36,081)	(36,081)	(108,555)	(115,789)
Net balance on current account with Pernod Ricard Finance	(742,578)	(27,064)	(27,064)	265,056	333,412
Marketable securities	151,149	169,593	169,593	128,392	122,552
Cash	1,582	18	18	40	272

Net debt at end of financial year	(3,329,384)	(382,267)	(382,267)	(203,817)	(148,303)

(1)	Unaudited accounts.

ANALYSIS OF THE RESULTS OF PERNOD RICARD SA PARENT COMPANY

Relations between the Parent Company and its subsidiaries

The main role of Pernod Ricard SA, the Group’s Parent Company, is to carry out general interest and coordination activities in the areas of strategy, financial control of subsidiaries, acquisitions, marketing, development, research, human resources and communications. Pernod Ricard SA’s financial relations with its subsidiaries mainly involve billing of royalties for the operation of brands owned by Pernod Ricard SA, rebilling for purchases of advertising space, and the receipt of dividends.

Change of balance sheet date

In application of a resolution of the Combined Shareholders’ Meeting of 17 May 2004, the Company’s financial year commences on July 1st and the year end is June 30th. The previous financial year was extended by six months and thus started on 1 January 2004 and closed on 30 June 2005 (duration of 18 months).

Pro forma financial statements were prepared for the 12-month period from 1 July 2003 to 30 June 2004 and for the 12-month period from 1 July 2004 to 30 June 2005 in order to enable comparison between the financial years. These financial statements are unaudited.

Highlights of the year

ACQUISITION OF ALLIED DOMECQ

On 26 July 2005, Pernod Ricard Group acquired 100 % of the Allied Domecq Group for an amount of £7.6 billion (€11 billion), paid partly in cash (£6.2 billion) and partly in Pernod Ricard shares (£1.4 billion).

In parallel with the acquisition of Allied Domecq, Pernod Ricard Group disposed of certain assets:

Disposals to Fortune Brands.

The disposal of the following assets, for £2.9 billion (€4.3 billion) occurred between 27 July 2005 and 27 January 2006. The main assets sold to Fortune Brands were:

•	Larios gin, originally owned by the Group;
•

certain Allied Domecq Wine and Spirits brands, in particular the Canadian Club, Courvoisier, Maker’s Mark, Sauza and Laphroaig spirit brands, California wines, including the Clos du Bois brand (excluding Mumm Cuvée Napa), as well as Allied Domecq distribution networks and major local brands in Spain (DYC, Centenario, Castellana, Fundador), in the United Kingdom (Harvey’s, Cockburn’s) and in Germany (Kuemmerling, Jacobi).

Fortune Brands contributed to the Allied Domecq acquisition through the subscription by Fortune Brands of tracker shares in Goal Acquisitions Ltd, the structure holding the Group’s investment in Allied Domecq, for an amount of £2.7 billion. These shares give Fortune Brands a preferential right on distributions made by Goal Acquisitions LTD with respect to profits generated by the management or the conveyance of assets belonging to Fortune Brands. This investment decreased over time as the assets in question were transferred to Fortune Brands between 27 July 2005 and 27 January 2006. Additional consideration of £0.2 billion was paid by Fortune Brands.

Disposal of investment in Britvic Plc

On 14 December 2005, Pernod Ricard Group fully disposed of its investment in Britvic Plc. The Group received consideration of £113.2 million (€167.9 million) upon the IPO of this company. Prior to the disposal, at the end of November 2005, the Group had received an extraordinary dividend of £23.4 million (€34.5 million).

Disposal of Dunkin’ Brands Inc (DBI)

On 12 December 2005, Pernod Ricard Group announced the disposal of DBI to a syndicate of financial investors comprising Bain Capital, The Carlyle Group and Thomas H. Lee Partners. The agreement was finalised on 1 March 2006 for an amount of US$2,424 million (€2,028 million).

Disposal to Campari

On 22 December 2005, the Group signed an agreement for the disposal of the brand, inventories and assets related to Glen Grant whisky for €115 million, as well as the brands and inventories of Old Smuggler and Braemar for €15 million. These transactions were completed during the first quarter of 2006.

Pernod Ricard SA’s investment in Allied Domecq involved holding 19% of GAHL for an amount of €2,028 million on 26 July 2005. These shares were contributed to Lina 3 on 1 August 2005.

CONVERSION/REDEMPTION OF THE OCEANE

On 21 July 2005, the General Meeting of bondholders decided to revise the terms and conditions of these bonds and granted Pernod Ricard an option for early redemption, in exchange for the immediate payment of €3.53 per OCEANE bond. If Pernod Ricard decided to exercise this option, it also was required to pay an additional €4.50 per OCEANE bond presented for conversion.

On 28 July 2005, Pernod Ricard decided to exercise this option with effect on 20 September 2005. Requests for conversion were exercised in respect of 2,716,606 OCEANE bonds on 31 August 2005 and 1,846,874 OCEANE bonds on 9 September 2005. Taking account of the conversion ratio, 3,395,754 Pernod Ricard shares were created on 31 August 2005 and 2,308,584 shares were created on 9 September 2005.

On 20 September 2005, the 4,134 outstanding bonds were redeemed at a unit price of €114.52, increased by the interest of €1.92014 per bond payable for the period between 1 January 2005 and 19 September 2005, being a total of €116.44 per OCEANE bond.

Thus on 20 September 2005, no OCEANE bond remained outstanding.

SIFA

Société Immobilière et Financière pour l’Alimentation (SIFA) was merged into Pernod Ricard on 10 November 2005. The objective of this merger was to simplify the ownership structures of Pernod Ricard. SIFA had owned 7,215,373 Pernod Ricard shares.

This merger led to the issue of the same number of new Pernod Ricard shares, as consideration for the contribution received from SIFA.

The transaction had no impact on the financial position or results of Pernod Ricard, as the share capital increase which took place in order to provide consideration for the net assets contributed by SIFA was immediately offset by a share capital reduction in the same amount.

Results for the 12-month financial year ended 30 June 2006

The commentaries set out hereafter relates to the income statement for the period to 30 June 2006, which covers a 12-month period. It compares these results to the preceding 18-month period ended 30 June 2005 and to the pro forma income statement for the 12 months also ended 30 June 2005.

Operating income, including royalties received in respect of brands owned by Pernod Ricard, amount to €83 million for the period ended 30 June 2006, compared to €98.8 million in 2005 (18 months). This reduction in the level of operating income is linked to the 6-month difference in the length of the two periods, mainly related to brand royalties.

Operating expenses amount to €114.6 million for the period ended 30 June 2006, compared to €143 million in 2005. As against the comparable 12-month period to 30 June 2005 (pro forma), expenses increased by €18.2 million. This arose as a result of the effects of the acquisition of Allied Domecq (fees, banking commissions, etc.).

The operating loss thus declined from €(44.2) million at June 30, 2005 to €(31.6) million at 30 June 2006.

Net finance income amounted to €93.8 million, compared to €270.2 million at June 30, 2005. It is mainly composed of dividends received from subsidiaries and of finance costs related to the syndicated loan financing the acquisition of Allied Domecq.

Profit before tax and exceptional items thus amounted to €62.2 million compared with €226 million previously.

Exceptional items at 30 June 2006 represented a net expense of €15.9 million, mainly related to acquisition costs in respect of Allied Domecq.

Finally, income tax represented a credit (income) of €9.9 million related to the effects of tax consolidation.

In consequence, net profit at 30 June 2006 amounts to €56.2 million

Notes to the financial statements of Pernod Ricard SA

The balance sheet total for the year ended 30 June 2006 amounts to €7,540,620,604. The income statement for the year shows a net profit of €56,193,656. The financial year covered the 12 month period from 1 July 2005 to 30 June 2006.

Notes n°1 to 22 hereafter, which are presented in thousands of euros, form an integral part of the 2005/2006 financial statements.

NOTE 1 – ACCOUNTING POLICIES

The 2006 financial statements were prepared in accordance with the French Generally Accepted Accounting Principles. General accounting principles were applied, in accordance with the prudence principle, using certain assumptions whose objective is to provide a true and fair view of the Company. These assumptions are:

•	going concern;
•	consistency of accounting policies from one financial year to the next (except for the change in accounting policies described in Note 1 below);
•	accruals basis of accounting.

Balance sheet assets and liabilities are measured, depending on the specific items, at their historical cost, contribution cost or market value.

1. Changes in accounting policies and in financial statements presentation

New French accounting regulation on assets:

The entry into force of French accounting regulation CRC 2004-06, CNC 2004-15, relating to the definition, recognition and measurement of assets led Pernod Ricard to change its accounting policy. Pernod Ricard complies with the CNC’s new regulations concerning accounting for costs of research regarding prior use of brand names and costs of brand registration or renewal.

These costs, recognised prior to 1 July 2005 in intangible assets for €1,464 thousands, have been reclassified as a debit to retained earnings. Costs of the 2005/2006 financial year have been recognised as expenses in the year.

Apart from the impact referred to above, the entry into force of French accounting regulation CRC 2004-06, relating to the definition, recognition and measurement of assets and of regulations 2003-07 and 2002-10, relating to amortisation, depreciation and impairment of assets, did not have a significant effect.

2. Intangible assets

The brands arising on the merger of Pernod and Ricard in 1975 and on subsequent mergers are the Company’s main intangible assets.

Computer software is amortised over 1 to 3 years, based on its probable useful life.

3. Property, plant & equipment

Property, plant & equipment is recognised at acquisition cost (purchase price plus ancillary costs, excluding acquisition costs). Depreciation is calculated using the straight-line or reducing balance methods, on the basis of the estimated useful lives of the assets:

Buildings	between 20 and 50 years (straight-line)

Fixtures and fittings	10 years (straight-line)

Machinery and equipment	5 years (straight-line/reducing balance)

Furniture, office equipment	10 years straight-line or 4 years reducing balance

4. Financial fixed assets

The gross value of investments is composed of their acquisition cost, excluding ancillary costs, increased by the impact of legal revaluations where applicable.

If the value in use of the investments is lower than their net book value, a provision is recognised for the difference.

Value in use is determined based on multi-criteria analysis, taking into account the share of the subsidiary’s shareholders’ equity that the investment represents, value based on dividend yield and the financial and economic potential of the subsidiary, with particular reference being made to the market value of its net assets.

The treasury shares caption only includes shares relating to the stock option plans granted to employees during this financial year.

5. Receivables

Receivables are recognised at their nominal value. A provision is recognised in the event that their value at the balance sheet date falls below net book value.

6. Marketable securities

This caption includes the treasury shares acquired in the context of stock option plans granted to employees at 30 June 2005.

In order to provide for the expense associated with the probable exercise of options, a provision is recognised at the balance sheet date if the exercise price set under the plan is less than the purchase price of the shares by Pernod Ricard.

7. Provisions for contingencies

Provisions for contingencies are recognised in accordance with CRC accounting regulation n°2000-06 on liabilities, issued on 7 December 2000.

This accounting regulation provides that a liability is recognised when an entity has an obligation towards a third party and that it is probable or certain that this obligation will cause an outflow of resources to the third party without equivalent consideration being received. A present obligation must exist at the balance sheet date for a provision to be recognised.

8. Translation of foreign currency denominated items

Payables, receivables and cash balances denominated in foreign currencies are translated into euros as follows:

•	translation of all payables, receivables and cash balances denominated in foreign currencies at year end rates;
•	recognition of differences compared to the amounts at which these items were initially recognised as currency translation adjustment assets or liabilities in the balance sheet;
•	recognition of a provision for any unrealised foreign exchange losses, after taking into account the effect of any offsetting foreign exchange hedge transactions.

9. Derivative financial instruments

Differences arising from changes in the value of financial instruments used as hedges are recognised in profit and loss in a manner symmetrical to the manner in which income and expenses relating to the hedged item are recognised.

10. Income tax

Pernod Ricard is subject to the French tax consolidation system defined by the law of 31 December 1987. Under certain conditions, this system allows income taxes payable by profitable companies to be offset against tax losses of other companies. The scheme is governed by Articles 223 A and following of the French Tax Code.

Each company in the tax group calculates and accounts for its tax expense as if it were taxed as a standalone entity.

Pernod Ricard, acting as head of the tax group comprised of itself and its tax consolidated subsidiaries, sent a written notice to the DGE (IFU 1) on 26 March 2004 of the tax group’s decision to change its financial year-end to 30 June instead of 31 December of each year, in accordance with Article 223 A of the French Tax Code as amended by Article 97 of the French 2004 Finance Law.

The effects of tax consolidation are recognised in Pernod Ricard’s financial statements.

NOTE 2 – INTANGIBLE ASSETS

Gross value

In euro thousand	At 01.07.2005	Acquisitions	Disposals	At 30.06.2006

Legal goodwill	915	—	—	915
Brands	34,740	—	(2,139)	32,601
Software	3,962	725	—	4,687

Total	39,617	725	(2,139)	38,203

Amortisation

In euro thousand	At 01.07.2005	Allowances	Reversals	At 30.06.2006

Legal goodwill	(915)	—	—	(915)
Brands	(648)	—	646	(2)
Software	(3,080)	(1,324)	—	(4,404)

Total	(4,643)	(1,324)	646	(5,321)

Disposals, and reversals of accumulated amortisation, in respect of brands relate to the change in accounting policy relating to brand registration costs described in Note 1 for a gross value of €(2,110) thousands and depreciation of €646 thousands.

NOTE 3 – FINANCIAL FIXED ASSETS

Gross value

In euro thousand	At 01.07.2005	Acquisitions	Capital transactions	Disposal	Reclassification	At 30.06.2006

Investments in consolidated entities	1,348,202	2,059,742	2,980,000	—	—	6,387,944
Investments in non-consolidated entities	3,540	—	—	(53)	—	3,487
Other investments	99,139	56	—	(6,323)	—	92,872
Advance on investment	321	—	—	—	—	321

Investments	1,451,202	2,059,798	2,980,000	(6,376)	—	6,484,624
Loans and advances to subsidiaries and associates	257,140	2,059,892	—	(1,785,906)	—	531,126
Other loans	9	—	—	—	—	9
Guarantee deposits	1,191	6	—	(23)	—	1,174
Treasury shares	100,863	37,515	—	—	—	138,378

Total	1,810,405	4,157,211	2,980,000	(1,792,305)	—	7,155,310

Movements in capital transactions and in loans and advances to subsidiaries and other investments mainly relate to the Company’s subsidiary, Comrie Ltd in the context of the acquisition of Allied Domecq.

A total of 266,196 treasury shares were acquired in the context of the June 2006 stock option plan for an amount €37,515 thousand.

Provisions

In euro thousand	At 01.07.2005	Allowance	Reversals	At 30.06.2006

Investments in consolidated entities	(2,752)	—	—	(2,752)
Investments in non-consolidated entities	(2,071)	—	53	(2,018)
Other investments	(76,546)	—	9,453	(67,093)
Advance on investment	(321)	—	—	(321)

Investments	(81,690)	—	9,506	(72,184)
Loans and advances to subsidiaries and associates	(79)	—	56	(23)

Total	(81,769)	—	9,562	(72,207)

Reversals in provisions are mainly related to investments in companies in the Seagram scope.

NOTE 4 – MATURITY OF RECEIVABLES AND PAYABLES

Receivables

In euro thousand	Gross amount	Due in less than one year	Due in more than one year

Loans and advances to subsidiaries and associates	531,126	49,354	481,772
Other loans	9	—	9
Other financial fixed assets	1,174	—	1,174
Treasury shares: Stock option plans	138,378	—	138,378

Receivables and other financial fixed assets	670,687	49,354	621,333
Current assets other than marketable securities and cash	258,553	220,677	37,876

Total	929,240	270,031	659,209

Payables

In euro thousand	Gross amount	Due in less than one year	Due in more than one year	More than 5 years

Convertible bonds	—	—	—	—
Bank debt	2,708,363	3,517	1,880,846	824,000
Perpetual subordinated notes (T.S.D.I.)	27,038	3,214	23,824	—
Other debt	4,136	4,136	—	—
Operating payables	92,314	92,314	—	—
Sundry payables	973,210	4,415	968,794	—
Deferred income	—	—	—	—

Total	3,805,061	107,596	2,873,464	824,000

NOTE 5 – MARKETABLE SECURITIES

In euro thousand	At 01.07.2005		Purchase		Exercise		At 30.06.2006

	Number	Value	Number	Value	Number	Value	Number	Value

Pernod Ricard shares
- gross value	2,302,718	169,556	8,581	830	406,947	19,273	1,904,352	151,113
- impairment	—	(1,051)	—	—	—	(434)	—	(617)
- net value	2,302,718	168,505	8,581	830	406,947	18,839	1,904,352	150,496

Other
- gross value	—	37	—	—	—	—	—	37
- impairment	—	(37)	—	—	—	—	—	(37)
- net value	—	—	—	—	—	—	—	—

Total	2,302,718	168,505	8,581	830	406,947	18,839	1,904,352	150,496

At 30 June 2006, Pernod Ricard treasury shares owned had a value of €295 million (unit market price of €155), representing an unrealised capital gain of €144.7 million.

NOTE 6 – PREPAYMENTS AND DEFERRED CHARGES

In euro thousand	At 01.07.2005	Increase	Decrease	At 30.06.2006

Prepayments	2,910	4,540	(1,583)	5,867
Bond redemption premiums	25,140	—	(25,140)	—
Deferred expenses	118	—	(69)	49
Currency translation adjustment – Asset	4,231	16,018	(4,231)	16,019

Total	32,399	20,558	(31,023)	21,935

The decrease in the bond redemption premium caption is due to the redemption of the OCEANE bonds.

NOTE 7 – COMPOSITION OF SHARE CAPITAL

At 30 June 2006, the Company’s share capital was composed of 94,061,439 shares with a unit par value of €3.10. Total share capital thus amounted to €291,590,460.90.

NOTE 8 – SHAREHOLDERS’ EQUITY

In euro thousand	At 01.07.2005	Appropriation of 2004/2005 net profit	Dividend distribution	Other	Net profit 2006 12 months	At 30.06.2006

Share capital	218,501	—	—	73,089	—	291,590
Additional paid-in capital	37,712	—	—	2,501,575	—	2,539,287
Legal reserve	21,850	—	—	—	—	21,850
Regulated reserves	379,559	(200,000)	—	—	—	179,559
Other reserves	—	195,013	—	—	—	195,013
Retained earnings	425,817	182,693	(242,355)	(1,464)	—	364,691
Net profit	177,706	(177,706)	—	—	56,194	56,194
Regulated provisions	118	—	—	—	(7)	111
Interim dividends awaiting appropriation	(150,836)	—	150,836	—	—	—

Total	1,110,427	—	(91,519)	2,573,200	56,187	3,648,295

The main movements in share capital in the year were as follows:

	Share capital	Additional paid-in capital

Creation of 17,483,811 shares related to the acquisition of Allied Domecq	54,199	1,973,922
Creation of 5,704,338 shares related to the conversion of the OCEANE bonds	17,683	504,589
Creation of 389,209 shares related to stock option plans	1,206	23,064

The decrease of €1,464 thousand in retained earnings is related to the change in accounting policy in respect of brand registration costs described in note 1.

NOTE 9 – PROVISIONS

In euro thousand	At 01.07.2005	Increases in the year	Reversals on use	Reversals of unused provisions	At 30.06.2006

Regulated provisions
Special revaluation provision	118	—	(7)	—	111

Total 1	118	—	(7)	—	111

Provisions for contingencies
Provision for foreign exchange losses	3,501	5,015	(3,501)	—	5,015
Other provisions for contingencies	37,190	3,627	—	—	40,817
Provisions for contingencies	3,853	—	(2,093)	(299)	1,461
Provisions for pensions and other long-term employee benefits	26,108	3,503	(2,300)	—	27,311

Total 2	70,652	12,145	(7,894)	(299)	74,604

Provisions for impairment
On property, plant & equipment	915	—	—	—	915
On financial fixed assets	81,769	—	(9,561)	—	72,208
On sundry receivables	12,829	3,535	(1,972)	—	14,392
On marketable securities	1,088	—	(434)	—	654

Total 3	96,601	3,535	(11,967)	—	88,169

Overall total	167,371	15,680	(19,868)	(299)	162,884

Provisions for contingencies

•

Other provisions for contingencies are primarily in respect of exceptional restructuring costs in respect of the Seagram distribution network jointly acquired with Diageo. Allowances to, and reversals of, provisions in the year relate to the liquidation of Seagram group companies.

•	Provisions for contingencies relate to provisions in respect of tax audits of prior years. The reversal on use of €2 million corresponds to payments made during the year.
•	Provisions for pensions and other long-term employee benefits are presented below:

DESCRIPTION AND RECOGNITION OF EMPLOYEE BENEFIT OBLIGATIONS

Pernod Ricard’s employee benefit obligations are composed of:

•	long-term post employment benefits (retirement bonuses, pensions, medical expenses, etc.);
•	long-term benefits payable during the period of employment.

The liability arising as a result of the Company’s net benefit obligation is recognised in provisions in balance sheet liabilities.

CALCULATION OF THE PROVISION IN RESPECT OF THE NET BENEFIT OBLIGATION

The provision recognised by Pernod Ricard is equal to the difference, for each benefit plan, between the present value of the employee benefit obligation and the value of plan assets paid to specialised entities in order to fund the obligation.

The present value of employee benefit obligations is calculated using the prospective method involving calculating a projected salary at date of retirement (projected unit credit method). The calculation is carried out at each balance sheet date and the personal data concerning employees is revised at least every three years. The calculation requires the use of economic assumptions (inflation rate, discount rate, expected return on plan assets) and assumptions concerning employees (mainly: average salary increase, rate of employee turnover, life expectancy).

At 30 June 2006, the total amount of benefit obligations were €45,910 thousand. Provisions of €27,311 thousand have been recognised in respect of these benefit obligations.

In this respect, the inflation rate used for measurement of the benefit obligations at 30 June 2006 was 2%, the discount rate is 4.75% for retirement bonuses and 5% for medical expenses.

Plan assets are measured at their market value at each balance sheet date.

ACCOUNTING FOR ACTUARIAL GAINS AND LOSSES

Actuarial gains and losses mainly arise where estimates differ from actual outcomes (for example between the expected value of plan assets and their actual value at the balance sheet date) or when changes are made to long-term actuarial assumptions (for example: discount rate, rate of increase of salaries).

Actuarial gains and losses are only recognised when, for a given plan, they represent more than 10% of the greater of the present value of the benefit obligation and the fair value of plan assets (termed the “corridor” method). Recognition of the provision is on a straight-line basis over the average number of remaining years service of the employees in the plan in question (amortisation of actuarial gains and losses).

COMPONENTS OF THE EXPENSE RECOGNISED FOR THE FINANCIAL YEAR

The expense recognised in respect of the benefit obligations described above incorporates:

•	expenses corresponding to the acquisition of an additional year’s rights;
•	the interest expense arising on the unwinding of discount applied to vested rights at the start of the year (as a result of the passage of time);
•	income corresponding to the expected return on plan assets;
•	income or expense corresponding to the amortisation of actuarial gains and losses;
•	income or expense related to changes to existing plans or the creation of new plans;
•	income or expense related to any plan curtailments or settlements.

Provisions for impairment

Provisions for impairment of financial fixed assets notably include impairment related to investments in Seagram companies intended to be sold or liquidated. Reversals in provisions are mainly related to investments in companies in the Seagram scope.

Provisions on other receivables relate to impaired receivables on companies in the Seagram scope.

NOTE 10 – ITEMS RELATING TO SEVERAL BALANCE SHEET CAPTIONS

In euro thousand	Amount concerning

Balance sheet captions (gross value)	Subsidiaries and associates	Other invested entities

Investments	6,391,409	93,215
Loans and advances to subsidiaries and associates	531,126	—
Operating receivables	—	—
Other receivables	187,523	11,066
Other debt	36,246	—
Operating payables	26,197	—
Other payables	941,318	18,272
Financial expenses	11,341	—
Financial income	49,146	—

NOTE 11 – ACCRUALS AND DEFERRED INCOME

In euro thousand	At 01.07.2005	Increases	Decreases	At 30.06.2006

Deferred income	12,112	—	(12,112)	—
Currency translation adjustment – liability	2,450	12,660	(2,450)	12,660

Total	14,562	12,660	(14,562)	12,660

NOTE 12 – ACCRUED INCOME AND EXPENSES

Accrued income

In euro thousand	Amount

Amount of accrued income in the following balance sheet captions
Loans and advances to subsidiaries and associates	36,666
Other financial fixed assets	—
Trade receivables	—
Other receivables (1)	169,290
Cash	607

Total	206,563

(1)	Mainly corresponds to rebilling to Pernod Ricard subsidiaries of acquisition costs related to the purchase of the Allied Domecq group.

Accrued expenses

In euro thousand	Amount

Amount of accrued expenses in the following balance sheet captions
Bank debt	5,197
Other debt	63
Operating payables	70,463
Other payables	3 641

Total	79,364

NOTE 13 – BANK DEBT

On 2 August 2005 and 18 August 2005, Pernod Ricard Group drew down part of the credit facilities made available under the multi-currency syndicated loan agreement signed on 21 April 2005 for an available amount of €6,340 million (of which €1,750 million was multi-currency) and US$3,890 million. At 30 June 2006, drawdowns on this credit facility amounted to €2,343 million, US$2,659 million and YEN8,000 million, being a total amount of €4,489 million.

The credit facilities, whether revolving or fixed maturity, or denominated in euros, american dollars or multicurrencies, bear interest at a rate corresponding to the applicable LIBOR (or, for euro denominated borrowing, EURIBOR), increased by a pre-determined margin and mandatory costs. These facilities have maturities ranging from one to seven years.

These borrowings enabled the Group to repay the amounts due under the revolving loan facility signed in August 2004, finance the cash portion of the Allied Domecq acquisition price and refinance certain debt owed by the Group and Allied Domecq.

Debt recognised in the financial statements of Pernod Ricard S.A. amounts to €2,676,253 thousand, including accrued interest of €3,453 thousand.

NOTE 14 – PERPETUAL SUBORDINATED NOTES (TSDI)

On 20 March 1992, Pernod Ricard issued Perpetual Subordinated Notes (TSDI), outside France, for a total nominal amount of €61 million.

These Notes were designated as “repackaged” after signature of an agreement with a third party at the time of the issue.

The net amount available at 30 June 2006 was €25.3 million. It is included in the “Debt” caption in balance sheet liabilities.

The outstanding amount corresponds to the amount made available at the date of issue.

NOTE 15 – BREAKDOWN OF INCOME TAX

In euro thousand	Total	Profit before tax and exceptional items	Exceptional items

Profit before tax	46,302	62,243	(15,941)
Income tax before tax consolidation	—	—	—
Net impact of tax consolidation	9,892	—	9,892

Profit after tax	56,194	62,243	(6,049)

Under the tax consolidation system, the tax loss carryforwards of the Pernod Ricard tax group amount to €(211.4) million of standard rate losses and €55.1 million of long-term capital losses (which can be offset against future capital gains) for the financial year from 1 July 2005 to 30 June 2006.

NOTE 16 – INCREASES AND DECREASES IN FUTURE TAX LIABILITIES

Type of temporary differences

In euro thousand	Amount of tax

Decreases	—
Provisions not tax deductible in year of accounting recognition	—
“Organic” local tax and other	129
Provisions for pensions and other long-term employee benefits	465
OCEANE redemption premium	—

Decreases in future tax liabilities	594

The tax rate used is the 34.43%, being the rate applicable in 2006.

NOTE 17 – REMUNERATION

Remuneration paid to members of the Group Executive Committee and members of the Board of Directors amounted respectively to €5,068,975 and €557,310.

NOTE 18 – INCOME

Operating income is mainly comprised of brand royalties of €39.5 million.

Other income is mainly comprised of transfers of operating expenses in an amount of €41.3 million relating to rebilling of costs of advertising space purchasing, research costs and costs of various services.

Pernod Ricard does not receive other remuneration from its subsidiaries in respect of its general interest and coordination activities.

NOTE 19 – EXCEPTIONAL ITEMS

In euro thousand	Amount

Exceptional items on operational activities	—
Exceptional items on investment activities	(188,280)
Reversals of provisions and transfers of expenses	172,339

Exceptional items	(15,941)

Exceptional items are mainly related to net acquisition costs of Allied Domecq.

NOTE 20 – OFF-BALANCE SHEET COMMITMENTS

Commitments granted

In euro thousand	Amount

Guarantees concerning subsidiaries	3,770,713
Operating lease agreement	8,513
Guarantees concerning third parties	—

Total	3,779,226

Derived instruments

American dollars	Amount

Caps	1,000,000
Swaps	1,041,000

Total	2,041,000

Of which guarantees given in respect of:

•	the syndicated loan agreement. Loans drawn by subsidiaries of the Pernod Ricard Group that have not been repaid at 30 June 2006 amount to €1,821 million;
•	loans and commercial paper;
•	the operating lease agreement is in respect of the premises at 12, place des États-Unis, 75016 Paris, for an amount of €8.5 million.

Pernod Ricard SA, pursuant to Section 17 of the Companies (Amendment) Act, 1986 (Republic of Ireland), irrevocably guaranteed the liabilities of the following subsidiaries for the 2005/2006 financial year: Comrie Ltd, Irish Distillers Group Ltd, Irish Distillers Ltd, The West Coast Cooler Co. Ltd, Watercourse Distillery Ltd, Fitzgerald & Co. Ltd, Ermine Ltd, Gallwey Liqueurs Ltd, Smithfield Holdings Ltd and Irish Distillers Holdings Ltd.

The fair value of derivative instruments amounts to €6,381 thousand.

Within the framework of the right to individual training in France, the aggregate number of training hours corresponding to acquired rights for the 2005/2006 financial year is 2,410 hours, including 757 hours for which no request had been made at 30 June 2006.

NOTE 21 – AVERAGE HEADCOUNT AT 30 JUNE 2005

	Employees	Seconded to the Company

Managers	93
Supervisors and technicians	26
Employees	11	2

Average headcount	130	2

Trainees	4

NOTE 22 – SUBSIDIARIES AND ASSOCIATES AT 30 JUNE 2006

In euro thousand	Share capital	Shareholder’s equity before net profit allocation	% owned	Book value of equity investment		Loans	Guarantees and pledges	Net sales	Net profit/ (loss)	Dividends received

				Gross	Net

EQUITY INVESTMENTS IN SUBSIDIARIES EXCEEDING 1% OF PERNOD RICARD SA SHARE CAPITAL (1)

Ricard 4 et 6, rue Berthelot 13014 Marseille	54,000	144,272	100,00	67,227	67,227			449,829	49,244	39,217

Austin Nichols 777 Westchester Avenue White Plains, N.Y. 10604 (USA)	0	232,568	100,00	168,118	168,118		409,030	66,654	21,343

Pernod 120, avenue du Maréchal-Foch 94015 Créteil	40,000	129,633	100,00	94,941	94,941			348,989	5,887	5,005

Compagnie Financière des Produits Orangina 12, place des États-Unis 75116 Paris	10,000	11,545	99,97	39,587	39,587			38	154	280

Pernod Ricard Europe 2, rue de Solférino 75340 Paris cedex 07	40,000	63,175	100,00	36,406	36,406			39,249	3,731

Campbell 111/113 Renfrew Road Paisley, PA3 4DY (Scotland)	10,789	32,803	95,98	40,198	40,198				730

Santa Lina 12, place des États-Unis 75116 Paris	4,158	652,097	99,98	145,274	145,274				449,432

Pernod Ricard Finance 12, place des États-Unis 75116 Paris	77,000	97,225	100,00	89,220	89,220		1,267,504		(15,550)

Pernod Ricard Pacific Holdings 33 Exeter Terrace, Devon Park SA 5008 (Australia)	116,863	126,153	100,00	151,789	151,789				31,820	31,930

Comrie Temple Chambers 3, Burlington Road Dublin 4 (Ireland)	3,044,829	3,392,591	100,00	3,044,833	3,044,833	479,110	48		99,986

Yerevan Brandy Company 2, Admiral Isakov Avenue, Yerevan 375092 (Armenia)	19,415	78,501	100,00	27,856	27,856		393	5,904	10,076

Pernod Ricard Acquisition II 777 Westchester Avenue White Plains, NY 10604 (USA)	589,947	590,395	20,00	167,038	167,038				47,005	10,780

Établissements Vinicoles Champenois 12, place des États-Unis 75116 Paris	71,675	181,030	100,00	100,955	100,955		255,644		121,809	127,475

Martell Mumm Perrier-Jouët 7, place Edouard Martell 16 100 Cognac	42,240	9,214	100,00	42,240	42,240				(10,484)

SAS Lina 3 2, rue de Solférino 75007 Paris	2,111,857	2,111,820	100,00	2,111,847	2,111,847				(25)

SAS Lina 5 2, rue de Solférino 75007 Paris	30,640	30,630	100,00	30,630	30,630				1

SALB Kancelar Praha Americka 11 120000 Prague 2 (Czech Republic)	49,644	63,703	40,00	12,190	12,190				(361)

(1)	This schedule excludes information relating to former Seagram companies that are not consolidated.

INFORMATION ON OTHER SUBSIDIARIES AND ASSOCIATES

Subsidiaries:
- French	1,158	1,023
- Foreign	16,436	13,818	52,016	1,838,094	4,099

Associates:
- French	3,487	1,469			70
- Foreign	93,192	25,778			978

Results of the last five financial years

In euro	2001	2002	2003	18 months 30.06.2005	12 months 30.06.2006

Financial position at end of year
Share capital	174,798,646	174,800,522	218,500,651	218,500,651	291,590,460
Number of shares in issue	56,386,660	56,387,265	70,484,081	70,484,081	94,061,439
Number of convertible bonds in issue	—	4,567,757	4,567,757	4,567,614	—
14 February 2003 stock dividend (dividend rights from 1 January 2002)	—	14,096,816	—	—	—

Operating results
Net sales (excluding duties and taxes)	—	—	—	—	—
Profit before taxes, amortisation, depreciation and allowances to provisions	110,838,645	292,529,799	242,631,812	156,137,583	44,133,821
Income tax	21,877,829	70,210,817	15,610,839	18,099,330	9,892,059
Profit after taxes, amortisation, depreciation and allowances to provisions	(74,537,885)	345,778,498	249,015,436	177,706,014	56,193,656
Dividends distributed (1)	101,495,988	126,871,346	138,148,799	242,355,167	—

Earnings per share
Profit after taxes, but before amortisation, depreciation and allowances to provisions	2.35	6.43	3.66	2.47	0.57
Profit after taxes, amortisation, depreciation and allowances to provisions	(1.32)	6.13	3.53	2.52	0.60
Dividend per share (1)	1.80	1.80	1.96	3.22	—
Dividend per share, adjusted for share capital movements (2)	1.44	1.80	1.96	3.22	—

Personnel
Number of employees	56	88	117	126	130
Total payroll	7,403,821	11,891,471	15,871,787	28,807,092	19,867,333
Employee related benefits paid during the year	2,919,785	5,490,206	6,786,216	9,277,720	7,090,238

(1)	The amount of dividends for 2006 will be known with certainty once voted by the Shareholders Meeting of 7 November 2006 (dividends for the financial year from 1 July 2005 to 30 June 2006).
(2)	Dividend adjusted to take account of changes in share capital between the 31 December 2002 closing and the date of appropriation of net profit for the year.

Dividends distributed during the last five financial years

In euro
Financial year	Date of payment		Net amount	Tax credit	Total	Total amount for the financial year

2000 (1)	11.01.2001		0.80	0.40	1.20
	10.05.2001		0.80	0.40	1.20	2.40

2001	10.01.2002		0.80	0.40	1.20
	11.06.2002		1.00	0.50	1.50	2.70

2002	14.01.03/05.03.03	(2)	0.90	0.45	1.35
	15.05.2003		0.90	0.45	1.35	2.70

2003	13.01.2004		0.90	0.45	1.35
	25.05.2004		1.06	0.53	1.59	2.94

2004/2005	11.01.2005		0.98		0.98
	07.06.2005		1.16	Not applicable	1.16
	17.11.2005		1.08		1.08	3.22

2005/2006	05.07.2006		1.12	Not applicable	1.12	(3)

(1)	For comparative purposes, historical data in French Francs for 1999 and 2000 has been converted into Euro and rounded to the nearest Euro cent.
(2)

The new shares, resulting from the increase in share capital through the incorporation of reserves and the distribution of a stock dividend with effect from 14 February 2003, on the basis of one new share for every 4 existing shares held, were created with dividend rights from 1 January 2002 and on registration had the right to an interim cash dividend €0.90 per share paid to holders of existing shares in 14 January 2003.

(3)

An interim dividend for the 2005/2006 financial year was paid in July. The remaining balance will be decided by the Shareholders Meeting of 7 November 2006 which will be called upon to approve the financial statements of the year ended 30 June 2006.

Dividends in respect of which payment is not requested are transmitted to the French State treasury (Trésor public) five years after they are declared.

Securities portfolio at 30 June 2006

In euro
French investments with a net book value in excess of €100,000	Number of shares held	Net book value

Santa Lina	20,047	145,274,185
EVC	234,989	100,955,022
Pernod	2,579,984	94,940,630
Pernod Ricard Finance	10,317,433	89,220,484
Lina 3	21,118,570	2,111,847,481
Ricard	1,749,991	67,227,023
Lina 5	306,400	30,630,500
CFPO	11,907	39,587,134
Pernod Ricard Europe	999,992	36,406,018
MMPJ	42,600	42,240,000
Sopebsa	100,000	962,769
Sub-total	37,481,913	2,759,291,245

Other shareholdings in French companies	8,269	1,529,714
Investments in unlisted foreign companies		3,654,235,629

Total at 30.06.2006		6,415,056,589

Statutory Auditors’ Report on the annual financial statements

Financial year ended 30 June 2006

In compliance with the assignment entrusted to us by your Shareholders’ Meeting, we hereby report to you, for the financial year ended 30 June 2006, on:

•	the audit of the accompanying financial statements of Pernod Ricard SA;
•	the justification of our assessments;
•	the specific verifications and information required by law.

The financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

Opinion on the financial statements

We conducted our audit in accordance with the professional standards applicable in France; those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting policies used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the Company’s financial position and its assets and liabilities as of 30 June 2006 and of the results of its operations for the year then ended in accordance with the accounting rules and principles applicable in France.

Without prejudice to our aforementioned opinion, we draw your attention to the Note relating to the “Change in accounting policy” which sets out the change in accounting policy resulting from the application, as from 1 July 2005, of accounting regulation CRC 2004-06 concerning assets.

Justification of assessments

In accordance with the requirements of article L.823-9 of the French Commercial Code relating to the justification of our assessments, we bring to your attention the following matters:

As mentioned in the first part of this report, the “Change in accounting policy” note to the financial statements sets out the change in accounting policy resulting from the application, as from 1 July 2005, of accounting regulation CRC 2004-06 concerning assets. In the context of our assessment of your Company’s accounting policies, we assured ourselves of the appropriateness of this change and of the presentation of this change in the financial statements. In addition, investments have been valued in accordance with the accounting policies described in the “Accounting policies Financial fixed assets” note to the financial statements. In the course of our work, we have reviewed the appropriateness of these accounting policies, as well as the reasonableness of the assumptions used and of the valuations resulting therefrom.

The assessments we made in respect of these items were made in the context of the performance of our audit of the financial statements taken as a whole and therefore contributed to the formation of our unqualified audit opinion expressed in the first part of this report.

Specific verifications and information

We have also performed the specific verifications required by law in accordance with professional standards applicable in France.

We have no matters to report regarding the fair presentation and the conformity with the financial statements of the information given in the Management Report and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

In accordance with French law, we have ensured that the required information concerning investments and acquisitions of control and concerning the names of the principal shareholders and holders of the voting rights has been properly disclosed in the Management Report.

Neuilly-sur-Seine and La Défense, 6 October 2006
The Statutory Auditors
DELOITTE & ASSOCIÉS		MAZARS & GUÉRARD
Alain Pons	Alain Penanguer	Frédéric Allilaire

Statutory Auditors’ Report on regulated agreements

12–month financial year 30 June 2006

As Statutory Auditors of your company, we hereby present our report on regulated agreements.

1. Agreements authorised during the financial year

Pursuant to Article L.225-40 of the French Commercial Code, we have been made aware of the existence of the following agreements that have received prior authorisation from the Board of Directors.

We are not required to ascertain whether any other contractual agreements exist but to inform you, on the basis of the information provided to us, of the terms and conditions of agreements indicated to us. It is not our role to comment as to whether they are beneficial or appropriate. It is your responsibility, under the terms of article 92 of the March 23, 1967 Decree, to evaluate the benefits resulting from these agreements prior to their approval.

We conducted our work in accordance with the professional standards applicable in France. These standards require that we will carry out procedures in order to verify that the information provided to us agrees with the source documents from which it is extracted.

1.1 AGREEMENTS ENTERED INTO WITHIN THE FRAMEWORK OF THE ALLIED DOMECQ TRANSACTION

1.1.1 Transfer of the 19% stake in the capital of Allied Domecq held by Pernod Ricard

Within the scope of the preparation for conclusion of the offer for the acquisition of Allied Domecq, Pernod Ricard and Fortune Brands agreed that all the shares of Allied Domecq Plc. (“AD”) would be held by the acquisition holding company, Goal Acquisitions Ltd (“GAL”), which is in turn held by Goal Acquisitions (Holdings) LTD (“GAHL”).

For this purpose:

•	Pernod Ricard contributed the direct interest it held in AD (19%) to GAHL in exchange for shares in GAHL issued to Pernod Ricard;
•	GAHL then contributed the same interest in AD to its subsidiary, GAL, so that GAL held 100% of the capital of Allied Domecq;
•

As GAHL was thus owned jointly by Pernod Ricard and Lina 3, it was agreed that Pernod Ricard would transfer to Lina 3 the shares in GAHL that it received in exchange for its interest in Allied Domecq, with Lina 3 thus becoming a shareholder with full control of GAHL.

Within the scope of these transactions, on 25 July 2005, the Board of Directors approved the agreements described below, in the forms provided for by Article L.225-38 of the French Commercial Code.

a) Approval of a contribution agreement entered into between Pernod Ricard and GAHL

Upon completion of the acquisition of AD, it was agreed that a transfer would be carried out with regard to the 19% interest in the capital of AD held directly by Pernod Ricard and corresponding to 19% of the total consideration paid to the shareholders of AD (the part of the offer paid for in shares).

For this purpose, it was agreed that Pernod Ricard would contribute its interest in AD to the acquisition holding company GAHL in exchange for GAHL shares issued to Pernod Ricard for a maximum amount of €2,053,200,000.

This interest was valued, at the time of its contribution to Pernod Ricard, at a maximum amount of €2,028,122,076 (on the basis of a maximum share issue of 17.4 million Pernod Ricard shares to be issued to the former shareholders of AD).

b) Approval of a contribution agreement between Pernod Ricard and Lina 3

Following the transactions described above, GAHL, the intermediate holding company for the purposes of the acquisition, thus became jointly owned by Pernod Ricard and Lina 3. It was agreed that this company would be owned in full by Lina 3, via the contribution to Lina 3 of the GAHL shares held by Pernod Ricard, in exchange for Lina 3 shares.

This transaction took place in the form of a contribution in kind of GAHL shares by Pernod Ricard to Lina 3, in exchange for a capital increase in Lina 3 to be subscribed to by Pernod Ricard.

Directors concerned: Mr Richard Burrows and Mr Pierre Pringuet, also directors of Lina 3.

1.1.2 Financing of the cash consideration paid to the shareholders of Allied Domecq

It was agreed that the portion of the friendly public offer to be paid in cash by Pernod Ricard would be paid directly by GAL to the shareholders of AD. Within this context, the operations referred to above were approved by the Board of Directors on 25 July 2005, in the forms provided for by Article L.225-38 of the French Commercial Code.

a) Approval of the accession by certain Group companies to the syndicated credit agreement as borrowers and/or guarantors

Within the scope of the acquisition of AD, Pernod Ricard and GAHL entered into a multi-currency loan agreement on 21 April 2005 with various banks, pursuant to which the lending banks made available to Pernod Ricard, GAHL and potentially certain Pernod Ricard subsidiaries, lines of credit for a maximum amount of approximately €9,300,000,000.

It was agreed that Etablissements Vinicoles Champenois S.A., Chivas Brothers (Holdings) Ltd and Austin, Nichols and Co, Inc., in the capacity of borrowers and guarantors, and Chivas Brothers Pernod Ricard Ltd, in the capacity of guarantor, would accede to the loan agreement by each signing a letter that would be co-signed by Pernod Ricard and entitled the “Accession Letter”.

Directors concerned:

•

Mr Patrick Ricard, also (i) a director of Société Générale, (ii) a director of Pernod Ricard Finance, (iii) a director of Chivas Brothers Pernod Ricard Limited, (iv) the individual representing Pernod Ricard as a director of Etablissements Vinicoles Champenois S.A., and (v) Vice Chairman of the board of directors of Austin, Nichols and Co., Inc.;

•

Mr Richard Burrows, also (i) Chairman of the Board of Directors of Pernod Ricard Finance, (ii) a director of Chivas Brothers (Holdings) Limited, (iii) a director of Chivas Brothers Pernod Ricard Limited, and (iv) a director of Austin, Nichols and Co, Inc.;

•	Mr Pierre Pringuet, also (i) a director of Chivas Brothers Pernod Ricard Limited, and (ii) a director of Austin, Nichols and Co., Inc.;
•	Mr Jean-Claude Beton, also a director of Austin, Nichols and Co. Inc.;
•	Mr Rafaël Gonzalez Gallarza, also a director of Chivas Brothers Holdings Ltd.

It is specified that as Article 21 of the loan agreement provides that Pernod Ricard undertakes to guarantee, under certain conditions, compliance by the other borrowers with the obligations pursuant to the loan agreement, the signature of the various Accession Letters was also authorised by your Board of Directors.

b) Revolving credit facility agreement entered into between Pernod Ricard and Pernod Ricard Finance

It was agreed that the acquisition of AD would be paid for at a level of 81% in cash.

In order to provide financing for the portion of the acquisition paid in cash, a series of transactions were provided for in order to transfer part of the funds required for the agreed payment from Pernod Ricard to GAL.

It was provided in particular that:

i)	Pernod Ricard would loan €221 million to Pernod Ricard Finance, a wholly-owned subsidiary of Pernod Ricard;
ii)	Pernod Ricard Finance would then loan the €221 million thus received to Irish Distillers Ltd, an indirect subsidiary of Pernod Ricard.

This sum of €221 million was lent indirectly (via Pernod Ricard Nederland) by Irish Distillers Limited to GAHL which then in turn capitalised its subsidiary GAL for a total amount of €4.7 billion in order to enable such subsidiary to remit part of the agreed cash sum to the former shareholders of AD.

The loan entered into between Pernod Ricard and Pernod Ricard Finance was granted in the form of a revolving loan agreement amounting to a maximum of €300 million used from 2 August 2005 to 2 March 2006. This loan bore interest for an amount of €3,055,536 at a variable rate calculated on the basis of Euribor plus a margin of 0.5% to 1% depending on Pernod Ricard’s financing costs.

Directors concerned: Mr Patrick Ricard and Mr Richard Burrows, also directors of Pernod Ricard and Pernod Ricard Finance.

c) Swap contract between Pernod Ricard and Pernod Ricard Finance

Among the transactions making it possible to finance the cash portion of the consideration for the acquisition of AD, it was also provided that:

i)	Pernod Ricard would make a drawdown of a total amount of approximately €4.7 billion, including a tranche corresponding to the equivalent in US dollars of €1.7 billion;
ii)	Pernod Ricard would enter into a €/$ currency swap with Pernod Ricard Finance, one of its wholly-owned subsidiaries, for the conversion into euros of the equivalent in US dollars of €1.7 billion;
iii)

GAHL would enter into a €/$ currency swap with Pernod Ricard Finance, relating to the conversion of €1.7 billion into US dollars, at an identical rate to that used within the scope of the bank loan referred to in (i) above.

Within the scope of these transactions, it was provided that Pernod Ricard would initially sell US dollars and buy euros, while GAHL would buy US dollars and sell euros, with these transactions taking place through the intermediary of Pernod Ricard Finance. When, upon maturity, Pernod Ricard buys US dollars to repay its bank loan, the effect of the currency swap is to eliminate all exchange risks in the structure.

In order to carry out this currency swap, a frame contract had to be entered into between Pernod Ricard and Pernod Ricard Finance pursuant to which both parties acknowledged that any financial instrument related transactions would be governed by the frame contract. This contract is based on the standard form of contract provided by the FBF (Fédération des Banques Françaises).

At 30 June 2006, the swap contract amounted to €818 million corresponding to the equivalent of USD 1,041 million.

Directors concerned: Mr Patrick Ricard and Mr Richard Burrows, also directors of Pernod Ricard and Pernod Ricard Finance.

d) Acquisition by Pernod Ricard of 100% of the share capital of Société de Participations et d’Etudes des Boissons Sans Alcool (SOPEBSA)

Within the scope of the reflection process with regard to the reorganisation of the Pernod Ricard Group following the acquisition of AD, it was envisaged for SOPEBSA to be purchased by Pernod Ricard.

SOPEBSA is a French société anonyme (limited company) whose share capital is wholly-owned by Santa Lina, itself a Pernod Ricard subsidiary.

It was thus provided that Pernod Ricard would acquire from Santa Lina 100% of the capital and voting rights of SOPEBSA for an amount of €1.

Directors concerned:

•	Mr Patrick Ricard, also the permanent representative of Pernod Ricard, itself a director of Santa Lina;
•	Mr Pierre Pringuet, also a director of Santa Lina.

1.2 RESTRUCTURING OF THE BRITVIC GROUP

With a view to floatation on the stock market of Britvic (originally part of the Allied Domecq group), 23.75% of whose capital was held by Pernod Ricard, a prior restructuring was carried out of the Britvic group.

In order to facilitate this restructuring, a new company governed by English law, Britannia Holdings Ltd (“BHL”) was created to hold Britannia Soft Drinks Limited (“BSD”). In fact, it was the shares of BHL that were then listed on the stock market.

The implementation of this restructuring required the signing by Pernod Ricard of a certain number of documents and agreements including the following:

i)

Share Exchange Agreement: the shares of BSD, held indirectly by Pernod Ricard through its subsidiaries Allied Domecq Ltd (“AD Ltd”) and Allied Domecq Overseas (Canada) Ltd (“AD Overseas”), were exchanged for ordinary shares in BHL. Pernod Ricard was a party to this agreement in its capacity of ultimate parent company of AD Overseas and AD Ltd. (Parties signing the agreement: Pernod Ricard, BSD, Intercontinental Hotels Group Plc, Whitbread Group Plc and Pepsico Inc) The Share Exchange Agreement was accompanied by the signing of a Deed of Accession, pursuant to which BHL and Pernod Ricard, in its capacity as ultimate parent company of AD Overseas and AD Ltd, acceded to the Joint Venture agreement signed by several parties in February 1986 (including certain shareholders of BSD) (Parties signing the agreement: Pernod Ricard, AD Ltd, AD Overseas, BHL, BSD, Intercontinental Hotels Group Plc, Intercontinental Hotels Ltd, Whitbread Group Plc and Six Continents Investments Ltd);

ii)	As a consequence of the Share Exchange Agreement, the following were provided for:
•

termination of the BSD IPO Agreement dated 22 April 2005 (Deed of Termination); (Parties signing the deed: Pernod Ricard, AD Ltd, BSD, Intercontinental Hotels Group Plc, Whitbread Group Plc and Pepsico Inc);

•

followed by the signature of a new BHL IPO Agreement signed by BHL and Pernod Ricard, in its capacity as the ultimate parent company of AD Overseas and AD Ltd; (Parties signing the agreement: Pernod Ricard, BSD, Intercontinental Hotels Group Plc, Whitbread Group Plc and Pepsico Inc).

Director concerned: Mr Richard Burrows, also a member of the Board of Directors of Allied Domecq Ltd, member of the Board of Directors of BSD, and a future member of the Board of Directors of BHL at the time of the authorisation given by the Board of Directors on 10 November 2005.

The signature of the above agreements was approved by your Board of Directors at its meeting on 10 November 2005.

1.3 IMPLEMENTATION OF AN INTERCOMPANY REVOLVING CREDIT AGREEMENT

Within the scope of its cash pooling system, and in order to include the new structures resulting from the acquisition of AD, a decision was made to implement an intercompany revolving credit agreement.

Main features of the Agreement:

•	Borrowers:
•	Pernod Ricard;
•	Pernod Ricard Finance SA;
•	GAHL, and GAL.
•	Lenders
•	Allied Domecq Limited;
•	Allied Domecq (Holdings) Limited;
•	Allied Domecq Overseas (Europe) Limited;
•	Allied Domecq Spirits & Wine Holdings Limited;
•	Allied Domecq Financial Services Limited;
•	Allied Domecq Overseas (Canada) Limited, and
•	Allied Domecq Overseas Limited.
•	Amount: £1 billion.
•	Termination date: date as of which a majority of the Lenders notify the Borrowers that they wish to have the Agreement terminated.
•	Object: Drawdowns by the Borrowers for one or more of the following reasons:
•	accelerated or normal repayments of the loans made to the Borrowers pursuant to the syndicated credit, and/or commission payments, and miscellaneous costs arising from the syndicated credit;
•	payments of any cost arising from the acquisition by Pernod Ricard of AD;
•	reduction or elimination of any liabilities that are directly or indirectly related to the AD acquisition;
•	financing of dividend payments;
•	any other object having received the agreement of the Lenders.

Directors concerned:

•

Mr Patrick Ricard, also (i) a director of Pernod Ricard Finance, (ii) a director of Allied Domecq Limited, (iii) a director of Allied Domecq (Holdings) Limited, (iv) a director of Allied Domecq Spirits & Wine Holdings Limited;

•

Mr Richard Burrows, also (i) Chairman of the Board and director of Pernod Ricard Finance, (ii) a director of Allied Domecq Limited, (iii) a director of Allied Domecq (Holdings) Limited, (iv) a director of Allied Domecq Spirits & Wine Holdings Limited;

•	Mr Pierre Pringuet, also (i) a director of Allied Domecq Limited, (ii) a director of Allied Domecq (Holdings) Limited, (iii) a director of Allied Domecq Spirits & Wine Holdings Limited.

The signature of this agreement was approved by your Board of Directors at its meeting on 10 November 2005.

1.4 ACQUISITION BY PERNOD RICARD OF 100% OF THE CAPITAL OF LINA 6 SAS

Within the scope of the reorganisation of the Pernod Ricard Group following the acquisition of AD, a decision was made to have 100% of the capital and voting rights of Lina 6 SAS (“Lina 6”) purchased by Pernod Ricard from Santa Lina, for an amount of €27,008 (Lina 6’s net equity at 30 November 2005).

Directors concerned:

•	Mr Patrick Ricard, also the permanent representative of Pernod Ricard, itself a Director of Santa Lina;
•	Mr Pierre Pringuet, also the Chairman of the Board of Directors and Chief Executive Officer of Santa Lina.

This acquisition was approved by the Board of Directors at its meeting on 12 December 2005.

1.5 APPROVAL OF THE ACCESSION BY CERTAIN GROUP COMPANIES TO THE SYNDICATED CREDIT AGREEMENT AS BORROWERS AND/OR GUARANTORS

Within the scope of the AD acquisition, Pernod Ricard and GAHL entered into a multi-currency loan agreement on 21 April 2005 (amended on 31 May, 10 June, 27 June, 1 July 2005 and 22 July 2005) with JP Morgan Plc, Morgan Stanley Bank International Limited, BNP Paribas, The Royal Bank of Scotland Plc and Société Générale as Arrangers, BNP Paribas as Agent and JP Morgan Chase Bank, N.A., Morgan Stanley Bank International Limited, BNP Paribas, The Royal Bank of Scotland Plc and Société Générale as initial lenders, pursuant to which the lenders made available to Pernod Ricard and GAHL, and certain Pernod Ricard subsidiaries, credit lines for a maximum amount of approximately €9,300,000,000.

New Borrowers and New Guarantors

The loan agreement provides that subsidiaries of Pernod Ricard can, under certain conditions (and in particular the signature of an Accession Letter), adhere to the loan agreement as borrowers and/or guarantors. It was thus contemplated to have Chivas Brothers Ltd. and Martell & Co. S.A adhere to the loan agreement as guarantors.

Directors concerned:

•	Mr Patrick Ricard, also (i) a director of Société Générale, (ii) a director of Martell & Co. SA;
•	Mr Richard Burrows, also a director of Martell & Co. SA;
•	Mr Pierre Pringuet, also a director of Martell & Co., SA;
•	Mr François Gérard, also a director of Martell & Co., SA.

The signature with Martell & Co. S.A. of the Accession Letter was approved at your Board of Directors’ meeting on 12 December 2005.

1.6 DAILLY ASSIGNMENT

Companies that distribute dividends to their shareholders are no longer subject to the “précompte” (special withholding tax on dividend payments) for distributions made since 1 January 2005. Nevertheless, a special levy of 25%, based on the mechanism for the “précompte”, was put in place for distributions of profits made in 2005 (pursuant to the French Finance Act for 2004). The levy is not a tax payment that has finally accrued to the French Treasury, but the amount effectively paid represents a receivable held on the French State. Under these conditions and in order to monetise this tax receivable, a decision was made for this receivable to be subject to a no recourse assignment under the conditions provided for by the Dailly law (the “Dailly Assignment”).

•	Amount of the receivable and assignment price.

This Dailly Assignment related to the full amount of the levy effectively paid by Pernod Ricard to the French Treasury, being an amount of €57,147,574. It was agreed that the assignment price would result from a calculation of the net present value of the refunds by the French Treasury in 2007, 2008 and 2009 at the market rate plus a 0.40% commission payment, thus leading to a net amount of €53,108,198.

•	Assignee: Société Générale

Director concerned: Mr Patrick Ricard, also a director of Société Générale.

The assignment of the tax receivables within the scope of the Dailly assignment mechanism was approved by your Board of Directors at its meeting on 8 February 2006.

1.7 IMPLEMENTATION OF AN INTERCOMPANY REVOLVING CREDIT AGREEMENT BETWEEN ALLIED DOMECQ SPIRITS & WINE LTD AND OTHER GROUP COMPANIES

At its meeting on 10 November 2005, your Board of Directors authorised the implementation of an intecompany revolving credit agreement, as referred to in point 1.3 above.

Pernod Ricard wanted to put in place a similar credit agreement with Allied Domecq Spirits & Wine Ltd, this latter company acting as Lender.

Main features of the agreement:

•	Borrowers:
•	Pernod Ricard;
•	Pernod Ricard Finance SA;
•	GAHL;
•	GAL.
•	Lender:
•	Allied Domecq Spirits & Wine Ltd.
•	Amount: £1 billion.
•	Termination date: date as of which the Lender notifies the Borrowers that it wishes to have the Agreement terminated
•	Objet:
•	accelerated or normal repayments of the loans made pursuant to the syndicated credit, and/or commission payments, and various costs arising therefrom;
•	payments of any costs arising from the acquisition by Pernod Ricard of the AD Group;
•	reduction or elimination of any liabilities that are directly or indirectly related to the acquisition of the AD group;
•	financing of dividend payments;
•	any other object having received the agreement of the Lender.

This agreement was approved by your Board of Directors at its meeting on 8 February 2006.

1.8 APPROVAL OF A SHAREHOLDERS’ AGREEMENT BETWEEN PAUL RICARD AND KIRIN

Following the merger between SIFA and Pernod Ricard, Kirin became a shareholder of Pernod Ricard for approximately 3.6% of its share capital. Paul Ricard SA and Kirin wished to organise their relations through a shareholders’ agreement. For this purpose, Paul Ricard SA, Kirin International Finance B.V. and Kirin Brewery Company Ltd (“Kirin”) signed a shareholders’ agreement on 22 March 2006 pursuant to which Paul Ricard S.A. and Kirin undertook to concert with each other prior to any Shareholders Meeting in order to vote the same way. Furthermore, Kirin undertook not to sell its Pernod Ricard shares for a certain period, and a pre-emption right was granted to Paul Ricard SA in the event that Kirin were to sell its shares after the expiry of such period.

For reasons of legal efficiency, the shareholders’ agreement was signed in the presence of Pernod Ricard, although this did not create any obligation for such company.

Directors concerned:

•	Mr Patrick Ricard, also Vice-Chairman of the Supervisory Board of Paul Ricard SA;
•	Ms Danièle Ricard, also Chairman of the Management Board of Paul Ricard SA;
•	Ms Béatrice Baudinet, also Chairman of the Supervisory Board of Paul Ricard SA.

The signature of this agreement was approved by your Board of Directors at its meeting on 8 February 2006.

1.9 DISTRIBUTION AGREEMENT FOR CHIVAS IN JAPAN

Pernod Ricard Asia, a wholly-owned subsidiary of Pernod Ricard and Kirin Brewery Company (“Kirin”), the exclusive distributor of certain of the Group’s brands in Japan since 2001 (mainly Chivas or Royal Salute), wanted to renew their distribution agreement for a period of 4 years as from 1 January 2006.

Pernod Ricard Asia having logically taken over from Pernod Ricard, the party to the original distribution agreement, Kirin required Pernod Ricard to guarantee the contractual commitments made by Pernod Ricard Asia under the distribution agreement.

Directors concerned:

•	Mr Patrick Ricard, also a Board member of Pernod Ricard Asia;
•	Mr Pierre Pringuet, also a Board member of Pernod Ricard Asia.

The granting of such guarantee was approved by your Board of Directors at its meeting on 8 February 2006.

1.10 SEPARATION WITH FORTUNE BRANDS – SETTLEMENT OF PRICE ADJUSTMENTS AND INTERCOMPANY FINANCIAL BALANCES

On 27 January 2006 and in accordance with the commitments related to the purchase of Allied Domecq, Pernod Ricard completed the sale to Fortune Brands of its brands and almost all the related assets, which enabled it to implement the price adjustment clauses provided for in the Framework Agreement (adjustment related to the contribution of the brands acquired by FB, adjustment relating to working capital, adjustment related to net financial indebtedness, etc).

Furthermore, the parties entered into a certain number of “ancillary” transactions which lead to several additional financial flows between Pernod Ricard and Fortune Brands.

In order to reach a firm and binding agreement, Pernod Ricard, Pernod Ricard Finance and Fortune Brands decided to enter into an overall agreement (“Settlement Agreement”) allowing for a single centralised payment of all these price adjustments.

Pursuant to the Settlement Agreement, it was provided that Pernod Ricard Finance would collect the amount corresponding to the net payment of all price adjustments including the financial balances in the name and on behalf of each of the subsidiaries that are parties to the sale agreements or hold any component of the financial balances.

It was also provided that Pernod Ricard Finance, as the authorised agent, would then transfer on to the subsidiaries that are parties to the sale agreements (in the currency of each of the sale agreements) the adjustments received or paid and the netting of the financial balances in their source currency.

Directors concerned:

•	Mr Patrick Ricard, also a member of the Board of Directors of Pernod Ricard Finance;
•	Mr Pierre Pringuet, also a member of the Board of Directors of Pernod Ricard Finance.

The signature and completion of the Settlement Agreement were approved by your Board of Directors at its meeting of 22 March 2006.

1.11 REORGANISATION AND SALE OF CUSENIER SA

Within the scope of the decision by Pernod SA to concentrate its activities on its key brands, it was provided that 100% of the share capital of Cusenier would be sold after prior reorganisation of this company’s assets.

In the context of the proposed reorganisation, the Board of Directors was required to give its approval in the forms provided for by Article L.225-38 of the French Commercial Code as follows:

•

transfer by Pernod Ricard to Cusenier SA of certain brands and assets in the form of a contribution in kind (“Contribution Agreement”), then the sale by Pernod Ricard to Pernod SA of the Cusenier SA shares created pursuant to this contribution in kind (“Sale of Cusenier shares”);

•	correlative termination of the trademark licence agreements for the corresponding brands (“Licence Termination Agreements”), namely:
•	the trademark licence agreement between Pernod Ricard and Cusenier SA;
•	trademark licence agreements between Pernod Ricard and Pernod SA of the first part and Ricard SA of the second part for the brands transferred;
•

transfer by Cusenier SA to Pernod SA of a certain number of assets in the form of a contribution in kind, followed by a sale by Cusenier SA to Pernod Ricard of the Pernod SA shares created in consideration for this contribution in kind (“Acquisition of Cusenier shares”).

Directors concerned:

•

Mr Patrick Ricard, also (i) the representative of Pernod Ricard on the Board of Directors of Cusenier SA, (ii) the representative of Pernod Ricard on the Board of Directors of Pernod SA, and (iii) the representative of Pernod Ricard on the Board of Directors of Ricard SA;

•	Mr Pierre Pringuet, also (i) a member of the Board of Directors of Pernod SA and (ii) a member of the Board of Directors of Ricard SA;
•	Mr François Gérard, also a member of the Board of Directors of Pernod SA.

The signature of the Contribution Agreement, the agreement for the sale of the Cusenier shares, the licence termination agreements and the acquisition agreement for the Cusenier shares were approved by your Board of Directors at its meeting on 22 March 2006.

1.12 REORGANISATION OF CUSENIER SA

Within the scope of the proposed reorganisation of Cusenier SA referred to in point 1.11 above, it was contemplated that Pernod Ricard would grant an exclusive licence to Pernod SA with regard to certain brands.

Directors concerned:

•	Mr Patrick Ricard, also the permanent representative of Pernod Ricard on the Board of Directors of Pernod SA;
•	Mr Pierre Pringuet, also a member of the Board of Directors of Pernod SA;
•	Mr François Gérard, also a member of the Board of Directors of Pernod SA.

The proposed licence agreement was approved by your Board of Directors at its meeting on 10 May 2006.

1.13 REORGANISATION OF CUSENIER SA

Within the scope of the proposed reorganisation of Cusenier SA referred to in points 1.11 and 1.12 above and in light of the potential changes to be made, your Board of Directors was required to confirm and renew, in the forms provided for in Article L.225-38 of the French Commercial Code, its authorisation given at its meeting of 22 March 2006 with a view to signature and completion of the transactions referred to above.

Directors concerned:

•

Mr Patrick Ricard, also (i) a representative of Pernod Ricard on the Board of Directors of Cusenier SA, (ii) a representative of Pernod Ricard on the Board of Directors of Pernod SA and (iii) a representative of Pernod Ricard on the Board of Directors of Ricard SA;

•	Mr Pierre Pringuet, also (i) a member of the Board of Directors of Pernod SA and (ii) a member of the Board of Directors of Ricard SA;
•	Mr François Gérard, also a member of the Board of Directors of Pernod SA.

This agreement was approved by your Board of Directors at its meeting on 14 June 2006.

1.14 AUTHORISATION OF GUARANTEES BY PERNOD RICARD WITH REGARD TO THE TRANSFER OF RIGHTS TO CORBY

Within the scope of the preliminary agreement entered into on 7 March 2006 between Corby and Pernod Ricard, it was provided in particular that Allied Domecq International Holdings B.V. (“ADIH BV”) would transfer distribution rights in Canada to Corby, for a term of 15 years, for all the Group’s brands currently distributed in Canada, for an amount of approximately CAD 70 million (it being specified that ADIH BV, the intermediate holding company, would itself have acquired the rights thus transferred, during an initial phase, from twenty or so subsidiaries of the Pernod Ricard Group). This agreement would be accompanied by a guarantee granted to Corby by Pernod Ricard, with regard to all the obligations entered into by ADIH BV.

Directors concerned: Mr Patrick Ricard and Mr Pierre Pringuet, also holding corporate offices in certain companies that will be required to adhere to the agreement for the transfer of the distribution rights in Canada to ADIH BV.

The guarantee given by Pernod Ricard pursuant to this agreement was approved by your Board of Directors at its meeting on 14 June 2006.

1.15 REBILLING BY PERNOD RICARD TO ITS SUBSIDIARIES OF THE ACQUISITION COSTS RELATED TO ALLIED DOMECQ

Within the scope of the acquisition of the Allied Domecq Group, the sales of assets to Fortune Brands and additional work concerning the subsequent restructurings, Pernod Ricard had to bear expenses of around €200 million in respect of financial years 2005 and 2006 falling into four major categories, as referred to below:

•	costs relating to the acquisition structure;
•	financing costs;
•	costs relating to the sales of assets to Fortune Brands and other third parties;
•	costs relating to the restructuring and integration of the two existing groups.

In accordance with French tax and legal rules, Pernod Ricard can only be required to pay the expenses it incurred in its own interest. Accordingly, it was agreed that Pernod Ricard would re-bill the balance of the costs it incurred to the entities that benefited from the services corresponding to such costs in accordance with the methodology set out below:

•	acquisition costs: rebilling in accordance with the allocations provided by the various advisors identifying the nature and purpose of the service rendered;
•

financing costs: rebilling, firstly, on a prorated basis of the various syndicated credit lines and, secondly, of intercompany refinancing relating to the transfers of AD assets within the Pernod Ricard Group;

•

expenses relating to the sales: rebilling in accordance with the allocations provided by the various advisors identifying the nature and purpose of the service rendered, both for the sales to Fortune Brands and for sales to other third parties;

•

costs of restructuring and integration of the two existing groups: rebilling in accordance with the allocations provided by the various advisors identifying the nature and purpose of the service rendered.

Upon completion of this rebilling, Pernod Ricard will retain responsibility for its own costs, amounting to approximately 20% of the total amount.

Directors concerned: Mr Patrick Ricard and Mr Pierre Pringuet, who also hold corporate offices in some of the companies to be re-billed.

The rebilling operation was approved by your Board of Directors at its meeting on 14 June 2006.

2. Agreements authorised during prior financial years which continued to have effect during the year

In addition, in application of the decree of 23 March 1967, we were informed of the following agreements which were approved in prior financial years which continued to have effect during the 2005/2006 financial year.

2.1 AGREEMENTS IN THE CONTEXT OF REFINANCING OF THE SEAGRAM DEBT

In order to refinance the Seagram debt, your Board of Directors, convened on 28 July 2004, approved Pernod Ricard’s commitment as co-borrower to a multi-currency syndicated revolving loan for a total of €1.4 billion for a period of 5 years, as well as the participation of Société Générale in this operation.

•

Borrowers: Pernod Ricard, Etablissements Vinicoles Champenois SA, Chivas Brothers (Holdings) Ltd, Austin Nichols and Co Inc, as well as any company in the Pernod Ricard Group which shall become a borrower (including Pernod Ricard Finance SA);

•	Lenders: a syndicate of around twenty banks, including Société Générale, Crédit Suisse First Boston International, Bank of Ireland, JP Morgan Plc and Calyon.

During the financial year ended 30 June 2006, the entire amount of the revolving loan was repaid. Repayment occurred on 2 August 2005.

2.2 AGREEMENT WITH PERNOD RICARD FINANCE SA

Your Board of Directors, convened on 28 July 2004, authorised the irrevocable commitment of Pernod Ricard SA to subscribe to a capital increase in Pernod Ricard Finance SA in the event of the exercise of the intra-group loan Put Option, with a view to enabling Pernod Ricard Finance SA to fulfil its obligations in this regard. This Put Option may not be transferred to a third party outside of the Pernod Ricard Group.

This situation has yet to arise.

2.3 AGREEMENTS IN THE CONTEXT OF THE ACQUISITION OF ALLIED DOMECQ

2.3.1 Your Board of Directors, convened on 19 April 2005, approved loan agreements in an amount of €9.3 billion to be signed for the acquisition of Allied Domecq Plc, as well as the different related Accession Letters.

Borrowers: Pernod Ricard SA, Goal Acquisitions (Holdings) Ltd, Pernod Ricard Finance SA, Chivas Brothers Limited, Martell & Co, Etablissements Vinicoles Champenois SA, Austin Nichols and Co, Chivas Brothers (Holding) limited.

Lenders: JP Morgan Plc, Morgan Stanley Bank International Ltd, BNP Paribas, Royal Bank of Scotland, and Société Générale (as arranger), and BNP Paribas (as agent).

These loans were taken out on 2 August 2005 for an amount of €4.9 billion. Interest costs arising on these loans in the financial year amounted to €142 million.

2.3.2 In order to enable Comrie Plc, a subsidiary of Pernod Ricard, to refinance its debt and to participate in the financing of Allied Domecq, your Board of Directors, convened on 29 June 2005, authorised a loan agreement by Pernod Ricard to its subsidiary, Comrie Plc, as was proposed. This loan may total a maximum amount of €2 billion, it will be renewable by period of 1 to 6 months, with a total term not exceeding 5 years. It will bear interest at Euribor +0.5% to +1%, in relation with the definitive financing costs borne by Pernod Ricard.

The balance on this loan was €479 million at 30 June 2006. Interest recognised in the financial year amounted to €37 million.

2.4 JOINT GUARANTEE COMMITMENTS

2.4.1 Agreements with Pernod Ricard Finance

2.4.1.1 The Company issued, to the benefit of Pernod Ricard Finance and to the intention of the holders of its commercial paper, an irrevocable and unconditional guarantee carrying a 0.10% annual commission.

The amount guaranteed at 30 June 2006 was €270 million.

The Company billed €455,957 in commissions in respect of this guarantee for the financial year ended 30 June 2006.

2.4.1.2 The issue, to the benefit of Pernod Ricard Finance and to the intention of Caisse d’Epargne Provence Alpes-Corse, of an irrevocable and unconditional guarantee on the repayment of principal and interest on a loan, whose initial amount was €45,734,705, granted by this financial institution to Pernod Ricard Finance. This guarantee covers the period to the loan’s maturity on 14 March 2007.

This guarantee carries a 0.10% annual commission on the amounts guaranteed.

The Company billed €45,735 in commission for the financial year ended 30 June 2006 on an outstanding balance of €45,734,705.

2.4.2 Agreements with Comrie

The Company is guarantor to Société Générale in connection with loan notes amounting to €48,487 at 30 June 2006.

2.5 BRAND AGREEMENTS

2.5.1 Brand licensing agreements

2.5.1.1 The Company entered into a brand licensing agreement with Ricard SA from 1 January 2004 to 31 December 2008, renewable by tacit agreement.

The Company billed Ricard SA €25,079,765 in royalties under this brand licensing agreement for the financial year ended 30 June 2006.

2.5.1.2 The Company entered into a brand licensing agreement with Pernod SA from 1 January 2004 to 31 December 2008, renewable by tacit agreement.

The Company billed Pernod SA €13,212,889 in royalties under this brand licensing agreement in the financial year ended 30 June 2006.

2.5.1.3 With Cusenier; in application of the licensing agreement entered into on 1 January 1996.

The Company billed Cusenier €783,051 in royalties under the brand licensing agreements in the financial year ended 30 June 2006.

2.5.2 Operating license concessions

The Company entered into a concession arrangement with Ricard SA in respect of the international operating rights related to the Dorville brand, commencing in October 2002, subject to the payment of royalties equal to 3% of related net sales. Royalties paid in respect of the 2005/2006 financial year amounted to €59,332.

2.5.3 Exclusive licensing agreement

The Company and Spirit Partners entered into an exclusive licensing agreement, effective from 1 January 2004, for a period of 5 years and renewable by tacit agreement. The license is granted subject to the payment by Spirit Partners to Pernod Ricard of an annual royalty equal to 2% of the net sales generated from the use of the brands. Royalties paid in respect of the 2005/2006 financial year amounted to €14,300.

2.6 ADVANCES, LOANS AND BORROWINGS

2.6.1 Loan agreement with Havana Club Holding

In the context of the resumption of distribution activity in Cuba, the Board of Directors authorised three loans to Havana Club Holding SA:

•

the first loan was for a maximum amount of US$ 7,390,000, with a 7.5% annual interest rate and a five-year term. It was drawn in the amount of US$3,930,000 at 30 June 2006 and generated interest of €248,391 in the 2005/2006 financial year;

•	the second loan was for an amount of US$834,000, with a 7.5% annual interest rate and a six-year term (with a one-year grace period). This loan was not entered into;
•

the third loan was for an amount of US$1,360,000 with a 7.5% annual interest rate and a six-year term. It was drawn in the amount of US$1,066,667 at 30 June 2006 and generated interest of €31,464 in the 2005/2006 financial year.

These three loans were granted to enable Havana Club Holding SA to finance Havana Club International SA.

2.6.2 Agreements with Pernod Ricard Finance

The Company signed a treasury agreement with Pernod Ricard Finance, effective since 1 January 2004, whose purpose is to combine, under a single agreement, all existing bilateral treasury agreements between Pernod Ricard Finance and other Pernod Ricard Group companies that are not integrated into the automated cash pooling system, to standardise them, and to update and specify the terms and conditions relating to interest charges on loans and borrowings under the cash pooling mechanism.

Under this agreement, Pernod Ricard SA was invoiced €11,393,505 in interest charges by Pernod Ricard Finance in respect of the 2005/2006 fiscal year.

Neuilly-sur-Seine and La Défense, 6 October 2006
The Statutory Auditors
DELOITTE & ASSOCIÉS		MAZARS & GUÉRARD
Alain Pons	Alain Penanguer	Frédéric Allilaire

Presentation and text of the resolutions proposed to the Annual General Meeting

250	Presentation of the resolutions
250	Ordinary resolutions
251	Extraordinary resolutions

253	Agenda & draft resolutions
253	Agenda
253	Draft resolutions

258	Special Report of the Statutory Auditors

Presentation of the resolutions

ORDINARY RESOLUTIONS

We ask you to approve the parent company financial statements and the consolidated financial statements for the financial year ended 30 June 2006 (first and second resolutions), and propose that you resolve to distribute a dividend of €2.52 per share (third resolution).

In light of the interim dividend of €1.12 per share paid by the Company on 5 July 2006, the balance amounting to €1.40 per share will be distributed on 15 November 2006.

We also propose that you approve the related-party agreements presented in the special report of the Statutory Auditors shown on page 241 to 248 of this document (fourth resolution).

As the term of office of Mr François Gérard as Director is due to expire at this Shareholders Meeting, we propose that you renew his term of office for a further term of four years (fifth resolution). The information concerning Mr François Gérard is shown on page 136 of this document.

We propose that you set the aggregate amount of directors’ fees allocated to the Board of Directors for the financial year ending 30 June 2007 at the amount of €600,000 (sixth resolution).

Pursuant to the share repurchase programme authorised by the Shareholders Meeting of 10 November 2005, 232,676 shares were purchased between 1 June 2006 and 14 June 2006, at a weighted average cost of €152.05 per share. These shares were all allocated to the reserve for the stock option plan set up on 14 June 2006.

At 20 September 2006, the total number of treasury shares held by the Company was 3,079,722 (representing 3.27% of the share capital). These shares have all been allocated to the stock option plans for the purchase of shares that have been set up.

It is proposed that you replace this share repurchase programme with a new share repurchase programme that will be valid for a period of eighteen months (seventh resolution).

Purchases may be made within the limit of 10% of the share capital, namely, for information purposes, 9,406,143 shares (based on the number of shares existing at 20 September 2006) with a view to pursuing the following objectives in particular:

•	granting shares to the Company’s and its Group’s employees and/or directors, in any authorised form, in particular by granting stock options or within the scope of employee profit sharing plans;
•

covering the Company’s commitments pursuant to stock options with cash payments concerning rises in the stock market price of the Company’s share, granted to employees and directors of the Company and its Group;

•	making free allocations of shares to employees and/or directors;
•	delivering securities upon the exercise of rights attaching to securities giving access to the share capital;
•	using them as a means of payment or exchange, in particular in connection with external growth transactions;
•	cancelling them; or
•

enabling an investment services intermediary to act on the secondary market or to ensure liquidity of the Company’s share by means of a liquidity agreement, in compliance with the terms of a code of conduct approved by the French Financial Markets Authority (AMF), and in accordance with the terms and conditions set by French regulations and recognised market practice.

We propose that the maximum purchase price be set at €250 per share.

It is specified that the purchase of these shares, and their sale or transfer, may be made by any means authorised by the regulations in force and, in particular, by using financial derivatives and sale and repurchase agreements.

EXTRAORDINARY RESOLUTIONS

1. Authorisation to be granted to the Board of Directors to cancel the treasury shares that the Company has purchased (eighth resolution)

In the seventh resolution mentioned above, we propose that you authorise the Board of Directors to purchase shares in the Company within the limit of 10% of the share capital, in accordance with Article L.225-209 of the French Commercial Code.

One of the objectives of this process is, in particular, the possible cancellation of the shares thus purchased in order to optimise earnings per share and return on equity.

As a result, your Board of Directors requests an authorisation to reduce the share capital with a view to cancelling all or part of the shares bought by the Company within the scope of the above-mentioned share repurchase programme, within the limit of 10% of the capital as authorised by law.

The financial impact of such a transaction would be described, where applicable, in the information notice which would be published by the Company in accordance with the regulations in force.

The authorisation requested, which would be granted for a period of twenty-four months, would supersede the authorisation of the same kind granted by your Shareholders Meeting on 10 November 2005.

2. Authorisation to be granted to the Board of Directors to issue stock options to subscribe for and/or purchase shares (ninth resolution)

At the Shareholders Meeting of 17 May 2004, you authorised the Board of Directors to award certain Group employees stock options for the subscription and/or purchase of the Company’s shares.

This authorisation was granted for a period of thirty-eight months and therefore expires on 17 July 2007.

Your Board of Directors asks you to authorise it to grant to the Group’s employees and/or directors stock options entitling them to subscribe for new shares of the Company, to be issued pursuant to a share capital increase, or stock options entitling them to purchase shares in the Company, resulting from a repurchase made within the scope of a share repurchase programme; the total amount of the options granted pursuant to this authorisation may not grant entitlement to subscribe for a number of shares representing more than 5% of the Company’s current share capital.

For information purposes, the Board is considering allocating these stock options to senior management with high-level responsibilities within the Group and executive officers and/or senior management or other employees who have demonstrated strong professional commitment to the Group and to reward outstanding personal achievements.

The maximum exercise period for the stock options would be set at 10 years and the subscription and/or purchase price for the shares would be determined by the Board of Directors on the date of the decisions to grant stock options within the limits and under the conditions set by the applicable legal provisions but without the Board being able to apply any discount.

The authorisation requested would be granted for a period of thirty-eight months and would supersede the authorisation of the same kind granted by your Shareholders Meeting on 17 May 2004.

3. Delegation of authority to the Board of Directors to issue share warrants during a public offer period (tenth resolution)

Pursuant to the French Act of 31 March 2006 relating to public purchase offers, we ask you to authorise the Board of Directors to issue share warrants during a public offer period relating to the Company’s shares and to allocate them free of charge to all the shareholders. These share warrants would enable the shareholders to subscribe for shares in the Company under preferential conditions. The share warrants would lapse in the event of failure, withdrawal or lapsing of the public offer concerned and any potential competing offer.

The number of share warrants to be issued would be limited to the number of shares making up the share capital at the time of issue and the nominal amount of the shares that would thus be issued would be limited to €145,000,000, it being specified that this maximum will be set independently of the maximum amounts applicable to the other delegations of authority and authorizations granted by your Shareholders Meeting. The authorisation requested would be granted for a period of eighteen months.

The authorisation requested would be granted for a period of eighteen months.

4. Delegation of authority to the Board of Directors to carry out capital increases reserved for members of a company savings plan (eleventh resolution)

In accordance with Article L.225-129-6 of the French Commercial Code, the Board is required to submit to you a proposal to grant a delegation of authority to the Board of Directors in order to carry out capital increases with deleting preferential subscribtion rights by issuing shares or securities giving access to the Company’s share capital reserved for the members of a company savings plan set up by the Company and the companies or groupings that are affiliated to it.

The total number of ordinary shares that would be issued pursuant to this delegation of authority may not represent more than 2% of the Company’s share capital at the close of the Shareholders Meeting, it being specified that this maximum will be set independently of the amounts applicable to the other delegations of authority and authorisations granted by your Shareholders Meeting.

The price of the new shares to be issued pursuant to this resolution may neither be (i) more than 20% lower (or 30% lower when the vesting period provided for by the plan pursuant to Article L.443-6 of the French Employment Code is equal to or greater than ten years) than the average of the opening market prices of the Company’s share during the twenty stock market trading days prior to the decision setting the opening date of the subscription period, nor (ii) greater than this average;

The authorisation requested would be granted for a period of twenty-six months and would supersede the authorisation delegation of the same kind granted by your Shareholders Meeting on 10 November 2005.

5. Capital decrease not due to losses (twelfth resolution)

The Company currently holds all the shares in the capital of Santa Lina which holds 3,209,032 of the Company’s shares.

On 20 September 2006, the Board of Directors decided on the dissolution without liquidation of Santa Lina leading to the transfer of all the assets and liabilities of Santa Lina to the Company. This transfer will take place at the close of the statutory period provided for objections by creditors or if any such objection has been made, when such objections have been rejected by the court of first instance or the claims have been paid or guarantees set up.

Subject to this condition, we propose that you decide to cancel all the treasury shares that the Company may hold following the transfer of all the assets and liabilities of Santa Lina and on a corresponding reduction in the share capital for an amount of €9,947,999.20, by allocating the difference between the value of the cancelled shares and their par value to the “Conversion premium” account.

6. Amendment of Article 32-III of the bylaws (thirteenth resolution)

We propose that you amend the first paragraph of Article 32-III of your Company’s bylaws with respect to the limitation on the voting rights held by each member of the Shareholders Meeting.

The bylaws would henceforth specify that the number of voting rights held by each member of the Shareholders Meeting would be calculated on the basis of the total number of voting rights expressed at the Shareholders Meeting and would include the voting rights that are assimilated thereto within the meaning of Article L.233-9 of the French Commercial Code (excluding the fourth), thus making it possible to group together the voting rights held by persons acting in concert.

Combined, Ordinary and Extraordinary

Shareholders Meeting

of 7 November 2006

AGENDA

Items on the agenda presented to the Ordinary Shareholders Meeting:

1)	Approval of the parent company financial statements for the financial year ended 30 June 2006;
2)	Approval of the consolidated financial statements for the financial year ended 30 June 2006;
3)	Allocation of the results for the financial year ended 30 June 2006 and distribution of dividends;
4)	Approval of related-party agreements;
5)	Renewal of Mr François Gérard’s term of office as Director;
6)	Setting the Directors’ fees allocated to the Board of Directors;
7)	Authorisation granted to the Board of Directors to purchase, retain or transfer the Company’s shares;

Items on the Agenda presented to the Extraordinary Shareholders Meeting:

8)	Authorisation granted to the Board of Directors to reduce the share capital by cancelling shares re-purchased previously;
9)

Authorisation granted to the Board of Directors to award the Company’s employees and directors stock options for the subscription of shares of the Company to be issued or for the purchase of existing shares;

10)	Delegation of authority to the Board of Directors to issue share warrants in the event of a purchase offer with regard to the Company;
11)	Delegation of authority to the Board of Directors to carry out capital increases reserved for the members of a company savings plan;
12)	Capital decrease not due to losses;
13)	Amendment of Article 32 of the bylaws;
14)	Powers to carry out the necessary legal formalities.

DRAFT RESOLUTIONS

Resolutions presented to the Ordinary Shareholders Meeting

FIRST RESOLUTION (Approval of the parent company financial statements for the financial year ended 30 June 2006) - Having reviewed the report of the Board of Directors and the reports of the Statutory Auditors in respect of the financial year ended 30 June 2006, and after presentation of the income statement, balance sheet and notes to the financial statements for the said financial year, the Shareholders Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, approves the income statement, balance sheet, notes to the financial statements and all transactions recorded therein, as presented to it.

SECOND RESOLUTION (Approval of the consolidated financial statements for the financial year ended 30 June 2006) - Having reviewed the report of the Board of Directors and the reports of the Statutory Auditors in respect of the financial year ended 30 June 2006, and after presentation of the consolidated income statement, consolidated balance sheet and related notes for the said financial year, the Shareholders Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, approves the consolidated income statement, consolidated balance sheet, notes to the consolidated financial statements and all transactions recorded therein, as presented to it.

THIRD RESOLUTION (Allocation of the results for the financial year ended 30 June 2006 and distribution of dividends) - Having reviewed the report of the Board of Directors and the report of the Statutory Auditors, the Shareholders Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings:

•	records that the profit for the financial year ended 30 June 2006 amounts to €56,193,655.94;
•	records that retained earnings amount to €364,691,170.04;
•	records that distributable earnings for the financial year, after an allocation of €2,809,682.80 to the legal reserve, amount to €418,075,143.18;
•

resolves to pay the shareholders an amount of €2.52 per share as a dividend payment, that is a total amount of €237,034,826.28, corresponding to the total amount of the profit for the financial year and an amount of €180,841,170.34 taken from the “Retained earnings” account;

•	resolves to allocate the balance of distributable profit to retained earnings for an amount of €181,040,316.90.

As an interim dividend of €1.12 per share was paid on 5 July 2006, the balance amounting to €1.40 per share will be distributed on 15 November 2006.

The dividend grants entitlement as from 1 January 2006 to the 40% tax deduction applicable to individual shareholders who are French tax residents, i.e. an amount of €1.008 per share.

The General Meeting resolves that the amount of the dividend accruing to treasury shares held by the Company, or those that have been cancelled, at the time of payment will be allocated to “Retained earnings”.

It is to be noted that the dividends distributed over the last three financial years were as follows:

Financial year	Number of shares	Net dividend	Tax credit (2)	Total dividend

2002	70,484,081	€1.80	€0.90	€2.70
2003	70,484,081	€1.96	€0.98	€2.94
2004/2005 (1)	93,672,230	€3.22	—	€3.22

(1)	The previous financial period covered 18 months from 1 January 2004 to 30 June 2005.
(2)	The tax credit has been shown at a single rate of 50% for the requirements of this table.

FOURTH RESOLUTION (Approval of related-party agreements) - Having reviewed the special report of the Statutory Auditors on the related-party agreements referred to in Article L.225-38 of the French Commercial Code, the Shareholders Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, approves the agreements described in such report that came into effect or continued during the previous financial year.

FIFTH RESOLUTION (Renewal of Mr François Gérard’s term of office as Director) – After recording that Mr François Gérard’s term of office as Director is due to expire, the Shareholders Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, resolves to renew his term of office for a period of four years to expire at the close of the Shareholders Meeting to be convened in 2010 to approve the financial statements for the previous financial year.

SIXTH RESOLUTION (Setting the directors’ fees allocated to the Board of Directors) – The Shareholders Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, resolves to set the aggregate sum of directors’ fees in respect of the current financial year at €600,000.

SEVENTH RESOLUTION (Authorisation granted to the Board of Directors to purchase, retain or transfer the Company’s shares) – Having reviewed the report of the Board of Directors, the Shareholders Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, authorises the Board of Directors to trade in the Company’s shares under the provisions of Articles L.225-209 et seq. of the French Commercial Code, with the possibility to sub-delegate powers under the conditions provided for by law.

The Company may carry out transactions with regard to its own shares with a view, inter alia, to:

i)

granting shares to the Company’s and its Group’s employees and/or directors, in any authorised form, in particular by granting stock options to said employees and/or directors of the Company and its Group or within the scope of employee profit sharing plans;

ii)

covering its commitments pursuant to stock options with cash payments concerning rises in the stock market price of the Company’s share, granted to employees and directors of the Company and its Group;

iii)	making free allocations of shares to employees and/or directors within the framework of Articles L.225-197-1 et seq. of the French Commercial Code;
iv)	delivering securities upon the exercise of rights attaching to securities giving access to the share capital;
v)	using them as a means of payment or exchange, in particular in connection with external growth transactions;
vi)	cancelling them, where applicable; or
vii)

enabling an investment services intermediary to act on the secondary market or to ensure liquidity of the Company’s share by means of a liquidity agreement, in compliance with the terms of a code of conduct approved by the French Financial Markets Authority (AMF), and in accordance with the terms and conditions set by French regulations and recognised market practice.

These shares may be purchased, sold, transferred or exchanged by any means authorised pursuant to the regulations in force, including, in particular, by private transactions, sales of blocks of shares, sale and repurchase agreements and using any financial derivatives traded on a regulated market or via over-the-counter transactions, or setting up option strategies (purchases and sales of puts and calls and any combinations thereof). These transactions may be carried out when the Board of Directors considers them appropriate. Transactions involving blocks of shares may account for the entire share repurchase program.

These transactions may be carried out at any time, including during a public offer period, within the limits defined by the applicable regulations and those set out below:

i)	Maximum purchase price:	€250
ii)	Maximum purchases authorised:	€2,351,535,750

If the share capital is increased via the capitalisation of reserves and the allocation of bonus shares, or in the event of a stock split or reverse stock split, the above prices will be adjusted by a multiplier equal to the ratio between the number of shares making up the share capital before the transaction and the number of shares existing after the transaction.

If the Company purchases its own shares, the number of shares purchased must be such that:

i)

the Company does not purchase more than 10% of the shares making up its share capital at any time during the term of the share repurchase programme; this percentage will be applied to the share capital adjusted on the basis of capital transactions carried out after this Shareholders Meeting, i.e., for information purposes, at 20 September 2006, 9,406,143 shares; and

ii)	the number of its own shares held by the Company at any time does not exceed 10% of the number of shares making up its share capital.

With a view to implementing this authorisation, full powers are granted to the Board of Directors for the purposes set out below, with the possibility to sub-delegate such powers within the limits set by the bylaws and French law:

i)	to place any orders on or off the stock market;
ii)	to enter into any agreements with a view inter alia to keeping the registers with regard to purchases and sales of shares;
iii)	to make all filings and carry out all formalities with the French Financial Markets Authority and any other body; and
iv)	to carry out all other formalities, and, generally, do all that is necessary.

The Board of Directors shall inform the Shareholders Meeting of the transactions performed pursuant to this resolution.

This authorisation will be valid for a period of 18 months from the date of this meeting. It renders ineffective the unused portion of the authorisation granted by the Combined Ordinary and Extraordinary Shareholders Meeting of 10 November 2005.

Resolutions presented to the Extraordinary Shareholders Meeting

EIGHTH RESOLUTION (Authorisation granted to the Board of Directors to reduce the share capital by cancelling shares re-purchased previously) – Having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, the Shareholders Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings and in accordance with Articles L.225-209 et seq. of the French Commercial Code:

1)

authorises the Board of Directors to reduce the share capital by cancelling, on one or more occasions, all or part of the Company’s own shares held by the Company or acquired by it pursuant to the share repurchase programmes authorised by the Shareholders Meeting in accordance with the seventh resolution above, within the limit of 10% of the capital as authorised by law;

2)

resolves that the excess amount of the purchase price of the shares cancelled as compared to their par value shall be allocated to the “Share premiums” account or to any available reserve accounts, including the legal reserve, within the limit of 10% of the reduction in capital carried out; and

3)

grants the Board of Directors full powers, with the possibility to sub-delegate such powers within the conditions limits set by the bylaws and by French law, to cancel, on its own decision, the shares thus acquired, to reduce the share capital accordingly, to allocate the excess amount as provided for above, and to make the corresponding amendments to article 6 of the bylaws.

This delegation of powers will be valid for a period of 24 months from the date of this meeting. It cancels and supersedes the authorisation given by the Shareholders Meeting of 10 November 2005.

NINTH RESOLUTION (Authorisation granted to the Board of Directors to award the Company’s employees and directors stock options for the subscription of shares of the Company to be issued or for the purchase of existing shares) - Having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, the Shareholders Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings and in accordance with Articles L.225-177 et seq. of the French Commercial Code:

1)

authorises the Board of Directors to grant, on one or more occasions, on its own decision, to some or all employees and directors of the Company and companies and economic interest groupings that are related to it under the conditions provided for in Article L.225-180 of the French Commercial Code, stock options for the subscription of new shares of the Company to be issued or for the purchase of existing shares;

2)	resolves that the total number of stock options may not give rise to the subscription or purchase of a number of shares exceeding 5% of the Company’s current share capital;
3)	resolves that:
i)

in accordance with Article L.225-177 of the French Commercial Code, if the stock options granted are options to subscribe for shares, the subscription price of the shares for beneficiaries will be determined by the Board of Directors on the date when the options are granted, and such price may not be lower than the average of the closing prices for the twenty stock market trading sessions prior to the date when the options are granted;

ii)

in accordance with Article L.225-179 of the French Commercial Code, if the stock options granted are options to purchase shares, the purchase price of the shares for beneficiaries will be determined by the Board of Directors on the date when the options are granted, and such price may not be lower than the average of the closing prices for the twenty stock market trading sessions prior to the date when the options are granted or the average purchase price of the shares held by the Company in accordance with Articles L225-208 and L.225-209 of the French Commercial Code.

4)	resolves that the exercise period for the stock options may not exceed 10 years as from the date of grant of the options by the Board of Directors;
5)

places on record that this authorisation entails an express waiver by the shareholders, in favour of the beneficiaries of the stock options, of the shareholders’ preferential rights to subscribe for the shares to be issued as and when the stock options are exercised; The share capital increase resulting from the exercise of stock options to subscribe for shares will be finally completed simply as a result of a declaration of exercise of the stock option, accompanied by a subscription form and the payment in cash or by offsetting against receivables held for the corresponding amount;

6)	resolves that the price and/or the number of shares to be subscribed and/or purchased may be adjusted to take into account financial transactions carried out by the Company;
7)

grants the Board of Directors full powers, with the possibility to sub-delegate such powers within the limits set by the bylaws and by French law, to implement this resolution and to determine, within the limits provided for by law or the regulations, all the other terms and conditions for awarding the options and exercising them, and in particular to:

i)

set the exercise period(s) for the stock options within the limit referred to above, set the subscription or purchase price of the shares in accordance with the terms and conditions set out above, draw up a list of beneficiaries of the stock options, set, where applicable, the number of stock options offered to each of them and decide on a possible prohibition on reselling immediately the shares purchased and/or subscribed;

ii)	provide for the possibility to suspend temporarily the exercise of stock options, in the event of performance of financial transactions or trades;
iii)

offset, where appropriate, the costs of share capital increases against the amount of the share premiums related to these share capital increases and deduct from this amount the sums required to increase the legal reserve to one-tenth of the new amount of share capital after each such share capital increase;

iv)	amend the bylaws accordingly and, in general, do whatever may be appropriate and necessary to implement this authorisation.

At the first meeting following each financial year-end, the Board of Directors will record, where appropriate, the number and amount of the shares issued during the financial year, make the necessary amendments to the bylaws and carry out the publication formalities.

In accordance with Article L.225-184 of the French Commercial Code, the Board of Directors will inform the shareholders every year, in a special report, at the Ordinary Shareholders Meeting, of the transactions carried out within the scope of this resolution.

This authorisation will be valid for a period of 38 months from the date of this meeting and cancels and supersedes the unauthorised portion of the authorisation given by the Shareholders Meeting of 17 May 2004.

TENTH RESOLUTION (Delegation of authority to the Board of Directors to issue share warrants in the event of a public offer with regard to the Company) - Having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, the Shareholders Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings and in accordance with Articles L.233-32 II and L.233-33 of the French Commercial Code:

1)

delegates authority to the Board of Directors to decide on the issue, in the event of a public offer with regard to the Company, on one or more occasions, and in the proportions and at the times it considers appropriate, warrants making it possible to subscribe, under preferential conditions, for one or more of the Company’s shares and the free allocation of such warrants to all the Company’s shareholders who have the status of shareholder prior to the expiry of the public offer period, as well as to set the conditions for exercise and other features of such share warrants;

2)

resolves that the maximum nominal amount of the ordinary shares that may be issued via the exercise of such warrants may not exceed a maximum of €145,000,000, it being specified that this maximum amount has been set independently of any other maximum amount relating to issues of shares or securities giving access to the Company’s share capital authorised by the Shareholders Meeting, and the maximum number of warrants that may be issued may not exceed the number of shares making up the share capital at the time of issue of the warrants;

3)	resolves that this delegation of authority may only be used in the event of a public offer being made with regard to the Company;
4)

resolves that the Board of Directors shall have full powers, with the possibility to sub-delegate within the limits set by the bylaws and by French law, to implement this delegation under the conditions provided for by French law.

This delegation will be valid for a period of 18 months as from the date of this Shareholders Meeting.

ELEVENTH RESOLUTION (Delegation of authority to the Board of Directors to carry out capital increases reserved for the members of a company savings plan) – Having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, the Shareholders Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, and in accordance with Articles L.225-129-6 and L.225-138-1 of the French Commercial Code and Articles 443-1 et seq. of the French Employment Code:

1)

delegates to the Board of Directors the necessary authority to carry out, on one or more occasions, on its own decision, both in France and other countries, increases in the Company’s share capital by issuing shares or securities giving access to the Company’s share capital (other than preference shares) reserved for the members of a company savings plan;

2)

resolves that the beneficiaries of these capital increases will be, either directly or through the intermediary of a company investment fund or any other structures or entities authorised by the applicable legal or regulatory provisions, the members of a savings plan of the Company and the companies or groupings affiliated to it within the meaning of Article L.225-180 of the French Commercial Code and which also meet any conditions that may be set by the Board of Directors;

3)

resolves to cancel the shareholders’ preferential subscription right with regard to the shares and securities giving access to the Company’s share capital issued pursuant to this resolution, in favour of the above-mentioned beneficiaries;

4)

delegates furthermore to the Board of Directors the necessary authority to make, on one or more occasions, on its own decision, in favour of the above-mentioned beneficiaries, free allocations of shares or other securities giving access to the Company’s share capital (other than preference shares), it being specified that (i) the total benefit resulting from these allocations may not exceed, depending on the method retained, the legal or regulatory limits applicable pursuant to Articles L.443-5 and L.443-7 of the French Employment Code, and (ii) the Company’s shareholders waive any right (in particular the right of allocation) with regard to the securities that may be issued free pursuant to this resolution;

5)

resolves that the total number of shares that may be issued, immediately and/or in the future, pursuant to this delegation of authority, may not exceed 2% of the Company’s share capital at the close of this Shareholders Meeting, it being specified that this maximum is set independently. Accordingly, the nominal amount of the share issues made pursuant to this resolution will not reduce any other maximum relating to the issues of shares or securities giving access to the Company’s share capital authorised by this Shareholders Meeting;

6)

resolves that the price of the new shares to be issued pursuant to this resolution may neither be (i) more than 20% lower (or 30% lower when the vesting period provided for by the plan pursuant to Article L.443-6 of the French Employment Code is equal to or greater than ten years) than the average of the opening market prices of the Company’s share during the twenty stock market trading days prior to the decision setting the opening date of the subscription period, nor (ii) greater than this average;

7)

resolves that the Board of Directors will have full powers, with the possibility to sub-delegate within the limits set by the bylaws and by French law, to implement this resolution, and in particular in order to:

i)	decide on the features, amount and terms and conditions of any issue of shares or securities giving access to the Company’s ordinary shares;
ii)

draw up a list of the companies whose employees will be the beneficiaries of the issues carried out pursuant to this resolution as well as the conditions, in particular in respect of length of service, to be met by the beneficiaries of the share capital increases that are thus carried out;

iii)	determine that the subscriptions may be made directly by the beneficiaries or through employee mutual funds;
iv)	take all steps to carry out the share capital increases and, where applicable, the free allocations of shares or other securities giving access to the capital; and
v)

enter into all agreements, draw up all documents, record the completion of the share capital increases, amend the by-laws accordingly, where applicable, carry out or have carried out all acts, formalities or filings with all bodies and, more generally, do whatever may be necessary.

This delegation will be valid for a period of 26 months as from the date of this meeting. It cancels and supersedes the authorisation given by the Shareholders Meeting of 10 November 2005.

TWELFTH RESOLUTION (Capital decrease not due to losses) – Having reviewed the report of the Board of Directors and the report of the Statutory Auditors, the Shareholders Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings:

i)

records that by a decision made on 20 September 2006, the Company’s Board of Directors decided on, pursuant to the provisions of Article 1844-55(3) of the French Civil Code, the dissolution without liquidation of Santa Lina, on the sole condition that, upon the expiry of the period for objections by creditors provided for by Article 8(2) of Decree N°78-704 of 3 July 1978, the creditors have not made any objection to the dissolution, or if any such objection has been made, such objections have been rejected by the court of first instance or the claims have been paid or guarantees set up;

ii)

records that, in accordance with Article 5 of Decree N°67-236 of 23 March 1967, the Company, in the capacity of sole shareholder of Santa Lina, filed with the office of the clerk of the Commercial Court of Paris a declaration of dissolution without liquidation of Santa Lina and, pursuant to Article 287 of Decree N°67-236 of 23 March 1967, published a notice relating to the dissolution of Santa Lina in a journal authorised to receive legal announcements dated 7 October 2006;

iii)

records, accordingly, that the period for objections by creditors provided for by Article 8(2) of Decree N°78-704 of 3 July 1978 expired at midnight on 6 November 2006, without any creditor having objected to the dissolution and that, in accordance with Article 1844-5 of the French Civil Code, the transfer of all the assets and liabilities of Santa Lina to the Company was completed on the date hereof;

iv)	records that the assets transferred by Santa Lina within the scope of the transfer of all its assets and liabilities include 3,209,032 shares of the Company that the Company does not wish to retain;
v)

resolves to cancel these 3,209,032 shares by means of a capital decrease amounting to €9,947,999.20 corresponding to the par value of these shares, thus reducing the Company’s capital from €291,590,460.90 to €281,642,461.70 and thus leading to a decrease in the number of the Company’s shares from 94,061,439 to 90,852,407;

vi)

resolves to allocate to the “Conversion premium” account an amount corresponding to the difference between the accounting value at the Effective Date of the 3,209,032 shares of the Company that were transferred to the Company within the scope of the dissolution without liquidation of Santa Lina and the par value of such shares, that is a total amount of €462,036,427.36; and

vii)	grants full powers to the Board of Directors, with the possibility of sub-delegation to the Chief Executive Officer, or with his agreement, to one or more Managing Directors, in order to:
•	record the reduction in share capital decided pursuant to this resolution;
•	amend the bylaws accordingly; and
•	in general, carry out all operations and formalities that are necessary in order to carry out this share capital reduction.

THIRTEENTH RESOLUTION (Amendment of Article 32 of the bylaws) – Having reviewed the report of the Board of Directors, the Shareholders Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, resolves to amend the Company’s bylaws as follows:

The first paragraph of Article 32 III. will henceforth be drafted as follows:

“III. Each member of the Shareholders Meeting shall have as many votes as the number of shares such shareholder owns and represents within the limit of 30% of the voting rights of the shareholders present or represented. The proxy for a shareholder will enjoy the votes granted to him by the shareholder appointing him under the same conditions and within the same limits.”

After this first paragraph of Article 32 III, a new paragraph will be inserted that will be drafted as follows:

“ In order to apply this limitation, for each member of the Shareholders Meeting, the number of voting rights held by the shareholder and those that are assimilated thereto pursuant to Article L.233-9 of the French Commercial Code shall be taken into account.”

The rest of the article remains unchanged.

FOURTEENTH RESOLUTION (Powers to carry out the necessary formalities) – The General Meeting grants full powers to the bearer of a copy or an extract of the minutes of this meeting to carry out, everywhere they may be required, any legal formalities for the purposes of registration or for publication or otherwise, as required.

Special Report of the Statutory Auditors

REPORT OF THE STATUTORY AUDITORS ON THE DECREASE IN SHARE CAPITAL BY CANCELLATION OF TREASURY SHARES

Combined Shareholders Meeting of 7 November 2006 – 8th resolution

Dear shareholders,

As Statutory Auditors to Pernod Ricard and in accordance with the engagement provided for by Article L.225-209 of the French Commercial Code in the case of a decrease in share capital by cancellation of treasury shares, we have prepared this report with the objective of informing you of our understanding of the reasons for and conditions of the envisaged decrease in share capital

We conducted our procedures in accordance with the professional standards applicable in France; those standards require that we perform the necessary procedures to examine whether the reasons for and conditions of the proposed decrease in the share capital are due and proper.

This operation falls within the context of the purchase by your company of its own shares, up to a maximum of 10% of the share capital, in accordance with the conditions set out in Article L.225-209 of the French Commercial Code de commerce. Moreover, this purchase authorization is proposed to your Shareholders Meeting for approval and would be given for a period of 18 months (seventh resolution).

Your Board of Directors requests that it be empowered, for a period of 24 months, to proceed with the cancellation of its own shares that the company was authorised to purchase, up to a maximum of 10% of its share capital (by period of 24 months).

We have nothing to report on the reasons for and conditions of the envisaged decrease in share capital, which can be performed only after your Shareholder’s Meeting has already approved the purchase by your company of its own shares.

REPORT OF THE STATUTORY AUDITORS ON THE PROVISION OF STOCK OPTIONS TO SUBSCRIBE FOR AND/OR PURCHASE SHARES TO EMPLOYEES AND DIRECTORS

Combined Shareholders Meeting of 7 November 2006 – 9th resolution

Dear shareholders,

As Statutory Auditors to Pernod Ricard and in accordance with the engagement provided for by Article L.225-177 of the French Commercial Code and in Article 174-19 of the Decree of 23 March 1967, we have prepared this report on the provision of stock options to subscribe for and/or purchase shares to employees and directors.

It is the Board of Directors’ role to prepare a report on the reasons for the provision of stock options to subscribe for and/or purchase shares and on the method under which it is proposed to set the subscription and/or purchase price. Our role is to give you our opinion on the method under which it is proposed to set the subscription and/or purchase price.

We conducted our procedures in accordance with the professional standards applicable in France; those standards require that we perform the necessary procedures to verify that the method under which it is proposed to set the subscription and/or purchase price is provided in the report prepared by your Board of Directors, that they are in accordance with the provisions of applicable legislation and that they do not appear to be of a manifestly inappropriate nature.

We have no matters to report regarding the proposed method.

REPORT OF THE STATUTORY AUDITORS ON THE ISSUE OF SHARE WARRANTS DURING A PUBLIC OFFER PERIOD

Combined Shareholders Meeting of 7 November 2006 - 10th resolution

Dear shareholders,

As Statutory Auditors to Pernod Ricard and in accordance with the engagement provided for by Article L.228-192 of the French Commercial Code, we have prepared this report on the proposed issue of share warrants free of charge in the case of a public offer concerning the company, an operation which you are called on to approve.

Your Board of Directors proposes, on the basis of its report, that you empower it, in the framework of Article L.233-32 II of the French Commercial Code, to:

•

decide to issue share warrants subject to the provisions of Articles L.233-32-2 and L.233-33 of the French Commercial Code enabling subscription, under preferential conditions, for one or several shares in the company and their distribution free of charge to all of the company’s shareholders who have the status of shareholders before expiry of the public offer period,

•	set the exercise conditions and characteristics of such share warrants.

The maximum nominal amount of ordinary shares that could be issued cannot exceed a ceiling of €145,000,000 and the maximum number of share warrants which could be issued cannot exceed the number of shares in the company’s share capital at the date of issue of the share warrants. This delegation, which would be granted for a period of eighteen months, can only be used in the case of a public offer concerning the company.

We conducted our procedures in accordance with the professional standards applicable in France; those standards require that we perform the necessary procedures to verify the content of the Board of Directors’ report in respect of this operation.

We have no matters to report concerning the information provided in the Board of Directors report in respect of the envisaged share warrant issue in the case of a public offer concerning the company.

In accordance with Article 155-2 of the Decree of 23 March 1967, we will prepare an additional report at such time as this delegation is used by the Board of Directors.

REPORT OF THE STATUTORY AUDITORS ON THE SHARE CAPITAL INCREASE RESERVED FOR MEMBERS OF A COMPANY SAVINGS PLAN

Combined Shareholders Meeting of 7 November 2006 – 11th resolution

Dear shareholders,

As Statutory Auditors to Pernod Ricard and in accordance with the engagement provided for by Articles L.225-135, L.225-138 and L.228-92 of the French Commercial Code, we hereby present our report on the proposed delegation of authority to the Board of Directors in order to carry out one or several share capital increases by issuing shares or securities giving a right to share capital (other than preference shares) in the company, with waiver of your preferential subscription rights, reserved for members of a company savings plan, a transaction which you are called on to approve. The number of shares that could be issued in the context of the 11th resolution is limited to 2% of the company’s share capital as it stands on completion of this Shareholders Meeting.

This share capital increase is submitted for your approval in accordance with Articles L.225-129-6 of the French Commercial Code and L.443-5 of the French Labour Code.

Your Board of Directors proposes, on the basis of its report, that you delegate it for a period of 26 months, with a possibility for it to further sub-delegate, the authority to carry out one or several share capital increases and that you renounce your preferential subscription rights. If the situation arises, it will be for the Board of Directors to set the definitive conditions for this transaction.

It is the Board of Directors’ role to prepare a report in accordance with the provisions of Articles 154 and 155 of the Decree of 23 March 1967. Our role is to report to you on the fairness of the financial information extracted from the financial statements, on the proposal to waive you preferential subscription rights and on certain other information concerning the issue provided in this report.

We conducted our procedures in accordance with the professional standards applicable in France; those standards require that we perform the necessary procedures to verify the content of the report prepared by the Board of Directors in respect of this transaction and the manner in which the issue price is determined.

Subject to reviewing at a future date the conditions of any capital increase as may be decided upon, we have no matters to report regarding the manner of determination of the issue price of the share-capital related securities to be issued set out in the Board of Directors report.

As the issue price has not been set, we do not express an opinion on the final conditions of the capital increase and, as a result, on the proposal made to you to waive your preferential subscription rights.

Pursuant to Article 155-2 of the Decree of 23 March 1967, we will prepare an additional report, if required, at such time as your Board of Directors makes use of this authorisation.

REPORT OF THE STATUTORY AUDITORS ON THE DECREASE IN SHARE CAPITAL

Combined Shareholders Meeting of 7 November 2006 – 12th resolution

Dear shareholders,

As Statutory Auditors to Pernod Ricard and in accordance with the engagement provided for by Article L.225-204 of the French Commercial Code in the case of a decrease in share capital, we have prepared this report with the objective of informing you of our understanding of the reasons for and conditions of the envisaged decrease in share capital.

We conducted our procedures in accordance with the professional standards applicable in France; those standards require that we perform the necessary procedures to examine whether the reasons for and conditions of the envisaged decrease in the share capital are due and proper. Our procedures notably involved verifying that the envisaged decrease in share capital did not reduce the amount of such share capital to an amount below the legal minimum and that the decrease was not of a nature to adversely impact equality of treatment of all shareholders.

We have no matters to report regarding the reasons for and conditions of the envisaged operation which will reduce your company’s share capital from €291,590,460.90 to €281,642,461.70.

Neuilly-sur-Seine and La Défense, 6 October 2006

The Statutory Auditors

DELOITTE & ASSOCIÉS		MAZARS & GUÉRARD
Alain Pons	Alain Penanguer	Frédéric Allilaire

Information on the reference document

262	Person responsible for the reference document
262	Name of the person responsible for the present document
262	Certification of the person responsible for the present document
262	Persons responsible for the information
263	Index
264	Reconciliation table

Person responsible for the reference document

NAME OF THE PERSON RESPONSIBLE FOR THIS DOCUMENT

Responsibility for this document is assumed by Mr Patrick Ricard, Chairman – Chief Executive Officer of Pernod Ricard SA (“Pernod Ricard” or the “Company”), a French société anonyme with share capital of €291,590,460.90 with its registered office at 12, place des États-Unis, 75116 Paris. The Company is registered in the Paris Commercial and Companies’ Register under the number RCS 582 041 943.

CERTIFICATION BY THE PERSON RESPONSIBLE FOR THIS REFERENCE DOCUMENT

To my knowledge, the information presented in this reference document fairly reflects the current situation and includes all information necessary for investors’ understanding of the assets, activities, financial condition, results and future prospects of Pernod Ricard and the rights attached to the financial instruments proposed. No material aspects of such information have been omitted.

In addition, the Company has obtained from its statutory auditors an engagement completion letter in which they state that they have checked the information relating to the financial position and financial statements presented or incorporated by reference into this reference document and that they have read the entire reference document. This was done in compliance with French accounting doctrine and French professional standards.

Patrick Ricard

Chairman - Chief Executive Officer

The parent company financial statements and the consolidated financial statements for the financial year ended 31 December 2003, finalised by the Board of Directors, received an unqualified opinion without any remark by the Company’s Statutory Auditors. Concerning the parent company financial statements, their report draws attention to Note 1.1 which presents the changes in accounting methods relating to recognition of retirement benefits and similar commitments. Concerning the consolidated financial statements, their report draws attention to Note 1.2 which presents the changes in the accounting method relating to the recognition of retirement benefits and similar commitments, the presentation of OCEANE bonds and the method of calculation of diluted earnings per share.

The parent company financial statements and the consolidated financial statements for the financial year ended 30 June 2005, finalised by the Board of Directors, received an unqualified opinion without any remark by the Company’s Statutory Auditors. Concerning the parent company financial statements, their report draws attention to the note with regard to the change of year-end. Concerning the consolidated financial statements, their report draws attention to Note 1.2 concerning the change of year-end. In their report on the pro forma information, the Statutory Auditors draw attention to the qualifications set out on page 208 of this document.

The parent company financial statements and the consolidated financial statements for the financial year ended 30 June 2006 finalised by the Board of Directors, have received an unqualified opinion without any remark by the Company’s Statutory Auditors.

PERSONS RESPONSIBLE FOR THE INFORMATION

Francisco de la Vega

Vice-President, Corporate Communication

Tel.: +33 (0)1 41 00 40 96

Denis Fiévet

Director of Financial Communication and Investor Relations

Tel.: +33 (0)1 41 00 42 02

12, place des États-Unis

75116 Paris

Index

A
absenteeism	74
appointments committee	140
audit committee	139

B
benefits in kind (executive officers)	144
board of directors	131
brands	17

C
commercial litigations	161
company agreements	78
competition	159
consolidated balance sheet	172
consolidated cash flow statement	175
consolidated companies	204
consolidated income statement	171
corporate purpose	119

D
directors	131
directors’ fees	141; 143
disabled employees	72
disposals	165; 166
dividends	239; 253

E
employees	70
energy consumption	105
environment	96
executive officers	131; 133; 134
executive officers’ remuneration	143

F
financial calendar	63
financial risks	159
financial commitments	202

G
geographic locations	96
group accounting policies	176

H
history	8

I
independent directors	132
industrial and environmental risks	167
insurance	168
internal audit	151
internal control	149

K
key figures	5; 6; 155; 156

L
legal risks	160

M
markets	33

O
OCEANE bonds	123
outlook	159

P
parent company accounting policies	229
parent company balance sheet	224
parent company cash flow statement	226
parent company income statement	223
payroll	78
Pernod Ricard shares	57; 58
person responsible for the information	262
profit sharing plan	147
publications	127

R
raw material consumption	98
registered office	119
regulated agreements	241
remuneration committee	140
research and development	82
risk management	168

S
scope of consolidation	204
share capital	121; 124
segment reporting	155; 156; 183
shareholders	124
shareholders meetings	120
share price	8; 57
significant contracts	162
statutory auditors	142
stock option	123; 145; 146
strategic committee	139
supplementary retirement cover for senior executives	144
sustainable development	96
syndicated loan	163

T
thresholds	124
training	77
treasury shares	125

V
voting rights	124

W
water consumption	100
working time	74

Reconciliation table

in accordance with Annex I to EC regulation 809/2004

INFORMATION		PAGES

1.	PERSON RESPONSIBLE FOR THE REFERENCE DOCUMENT
1.1	Name of the person responsible for the reference document	262
1.2	Certification of the person responsible for the reference document	262

2.	STATUTORY AUDITORS
2.1	Statutory Auditors for the historical financial statements	142

3.	SELECTED FINANCIAL INFORMATION
3.1	Consolidated financial statements and Notes	170 - 219
	Parent Company financial statements and Notes	222 - 293
3.2	Pro forma financial information	183

4.	RISK FACTORS
	Market risks (liquidity, interest rate, exchange rate, share portfolio)	159
	Specific risks in connection with the activity (dependence on suppliers, customers, subcontractors, contracts, production processes...)	159-160
	Legal risks (specific regulations, concessions, patents, licences, material disputes , exceptional events...)	160-161
	Industrial and environmental risks	167

5.	GENERAL INFORMATION
5.1	History and developments in the Company	2-11; 119-120; 159
5.2	Investments	97

6.	OVERVIEW OF BUSINESS
6.1	Main activities	17-45; 155-159
6.2	Main markets	34-45
6.3	Exceptional events
6.4	Dependence on patents, licences, industrial contracts	188
6.5	Market and competition	159

7.	ORGANISATION CHART
7.1	Group description	14; 204
7.2	Main affiliates	14; 204-206

8.	PROPERTY, PLANT AND EQUIPMENT
8.1	Existing or planned material property, plant and equipment	188-189
8.2	Environment	93-106

9.	FINANCIAL POSITION AND OPERATING PROFIT ANALYSIS
9.1	Financial position	172-173
9.2	Operating profit analysis	155-160; 171

10.	CASH AND CAPITAL
10.1	General information on the capital	121-126
10.2	Cash flow statement	175
10.3	Information on borrowing conditions and on financing structure	163; 195-198
10.4	Limitation in the use of capital	121-122
10.5	OCEANE bonds	123; 164

11.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	82

12.	INFORMATION ON TRENDS
12.1	Recent developments	2-7
12.2	Outlook	159

INFORMATION		PAGES

13.	PROFIT FORECASTS OR ESTIMATES	N/A

14.	BOARD OF DIRECTORS AND SENIOR MANAGEMENT
14.1	Members of the Board of Directors and Senior Management	131-137
14.2	Absence of potential conflicts of interest	138

15.	BENEFITS AND REMUNERATION
15.1	Directors’ remuneration	143-145; 236
15.2	Stock option plans and other employee share ownership plans	146-147

16.	OPERATION OF THE BOARD OF DIRECTORS
16.1	Composition of the Board of Directors	131-132; 135-137
16.2	Service contracts	138
16.3	Audit Committee	139-140
	Renumeration Committee	140
	Apointment Committee	141
	Strategic Committee	139
16.4	Role and operation of the Board of Directors	138-139
16.5	Report of the Chairman and CEO on internal control procedures	149-152
16.6	Statutory Auditors Report on the Chairman and CEO’s report	153

17.	EMPLOYEES
17.1	Human Resources	64-78
17.2	Table of stock options	145-146
17.3	Employee profit sharing plans	147

18.	MAIN SHAREHOLDERS
18.1	Information regarding the breakdown of share capital and voting rights	124
18.2	Other voting rights	120; 124

19.	REGULATED AGREEMENTS	145

20.	FINANCIAL INFORMATION CONCERNING ASSETS, FINANCIAL POSITION AND COMPANY OPERATING PROFIT
20.1	Historical financial information	238
20.2	Pro forma financial information	183
20.3	Financial statements	170-220; 222-248
20.4	Verification of financial information	220; 240
20.5	Date of last financial information	266
20.6	Interim and other financial information	N/A
20.7	Dividend distribution policy	58; 239
20.8	Legal and arbitration proceedings	160-161

21.	OTHER INFORMATION
21.1	General information on the share capital	121-129
21.2	General information on the Company	119-120

22.	SIGNIFICANT CONTRACTS	162-167

23.	INFORMATION FROM THIRD PARTIES, EXPERT DECLARATIONS AND DECLARATIONS OF INTERESTS	N/A

24.	INFORMATION AVAILABLE TO THE PUBLIC	127-129; 266

25.	INFORMATION RELATING TO SUBSIDIARIES	237

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This reference document was filed with the French Financial Markets Authority 16 October 2006 in accordance with Article 212-13 of its general Regulation. It can be used for financial operations if supported by a prospectus that is approved by the French Financial Markets Authority.

Management report, consolidated Group financial statements and Statutory Auditors’ reports for the years ended 30 June 2005 and 31 December 2003

The following information is incorporated by reference into this reference document:

•

group management report, Group consolidated financial statements and Statutory Auditors’ report on the consolidated financial statements for the financial period ended 30 June 2005 as presented on pages 132 to 163 and 166 to 209 of the reference document filed with the French Financial Markets Authority on 10 October 2005 under number D.05-1207;

•

group management report, Group consolidated financial statements and Statutory Auditors’ report on the consolidated financial statements for the financial year ended 31 December 2003 as presented on pages 47 to 67 and 75 to 111 of the reference document filed with the Commission des Opérations de Bourse (the French financial markets authority at that time) on 29 April 2004 under number D.04-0616.

The information included in these two reference documents, other than that listed above, if necessary, has been replaced and/or updated as relevant by the information included in this reference document.

Copies of the present document are available on request from Pernod Ricard - 12, place des États-Unis, 75116 Paris - France

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Société Anonyme with a share capital of €291,590,460.90

Registered office: 12, place des États-Unis – 75116 Paris – Tel: 33 (0)1 41 00 41 00 – Fax: 33 (0)1 41 00 41 41

RCS Paris B 582 041 943

Photographs:

Tribal art works : Musée du Quai Branly (P. Gries) - Chupi : Musée du Quai Branly (H. Dubois)

Building, garden, “Green wall” : Musée du Quai Branly (N. Borel, D. Marat, I. Andréadis, A. Borgeaud)

Studio photo Pernod Ricard (D. Dewalle, M.-A. Desanges), Corbis, Getty Images.

The works of art and architecture appearing on the brand pages

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Chivas Regal

Zoomorphous helmet mask

Africa

123 x 30 cm

20th century

The Esplanade, Arts centre

Singapore

Michael Wilford & partners 2002

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Martell

Woman’s skirt

Asia

H. 61 cm

20th century

Sony Center

Berlin, Germany

Helmut Jahn 2004

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The Glenlivet

Apron

Oceania

91 x 57.5 cm

Beginning of 20th century

Selfridges Building

Birmingham, UK

Future Systems: Jan Kaplichky & Amanda Levete 2003

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Mumm

Fabric decorated with stylised birds and fish

Americas

119 x 146.8 cm

1100 -1450

Swiss Re Tower

London, England

Norman Foster 2004

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Ricard

Vungvung mask

Oceania

92 x 290 x 70 cm

End of 19th - beginning of 20th century

Spiral staircase Bavarian Ministry of Economy

Munich, Germany

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Jameson

Arrow shield

Americas

38 x 76 cm

19th century

Office building

New York, USA

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Stolichnaya

Shona headrest

Africa

19.3 x 25 cm

19th century

Umeda Sky building, glass elevator

Osaka, Japan

Hiroshi Hara & Atelier and Kimura Construction 1993

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Montana

Yam mask

Oceania

56 x 39.4 cm

Mid 20th century

Elevator

Region of Casablanca, Chile

THE HOMMAGE PAID TO TRIBAL ARTS CONTINUES INSIDE THE ANNUAL REPORT

Tribal Arts, which hold a place of honour on the front cover of the Annual Report, have also been chosen as the guiding theme throughout the document itself.

The first sponsor of the Musée du Quai Branly, inaugurated on 20 June 2006, Pernod Ricard has chosen to illustrate its annual report by highlighting works of Tribal Art. By drawing a parallel between 15 works on display at Quai Branly and 15 monuments of modern architecture, Pernod Ricard shows the timelessness of Tribal Art Works, that have inspired the artists of today.

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Malibu

Midi breastplate

Oceania

43.3 x 40.4 cm

19th–20th century

Jin Mao Tower

Shanghai, China

Skidmore Owings & Merrill

2003

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Ballantine’s

Bedu mask

Africa

144 x 74.5 cm

19th century

Glass building

Frankfurt, Germany

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Beefeater

Two Mimi men

Oceania

63 x 42 cm

Mid 20th century

Kio/Puerta de Europa Towers

Madrid, Spain

Burgee & Johnson:

Dominguez y Martin

1996

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Perrier-Jouët

Shell

Oceania

17 x 17 cm

Beginning of 20th century

Vittorio Emanuele Gallery

Milan, Italy

Giuseppe Mengoni

1877

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Jacob’s Creek

Malak bridal dress

Asia

L. 51 cm

19th century

BankWest Tower

Perth, Australia

Cameron Chisholm & Nicol

1988

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Havana Club

Feather artefact

Americas

180 x 170 cm

Pre-1892

TGV Train station, Lyon Saint-Exupéry airport

Lyon, France

Sanitago Calatrava

1994

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Kahlúa

Zerbiya knotted mat

Africa

496 x 168 cm

End of 20th century

Glass building, Stephen’s Plaza

Vienna, Austria

Pernod Ricard wishes to thank the Musée du Quai Branly for allowing it to illustrate its annual report with works of tribal art from the museum’s collections.

Design, creation and publication:

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A YEAR PLACED UNDER THE SIGN OF THE TRIBAL ARTS

Ever since its creation, Pernod Ricard has illustrated the cover of its annual report with an original painted work.

2005/2006 was marked by the inauguration of the Musée du Quai Branly.

As a sponsor of this new “Temple” of Tribal Arts, Pernod Ricard wanted to “celebrate” the event by using this theme for its 2005/2006 annual report. This was a natural choice for the Group: with its collections depicting the arts and civilisations of Africa, Asia, Oceania and the Americas, the Musée du Quai Branly is a genuine crossroads of world culture. Respect for cultures and specific local features is also at the very heart of Pernod Richard’s strategy, as reflected in its slogan “Local roots, global reach”.

This year, the Group has called on the talent of Richard Allen. This artist’s work is close to the sensitivity of the Tribal Arts, and the materials, colours and forms chosen bear certain similarities to aboriginal art from Australia. His poetic and visual work reflects the experiences of his travels throughout Australia, his native country. He sets out on a conquest of history and his work follows in the footsteps of famous Aboriginal artists, including Boyd, Nolan, or Kngwarreye. An original and spontaneous work, which underlines the importance of tradition, the exchange of knowledge, conviviality and cultural diversity, thereby reflecting the essential values and convictions of Pernod Ricard.

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RICHARD ALLEN

Richard Allen was born in Sydney, Australia in 1964.

He has shown his paintings in major art galleries in Australia for over 20 years. His work has been displayed at a large number of exhibitions in Hong Kong, London and Japan. The very roots of Australian culture are a source of inspiration for Richard Allen and a source of energy for his work. His polychrome painting style is poetical, lyrical and joyous. His work shows multicultural influences which reflect the importance of his ancestors and the necessary interchange between memories and contemplation.